As confidentially submitted with the Securities and Exchange Commission on November 19, 2024.
This draft registration statement has not been filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES
SUNRISE REALTY TRUST, INC.
(Exact name of registrant as specified in its charter)
Sunrise Realty Trust, Inc.
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL 33401
(561) 530-3315
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Brian Sedrish
Sunrise Realty Trust, Inc.
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL 33401
(561) 530-3315
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

C. Brophy Christensen, Esq. Jeeho M. Lee, Esq. O’Melveny & Myers LLP 1301 Avenue of the Americas New York, New York 10019 (212) 326-2000	Joseph A. Herz, Esq. Brian N. Wheaton, Esq. Greenberg Traurig, LLP One Vanderbilt Avenue New York, New York 10017 (212) 801-9200
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED             ,             .
PROSPECTUS
                 Shares
 Sunrise Realty Trust, Inc.
Common Stock
Sunrise Realty Trust, Inc. (the “Company”) is offering           shares of its common stock. Our common stock is listed on The Nasdaq Capital Market under the symbol “SUNS.” The last reported sale price of our common stock on          ,            was $         per share.
We are externally managed by Sunrise Manager LLC (our “Manager”). Our affiliated persons (as defined in Form S-11 under the Securities Act of 1933, as amended (the “Securities Act”)) beneficially own (as determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”)) an aggregate of          shares of our common stock, or approximately          % of our common stock upon completion of this offering (or          % if the underwriters exercise their option to purchase additional shares in full). Subject to certain conditions, our Manager has agreed to purchase up to $          million of shares of our common stock in the open market at a price equal to or less than $       during the period beginning 30 days after the completion of this offering through 180 days after the completion of this offering (the “Manager Investment”). Our Manager is beneficially owned 67.8% by Leonard M. Tannenbaum, our Executive Chairman, 8.8% by Robyn Tannenbaum, our President, and 18.4% by Tannenbaum family members and trusts, as of November 7, 2024, and Brian Sedrish, our Chief Executive Officer, is expected to be granted approximately      % ownership in connection with this offering, which is expected to further increase relative to the amount of equity capital raised by the Company. If our Manager purchases shares pursuant to the Manager Investment, these affiliates of ours will beneficially own additional shares of our common stock.
We believe our organization and current and proposed method of operation will enable us to qualify to be taxed as a real estate investment trust for U.S. federal income tax purposes (a “REIT”), commencing with our taxable year ending December 31, 2024. To assist us in complying with certain U.S. federal income tax requirements applicable to REITs, among other purposes, shares of our common stock are subject to restrictions on ownership and transfer including, subject to certain exceptions, a 4.9% ownership limit in value or number of shares, whichever is more restrictive. Our Board of Directors (our “Board” or “Board of Directors”), in its sole discretion, may exempt (prospectively or retroactively) shareholders from this ownership limit and Leonard M. Tannenbaum, who also serves as our Executive Chairman, has been granted an exemption allowing him to own up to 29.9% of our common stock. See “Description of Capital Stock—Ownership Limitations and Exceptions.”
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 26 of this prospectus. The most significant risks relating to your investment in our common stock include the following:
•we have limited history of operating as an independent company, and our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results;
•our ability to identify a successful business and investment strategy and execute on our strategy;
•the ability of our Manager to locate suitable loan opportunities for us and to monitor and actively manage our portfolio and implement our investment strategy;
•our ability to meet the expected ranges of originations and repayments;
•the allocation of loan opportunities to us by our Manager;
•changes in general economic conditions, in our industry and in the commercial finance and commercial real estate markets;
•the state of the U.S. economy generally or in the specific geographic regions in which we operate, including as a result of the impact of natural disasters;
•the impact of a protracted decline in the liquidity of credit markets on our business;
•the amount, collectability and timing of our cash flows, if any, from our loans;
•losses that may be exacerbated due to the concentration of our portfolio in a limited number of loans and borrowers;
•the departure of any of the executive officers or key personnel supporting and assisting us from our Manager or its affiliates;
•impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;
•the impact of a changing interest rate environment;
•our ability to maintain our exemption from registration under the Investment Company Act (as defined below); and
•our ability to qualify and maintain our qualification as a REIT.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Company
Per Share	$	$	$
Total	$	$	$
___________________________
(1)See “Underwriting” for additional disclosure regarding of the compensation payable to the underwriters.
We have granted the underwriters the right to purchase up to an additional          shares of common stock at the public offering price less the underwriting discount and commission to cover over-allotments within 30 days after the date of this prospectus.
The underwriters expect to deliver the shares of common stock to the purchasers on          ,               .
Bookrunning Managers

RAYMOND JAMES	KEEFE, BRUYETTE, & WOODS	BTIG
The date of this prospectus is          ,            .

i

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS
We and the underwriters have not authorized anyone to provide you with information or to make any representations other than those contained in this prospectus, or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with any other information, and we take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the shares only under circumstances and in jurisdictions where offers and sales are permitted and we are not making an offer to sell, or seeking offers to buy, the shares under any circumstances or in any jurisdiction in which the person making such offer, solicitation or sale is not qualified to do so or to anyone to whom it is unlawful to make an offer, solicitation or sale. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or any sale of the shares. Our business, financial condition, results of operations and growth prospects may have changed since that date.
ROUNDING
We have made rounding adjustments to some of the figures included, in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
MARKET AND INDUSTRY DATA
We use market data and industry forecasts and projections throughout this prospectus, and in particular in “Prospectus Summary” and “Business.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications. Industry forecasts are based on industry surveys and the preparer’s expertise in the industry and there can be no assurance that any of the industry forecasts will be achieved. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. None of such data and forecasts was prepared specifically for us. No third-party source that has prepared such information has reviewed or passed upon our use of the information in this prospectus, and no third-party source is quoted or summarized in this prospectus as an expert. We believe these data are reliable, but we have not independently verified the accuracy of this information. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.
NON-GAAP METRICS
This prospectus contains “non-GAAP financial measures,” including distributable earnings, within the meaning of Regulation G promulgated by the SEC. Non-GAAP financial measures are financial measures that are not presented in accordance with generally accepted accounting principles in the U.S. (“GAAP”) and this prospectus therefore includes a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP.
We use certain non-GAAP financial measures, some of which are included in this prospectus, both to explain our results to shareholders and the investment community and in the internal evaluation and management of our businesses. Our management believes that these non-GAAP financial measures and the information they provide are useful to investors since these measures permit investors and shareholders to assess the overall performance of our business using the same tools that our management uses to evaluate our past performance and prospects for future performance.
While we believe that these non-GAAP financial measures are useful in evaluating our performance, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ from similar measures presented by other companies.
ii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.
Unless the context otherwise requires, the terms “Company,” “SUNS,” “we,” “us” or “our” in this prospectus refer to Sunrise Realty Trust, Inc. and the terms “shares” or “common stock” refer to shares of our common stock, $0.01 par value per share.
Overview
Sunrise Realty Trust, Inc. is a real estate focused debt fund, actively pursuing opportunities to finance transitional commercial real estate projects located across the Southern U.S. SUNS is an integral part of the platform of affiliated asset managers under the Tannenbaum Capital Group (“TCG”). SUNS is led by a veteran team of commercial real estate investment professionals and its external manager, Sunrise Manager LLC (our “Manager”), which, alongside other TCG platform asset managers pursuing similar or adjacent opportunities, are supported by the marketing, reporting, legal and other non-investment support services provided by the team of professionals within the TCG platform. Our and our Manager’s relationship with TCG provide us with investment opportunities through a robust relationship network of commercial real estate owners, operators and related businesses as well as significant back-office personnel to assist in management of loans.
Our focus is on originating and investing in secured commercial real estate (“CRE”) loans and providing capital to high-quality borrowers and sponsors with transitional business plans collateralized by CRE assets with opportunities for near-term value creation, as well as recapitalization opportunities. SUNS intends to further diversify its investment portfolio, targeting investments in senior mortgage loans, mezzanine loans, B-notes, commercial mortgage-backed securities (“CMBS”) and debt-like preferred equity securities across CRE asset classes. We intend for SUNS’ investment mix to include loans secured by high quality residential, including multi-family, condominiums and single-family residential communities, retail, office, hospitality, industrial, mixed-use and specialty-use real estate. As of September 30, 2024, SUNS’ portfolio of loans had an aggregate outstanding principal of approximately $97.5 million.
Our investment focus includes originating or acquiring loans backed by single assets or portfolios of assets that typically have (i) an investment hold size of approximately $15-100 million, secured by CRE assets, including transitional or construction projects, across diverse property types, (ii) a duration of approximately 2-5 years, (iii) interest rates that are determined periodically on the basis of a floating base lending rate (e.g., SOFR) plus a credit spread, (iv) a loan-to-value (“LTV”) ratio of no greater than approximately 75% on an individual investment basis and (v) no more than approximately 75% loan-to-value across the portfolio, in each case, at the time of origination or acquisition, and are led by experienced borrowers and well-capitalized sponsors with high quality business plans. Our loans typically feature origination fees and/or exit fees. We target a portfolio net internal rate of return (“IRR”) in the low-teens, which we believe may increase to the mid-teens after including total interest and other revenue from the portfolio, including loans funded from drawing on our leverage, net of our interest expense from our portfolio lenders. We are also targeting a near- to mid-term target capitalization of one-third equity, one-third secured debt availability and one-third unsecured debt. We do not expect to be fully drawn on our secured debt availability and, as a result, we are targeting an expected leverage ratio of 1.5:1 debt-to-equity.
As of November 7, 2024, we had a potentially actionable pipeline of approximately $1.2 billion of commercial real estate deal commitments under review by our Manager, and have signed non-binding term sheets for approximately $235.4 million of commitments. To date, we have closed on each non-binding term sheet we have executed. However, we are in varying stages of our review and have not completed our due diligence process with respect to the transactions we are currently reviewing and for which we have signed term sheets. As a result, there can be no assurance that we will move forward with any of these potential investments.
In July 2024 we separated from Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc. “AFC”) through a Spin-Off transaction. The separation was effected by the transfer of AFC’s commercial real estate portfolio, from AFC to us and the distribution of all of the outstanding shares of our common stock to all of AFC’s shareholders of record as of the close of business on July 8, 2024. As a result of the Spin-Off, we are now an independent, public company trading under the symbol “SUNS” on the Nasdaq Capital Market.
We are an externally managed Maryland corporation and intend to elect to be taxed as a REIT under Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2024. We believe our organization and current and proposed method of operation will enable us to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income, distribution and other tests described under “U.S. Federal Income Tax Considerations—Taxation,” which in turn depends, in part, on our operating results and ability to obtain financing. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act.
Target Investments and Portfolio
We invest in transitional CRE assets located in the Southern U.S., including ground-up development and recapitalization transactions, with an emphasis on direct origination of loans with borrowers. We typically invest in loans that have the following characteristics:
•target deal size of $15 million to $250 million;
•investment hold size of $15 million to $100 million;
•secured by CRE assets, including transitional or construction projects, across diverse property types;
•located primarily within markets in the Southern U.S. benefiting from economic tailwinds with growth potential;
•interest rates that are determined periodically on the basis of a floating base lending rate (e.g., SOFR) plus a credit spread;
•no more than approximately 75% loan-to-value on an individual investment basis and no more than approximately 75% loan-to-value across the portfolio, in each case, at the time of origination or acquisition;
•duration of approximately 2-5 years;
•origination fees and/or exit fees;
•significant downside protections; and
•experienced borrowers and well-capitalized sponsors with high quality business plans.
The allocation of capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to changes in prevailing market conditions, including with respect to interest rates and general economic and credit market conditions as well as local economic conditions in markets where we are active.
Southern U.S.
Our investments are primarily concentrated in those states/districts that SUNS considers to be part of the Southern U.S. Those states/districts include AL, AR, DE, FL, GA, KY, LA, MD, MS, NC, OK, SC, TN, TX, VA, WV and D.C. Within its targeted geographic region, we expect that the following states, which are and are expected to continue exhibiting above average population and employment growth, will represent a greater share of the overall geographic exposure: GA, FL, NC, SC, TN and TX.
Market Opportunity
We plan to capitalize on developments in CRE credit markets where non-bank lenders have provided an increasing share of CRE financings as a result of the capital shortage caused by the development, rehabilitation and re-capitalization of assets across the U.S., and particularly in the Southern U.S. We believe this shift is caused by two recent changes: (1) substantially lower amounts of bank capital being made available for transitional real estate assets due to tighter lending parameters, regulatory requirements and portfolio issues; and (2) dislocations and declining liquidity caused by the rapid rise in interest rates that began in March 2022. We believe that this represents a paradigm shift relative to the low interest rate environment observed over the past ten years, which was characterized by an abundance of cheap capital. We believe that non-bank lenders can take advantage of banks’ recent retrenchment and lack of capital, as well as the current interest rate environment, to generate higher returns with lower leverage levels. Additionally, we are not burdened by the same regulatory hurdles facing traditional lenders, which we believe will better allow us to structure attractive credit positions without taking undue risk or excessive leverage.
We intend to focus on the Southern U.S. due to: (1) positive demographic trends, including accelerated migration patterns resulting from COVID-19 and the resulting shortage in residential and commercial real estate supply; and (2) our local presence, knowledge and network of brokers and sponsors in these markets.
Large and Deep Addressable Market Facing Dislocations
Since 2018, banks have significantly increased their issuance of CRE loans. According to the Federal Deposit Insurance Corporation (the “FDIC”), over the last five years, banks’ exposure to U.S. CRE markets has risen approximately $1 trillion in aggregate, nearing $4 trillion in total, with bank investments broadly distributed across CRE loan types. The current environment of higher interest rates and declining liquidity has caused severe issues across these loan portfolios.
Historically, for CRE projects, higher interest rates typically result in: (1) decreased valuations; (2) lower occupancy rates; (3) construction/development delays; and (4) reduced liquidity (i.e., fewer options for borrowers). Each of these changes increases the default risk of CRE loans on bank balance sheets, and as these effects typically happen in tandem, the impact is magnified. For example, many CRE loans have short terms with balloon payments and in a higher rate environment, refinancing these loans becomes challenging and expensive. In an environment of declining valuations and occupancy rates, however, borrowers of these loans have even less ability to secure favorable refinancing terms, further increasing default risk.
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(1)Newmark Research Data.
(2)Other CRE Loans include real-estate investor loans and other assets linked to commercial properties.
Banks entered 2023 facing new regulations (Basel III), an office sector crash, rising interest rates and declining liquidity, forcing them to curtail their lending activity. Regional bank turmoil and sustained rate hikes in 2023 further amplified bank retrenchment from CRE lending and forced some lenders to liquidate existing loan portfolios to improve balance sheet liquidity. In addition, higher rates coupled with the slowdown in the structured credit markets (warehouse lines and CLOs) has eroded lender margins, causing some to exit.
With banks and other traditional lenders halting lending or unable to bridge funding gaps due to lower leverage targets, we believe that there is a large and immediate need for capital from non-traditional capital providers to support transitional CRE business plans. CRE is a capital intensive asset class with a consistent need for debt financing for development, rehabilitation and recapitalizations. We believe that the U.S. CRE debt market is capable of delivering predictable income streams with significant downside protection through an economic cycle.

Further, the current environment of elevated interest rates combined with reduced CRE valuations present compelling lending opportunities. Declines in real estate values reduces new lender risk in the form of lower LTV ratios: originated loans placed at approximately 70% LTV (based on valuations as of July 2024) represent approximately 55% LTV of peak asset valuations. In addition, higher benchmark rates (Treasury Rate and SOFR) as well as elevated spreads enhance net interest margins, which we believe results in greater opportunity for outsized returns.
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*Based on management estimates. Provided for illustrative purposes only and does not reflect the terms of any specific capital structure.
(1)Valuation decline based on Green Street Commercial Property Price Index as of July 2024 (~20% decline from recent peak).
(2)Source: Cushman & Wakefield, Green Street Advisors.
(3)Source: Average of apartment, industrial, office, self-storage, senior housing, single-family rental, and strip center sectors.
(4)LIBOR used for Dec 2019; SOFR used for July 2024.
We believe that, in times of dislocation, the risk-adjusted returns available in the U.S. CRE debt market offer an attractive investment opportunity and support an allocation from opportunistic investors.
High Volume of Near-Term CRE Loan Maturities
CRE debt transactions are typically financed with short duration loans, which amplifies the need for a consistent supply of fresh capital for both new originations and rollover financings. We expect that a high volume of near-term maturing debt will lead to substantial demand for CRE debt capital. According to S&P Global, over $2.1 trillion in loans across CRE sectors are set to mature in 2025 and 2026, with approximately $832 billion of loans carrying senior debt LTVs of 80% or greater maturing from 2024 through 2028.
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(1)Green Street, NCREIF, RCA, Trepp, MBA, Newmark Research. Loans with an estimated senior debt LTV of 80% or greater are potentially troubled. The loans are marked-to-market using an average of cumulative changes in the Dow Jones REIT sector price indices, REIT sector enterprise value indices and Green Street sector CPPI.

The actions of bank regulators have enabled banks and other lenders to extend maturing loans rather than force repayments that may result in capital impairment. The rapid rise in interest rates from March 2022 to September 2023, coupled with this backlog of refinancing needs is causing banks to seek repayment to recover capital and shore up liquidity. Additionally, many loans contain rate caps which are naturally expiring as loan terms come due (see chart below from Cred-iq.com). The currently elevated interest rates have made purchasing these caps, previously struck at low levels, uneconomical. We believe that the most pressing gap is for subordinate financings, as we believe banks who are continuing to lend look to reduce leverage levels. Maturing loans, plus expiring rate caps, will create opportunities for alternative lenders who can bridge the gap and offer borrowers gap financing to complete their capitalizations. We anticipate that lenders who can take advantage of this dislocation will be able to generate equity-like returns with debt-like risk, with leverage levels significantly below where they have been over the last decade.
Migration Patterns and Business Growth Driving Demand for CRE in the Southern U.S.
According to the 2022 Allied US Migration Report, population and employment migration to the Southern U.S. has long been occurring, but COVID-19 has accelerated this growth. These trends have caused the Southern U.S. to benefit from increased population, employment and real GDP growth, as per the U.S. Bureau of Economic Analysis.
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(1)U.S. Census Bureau Data; CoStar Market Data; Federal Reserve Bank of St. Louis
(2)Target states include: FL, TX, NC, SC, TN, and GA.

Personal income growth in our target states is outpacing the U.S. average, largely due to corporations moving to the Southern U.S.
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(1)U.S. Bureau of Economic Analysis; Federal Reserve Bank of St. Louis.
(2)Target states include: FL, TX, NC, SC, TN, and GA.
We expect these migration and growth trends to continue for the foreseeable future given the favorable business environment, climate, taxes, access to intellectual capital and lower fixed expenses available in the Southern U.S.
COVID-19’s acceleration of pre-existing migration patterns and business growth in the Southern U.S. has driven increased unmet demand for CRE in the Southern U.S. We anticipate that the CRE supply lag in the Southern U.S. will worsen in the coming years due to the reduced access to capital from traditional CRE lenders discussed above, which we believe will provide a consistent flow of investment opportunities in our target states and investment types.
Higher Rates and Decreased Competition
From March 2022 to July 2023, the Federal Reserve embarked on an aggressive rate hiking cycle, ending a four-decade bond bull market characterized by cheap and abundant capital. Credit markets have experienced tremendous disruption, including the failure of Silicon Valley Bank and Signature Bank in Spring 2023; the iShares 20 Plus Year Treasury Bond ETF is off over 46% from its all time closing high in 2020 (as of October 25, 2024). Implied bank lending rates suggest that an elevated rate environment (especially relative to the recent decade) will persist into 2025

(see chart below from the Federal Reserve Bank of St. Louis). As a result, it is anticipated that borrowers will have difficulty refinancing oversized debt tranches and servicing the cost of new debt capital.
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Source: Federal Reserve Bank of St. Louis
We believe that this market environment bodes well for lenders who can provide subordinated debt tranches and serve as “rescue capital” where borrowers otherwise would be required to support existing equity investments. We believe that many borrowers will prefer to utilize mezzanine loans and/or debt-like preferred equity securities to plug gaps.
Historically, many lenders relied upon high degrees of low-cost leverage, enabling them to compete aggressively on pricing offered to borrowers. These relatively highly-levered lenders have pulled back due to: (1) their inability to access the aforementioned cheap financing in the current market environment; and (2) portfolio issues that resulted from their aggressive use of leverage. We believe that lenders with capital to deploy and more conservative leverage profiles, like our company, will be able to take advantage of these dynamics to obtain better pricing at lower leverage points than has existed over the last several years. Additionally, highly leveraged lenders may become sources of deal flow if they are forced to sell positions to cover margin calls or investor redemptions.
Potential Opportunities for Immediate Deployment
Our opportunity set is expected to encompass the following categories, with the volume of each dependent on currently elevated interest rates declining at the expected rates, the supply of fresh capital that enters the CRE lending space, and continued migration trends to the Southern U.S. We believe the following will be the most actionable areas of focus over the next several years:
1.New loan originations for well-capitalized sponsors with high-quality business plans that would have borrowed at lower rates and higher leverage levels over the last decade;
2.Recapitalization transactions of high-quality assets for borrowers with maturing loans or rate cap expirations, who in addition to refinancing existing lenders may need incremental capital to satisfy further repositioning and carrying costs, or may need additional time to achieve lease-up or other milestones prior to receiving permanent financing or engaging in an asset sale;
3.Special situations investments where equity investors may seek portfolio-level liquidity and we can provide a loan backed by a diversified portfolio of quality assets at acceptable leverage levels; and
4.Banks or other lenders seeking to sell existing loans to generate liquidity, the selling of which may be involuntary due to capital calls or investor redemptions and may be done at a discount to par.
We believe that the current market climate will produce a robust pipeline of quality lending opportunities in markets in the Southern U.S. experiencing strong growth and demand tailwinds characterized by:
1.Conservative leverage levels;
2.Improved lender protections; and
3.Higher absolute returns relative to the last decade.

Our investment portfolio is expected to comprise a spectrum of CRE asset classes, including high quality multifamily, condominiums, industrial, office, retail, hospitality, mixed-use and specialty-use real estate, as well as investments including refinancings for later-and-transitional-stage assets and ground-up development.
Attractive Risk-Adjusted Return Profile
We believe that our strategy of taking advantage of declining liquidity in the CRE credit markets, combined with investing in geographies with favorable demographic tailwinds, should provide our investors a strong degree of downside protection combined with attractive risk-adjusted returns. We anticipate that recapitalization transactions driven by maturing loans or interest rate cap expirations will allow us to invest into deals that have been relatively de-risked. As an example, we may have the opportunity to invest in assets where the primary risk is lease-up of a property, as opposed to day one ground-up development risk. In these situations, equity and potentially other tranches (mezzanine, preferred equity) may be subordinated to our tranche, which may allow us to generate attractive returns with a significant cushion below.
Our ground-up development loans are expected to be secured by collateral located in Southern U.S. geographies with strong demographic and demand tailwinds. In new build or rehabilitation projects, in addition to these tailwinds, we also expect to require that borrowers contribute increased levels of equity, reducing our leverage detachment point, further enhancing credit quality. The increased levels of equity are expected to provide strong downside protection for our company, as our loans are anticipated to carry reduced loan to value ratios than were observed in our target markets as recently as a year and a half ago. As demonstrated by the below chart (from Green Street Advisors as of October 2024), historically, impairment in CRE values has been limited to the first 0-40% of the capital structure.
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Source: Green Street Advisors as of October 2024
As a result of the forces impacting CRE capital markets, including increased interest rates, lower availability of capital, and higher equity requirements, we believe that providers of subordinated debt capital will be able to consistently command mid-teens returns at lower LTV levels than were required over the last decade. These tranches provide better downside protection and more closely resemble senior leverage as compared with the prior ten years.
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Source: Based on management estimates. Provided for illustrative purposes only and does not reflect the terms of any specific capital structure.
We believe that traditional lenders are structurally challenged and will continue to pull back from the market, which will provide us with the opportunity to achieve our targeted returns for several years to come.
Investment Objective
We will seek to generate strong risk-adjusted returns by originating and investing in CRE assets located in the Southern U.S., including ground-up development and recapitalization transactions, with an emphasis on direct origination of loans with borrowers. Returns are anticipated to be generated through a combination of current and/or accrued interest payments, origination and exit fees, servicing fees, minimum multiple-of-capital payments and extension and other fees. We intend to primarily invest in senior mortgage loans, mezzanine loans, B-notes, CMBS and debt-like preferred equity securities across CRE asset classes.
We will seek to lend to experienced borrowers in order to: (i) finance acquisitions, (ii) refinance existing indebtedness, (iii) fund value-add and transitional business plans, or (iv) provide portfolio-level liquidity solutions directly or via purchases of existing loans. We expect that our investments will typically have the following characteristics:
•target deal size of $15 million to $250 million;
•investment hold size of $15 million to $100 million;
•secured by CRE assets, including transitional or construction projects, across diverse property types;
•located primarily within markets in the Southern U.S. benefiting from economic tailwinds with growth potential;
•interest rates that are determined periodically on the basis of a floating base lending rate (e.g., SOFR) plus a credit spread;
•no more than approximately 75% LTV on an individual investment basis and no more than approximately 75% LTV across the portfolio, in each case, at the time of origination or acquisition;
•duration of approximately 2-5 years;
•origination fees and/or exit fees;
•significant downside protections; and
•experienced borrowers and well-capitalized sponsors with high quality business plans.

Our portfolio of investments will target low-teens net IRR, which we aim to be in the mid-teens after including total interest and other revenue from the portfolio, including loans funded from drawing on our leverage, net of our interest expense from our portfolio lenders. We are targeting an expected leverage ratio of 1.5:1 debt-to-equity.
Our investment mix will likely include high quality residential, including multifamily, condominiums and single-family residential communities, industrial, office, retail, hospitality, mixed-use and specialty-use real estate.
Our investment program will primarily include senior mortgage loans, mezzanine loans, B-notes, CMBS and debt-like preferred equity securities. We may originate or purchase the above types of investments and hold them to maturity. We may also originate a whole loan and subsequently create a mezzanine loan by partnering with a senior lender (likely a national or regional bank, or an insurance company), who will acquire the senior portion of the loan from us. We believe that this structure would allow us to deliver enhanced returns to our investors while providing competitive financing rates to our borrowers. An example of this structure is shown below.
___________________________
(1)Based on an assumed thirty-six (36) month term, fully-funded at close and annual compounding for yield calculation. Based on management estimates. Provided for illustrative purposes only and does not reflect the terms of any specific loan or borrower.
(2)The entire 1.25% original issue discount (OID) is being allocated exclusively to the subordinate tranche, amounting to 4.375% of its $20 million balance.
The following charts summarize our target portfolio by property and transaction types.
___________________________
(1)May include mixed-use and specialty properties.
(2)Anticipated to comprise approximately 25%-50% of the portfolio. Provided for illustrative purposes only. No assurances can be given that SUNS will achieve the indicated portfolio diversification or returns.
(3)Anticipated to comprise approximately 50%-75% of the portfolio. Provided for illustrative purposes only. No assurances can be given that SUNS will achieve the indicated portfolio diversification or returns.
(4)Includes loans in documentation stage; SUNS is in varying stages of negotiation and has not completed its due diligence process with respect to projects that have not closed. As a result, there can be no assurance that these potential investments will be completed on the terms described above or at all. A component of these loans may be held through one or more affiliated co-investors.
The allocation of capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to changes in prevailing market conditions, including with respect to interest rates and general economic and credit market conditions as well as local economic conditions in markets where we are active.

Key Differentiating Factors
We believe that there is an immediate opportunity to capitalize on CRE market dislocations and declining liquidity, converging with migration trends to the Southern U.S. These opportunities are outlined below along with our view of our competitive advantages in identifying meaningful investment opportunities.
Unique Market Opportunity: A rapid rise in interest rates has caused significant impairment and disruption to the CRE capital markets. Legacy portfolio issues have caused banks and other traditional CRE lenders to retrench from CRE, and elevated interest rates have drained liquidity from the CRE capital markets. $2.0 trillion of looming CRE maturities by 2026 will have to be addressed, and capital providers with liquidity and speed of execution will be better positioned to take advantage of this market dislocation. In addition, we believe that there is a supply-demand imbalance in the Southern U.S. for CRE. COVID-19 sped up migration inflows to the Southern U.S. as market dislocations simultaneously began to halt new supply, worsening any supply-demand imbalance further. We anticipate that this supply lag will persist for the foreseeable future.
Experience and Strategic Presence: We believe that our size and institutional infrastructure, as well as our management team’s expertise in transitional real estate, distressed debt and recapitalizations; cycle-tested track record in CRE credit; deep knowledge of the Southern U.S. CRE market; and deep network of relationships across CRE markets will differentiate our company in making CRE debt investments in the Southern U.S. We maintain a strategic local presence in the Southern U.S., with our headquarters in West Palm Beach, Florida, which we believe will enhance our sourcing capabilities and local market knowledge.
Diversified Portfolio: We intend to build a diversified portfolio of CRE investments that combines the upside potential from higher-yielding investments, including mezzanine loans, B-notes, CMBS, subordinate credit and debt-like preferred equity securities, with the relative safety of a stable pool of senior mortgage loans, which we believe will maximize risk-adjusted returns for our shareholders.
TCG Platform: Our and our Manager’s relationship with TCG provide us with investment opportunities through a robust relationship network of commercial real estate owners, operators and related businesses as well as significant back-office personnel to assist in management of loans.
Strong Underlying Collateral: Our debt investments will primarily be secured by real estate assets that are expected to be diversified across asset classes, including high quality residential, including multifamily, condominiums and single-family residential communities, industrial, office, retail, hospitality, mixed-use and specialty-use real estate.
Underwriting and Investment Process
We believe that our Manager’s rigorous investment process on our behalf enables us to make investments with potential for value creation as it seeks to provide capital to strong sponsors with readily executable business plans while endeavoring to implement significant downside protections. Our investment process includes, but is not limited, to the origination, underwriting, investment committee review, legal documentation and post-closing steps outlined below.

Origination	Underwriting	Investment Committee	Legal Documentation and Post-Closing
•Direct origination platform works to create enhanced yields by originating and structuring investments, as well as implementing enhanced controls
•Platform drives increased deal flow, which provides for improved deal selectivity
•Allows for specific portfolio construction and a focus on higher quality investment opportunities

•Disciplined underwriting process leads to a highly selective approach
•Underwriting team focuses on collateral and sponsor analysis, business plan review and exit strategy
•Other tools that we frequently use to verify data, include but are not limited to: appraisals, comparable analyses, environmental reports, site visits, and background checks

•Focused on managing credit risk through comprehensive investment review process
•The investment committee must approve each investment before commitment papers are issued
•Members of the investment committee include: Leonard M. Tannenbaum and Brian Sedrish

•Investment team works alongside external counsel to negotiate creditor agreements and other applicable agreements
•Emphasis is placed on financial covenants and a limitation of actions that may be adverse to lenders
•Portfolio is proactively managed to monitor ongoing performance and loan covenant compliance

We require a significant amount of information from each of our borrowers and on any guarantors, typically including: ownership structure charts; the borrower’s and related entities’ governing documents; a list of judgments, liens, and criminal convictions against key personnel/management; a list of pending or threatened claims/litigation by or against the borrower or its guarantor(s) including the status of any claim; information about other liabilities, including loans, foreclosures and bankruptcies; lending and banking references; recent certificates of good standing for all loan party entities; and other background information such as Google, credit and Lexis/Nexis searches. We also conduct financial due diligence on borrowers including, but not limited to, reviewing: audited or certified annual financial statements for the previous year, including monthly financial statements (where available); a detailed operating budget for the forward looking year; a list of any non-recurring/extraordinary revenues or expenses for current and prior fiscal years; details of corporate overhead or other corporate eliminations; balance sheet, within 30 days of closing; the last three (3) months of bank deposits; a capitalization table; proof of insurance policies; and resumes and net worth of key personnel/management. Additionally, we conduct extensive due diligence on properties owned or leased by its borrowers and any related guarantors.
Our Manager
We are externally managed and advised by our Manager, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and an affiliate of Leonard M. Tannenbaum and Robyn Tannenbaum. Our Manager is beneficially owned 67.8% by Leonard M. Tannenbaum, our Executive Chairman, 8.8% by Robyn Tannenbaum, our President, and 18.4% by Tannenbaum family members and trusts, as of November 7, 2024, and Brian Sedrish, our Chief Executive Officer, is expected to be granted approximately      % ownership in connection with this offering, which is expected to further increase relative to the amount of equity capital raised by the Company. The executive offices of our Manager are located at 525 Okeechobee Blvd., Suite 1650, West Palm Beach, FL 33401 and the telephone number of our Manager’s executive offices is (561) 530-3315. Our Manager entered into an administrative services agreement (the “Administrative Services Agreement”) with TCG Services LLC (“TCG Services”), that sets forth the terms on which TCG Services provides certain administrative services, including providing personnel, office facilities, information technology and other equipment and legal, accounting, human resources, clerical, bookkeeping and record keeping services at such facilities and other services that are necessary or useful for us. TCG Services is an affiliate of our Manager and Leonard Tannenbaum, our Executive Chairman, and Robyn Tannenbaum, our President. Our Manager also entered into a Services Agreement (the “Services Agreement”) with SRT Group LLC (“SRT Group”), an affiliate of our Manager, Leonard M. Tannenbaum, Robyn Tannenbaum, Brian Sedrish and Brandon Hetzel. The Services Agreement sets forth the terms on which SRT Group will provide investment personnel to us.

As of November 1, 2024, our Manager, through the Administrative Services Agreement with TCG Services and the Services Agreement with SRT Group, has access to the services of over 30 professionals, including six investment professionals. The investment personnel provided by our Manager and the investment committee members of our Manager have over 60 years of combined investment management experience and are a valuable resource to us.
Our Management Agreement and Fee Waiver
On February 22, 2024, we and our Manager entered into a management agreement (the “Management Agreement”), effective upon the listing of our common stock. Pursuant to the Management Agreement, the Manager manages the loans and day-to-day operations of the Company, subject at all times to the further terms and conditions set forth in the Management Agreement and such further limitations or parameters as may be imposed from time to time by the Company’s Board.
The Manager receives base management fees (the “Base Management Fees”) that are calculated and payable quarterly in arrears, in an amount equal to 0.375% of the Company’s Equity (as defined in the Management Agreement), subject to certain adjustments, less 50% of the aggregate amount of any other fees (“Outside Fees”), including any agency fees relating to the Company’s loans, but excluding the Incentive Compensation (as defined below) and any diligence fees paid to and earned by the Manager and paid by third parties in connection with the Manager’s due diligence of potential loans.
In addition to the Base Management Fees, the Manager is entitled to receive incentive compensation (the “Incentive Compensation” or “Incentive Fees”) with respect to each fiscal quarter (or portion thereof that the Management Agreement is in effect) based upon the Company’s achievement of targeted levels of Core Earnings. “Core Earnings” is defined in the Management Agreement as, for a given period, the net income (loss) for such period, computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income and (v) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between the Manager and the Company’s independent directors and approved by a majority of the independent directors.
From time to time, the Manager may waive fees it would otherwise be entitled to under the terms of the Management Agreement. The Manager has agreed to waive the inclusion of the net proceeds from this offering in the Company’s Equity until the earlier of (a) December 31, 2025 and (b) the quarter in which the total amount of the net proceeds of this offering have been utilized to fund loans in our portfolio. On          , 2024, the Company and our Manager entered into a manager investment agreement (the “Manager Investment Agreement”), which includes the waiver of the fees.
For additional information, see “Our Manager and Our Management Agreement.”
Key Financial Measures and Indicators
As a commercial real estate finance company, we believe the key financial measures and indicators for our business are Distributable Earnings (as defined below), book value per share and dividends declared per share.
Distributable Earnings
In addition to using certain financial metrics prepared in accordance with GAAP to evaluate our performance, we also use Distributable Earnings to evaluate our performance, excluding the effects of certain transactions and GAAP adjustments we believe are not necessarily indicative of our current loan activity and operations. Distributable Earnings is a measure that is not prepared in accordance with GAAP. We use these non-GAAP financial measures both to explain our results to shareholders and the investment community and in the internal evaluation and management of our businesses. Our management believes that these non-GAAP financial measures and the information they provide are useful to investors since these measures permit investors and shareholders to assess the overall performance of our business using the same tools that our management uses to evaluate our past performance and prospects for future performance. The determination of Distributable Earnings is substantially similar to the determination of Core Earnings under our Management Agreement, provided that Core Earnings is a component of the calculation of any Incentive Compensation earned under the Management Agreement for the applicable time period, and thus, Core Earnings is calculated without giving effect to Incentive Compensation expense, while the calculation of Distributable Earnings accounts for any Incentive Compensation earned for such time period.
We define Distributable Earnings as, for a specified period, the net income (loss) computed in accordance with GAAP, excluding (i) stock-based compensation expense, (ii) depreciation and amortization, (iii) any unrealized gains, losses or other non-cash items recorded in net income (loss) for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income (loss); provided that Distributable Earnings does not exclude, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash, (iv) increase (decrease) in provision for current expected credit losses, (v) TRS (income) loss, net of any dividends received from TRS and (vi) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between our Manager and our independent directors and after approval by a majority of such independent directors.
We believe providing Distributable Earnings on a supplemental basis to our net income as determined in accordance with GAAP is helpful to shareholders in assessing the overall performance of our business. As a REIT, we are required to distribute at least 90% of our annual REIT taxable income, subject to certain adjustments, and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of such taxable income. Given these requirements and our belief that dividends are generally one of the principal reasons that shareholders invest in our common stock, we generally intend to attempt to pay dividends to our shareholders in an amount at least equal to such REIT taxable income, if and to the extent authorized by our Board. Distributable Earnings is one of many factors considered by our Board in authorizing dividends and, while not a direct measure of net taxable income, over time, the measure can be considered a useful indicator of our dividends.
Distributable Earnings is a non-GAAP financial measure and should not be considered as a substitute for GAAP net income. We caution readers that our methodology for calculating Distributable Earnings may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measures, and as a result, our reported Distributable Earnings may not be comparable to similar measures presented by other REITs.
The following table provides a reconciliation of GAAP net income to Distributable Earnings:

	Three months ended September 30,	Period from August 28, 2023 to September 30,	Nine months ended September 30,	Period from August 28, 2023 to September 30,
	2024	2023	2024	2023
Net income	$1,738,363	$7,767	$5,014,451	$7,767
Adjustments to net income:
Stock-based compensation expense	160,139	—	160,139	—
Depreciation and amortization	—	—	—	—
Unrealized (gains) losses, or other non-cash items	—	—	—	—
(Decrease) increase in provision for current expected credit losses	(47,527)	—	24,327	—
TRS (income) loss	—	—	—	—
One-time events pursuant to changes in GAAP and certain non-cash charges	—	—	—	—
Distributable earnings	$1,850,975	$7,767	$5,198,917	$7,767
Basic weighted average shares of common stock outstanding	6,800,500	6,889,032	6,800,500	6,889,032
Distributable earnings per basic weighted average share	$0.27	$0.00	$0.76	$0.00
Book Value Per Share
We believe that book value per share is helpful to shareholders in evaluating our growth as we scale our equity capital base and continue to invest in our target investments. The book value per share of our common stock as of

September 30, 2024 and December 31, 2023 was approximately $16.19 and $4.53, respectively, on a post-split share basis. The September 30, 2024 book value per share of our common stock includes a reduction in book value due to the declaration of the fourth quarter dividend, declared on August 14, 2024. The book value per share of our Common Stock as of September 30, 2024 would have been $16.61, absent the declaration of the fourth quarter dividend.
Dividends Declared Per Share
In August 2024, we declared a partial quarter cash dividend of $0.21 per common share for the quarter ending September 30, 2024, which was paid on October 15, 2024 to shareholders of record as of September 30, 2024, and a regular cash dividend of $0.42 per common share for the quarter ending December 31, 2024, which is payable on January 15, 2025 to shareholders of record as of December 31, 2024.
Updates to Our Portfolio During the Third Quarter of 2024
In July 2024, we and an affiliate entered into a senior secured mortgage loan for a total aggregate commitment amount of approximately $35.2 million for the refinance of an active adult multi-family residential rental development in southwest Austin, Texas. We committed a total of approximately $14.1 million and the affiliate committed the remaining approximately $21.1 million. The senior secured loan was issued at a discount of 1.0% and matures in three years. At closing, we funded approximately $11.4 million and the affiliate funded approximately $17.0 million. The loan bears interest at a rate of SOFR plus 4.25%, with a rate index floor of 4.75%. The senior secured loan is secured by a deed of trust on the property and any deposit and reserve accounts established by the terms of the senior secured loan. The proceeds of the senior secured loan will be used to, among other things, fund the completion of construction and other reserves and refinance existing debt.
In July 2024, we and an affiliate entered into a senior secured mortgage loan for a total aggregate commitment amount of $42.0 million for the refinance of a luxury hotel component of a 20-story mixed-use project in San Antonio, Texas. We committed a total of approximately $27.3 million, and the affiliate committed the remaining $14.7 million. The senior secured loan was issued at a discount of 1.0% and matures in three years. At closing, we funded approximately $25.0 million and the affiliate funded approximately $13.5 million. The senior secured loan bears interest at a rate of SOFR plus 6.35%, with a rate index floor of 4.50%. The senior secured loan is secured by a first-priority mortgage on the property and a security interest in all of the equity interests held by the borrower. The proceeds of the senior secured loan will be used to, among other things, fund the completion of reserves and refinance existing debt.
In August 2024, we and an affiliate entered into amendments to the existing secured mezzanine and senior loan credit agreements for the mixed-use property in Houston, Texas. The amendments, among other things, (i) extended the maturity date on both loans from November 2024 to February 2026, (ii) modified the senior loan interest rate from floating (3.48% plus SOFR, SOFR floor of 4.0%) to fixed 12.5% and (iii) included a $12.0 million upsize to the senior loan, of which we have commitments for $6.0 million and the affiliate co-investor has commitments for the rest.
In August 2024, we, along with our affiliates, entered into a $75.00 million senior secured revolving loan and a $85.00 million senior mortgage loan for a total aggregate commitment amount of $160.00 million for the construction of a master-planned single-family residential home community and property development in Palm Beach Gardens, Florida. We committed a total of approximately $18.75 million and $21.25 million to the revolving loan and mortgage loan, respectively, and funded $8.77 million and $18.76 million towards each respective loan at close. Affiliates committed the remaining $56.25 million and $63.75 million towards the revolving loan and mortgage loan, funding $26.32 million and $56.29 million, respectively, at close. The revolving loan and mortgage loan were each issued at a discount of 1.25%. The revolving loan bears interest at a rate of SOFR plus 6.25%, with a rate index floor of 4.00%, and unused fee of 2.00%. The proceeds of the revolving loan will be used to, among other things, fund the completion of reserves, fund home construction costs and refinance existing debt. The mortgage loan bears an interest rate of SOFR plus 8.25%, with a rate index floor of 4.00%. The proceeds of the mortgage loan will be used to, among other things, fund the completion of construction and other reserves and refinance existing debt. The mortgage loan and the revolving loan each mature in three years. The loans are each secured by senior first mortgage lien on the property and a security interest in all of the equity interests held by the borrower.

Manager Investment
Our Manager expects to purchase up to $      million of shares of our common stock in the open market at a price equal to or less than $       during the period beginning 30 days after the completion of this offering through 180 days after the completion of this offering (the “Manager Investment”). The Manager Investment is subject to certain conditions, including that the minimum purchase price will be       . Our Manager is beneficially owned 67.8% by Leonard M. Tannenbaum, our Executive Chairman, 8.8% by Robyn Tannenbaum, our President, and 18.4% by Tannenbaum family members and trusts, as of November 7, 2024, and Brian Sedrish, our Chief Executive Officer, is expected to be granted approximately       % ownership in connection with this offering, which is expected to further increase relative to the amount of equity capital raised by the Company. If our Manager purchases shares pursuant to the Manager Investment, these affiliates of ours will beneficially own additional shares of our common stock.
Spin-Off
On February 22, 2024, AFC announced a plan to separate into two independent, publicly traded companies—one focused on providing institutional loans to state law compliant cannabis operators in the United States, the other an institutional CRE lender focused on the Southern U.S. Prior to the Spin-Off, the Company held AFC’s CRE portfolio as a wholly-owned subsidiary of AFC. On July 9, 2024, AFC completed the separation of its CRE portfolio through the spin-off of the Company from AFC (the “Spin-Off”) through a pro-rata distribution of all of the outstanding shares of our common stock to all of AFC’s shareholders of record as of the close of business on July 8, 2024 (the “Record Date”). AFC’s shareholders of record as of the Record Date received one share of our common stock for every three shares of AFC common stock held as of the Record Date. AFC retained no ownership interest in us following the Spin-Off. Prior to the Spin-Off, AFC contributed approximately $114.8 million to us in connection with the Spin-Off, comprised of its CRE portfolio and cash.
In connection with the Spin-Off, we entered into several agreements with AFC that govern the relationship between us and AFC following the Spin-Off, including a separation and distribution agreement (the “Separation and Distribution Agreement”) and a tax matters agreement (the “Tax Matters Agreement”). These agreements provide for the allocation between AFC and us of the assets, liabilities and obligations (including, among others, investments, property and tax-related assets and liabilities) of AFC and its subsidiaries attributable to periods prior to, at and after the Spin-Off. Moreover, concurrent with the completion of the Spin-Off on July 9, 2024, our Management Agreement became effective. Our Manager also entered into the Administrative Services Agreement.
Effective July 1, 2024, Jodi Hanson Bond and James Fagan resigned from AFC’s Board of Directors and joined our Board of Directors. Additionally, Alexander Frank was appointed as a director of the Company and remains a director of AFC. In addition, effective July 1, 2024, Leonard M. Tannenbaum was appointed our Executive Chairman (and remains Chairman of AFC) and Brian Sedrish was appointed as our Chief Executive Officer and as a member of our Board of Directors. Brandon Hetzel continued in his role as our Chief Financial Officer and Treasurer (and remains the Chief Financial Officer and Treasurer of AFC), and Robyn Tannenbaum continued in her role as our President (and remains the President and Chief Investment Officer of AFC).
During the three and nine months ended September 30, 2024, we incurred approximately $0.0 million and $0.6 million, respectively, related to Spin-Off costs, which are recorded within professional fees in the unaudited interim statements of operations.

Organizational Chart
The ownership percentages shown in the below chart is as of November 7, 2024.

Tannenbaum Capital Group[1] | Real Estate

Directly and indirectly owned by Leonard Tannenbaum 67.8%, Robyn Tannenbaum 8.8%, Tannenbaum family members and trusts 18.4%, Brian Sedrish 0%[9], and other non-affiliated holders or de minimis holders 5%
Indirectly owned by Leonard Tannenbaum 78%, Robyn Tannenbaum 8%, and Tannenbaum family trusts 14%
Directly or indirectly owned by Leonard Tannenbaum 62%, Robyn Tannenbaum 6.4%, Brian Sedrish 19.9%, Tannenbaum family trusts 11.1%, and other non-affiliated holders 0.7%
Indirectly owned by Leonard Tannenbaum 62.4%, Robyn Tannenbaum 6.4%, Brian Sedrish 20%, and Tannenbaum family trusts 11.2%
TCG Services LLC
Administrative Services Agreement[3]
Administrative Services Agreement[5]
SUNS Manager
SRT Group LLC
SRT Agent LLC[8]
Services Agreement[4]
Public Common Shareholders
Management Agreement[2]
Management Agreement[6]
SUNRISE
REALTY TRUST
Southern Realty Trust[7]
Owned by Leonard Tannenbaum 34.6%, Robyn Tannenbaum 0.4%, Brian Sedrish 0.8%, Tannenbaum family trusts 3.5%, and other non-affiliated holders

___________________________
(1)Tannenbaum Capital Group (“TCG”) is a platform for real estate and private credit focused asset managers and lenders, including Sunrise Realty Trust, Inc. (“SUNS”) and Southern Realty Trust, Inc. (“SRT”). TCG’s team of professionals provides services to the asset managers that are part of the TCG platform, including marketing, reporting, legal and other non-investment support services. Leonard Tannenbaum has a 78% interest in TCG and Robyn Tannenbaum has a 8% interest in TCG.
(2)Represents contractual relationship pursuant to which SUNS Manager provides investment advisory and related services to SUNS.
(3)Represents contractual relationship pursuant to which TCG Services LLC provides administrative personnel and services to SUNS’ Manager.
(4)Represents contractual relationship pursuant to which SRT Group LLC provides investment personnel and services to SUNS’ Manager.
(5)Represents contractual relationship pursuant to which TCG Services LLC provides administrative personnel and services to SRT Group LLC.
(6)Represents contractual relationship pursuant to which SRT Group LLC provides investment advisory and related services to SRT.
(7)Brian Sedrish is the Chief Executive Officer, a member of the investment committee, and a board member of SRT. Leonard Tannenbaum is a member of the investment committee and Executive Chairman of the board of directors of SRT. Robyn Tannenbaum is the Head of Capital Markets of SRT.
(8)Serves as the agent for certain loans of SUNS.
(9)Brian Sedrish, our Chief Executive Officer, is expected to be granted approximately     % ownership in connection with this offering, which is expected to further increase relative to the amount of equity capital raised by the Company.

Recent Developments
Updates to Our Portfolio Subsequent to September 30, 2024
In November 2024, we and affiliated co-investors entered into a whole loan (the “Whole Loan”) consisting of an aggregate of $96.0 million in loan commitments. The property securing the loan is a development site and related condominium project located in Fort Lauderdale, Florida. The proceeds are expected to be used to commence and facilitate construction. We committed a total of $30.0 million and affiliated co-investors committed $60.0 million, with the remaining $6.0 million committed by an unaffiliated investor (the “Originating Lender”). At closing, we funded approximately $3.6 million, the affiliated co-investors funded approximately $7.2 million and the Originating Lender funded approximately $0.7 million. The Whole Loan is split into a Senior Loan and Mezzanine Loan, each with two A-Notes ($62.4 million of the total commitment amount) and two B-Notes ($33.6 million of the total commitment amount, of which $6.0 million was committed by the Originating Lender). The A-Notes bear interest at a rate of SOFR plus 4.75%, with a rate index floor of 4.75%. The B-Notes bear interest at a rate of SOFR plus 11.00%, with a rate index floor of 4.75%. The A-Notes and B-Notes were issued at a discount of 1.0% and mature in 26 months, subject to two, six-month extension options.
Loan and Security Agreement with East West Bank
On November 6, 2024, the Company entered into the Loan and Security Agreement (the “Revolving Credit Facility”) by and among the Company, the lenders party thereto, and East West Bank, as Agent, Joint Lead Arranger, Joint Book Runner, Co-Syndication Agent and Co-Documentation Agent. The Revolving Credit Facility contains initial aggregate commitments of $50.0 million from one or more FDIC-insured banking institutions, which may be borrowed, repaid and redrawn (subject to a borrowing base based on eligible loan obligations held by the Company and subject to the satisfaction of other conditions provided under the Revolving Credit Facility). Interest is payable on the Revolving Credit Facility in cash in arrears at the rate per annum of SOFR plus two and three quarters of one percent (2.75%), with a SOFR floor of 2.63%, provided, however, that the interest rate will increase by an additional twenty five basis points (0.25%) during any Increase Rate Month (as defined in the Revolving Credit Agreement).
The Company is required to pay certain fees to the agent and the lenders under the Revolving Credit Agreement, including a $75,000 agent fee payable to the agent and an 0.25% per annum loan fee payable ratably to the lenders, in each case, payable on the closing date and on the annual anniversary thereafter. Commencing on the six-month anniversary of the closing date, the Revolving Credit Facility has an unused line fee of 0.25% per annum, payable semi-annually in arrears. Based on the terms of the Revolving Credit Agreement, the unused line fee is waived if our average revolver usage exceeds the minimum amount required per the Revolving Credit Agreement.
The amount of total commitments under the Revolving Credit Facility may be increased to up to $200.0 million in aggregate, subject to available borrowing base and lenders’ willingness to provide additional commitments. The Revolving Credit Facility is guaranteed by certain material subsidiaries of the Company and is secured by substantially all assets of the Company and certain of its material subsidiaries; provided that upon the meeting of certain conditions, the facility will be secured only by certain assets of the Company comprising of or relating to loan obligations designed for inclusion in the borrowing base. In addition, the Company is subject to various financial and other covenants, including a liquidity and debt service coverage ratio covenant.
Relationships
Certain of the lenders and their affiliates may in the future engage in investment banking, commercial banking and other financial advisory and commercial dealings with the Company and its affiliates.
Termination of SRT Revolving Credit Facility
On November 6, 2024, in conjunction with the entry by the Company into the Revolving Credit Facility, the Company terminated the unsecured revolving credit agreement (the “Credit Agreement”) dated September 26, 2024, by and between the Company, as borrower, and SRT Finance LLC, as agent and lender. Upon execution of the Revolving Credit Facility, the lenders’ commitments under the Credit Agreement were terminated and the liability of the Company and its subsidiaries with respect to their obligations under the Credit Agreement was discharged.

Risk Factor Summary
An investment in our Company is subject to a number of risks, including risks relating to our business, risks related to the Spin-Off and risks related to our common stock. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” of this prospectus, for a more thorough description of these and other risks.
Risks Related to Our Business and Growth Strategy
•We were recently formed and have limited operating history, and may not be able to successfully operate our business, integrate new assets and/or manage our growth or to generate sufficient revenue to make or sustain distributions to our shareholders.
•Competition for the capital investments that we make may reduce the return of these investments, which could adversely affect our operating results and financial condition.
•Our investments’ lack of liquidity may adversely affect our business.
•Our existing portfolio is, and our future portfolio may be, concentrated in a limited number of investments, which subjects us to an increased risk of significant loss if any asset declines in value.
•In the event of borrower distress or a default, we may lack the liquidity necessary to protect our investment or avoid a corresponding default on any obligations we may have in connection with our own financing.
•We may need to foreclose on certain of the loans we originate or acquire, which could result in losses that materially and adversely affect us.
•If our Manager overestimates the yields or incorrectly prices the risks of our investments, we may experience losses.
•Declines in market prices and liquidity in the capital markets can result in significant net unrealized losses of our portfolio, which in turn would reduce our book value.
•A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could impair our investments and harm our operating results.
•Investments in non-conforming and non-investment grade rated investments involve an increased risk of default and loss.
•Investments in subordinated mortgage interests, mezzanine loans and other assets that are subordinated or otherwise junior in a borrower’s capital structure may expose us to greater risk of loss.
•Our portfolio is concentrated in the Southern U.S., and we will be subject to economic and other risks of doing business in those geographic markets.
•Our investments expose us to risks associated with debt-oriented real estate investments generally.
•If the loans that we originate or acquire do not comply with applicable laws, we may be subject to penalties, which could materially and adversely affect us.
•Climate change has the potential to impact the properties underlying our investments and our ability to identify attractive investment opportunities.
•Changes in laws or regulations governing our operations, including laws and regulations governing REITs, or those of our competitors, or changes in the interpretation thereof, or newly enacted laws or regulations, could result in increased competition for our target assets, require changes to our business practices and collectively could adversely impact our revenues and impose additional costs on us, which could materially and adversely affect us.
Risks Related to Sources of Financing Our Business
•Our growth depends on external sources of capital, which may not be available on favorable terms or at all.
•We may incur significant debt, which may subject us to restrictive covenants and increased risk of loss and may reduce cash available for distributions to our shareholders, and our governing documents contain no limit on the amount of debt we may incur.
•Monetary policy actions by the United States Federal Reserve could adversely impact both our borrowers and our financial condition.

•Interest rate fluctuations could increase our financing costs, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments.
Risks Related to the Spin-Off
•We have limited history of operating as an independent company, and our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.
•Following the Spin-Off, our financial profile changed, and we are a smaller, less diversified company than AFC prior to the Spin-Off.
•We may not achieve some or all of the expected benefits of the Spin-Off, and the Spin-Off may materially adversely affect our business.
•The terms we received in our agreements with AFC and its subsidiaries involve potential conflicts of interest and could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.
•Some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in AFC.
Risks Related to Our Organization and Structure
•Maintenance of our exemption from registration under the Investment Company Act may impose significant limits on our operations.
Risks Related to Our Relationship with our Manager and its Affiliates
•Our future success depends on our Manager and its key personnel and investment professionals. We may not find a suitable replacement for our Manager if the Management Agreement is terminated or if such key personnel or investment professionals leave the employment of our Manager or its affiliates or otherwise become unavailable to us.
•Our growth depends on the ability of our Manager to make loans on favorable terms that satisfy our investment strategy and otherwise generate attractive risk-adjusted returns initially and consistently from time to time.
•There are various conflicts of interest in our relationship with our Manager that could result in decisions that are not in the best interests of our shareholders.
Risks Related to Our Taxation as a REIT
•Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders.
•Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.
•REIT distribution requirements could adversely affect our ability to execute our business plan and liquidity and may force us to borrow funds during unfavorable market conditions.
•Complying with REIT requirements may limit our ability to hedge our operational risks effectively and may cause us to incur tax liabilities.
Risks Related to This Offering and our Common Stock
•If you purchase shares of our common stock in this offering, you will experience immediate dilution.
•The market price for our common stock may be volatile, which could contribute to the loss of all or part of your investment.
If any of the factors enumerated above or in “Risk Factors” occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Corporate Information
Our principal executive offices are located at 525 Okeechobee Blvd., Suite 1650, West Palm Beach, FL 33401, and our telephone number at this address is (561) 530-3315. Our website is www.sunriserealtytrust.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.
Restrictions on Ownership and Transfer of Securities
To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, among other purposes, shares of our common stock are subject to restrictions on ownership and transfer, including, subject to certain exceptions, a 4.9% ownership limit in value or number of shares, whichever is more restrictive, and for Qualified Institutional Investors, a 9.8% ownership limit in value or number of shares, whichever is more restrictive. Our Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) shareholders from this ownership limit and Leonard M. Tannenbaum, our Executive Chairman, has been granted an exemption allowing him to own up to 29.9% of the outstanding shares of our common stock. See “Description of Capital Stock—Ownership Limitations and Exceptions” for more information.
Our Charter and Bylaws provide that any transfer of shares of our capital stock occurs which, if effective, would result in any person Beneficially Owning or Constructively Owning shares of our capital stock in violation of the restrictions will result in the shares so transferred being automatically transferred to trust for the benefit of a charitable beneficiary, and the purported transferee acquiring no rights in the shares. Additionally, any transfer of shares of our capital stock that, if effective, would cause our assets to be deemed “plan assets” within the meaning of Department of Labor regulation 20 C.F.R. 2510.3-101 for purposes of ERISA or Section 4975 of the Code shall be void ab initio, and the intended transferee shall acquire no rights in such shares of our capital stock. Our Charter also provides that a transfer of shares of our capital stock that, if effective, would result in our capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of our capital stock. See “Description of Capital Stock—Transfer Restrictions” for more information.
Federal Income Tax Status
We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2024. Our qualification as a REIT depends on our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, organizational requirements, the sources of our gross income, the composition and value of our assets, and our distribution levels. We believe that our organization and current and proposed method of operation will enable us to qualify as a REIT under the Code.
We generally will not be subject to U.S. federal income tax on the portion of our taxable income or capital gain that is distributed to shareholders annually for as long as we qualify as a REIT. This treatment substantially eliminates the “double taxation” (i.e., at both the corporate and stockholder levels) that typically results from investment in a corporation. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain. If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates and may be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor will we be required to make those distributions. Even if we continue to qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income. See “U.S. Federal Income Tax Considerations” for more information.
Distributions
Any future determination to make distributions will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness that we may incur, that restrict or limit our ability to make distributions, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant.

We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of such REIT taxable income. We intend to make distributions in an amount at least equal to the amount necessary to maintain our qualification as a REIT. See “Distribution Policy” for a summary of our distribution policy and “U.S. Federal Income Tax Considerations—Taxation—Requirements For Qualification—Annual Distribution Requirements” for a summary of our distribution requirements as a REIT.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are eligible and may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including:
•an exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•exemption from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements;
•reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•an extended transition period to defer compliance with new or revised accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.
Following this offering, we will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which generally means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.
We have elected to take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Additionally, because we have taken advantage of certain reduced reporting requirements, the information contained herein may be different from the information you receive from other public companies in which you hold stock. See “Risk Factors—Risks Related to this Offering and our Common Stock—We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make shares of our common stock less attractive to investors” for certain risks related to our status as an emerging growth company.

The Offering

Common stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of common stock).

Common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of common stock).

Use of Proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $            million (or approximately $           million if the underwriters exercise their over-allotment option in full).
We intend to use the net proceeds received from this offering to (i) fund existing delayed draw construction loan commitments, (ii) fund newly originated CRE loans to companies that are consistent with our investment strategy and (iii) for working capital and other general corporate purposes, which may include repayment of debt, including amounts outstanding under the Revolving Credit Facility.
As of      ,      , we had an aggregate of $       million outstanding under our Revolving Credit Facility. Interest is payable on the Revolving Credit Facility in cash in arrears at the rate per annum of SOFR plus two and three quarters of one percent (2.75%) with a SOFR floor of 2.63%, provided, however, that the interest rate will increase by an additional twenty five basis points (0.25%) during any Increase Rate Month (as defined in the Revolving Credit Agreement). As of     ,     , the interest rate on our borrowings under the Credit Facility is          %. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” for more information.
Pending application of the net proceeds, we may invest the net proceeds from this offering in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage-backed securities and corporate bonds, which are consistent with our qualification as a REIT and to maintain our exclusion from registration under the Investment Company Act. See “Use of Proceeds.”

Nasdaq symbol	“SUNS.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
The number of shares of common stock to be outstanding after this offering includes the number of shares of common stock outstanding as of November 7, 2024. This number excludes:
•514,759 shares of common stock reserved for future grant or issuance under the Sunrise Realty Trust, Inc. Stock Incentive Plan (the “2024 Stock Incentive Plan”), which shares will automatically increase as described in “Management—2024 Stock Incentive Plan”.
Unless the context indicates otherwise, all information in this prospectus assumes:
•6,925,395 shares of common stock outstanding as of November 7, 2024; and
•no issuance of stock options or vesting of restricted stock units on or after November 7, 2024.

Summary Financial and Other Data
The following table sets forth our summary financial and other data as of and for the nine months ended September 30, 2024 and as of and for the period from August 28, 2023 (the date of commencement of operations) to December 31, 2023. The following data should be read in conjunction with our financial statements and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Any interim financial data is not necessarily indicative of results that may be experienced for the full year or any future reporting period, and the historical financial data presented may not be indicative of our future performance.

	Three months ended September 30,	Period from August 28, 2023 to September 30,	Nine months ended September 30,	Period from August 28, 2023 to September 30,
	2024	2023	2024	2023
Revenue
Interest income	$3,220,930	$7,767	$7,226,812	$7,767
Interest expense	(43,197)	—	(43,197)	—
Net interest income	3,177,733	7,767	7,183,615	7,767
Expenses
Management and incentive fees	422,238	—	422,238	—
General and administrative expenses	572,249	—	593,817	—
Stock-based compensation	160,139	—	160,139	—
Professional fees	332,271	—	968,643	—
Total expenses	1,486,897	—	2,144,837	—
Net income before income taxes	1,738,363	7,767	5,014,451	7,767
Income tax expense	—	—	—	—
Net income	$1,738,363	$7,767	$5,014,451	$7,767

Earnings per common share:
Basic earnings per common share	$0.26	$—	$0.74	$—
Diluted earnings per common share	$0.25	$—	$0.73	$—

Weighted average number of common shares outstanding:
Basic weighted average shares of common stock outstanding	6,800,500	6,889,032	6,800,500	6,889,032
Diluted weighted average shares of common stock outstanding	6,825,905	6,889,032	6,825,905	6,889,032

	As of
	September 30, 2024	December 31, 2023
	(unaudited)
Balance Sheet Data:
Total assets	$167,834,524	$31,244,622
Total liabilities	$55,695,714	$10,000
Total shareholders’ equity	$112,138,810	$31,234,622

	Three months ended September 30,	Period from August 28, 2023 to September 30,	Nine months ended September 30,	Period from August 28, 2023 to September 30,
	2024	2023	2024	2023
Other Financial Data
Distributable Earnings	$1,850,975	$7,767	$5,198,917	$7,767
Basic weighted average shares of common stock outstanding	6,800,500	6,889,032	6,800,500	6,889,032
Distributable earnings per basic weighted average share	$0.27	$—	$0.76	$—

RISK FACTORS
An investment in our common stock involves a high degree of risk and should be considered highly speculative. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock. If any of the risks discussed below occur, our business, prospects, liquidity, funds from operations, internal rate of return, financial condition and results of operations, and our ability to make distributions to our shareholders could be materially and adversely affected, in which case the value of our common stock could decline significantly and you could lose all or part of your investment. Some statements in the following risk factors constitute forward-looking statements.
Risks Related to Our Business and Growth Strategy
We were recently formed and have limited operating history, and may not be able to operate our business successfully or to generate sufficient revenue to make or sustain distributions to our shareholders.
We were formed on August 28, 2023, began operations in January 2024 and have limited operating history. As of November 7, 2024, our portfolio consisted of loans to six different borrowers (such portfolio, our “Existing Portfolio”). We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of your investment could decline substantially. We cannot assure you that we will be able to operate our business successfully or profitably, or implement our operating policies. Our ability to provide attractive returns to our shareholders is dependent on our ability both to generate sufficient cash flow to pay our investors attractive distributions and to achieve capital appreciation, and we cannot assure you that we will be able to do either. There can be no assurance that we will be able to generate sufficient revenue from operations to pay our operating expenses and make or sustain distributions to shareholders. Our limited resources may also materially and adversely impact our ability to successfully implement our business plan. The results of our operations and the implementation of our business plan depend on several factors, including the availability of opportunities to make loans, the availability of adequate equity and debt financing, the performance of the commercial real estate sector, conditions in the financial markets and economic conditions.
Competition for the capital investments that we make may reduce the return of these investments, which could adversely affect our operating results and financial condition.
We seek to compete as an alternative financing provider of capital to CRE markets in the Southern U.S. We expect a number of entities to compete with us to make the types of investments that we intend to originate or acquire. These competitors may prevent us from making attractive capital investments on favorable terms. Our competitors may have greater resources than we do and may be able to compete more effectively as a capital provider. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.
Additionally, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, deploy more aggressive pricing and establish more relationships than we can. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, the number of entities and the amount of funds competing for suitable capital investments may increase, resulting in investments with terms less favorable to investors.
Increased competition in our markets could result in a decrease in origination volumes, which could adversely affect our results of operations and financial condition. Furthermore, competition for investments in our target assets may lead to the price of these assets increasing or return on investment declining, which may further limit our ability to generate desired returns. Also, as a result of this competition, desirable investments in our target assets may be limited in the future, and we may not be able to take advantage of attractive risk-adjusted investment opportunities from time to time. In addition, reduced CRE transaction volume could increase competition for available investment opportunities. We can provide no assurance that we will be able to continue to identify and make investments that are consistent with our investment objectives, or that the competitive pressures we face will not have a material adverse effect on us. Any of the foregoing may lead to a decrease in our profitability, and you may experience a lower return on your investment. Increased competition in providing capital investments may also preclude us from making those investments that would generate attractive returns to us.

If we are unable to successfully integrate new CRE loans and manage our growth, our results of operations and financial condition may suffer.
Our ability to achieve our investment objectives will depend on our ability to grow, which will depend, in turn, on our Manager’s ability to identify, acquire, originate and invest in CRE loans that meet our investment criteria. We may be unable to successfully and efficiently integrate newly acquired assets into our Existing Portfolio or otherwise effectively manage our assets or growth effectively. In addition, our acquisition plan and growth strategy may place significant demands on our Manager’s administrative, operational, asset management, financial and other resources. Any failure to manage increases in size effectively could adversely affect our results of operations and financial condition.
We will allocate our cash on hand and the proceeds of our financing activities without input from our shareholders.
Our shareholders will not be able to evaluate the exact manner in which our cash or the proceeds from our financing activities will be invested in the future or the economic merit of our future investments. As a result, we may use our cash on hand and/or the proceeds from our financing activities to invest in investments with which our shareholders may not agree. Additionally, our investments will be selected by our Manager with input from the members of the Investment Committee, and our shareholders will not have input into such investment decisions. Both of these factors will increase the uncertainty, and thus the risk, of investing in our securities. The failure of our Manager to apply our cash and/or the proceeds of our financing activities effectively or to find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns, could cause a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our shareholders, and could cause the value of our securities to decline.
Until appropriate investments can be identified, we may invest such cash and proceeds in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage-backed securities, corporate bonds, certain debt securities (including seller notes), equity interests of commercial REITs and other investments, which are consistent with our intention to qualify as a REIT and to maintain our exemption from registration under the Investment Company Act. These investments would be expected to provide a lower net return than we seek to achieve from investment in our target investments. We expect to reallocate any such investments into our target portfolio within specified time frames, subject to the availability of appropriate investment opportunities. Our Manager intends to conduct due diligence with respect to each investment and suitable investment opportunities may not be immediately available. Even if opportunities are available, there can be no assurance that our Manager’s due diligence processes will uncover all relevant facts or that any investment will be successful.
We cannot assure you that (i) we will be able to enter into definitive agreements to invest in any new investments that meet our investment objectives, (ii) we will be successful in consummating any investment opportunities we identify or (iii) any of the investment we may make using our cash on hand and proceeds of any financing activities will yield attractive risk-adjusted returns. Our inability to do any of the foregoing likely would materially and adversely affect our business and our ability to make distributions to our shareholders.
The due diligence process undertaken by our Manager in regard to our investment opportunities may not reveal all facts relevant to an investment and, as a result, we may experience losses, which could materially and adversely affect us.
Before originating a loan to a borrower or making other investments for us, our Manager conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances relevant to each potential investment. When conducting due diligence, our Manager may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of potential investment. Relying on the resources available to it, our Manager evaluates our potential investments based on criteria it deems appropriate for the relevant investment. Our Manager’s loss estimates may not prove accurate, as actual results may vary from estimates. If our Manager underestimates the asset-level losses relative to the price we pay for a particular investment, we may experience losses with respect to such investment. Additionally, during the mortgage loan underwriting process, appraisals will generally be obtained by our Manager on the collateral underlying each prospective mortgage. Inaccurate or inflated appraisals may result in an increase in the severity of losses on the mortgage loans. Any such losses could materially and adversely affect us.

Our investments’ lack of liquidity may adversely affect our business.
Our target assets are relatively illiquid investments due to their short life, lack of cash flow from property that is collateral for those investments, their potential unsuitability for securitization and the greater difficulty of recovery in the event of a borrower’s default. In addition, certain of our investments may become less liquid after our investment as a result of periods of delinquencies or defaults or turbulent market conditions. The illiquidity of our investments may make it difficult for us to sell such investments if the need or desire arises. Moreover, to the extent that we invest in securities, the securities will likely be subject to prohibitions against their transfer, sale, pledge or their disposition except in transactions that are exempt from registration requirements or are otherwise in accordance with federal securities laws. As a result, we may be unable to dispose of such investments in a timely manner or at all. If we are required and able to liquidate all or a portion of our portfolio quickly, we could realize significantly less value than that which we had previously recorded for our investments, and we cannot assure you that we will be able to sell our assets at a profit in the future. Further, we may face other restrictions on our ability to liquidate an investment to the extent that we or our Manager have or could be attributed as having material, non-public information regarding the relevant business entity. Our ability to vary our portfolio in response to changes in economic and other conditions may therefore be relatively limited, which could adversely affect our results of operations and financial condition.
Our Existing Portfolio is, and our future portfolio may be, concentrated in a limited number of investments, which subjects us to an increased risk of significant loss if any asset declines in value.
Our Existing Portfolio is, and our future loans may be, concentrated in a limited number of investments. We currently have funded loans to six different borrowers. If a significant investment fails to perform as expected, such a failure could have a material adverse effect on our business, financial condition and operating results, and the magnitude of such effect could be more significant than if we had further diversified our portfolio. A consequence of this limited number of investments is that the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly, if we need to write down the value of any one investment and/or if an investment is repaid prior to maturity and we are not able to promptly redeploy the proceeds. While we intend to diversify our portfolio of investments as we deem prudent, we do not have fixed guidelines for diversification. As a result, our portfolio could be concentrated in relatively few investments.
If our portfolio of investments is concentrated in a particular property type, type of loan or type of security, economic and business downturns relating generally to such type of asset may result in defaults on a number of our investments within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our shareholders.
Our portfolio is concentrated in the Southern U.S., and we will be subject to economic and other risks of doing business in those geographic markets.
Our portfolio is concentrated in the Southern U.S. This geographic concentration exposes us to the risks associated with the real estate and commercial lending industry in general to a greater extent within the states and regions in which our CRE investments will be concentrated. These risks include:
•declining real estate values;
•overbuilding;
•extended vacancies of properties;
•increases in operating expenses such as property taxes and energy costs;
•changes in zoning laws;
•rising unemployment rates;
•occurrence of environmental events;
•rising casualty or condemnation losses; and
•uninsured damages from floods, hurricanes, earthquakes or other natural disasters.
Any adverse economic or real estate developments or any adverse changes in the local business climate in any such states could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our shareholders.

The commercial mortgage loans we intend to originate and acquire are subject to the ability of the commercial property owner to generate net income from operating the property.
Commercial mortgage loans are secured by multi-family or commercial property and are subject to risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things,
•tenant mix;
•success of tenant businesses;
•property management decisions;
•property location, condition and design;
•competition from comparable types of properties;
•changes in laws that increase operating expenses or limit rents that may be charged;
•changes in national, regional or local economic conditions or specific industry segments, including the credit and securitization markets;
•declines in regional or local real estate values;
•declines in regional or local rental or occupancy rates;
•increases in interest rates, real estate tax rates and other operating expenses;
•inability to pass increases in costs of operations along to tenants;
•costs of remediation and liabilities associated with environmental conditions;
•the potential for uninsured or underinsured property losses;
•in the case of transitional mortgage loans, limited cash flows at the beginning;
•changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and
•acts of God, terrorist attacks, social unrest and civil disturbances.
The estimates of market opportunity and forecasts of market growth included in this registration statement may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
The CRE market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including the fluctuation of interest rates, changes in the competitive landscape, volume of near-term CRE loan maturities, migration to the Southern U.S. and changes in economic conditions. Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all.
In the event of borrower distress or a default, we may lack the liquidity necessary to protect our investment or avoid a corresponding default on any obligations we may have in connection with our own financing.
In the event of borrower distress or a default, we may lack the liquidity necessary to protect our investment or avoid a corresponding default on any obligations we may have in connection with our own financing specifically related to, or otherwise impacted by, such investment. In the event of a default by a borrower on a non-recourse loan, we generally will have recourse only to the underlying asset (including any escrowed funds and reserves) collateralizing that loan, except to the extent of any creditworthy guarantees as discussed in “—The CRE loans that we originate or acquire may be non-recourse loans, and the assets securing these loans may not be sufficient to protect us from a partial or complete loss if the borrower defaults on the loan, which could materially and adversely affect us.” In addition, declines in real estate values may induce mortgagors to voluntarily default on their loans, increasing the risk of foreclosure and loss of capital. If the underlying property collateralizing the loan is insufficient to satisfy the outstanding balance of such loan, after expenses incurred in connection with enforcing our rights, we may suffer a loss of principal or interest that adversely affects our liquidity and its ability to service or repay its own leverage. Real estate investments generally lack liquidity compared to other financial assets, and the increased lack of liquidity resulting from borrower distress or a default may limit our ability to quickly stabilize or strengthen our portfolio or take other necessary actions to avoid a corresponding default on our financing.
We may need to foreclose on certain of the loans we originate or acquire, which could result in losses that materially and adversely affect us.
Properties underlying our CRE loans may be subject to unknown or unquantifiable liabilities that may adversely affect the value of our investments. Such defects or deficiencies may include title defects, title disputes, liens or other encumbrances on the mortgaged properties. The discovery of such unknown defects, deficiencies and liabilities could affect the ability of our borrowers to make payments to us or could affect our ability to take title to and sell the underlying properties, which could materially and adversely affect us.
We may find it necessary or desirable to foreclose on certain of the loans we originate or acquire in order to preserve our investment. Any foreclosure process may be lengthy and expensive. Among the expenses that are likely to occur in any foreclosure would be the incurrence of substantial legal fees and potentially significant transfer taxes. If we foreclose on an asset, we may take title to the property securing that asset subject to any debt and debt service requirements then in effect. As a result, we cannot assure you that the value of the collateral underlying a foreclosed loan at or after the time a foreclosure is contemplated or completed will exceed our investment, including related foreclosure expenses and assumed indebtedness, or that operating cash flows from such investment will exceed debt service requirements, if any. As a result, a contemplated or completed foreclosure could result in significant losses. If we do not or cannot sell a foreclosed property, we would then come to own and operate it as “real estate owned.” Owning and operating real property involves risks that are different (and in many ways more significant) than the risks faced in lending against a CRE asset.
Whether or not we have participated in the negotiation of the terms of any such loans, we cannot assure you as to the adequacy of the protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of any applicable security interests. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buyout of the borrower’s position in the loan. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process and potentially resulting in a reduction or discharge of a borrower’s debt. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase any such loss. The incurrence of any such losses could materially and adversely affect us.
Loans on properties in transition often involve a greater risk of loss than loans on stabilized properties, including the risk of cost overruns on and non-completion of the construction or renovation of or other capital improvements to the properties underlying the loans we may originate or acquire, and the risk that a borrower may fail to execute the business plan underwritten by us, potentially making it unable to refinance our loan at maturity, each of which could materially and adversely affect us.
We may originate or acquire loans on transitional CRE properties to borrowers who are typically seeking capital for repositioning, renovation, rehabilitation, leasing, development, redevelopment or construction. The typical borrower under a loan on a transitional asset has usually identified an undervalued asset that has been under-managed and/or is located in an improving market. If the market in which the asset is located fails to materialize according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management and/or the value of the asset, or if it costs the borrower more than estimated or takes longer to execute its business plan than estimated, including as a result of supply chain disruptions, the borrower may not receive a sufficient return on the asset to satisfy our loan or may experience a prolonged reduction of net operating income and may not be able to make payments on our loan on a timely basis or at all, which could materially and adversely affect us. Other risks may include:

environmental risks, delays in legal and other approvals (e.g., certificates of occupancy), other construction and renovation risks and subsequent leasing of the property not being completed on schedule and general economic conditions. Accordingly, we bear the risk that we may not recover some or all of our loan unpaid principal balance and interest thereon.
Furthermore, borrowers usually use the proceeds of permanent financing to repay a loan on a transitional property after the CRE property is stabilized. Loans on transitional CRE properties are therefore subject to risks of a borrower’s inability to obtain permanent financing to repay our loan. Our loans are also subject to risks of borrower defaults, bankruptcies, fraud and losses. In the event of any default under our loans, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the underlying asset and the principal amount and unpaid interest and fees of our loan. To the extent we suffer losses with respect to our loans, it could have a material adverse effect on us.
Construction loans involve an increased risk of loss.
We invest in loans which fund the construction of commercial properties. As of September 30, 2024, approximately 51% of the aggregate outstanding principal amount of our portfolio of loans fund the construction of commercial properties. If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, but not limited to: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; a borrower’s claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan. The occurrence of such events may have a negative impact on our results of operations. Other loan types may also include unfunded future obligations that could present similar risks.
Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we originate or acquire could materially and adversely affect us.
The renovation, refurbishment or expansion by a borrower of a mortgaged property involves risks of cost overruns and non-completion. Costs of construction or renovation to bring a property up to market standards for the intended use of that property may exceed original estimates, possibly making a project uneconomical. Other risks may include: environmental risks, permitting risks, other construction risks, and subsequent leasing of the property not being completed on schedule or at projected rental rates. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged reduction of net operating income and may be unable to make payments of interest or principal to us, which could materially and adversely affect us.
Investments we may make in CMBS may be subject to losses.
Investments we may make in CMBS may be subject to losses. In general, losses on a mortgaged property securing a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, then by the holder of a subordinated loan or B-note, if any, then by the “first loss” subordinated security holder (generally, the “B-Piece” buyer) and then by the holder of a higher-rated security. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit, subordinated loans or B-notes, and any classes of securities junior to those in which we invest, we will not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed security, there would be an increased risk of loss. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments.
We may not control the special servicing of the mortgage loans included in the CMBS in which we invest, and, in such cases, the special servicer may take actions that could adversely affect our interests.
With respect to each series of CMBS in which we invest, overall control over the special servicing of the related underlying mortgage loans may be held by a directing certificate-holder, which is appointed by the holders of the most subordinate class of CMBS in such series. We may acquire classes of existing series of CMBS where we will not have the right to appoint the directing certificate-holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate-holder, take actions that could adversely affect our interests.
With respect to certain mortgage loans included in our CMBS investments, the properties that secure the mortgage loans backing the securitized pool may also secure one or more related mortgage loans that are not in the CMBS, which may conflict with our interests.
Certain mortgage loans included in our CMBS investments may be part of a loan combination or split loan structure that includes one or more additional mortgaged loans (senior, subordinate or pari passu and not included in the CMBS investments) that are secured by the same mortgage instrument(s) encumbering the same mortgaged property or properties, as applicable, as is the subject mortgage loan. Pursuant to one or more co-lender or similar agreements, a holder, or a group of holders, of a mortgage loan in a subject loan combination may be granted various rights and powers that affect the mortgage loan in that loan combination, including: (i) cure rights; (ii) a purchase option; (iii) the right to advise, direct or consult with the applicable servicer regarding various servicing matters affecting that loan combination; or (iv) the right to replace the directing certificate- holder (without cause).
The B-notes that we may acquire may be subject to additional risks related to the privately negotiated structure and terms of the transaction, which may result in losses to us.
We may invest in B-notes. B-notes are mortgage loans typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) contractually subordinated to an A-note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-note holders after payment to the A-note holders. However, because each transaction is privately negotiated, B-notes can vary in their structural characteristics and risks. For example, the rights of holders of B-notes to control the process following a borrower default may vary from transaction to transaction. Further, B-notes typically are secured by a single property and so reflect the risks associated with significant concentration. Significant losses related to B-notes would result in operating losses for us and may limit our ability to make distributions to our shareholders.
If our Manager overestimates the yields or incorrectly prices the risks of our investments, we may experience losses.
Our Manager values our potential CRE investments based on yields and risks, taking into account estimated future losses and the collateral securing a potential investment, if any, and the estimated impact of these losses on expected future cash flows, returns and appreciation. Our Manager’s loss estimates and expectations of future cash flows, returns and appreciation may not prove accurate, as actual results may vary from estimates and expectations. If our Manager underestimates the asset-level losses or overestimates investment yields relative to the price we pay for a particular investment, we may experience losses with respect to such investment.
Some of our investments may be recorded at fair value and, as a result, there will be uncertainty as to the value of these investments.
Many of our investments will likely be in the form of positions or securities that are not publicly-traded. The fair value of securities and other investments that are not publicly-traded may not be readily determinable. Subject to the discretion of the our Board, we may value these investments annually, or more frequently as circumstances dictate, at fair value, which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed. Our results of operations for a given period and the value of our securities generally could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal. The valuation process has been particularly challenging recently, as market events have made valuations of certain assets more difficult, unpredictable and volatile.

Interest rate fluctuations could increase our financing costs, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments.
Our primary interest rate exposures will relate to the financing cost of our debt. To the extent that our financing costs will be determined by reference to floating rates, the amount of such costs will depend on a variety of factors, including, without limitation, (i) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (ii) the level and movement of interest rates, and (iii) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating-rate debt would increase, while any additional interest income we earn on our floating-rate investments may not compensate for such increase in interest expense.
At the same time, the interest income we earn on our fixed-rate investments would not change and the market value of our fixed-rate investments would decrease. Similarly, in a period of declining interest rates, our interest income on floating-rate investments would decrease, while any decrease in the interest we are charged on our floating-rate debt may not compensate for such decrease in interest income and interest we are charged on our fixed-rate debt would not change. Any such scenario could materially and adversely affect us. If, as a result of lower interest rates our interest income declines at a higher rate than the decline in our financing costs, our results of operations and ability to make distributions to our shareholders would be negatively impacted.
Monetary policy actions by the United States Federal Reserve could adversely impact both our borrowers and our financial condition.
We, as well as our borrowers, are affected by the fiscal and monetary policies of the United States Government and its agencies, including the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. In an effort to combat rising inflation levels, the Federal Reserve steadily began increasing the target federal funds rate in the first quarter of 2022 and continued to do so in 2023. The Federal Funds Target Rate increased by 5.25 percentage points between March 2022 and December 2023, with a 0.50 percentage point decrease in September 2024 and a 0.25 percentage point decrease in November 2024. Changes in the federal funds rate as well as the other policies of the Federal Reserve affect interest rates, which have a significant impact on the demand for debt capital. Changes in fiscal and monetary policies are beyond our control, are difficult to predict and could materially adversely affect us and our borrowers.
Declines in market prices and liquidity in the capital markets can result in significant net unrealized losses of our portfolio, which in turn would reduce our book value.
Volatility in the capital markets can adversely affect our investment valuations. Decreases in the market values or fair values of our investments are recorded as unrealized losses. The effect of all of these factors on our portfolio can reduce our book value (and, as a result our asset coverage calculation) by increasing net unrealized losses in our portfolio. Depending on market conditions, we could incur substantial realized and/or unrealized losses, which could have a material adverse effect on our business, financial condition or results of operations.
Provisions for loan losses are difficult to estimate.
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13 Financial Instruments - Credit Losses - Measurement of Credit Losses on Financial Instruments (Topic 326) (“ASU No. 2016-13”) (the “CECL Standard”). This update changed how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value. The CECL Standard replaced the “incurred loss” approach under existing guidance with an “expected loss” model for instruments measured at amortized cost. The CECL Standard requires entities to record allowances (“CECL Allowances”) on certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities that are deducted from the carrying amount of the assets to present the net carrying value at the amounts expected to be collected on the assets. We have adopted the CECL Standard as of August 28, 2023, the date of formation. The CECL Standard can create volatility in the level of our CECL Allowances for loan losses. If we are required to materially increase our level of CECL Allowances for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

Our CECL Allowances are evaluated on a quarterly basis. The determination of CECL Allowances require us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors, including (i) whether cash from the borrower’s operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan and (iii) the liquidation value of collateral, all of which remain uncertain and are subjective.
The investments and other assets we will acquire may be subject to impairment charges, and we may experience a decline in the fair value of our assets.
We will periodically evaluate the investments we obtain and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, borrower performance and legal structure. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations in the period in which the impairment charge is recorded.
Such impairment charges reflect non-cash losses at the time of recognition and a subsequent disposition or sale of impaired assets could further affect our future losses or gains as they are based on the difference between the sale price received and the cost of such assets at the time of sale, as may be adjusted for amortization. If we experience a decline in the fair value of our assets, our results of operations, financial condition and our ability to make distributions to our shareholders could be materially and adversely affected.
Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions, and we cannot assure you that those ratings will not be downgraded.
Some of our investments may be rated by rating agencies such as Moody’s Investors Service, Fitch Ratings, Standard & Poor’s, DBRS, Inc. or Realpoint LLC. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value of our investments could significantly decline, which would adversely affect the value of our portfolio and could result in losses upon disposition.
A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could impair our investments and harm our operating results.
The risks associated with our investments may be more severe in the future during periods of economic slowdown or recession if these periods are accompanied by declining real estate values. In the future, declining real estate values could reduce the level of loan originations, since borrowers often use appreciation in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal of and interest on our loans if the value of real estate weakens. Further, future declines in real estate values could significantly increase the likelihood that we will incur losses on our investments in the event of default because the value of our collateral may be insufficient to cover our cost on the investment. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect our ability to originate or acquire loans. Any of the foregoing risks could materially and adversely affect us.
Investments in non-conforming and non-investment grade rated investments involve an increased risk of default and loss.
Many of our investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated (as is often the case for private loans) or will be rated as non-investment grade by the rating agencies. As a result, these investments should be expected to have a higher risk of default and loss than investment-grade rated assets. Any loss we incur may be significant and may materially and adversely affect us. Our investment guidelines do not limit the percentage of unrated or non-investment grade rated assets we may hold in our portfolio.

Investments in subordinated mortgage interests, mezzanine loans and other assets that are subordinated or otherwise junior in a borrower’s capital structure may expose us to greater risk of loss.
We originate or acquire subordinated mortgage interests, mezzanine loans and other assets that are subordinated or otherwise junior to other financing in a borrower’s capital structure and that involve privately negotiated structures. To the extent we invest in subordinated debt or mezzanine tranches of a borrower’s capital structure, these investments, and our remedies with respect thereto, including the ability to foreclose on any collateral securing the investments, are subject to the rights of holders of more senior tranches in the borrower’s capital structure and, to the extent applicable, contractual intercreditor and/or participation agreement provisions. Significant losses related to these loans or investments could materially and adversely affect us.
As the terms of these investments are subject to contractual relationships among lenders, co-lending agents and others, they can vary significantly in their structural characteristics and other risks. For example, the rights of holders of subordinated mortgage interests to control the process following a borrower default may vary from transaction to transaction. Further, subordinated mortgage interests typically are secured by a single property and accordingly reflect the risks associated with significant concentration.
Like subordinated mortgage interests, mezzanine loans are by their nature structurally subordinated to more senior property-level financings. If a borrower defaults on our mezzanine loan or on debt senior to our loan, or if the borrower is in bankruptcy, our mezzanine loan will be satisfied only after the property-level debt and other senior debt is paid in full. As a result, a partial loss in the value of the underlying collateral can result in a total loss of the value of the mezzanine loan. In addition, even if we are able to foreclose on the underlying collateral following a default on a mezzanine loan, we would be substituted for the defaulting borrower and, to the extent income generated on the underlying property is insufficient to meet outstanding debt obligations on the property, we may need to commit substantial additional capital and/or deliver a replacement guarantee by a creditworthy entity, which could include us, to stabilize the property and prevent additional defaults to lenders with existing liens on the property. In addition, our investments in senior loans may be effectively subordinated to the extent we borrow under a warehouse line (which can be in the form of a repurchase facility) or similar facility and pledge the senior loan as collateral. Under these arrangements, the lender has a right to repayment of the borrowed amount before we can collect on the value of our loan, and therefore if the value of the pledged senior loan decreases below the amount we have borrowed, we could experience significant losses.
The CRE loans that we originate or acquire may be non-recourse loans, and the assets securing these loans may not be sufficient to protect us from a partial or complete loss if the borrower defaults on the loan, which could materially and adversely affect us.
Most CRE loans represent non-recourse obligations of the borrower, with the exception of certain limited purpose guarantees such as customary non-recourse carve-outs for certain “bad acts” by a borrower, environmental indemnities and, in some cases, completion guarantees, carry guarantees and limited payment guarantees. Consequently, we do not typically have recourse (or have very limited recourse for specified purposes) against the assets of the borrower or its sponsor other than our recourse to specified loan collateral. In the event of a borrower default under one or more of our loans, we bear a risk of loss to the extent of any deficiency between the value of the specified collateral and the unpaid principal balance on our loan, absent recoveries to us under any applicable guarantees, which could materially and adversely affect us. In addition, we may incur substantial costs and delays in realizing the value of such collateral. Further, although a loan may provide for limited recourse to a principal, parent or other affiliate of the borrower, there is no assurance that we will be able to recover our deficiency from any such party or that its assets would be sufficient to pay any otherwise recoverable claim. In the event of the bankruptcy of a borrower, the loans to that borrower will be deemed to be secured only to the extent of the value of any underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the loan or lien securing the loan could be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession.
We may be subject to additional risks associated with CRE loan participations.
Our CRE loans may be held in the form of participation interests or co-lender arrangements in which we share the loan rights, obligations and benefits with other lenders. With respect to participation interests, we may require the consent of these parties to exercise our rights under the loans, including rights with respect to amendment of loan documentation, enforcement proceedings upon a default and the institution of, and control over, foreclosure proceedings. In circumstances where we hold a minority interest, we may be become bound to actions of the majority to which we otherwise would object. We may be adversely affected by this lack of control with respect to these interests.
If we originate or acquire CRE loans or CRE-related assets secured by liens on facilities that are subject to a ground lease and the ground lease is terminated unexpectedly, our interests in the loans or assets could be materially and adversely affected.
A ground lease is a lease of land, usually on a long-term basis, that does not include buildings or other improvements on the land. Normally, any real property improvements made by the lessee during the term of the lease will revert to the landowner at the end of the lease term. We may originate or acquire CRE loans or CRE-related assets secured by liens on facilities that are subject to a ground lease, and, if the ground lease were to expire or terminate unexpectedly, due to the borrower’s default on the ground lease, our interests in the loans could be materially and adversely affected. Additionally, any rent payments that the borrower may be obligated to make pursuant to the terms of such ground lease would reduce cash flows available to the borrower from the property, which may in turn impair the borrower’s ability to repay the borrower’s obligations to us.
Any distressed loans or other investments we make, or investments that later become non-performing, may subject us to losses and other risks relating to bankruptcy proceedings, which could materially and adversely affect us.
Our loans and other investments may include distressed investments (for example, investments in defaulted, out-of-favor or distressed bank loans and debt securities), or certain of our investments may become non-performing following our origination or acquisition thereof. Certain of our investments may include properties that typically are highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, loans or securities of financially or operationally troubled borrowers or issuers are more likely to go into default than loans or securities of other borrowers or issuers not experiencing such difficulties. Loans or securities of financially or operationally troubled issuers are also typically less liquid and more volatile than loans or securities of borrowers or issuers not experiencing such difficulties. The market prices of such securities are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. Investment in the loans or securities of financially or operationally troubled borrowers or issuers involves a high degree of credit and market risk.
In certain limited cases (for example, in connection with a workout, restructuring or foreclosure proceeding involving one or more of our investments), the success of our investment strategy will depend, in part, on our ability to effectuate loan modifications and/or restructure and improve the operations of our borrowers. The activity of identifying and implementing successful restructuring programs and operating improvements entails a high degree of uncertainty. There can be no assurance that we will be able to identify and implement successful restructuring programs and improvements with respect to any distressed loans or other investments we may have from time to time.
These financial difficulties may never be overcome and may cause borrowers to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that we may incur substantial or total losses on our loans or other investments and, in certain circumstances, become subject to certain additional potential liabilities that may exceed the value of our original investment therein. For example, under certain circumstances, a lender that has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our loans or other investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances, payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions held by us, may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructuring of the debt through principles such as the “cramdown” provisions of the bankruptcy laws. Any of the foregoing results could materially and adversely affect us.

There may be circumstances in which our investments could be subordinated to claims of other creditors, or we could be subject to lender liability claims.
If one of our borrowers were to go bankrupt, depending on the facts and circumstances, a bankruptcy court might re-characterize our investment and subordinate all or a portion of our claim to that of other creditors. In addition, we could be subject to lender liability claims if we are deemed to be too involved in a borrower’s business or exercise control over such borrower. For example, we could become subject to a lender’s liability claim, if, among other things, we actually render significant managerial assistance to a borrower to which we have made a debt investment.
As a debt investor, we are often not in a position to exert influence on borrowers, and the shareholders and management of such borrowers may make decisions that could decrease the value of investments in such borrower.
As a debt investor, we are subject to the risk that a borrower may make business decisions with which we disagree and the shareholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a borrower may make decisions that could decrease the value of our investment in such borrower.
Insurance proceeds on a property may not cover all losses, which could result in the corresponding non-performance of or loss on our investment related to such property.
There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, which may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might result in insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under these circumstances, the borrower’s receipt of insurance proceeds with respect to a property relating to one of our investments might not be adequate to restore our economic position with respect to our investment. Any uninsured loss could result in the loss of anticipated cash flow from, and the asset value of, the affected asset and the value of our investment related to such property.
Prepayment rates may adversely affect the yield on our loans and the value of our portfolio of assets.
The value of our assets may be affected by prepayment rates on loans. In periods of declining interest rates, prepayment rates on loans will generally increase. If interest rates decline, the proceeds of prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In periods of increasing interest rates and/or credit spreads, prepayment rates on loans will generally decrease, which could impact our liquidity, or increase our potential exposure to loan non-performance. In addition, if we originate or acquire mortgage-related securities or a pool of mortgage securities, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. If we purchase assets at a premium to par value, when borrowers prepay their loans faster than expected, the corresponding prepayments on the asset may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their loans slower than expected, the decrease in corresponding prepayments on the asset may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income securities from declining interest rates.
Prepayment rates on loans may be affected by a number of factors including, but not limited to, the then-current level of interest rates, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic and legal factors and other factors beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks.
CRE valuation is inherently subjective and uncertain.
The valuation of CRE assets and therefore the valuation of any underlying collateral relating to loans and other investments made by us is inherently subjective and uncertain due to, among other factors, the individual nature of each property, its location, the expected future cash flows from that particular property, future market conditions, changing demand for various types of real estate and the valuation methodology adopted. In addition, where we invest in construction loans, initial assessments will assume completion of the project. As a result, the valuations of the CRE assets against which we will make loans and other investments are subject to a large degree of uncertainty, which has increased due to the current market volatility, and are made on the basis of assumptions and methodologies that may not prove to be accurate, particularly in periods of volatility, low transaction flow or restricted debt or equity capital availability in the CRE markets.
Our investments expose us to risks associated with debt-oriented real estate investments generally.
We invest primarily in debt and debt-like preferred equity in or relating to real estate assets. Any deterioration of real estate fundamentals generally, and in the Southern U.S. in particular, could negatively impact our performance by making it more difficult for our borrowers to satisfy their debt payment obligations to us, increasing the default risk applicable to borrowers, and/or making it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of our borrowers and may include economic and/or market fluctuations, changes in environmental, zoning and other laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand, fluctuations in real estate fundamentals (including average occupancy and room rates for hotel properties), energy supply shortages, various uninsured or uninsurable risks, natural disasters, outbreaks of pandemics or contagious diseases, terrorism, acts of war, changes in government regulations (such as rent control, moratoriums against tenant evictions or foreclosures or regulation of greenhouse gas emissions), political and legislative uncertainty, changes in real property tax rates and operating expenses, changes in interest rates, changes in monetary policy, changes in consumer spending, currency exchange rates changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, negative developments in the economy that depress travel activity, demand and/or real estate values generally and other factors that are beyond our control.
Recent concerns about the real estate market, elevated interest rates, inflation, energy costs and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and markets going forward. We cannot predict the degree to which economic conditions generally, and the conditions for CRE debt investing in particular, will improve or decline. Declines in the performance of relevant regional and global economies or in the CRE debt market could have a material adverse effect on us.
We may invest in derivative instruments, which would subject us to increased risk of loss.
Subject to qualifying and maintaining our qualification as a REIT, we may invest in derivative instruments. Derivative instruments, especially when purchased in large amounts, may not be liquid in all circumstances, so that in volatile markets we may not be able to close out a position without incurring a loss. The prices of derivative instruments, including swaps, futures, forwards and options, are highly volatile and such instruments may subject us to significant losses. The value of such derivatives also depends upon the price of the underlying instrument or commodity. Such derivatives and other customized instruments also are subject to the risk of non-performance by the relevant counterparty. In addition, actual or implied daily limits on price fluctuations and speculative position limits on the exchanges or over-the-counter markets in which we may conduct our transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. Derivative instruments that may be purchased or sold by us may include instruments not traded on an exchange. The risk of non-performance by the obligor on such an instrument may be greater and the ease with which we can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange-traded instrument. In addition, significant disparities may exist between “bid” and “asked” prices for derivative instruments that are traded over-the-counter and not on an exchange. Such over-the-counter derivatives are also typically not subject to the same type of investor protections or governmental regulation as exchange-traded instruments.
In addition, we may invest in derivative instruments that are neither presently contemplated nor currently available, but which may be developed in the future, to the extent such opportunities are both consistent with our investment objectives and legally permissible. Any such investments may expose us to unique and presently indeterminate risks, the impact of which may not be capable of determination until such instruments are developed and/or we determine to make such an investment.

If the loans that we originate or acquire do not comply with applicable laws, we may be subject to penalties, which could materially and adversely affect us.
Loans that we originate or acquire may be directly or indirectly subject to U.S. federal, state or local governmental laws. Real estate lenders and borrowers may be responsible for compliance with a wide range of laws intended to protect the public interest, including, without limitation, the Truth in Lending, Equal Credit Opportunity, Fair Housing and Americans with Disabilities Acts and local zoning laws (including, but not limited to, zoning laws that allow permitted non-conforming uses). If we or any other person fails to comply with such laws in relation to a loan that we have originated or acquired, legal penalties may be imposed, which could materially and adversely affect us. Additionally, jurisdictions with “one action,” “security first” and/or “antideficiency rules” may limit our ability to foreclose on a real property or to realize on obligations secured by a real property. In the future, new laws may be enacted or imposed by U.S. federal, state or local governmental entities, and such laws could have a material adverse effect on us.
We may not control the servicing of mortgage loans in which we invest and, in such cases, the special servicer may take actions that could adversely affect our interests.
Third parties may service certain of our investments, and their responsibilities will include all services and duties customary to servicing and sub-servicing mortgage loans in a diligent manner consistent with prevailing mortgage loan servicing standards, such as the collection and remittance of payments on our mortgage loans, administration of mortgage escrow accounts, collection of insurance claims and foreclosure. Should a servicer experience financial or operational difficulties, it may not be able to perform these services or these services may be curtailed, including any obligation to advance payments of amounts due from delinquent loan obligors. For example, typically a servicer’s obligation to make advances on behalf of a delinquent loan obligor is limited to the extent that it does not expect to recover the advances from the ultimate disposition of the collateral pledged to secure the loan. In addition, as with any external service provider, we are subject to the risks associated with inadequate or untimely services for other reasons such as fraud, negligence, errors, miscalculations or other reasons. The ability of a servicer to effectively service our loans may be critical to our success. The failure of a servicer to effectively service our loans could materially and adversely affect us.
Liability relating to environmental matters may impact the value of our loans or of properties that we may acquire upon foreclosure of the properties underlying our investments.
To the extent we take title to any of the properties underlying our investments, we may be subject to environmental liabilities arising from the foreclosed properties. Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of hazardous substances on a property may adversely affect our ability to sell the property, and we may incur substantial remediation costs. As a result, the discovery of material environmental liabilities attached to those properties could materially and adversely affect us.
In addition, the presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of our loans becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the relevant loan held by us and could materially and adversely affect us.
Climate change has the potential to impact the properties underlying our investments.
Currently, it is not possible to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions will impact CRE properties. However, any such future laws and regulations imposing reporting obligations or limitations on greenhouse gas emissions or additional taxation of energy use could require the owners of properties to make significant expenditures to attain and maintain compliance. Any such increased costs could impact the financial condition of our borrowers and their ability to meet their loan obligations to us. Consequently, any new legislative or regulatory initiatives related to climate change could adversely affect our business.

We also face business trend-related climate risks. Investors are increasingly taking into account Environmental, Social, and Governance factors, including climate risks, in determining whether to invest in companies or properties. Additionally, our reputation and investor relationships could be damaged as a result of our involvement with certain industries or assets associated with activities perceived to be causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change its activities in response to considerations relating to climate change.
The physical impact of climate change could also have a material adverse effect on the properties underlying our investments. Physical effects of climate change such as increases in temperature, sea levels, the severity of weather events and the frequency of natural disasters, such as hurricanes, tropical storms, tornadoes, wildfires, floods and earthquakes, among other effects, could damage the properties underlying our investments. The costs of remediating or repairing such damage, or of investments made in advance of such weather events to minimize potential damage, could be considerable. Additionally, such actual or threatened climate change related damage could increase the cost of, or make unavailable, insurance on favorable terms on the properties underlying our investments. Such repair, remediation or insurance expenses could reduce the net operating income of the properties underlying our investments which may in turn impair borrowers’ ability to repay their obligations to us.
Subject to the approval of our Board (which must include a majority of our independent directors), our Manager may change our investment strategies or guidelines, financing strategies or leverage policies without the consent of our shareholders.
Subject to the approval of our Board (which must include a majority of our independent directors), our Manager may change our investment strategies or guidelines, financing strategies or leverage policies with respect to loans, originations, acquisitions, growth, operations, indebtedness, capitalization and distributions at any time without the consent of our shareholders, which could result in a portfolio with a different risk profile than that of our Existing Portfolio or of a portfolio comprised of our target loans. A change in our investment strategy may increase our exposure to interest rate risk, default risk and commercial real estate market fluctuations. Furthermore, a change in our asset allocation could result in our making loans in asset categories different from those described in this prospectus. Any changes to our investment guidelines will require an amendment to our Management Agreement. Such amendments or other material information regarding such strategies and policies will be disclosed through the filing of current or periodic reports with the SEC. These changes could adversely affect our financial condition, results of operations, the market price of our equity and our ability to make distributions to our shareholders.
Changes in laws or regulations governing our operations, including laws and regulations governing REITs, or those of our competitors, or changes in the interpretation thereof, or newly enacted laws or regulations, could result in increased competition for our target assets, require changes to our business practices and collectively could adversely impact our revenues and impose additional costs on us, which could materially and adversely affect us.
The laws and regulations governing REITs by state and federal governments and our operations or those of our competitors, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. We may be required to adopt or suspend certain business practices as a result of any changes, which could impose additional costs on us, which could materially and adversely affect us. For example, as a result of the COVID-19 pandemic, some government entities instituted moratoria on business activities, construction, evictions and foreclosures and rent cancellation. These measures and future measures of this kind may adversely affect us or our borrowers. Furthermore, if “regulatory capital” or “capital adequacy” requirements-whether under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), Basel III, or other regulatory action-are further strengthened or expanded with respect to lenders that provide us with debt financing, or were to be imposed on us directly, they or we may be required to limit or increase the cost of financing they provide to us or that we provide to others. Among other things, this could potentially increase our financing costs, reduce our ability to originate or acquire loans and reduce our liquidity or require us to sell assets at an inopportune time or price.
In addition, various laws and regulations currently exist that restrict the investment activities of banks and certain other financial institutions but do not apply to us, which we believe creates opportunities for us to originate loans and participate in certain other investments that are not available or attractive to these more regulated institutions. However, proposals for legislation that would change how the financial services industry is regulated are continually being introduced in the U.S. Congress and in state legislatures. Federal financial regulatory agencies may adopt regulations and amendments intended to effect regulatory reforms including reforms to certain Dodd-Frank-related regulations. Prospective investors should be aware that changes in the regulatory and business landscape as a result of the Dodd-Frank Act and as a result of other current or future legislation and regulation may decrease the restrictions on banks and other financial institutions and allow them to compete with us for investment opportunities that were previously not available or attractive to, or otherwise pursued by, them, which could have a material adverse impact on us.
Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will become subject to new regulation. Increased regulation of non-bank lending could negatively impact our results of operations, cash flows and financial condition, impose additional costs on us or otherwise materially and adversely affect us.
State licensing requirements may cause us to incur expenses, and our failure to be properly licensed may have a material adverse effect on us.
Some jurisdictions require non-bank companies to hold licenses to conduct lending activities. State licensing statutes vary from state to state and may prescribe or impose: various recordkeeping requirements; restrictions on loan origination and servicing practices, including limits on finance charges and the type, amount and manner of charging fees; disclosure requirements; requirements that licensees submit to periodic examination; surety bond and minimum specified net worth requirements; periodic financial reporting requirements; notification requirements for changes in principal officers, stock ownership or corporate control; restrictions on advertising; and requirements that loan forms be submitted for review. If required, obtaining and maintaining state licenses will cause us to incur expenses and failure to be properly licensed under state law or otherwise may have a material adverse effect on us.
We depend on our Manager and its affiliates to develop appropriate systems and procedures to control operational risk.
We depend on our Manager and its affiliates to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in our operations may cause us to suffer financial losses, the disruption of our business, liability to third parties, regulatory intervention or damage to our reputation. We will rely heavily on our Manager’s financial, accounting and other data processing systems. The ability of our systems to accommodate transactions could also constrain our ability to properly manage its portfolio. Generally, our Manager will not be liable for losses incurred due to the occurrence of any such errors.
We may not be able to obtain or maintain required licenses and authorizations to conduct our business and may fail to comply with various state and federal laws and regulations applicable to our business.
In general, lending is a highly regulated industry in the United States and we are required to comply with, among other statutes and regulations, certain provisions of the Equal Credit Opportunity Act of 1974 (the “Equal Credit Opportunity Act”) that are applicable to commercial loans, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), regulations promulgated by the Office of Foreign Asset Control, various laws, rules and regulations related to the U.S. federal and state securities laws and regulations. In addition, certain states have adopted laws or regulations that may, among other requirements, require licensing of lenders and financiers, prescribe disclosures of certain contractual terms, impose limitations on interest rates and other charges, and limit or prohibit certain collection practices and creditor remedies.
There is no guarantee that we will be able to obtain, maintain or renew any required licenses or authorizations, which vary state-to-state, to conduct our business or that we would not experience significant delays in obtaining these licenses and authorizations. As a result, we could be delayed in conducting certain business if we were first required to obtain certain licenses or authorizations or if renewals thereof were delayed. Furthermore, once licenses are issued and authorizations are obtained, we are required to comply with various information reporting and other regulatory requirements to maintain those licenses and authorizations, and there is no assurance that we will be able to satisfy those requirements or other regulatory requirements applicable to our business on an ongoing basis, which may restrict our business and could expose us to penalties or other claims.

Any failure to obtain, maintain or renew required licenses and authorizations or failure to comply with regulatory requirements that are applicable to our business could result in material fines and disruption to our business and could have a material adverse effect on our business, financial condition, operating results and our ability to make distributions to our shareholders.
We may be subject to claims by third parties asserting that we have caused our, our Manager’s or our Manager’s affiliates’ directors, officers, employees, consultants or advisors to breach the terms of their non-competition or non-solicitation agreement.
Many of our, our Manager’s and our Manager’s affiliates’ directors, officers, employees, consultants and advisors are currently or were previously employed at business development companies and other investment vehicles, including our potential competitors. Although we try to ensure that our, our Manager’s and our Manager’s affiliates’ directors, officers, employees, consultants and advisors do not inadvertently violate their non-competition or non-solicitation agreements with third parties in their work for us, we may in the future be subject to claims that we have caused such individuals to breach the terms of such agreements.
If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable personnel and our business, financial condition, liquidity, results of operations and ability to make distributions to equity holders may be adversely affected. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and could be a distraction to management. In addition, any litigation or threat thereof may adversely affect the ability of us, our Manager and affiliates of our Manager to hire future employees or contract with third parties.
COVID-19, or the future outbreak of any other highly infectious or contagious diseases, could materially and adversely impact or cause disruption to our borrowers and their operations, and in turn our ability to continue to execute our business plan.
COVID-19, or the future outbreak of any other highly infectious or contagious diseases, has had and could in the future have material and adverse effects on our borrowers and their operations, as well as on our performance, financial condition, results of operations and cash flows due to, among other factors:
•a complete or partial closure of, or other operational issues at, one or more of our borrowers’ locations resulting from government or such company’s actions;
•difficulty accessing equity and debt capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions that may affect our access to capital necessary to fund business operations and our borrowers’ ability to fund their business operations and meet their obligations to us;
•delays in construction at the properties of our borrowers, which may adversely impact their ability to commence operations and generate revenues from projects; and
•the potential negative impact on the health of our personnel, particularly if a significant number of them are impacted, resulting in a deterioration in our ability to ensure business continuity during a disruption.
The extent to which COVID-19 or future public health crises ultimately impacts our operations and those of our borrowers will depend on numerous factors that are beyond our control, which are highly uncertain and cannot be predicted at this time. COVID-19 and future public health crises present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.
The outcome of the 2024 presidential election could materially and adversely impact or cause disruption to our borrowers and their operations, and in turn our ability to continue to execute our business plan.
As a result of the 2024 presidential election, there will be a new administration and it is unclear what changes in federal policy, including tax policies, and at regulatory agencies may occur over time through policy and personnel changes following the election. Such policy changes often lead to changes involving the level of oversight and focus on certain industries and corporate entities. The nature, timing, economic and political effects of potential changes to the current legal and regulatory frameworks affecting the CRE industry remain uncertain. As a result, the outcome of the 2024 presidential election could materially and adversely impact or cause disruption to our borrowers and their operations, and in turn our ability to continue to execute our business plan.
Risks Related to Sources of Financing Our Business
Our growth depends on external sources of capital, which may not be available on favorable terms or at all.
We intend to grow by expanding our portfolio of investments, which we finance primarily through newly-issued equity or debt. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable, due to global or regional economic uncertainty, changes in the state or federal regulatory environment relating to our business, our own operating or financial performance or otherwise, to access capital markets on a timely basis and on favorable terms or at all. In addition, U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gain and certain non-cash income, and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of such taxable income. Because we intend to grow our business, this limitation may require us to raise additional equity or incur debt at a time when it may be disadvantageous to do so.
Our access to capital depends upon a number of factors over which we have little or no control, including, but not limited to:
•general economic or market conditions;
•the market’s view of the quality of our assets;
•the market’s perception of our growth potential;
•the current regulatory environment with respect to our business; and
•our current and potential future earnings and cash distributions.
If general economic instability or downturn leads to an inability to borrow at attractive rates or at all, our ability to obtain capital to finance our investments could be negatively impacted.
If we are unable to obtain capital on terms and conditions that we find acceptable, we likely will have to reduce the investments we make. In addition, our ability to refinance all or any debt we may incur in the future, on acceptable terms or at all, is subject to all of the above factors, and will also be affected by our future financial position, results of operations and cash flows, which additional factors are also subject to significant uncertainties, and therefore we may be unable to refinance any debt we may incur in the future, as it matures, on acceptable terms or at all. If we are unable to refinance debt incurred to finance our loans, we also may have to forego other investment opportunities that require equity and our liquidity may be diminished. All of these events would have a material adverse effect on our business, financial condition, liquidity and results of operations.
For our borrowed money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.
We use borrowings, also known as leverage, to finance the acquisition of a portion of our investments. The use of leverage increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in shares of our common stock. If the value of our assets increases, leverage would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leverage would cause net asset value to decline more sharply than it otherwise would have had we not used leverage. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our shareholders. Our ability to execute our strategy using leverage depends on various conditions in the financing markets that are beyond our control, including liquidity and credit spreads.

Global economic, political and market conditions could have a significant adverse effect on our business, financial condition, liquidity and results of operations, including a negative impact on our ability to access the debt markets on favorable terms.
Downgrades by rating agencies to the U.S. government’s credit rating or concerns about its credit and deficit levels in general could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our equity. Additionally, concerns regarding a potential increase in inflation would likely cause interest rates and borrowing costs to rise.
Deterioration in the economic conditions in the Eurozone and globally, including instability in financial markets, may pose a risk to our business. In recent years, financial markets have been affected at times by a number of global macroeconomic and political events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, the potential effect of any European country leaving the Eurozone, the effect of the United Kingdom leaving the European Union, and market volatility and loss of investor confidence driven by political events. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. We cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected.
The Chinese capital markets have also experienced periods of instability over the past several years. These market and economic disruptions, have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business, financial condition or results of operations.
The current global financial market situation, as well as various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Additionally, the U.S. government’s credit and deficit concerns, the European sovereign debt crisis, the potential trade war with China, relations between Russia and Ukraine and the conflict between Israel and Hamas and Israel and Hezbollah could cause interest rates to be volatile, which may negatively impact our ability to access the debt markets on favorable terms.
We may incur significant debt, which may subject us to restrictive covenants and increased risk of loss and may reduce cash available for distributions to our shareholders, and our governing documents contain no limit on the amount of debt we may incur.
Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our portfolio’s cash flow. Our governing documents and our Revolving Credit Agreement contain no limit on the amount of debt we may incur, and we may significantly increase the amount of leverage we utilize at any time without approval of our shareholders. Leverage can enhance our potential returns but can also exacerbate our losses. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including, but not limited to, the risks that:
•our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt we incur or we may fail to comply with all of the other covenants contained in such debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, and/or (iii) the loss of some or all of our assets to foreclosure or sale;
•we may be unable to borrow additional funds as needed or on favorable terms, or at all;
•to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;
•our default under any loan with cross-default provisions could result in a default on other indebtedness;
•incurring debt may increase our vulnerability to adverse economic and industry conditions with no assurance that loan yields will increase with higher financing costs;
•we may be required to dedicate a substantial portion of our cash flow from operations to payments on the debt we may incur, thereby reducing funds available for operations, future business opportunities, shareholder distributions, including distributions currently contemplated or necessary to satisfy the requirements for REIT qualification, or other purposes; and
•we are not able to refinance debt that matures prior to the loan it was used to finance on favorable terms, or at all.
There can be no assurance that a leveraging strategy will be successful. If any one of these events were to occur, our financial condition, results of operations, cash flow, and our ability to make distributions to our shareholders could be materially and adversely affected.
Our indebtedness may affect our ability to operate our business, and may have a material adverse effect on our financial condition and results of operations.
Our indebtedness could have significant adverse consequences to us, such as:
•limiting our ability to satisfy our financial obligations;
•limiting our ability to obtain additional financing to fund our working capital needs, acquisitions, capital expenditures or other debt service requirements or for other purposes;
•limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;
•limiting our ability to compete with other companies who are not as highly leveraged, as we may be less capable of responding to adverse economic and industry conditions;
•Restricting us from making strategic acquisitions, developing properties or exploiting business opportunities;
•Restricting the way in which we conduct our business because of financial and operating covenants;
•covenants in the agreements governing our and our subsidiaries’ existing and future indebtedness;
•exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries’ debt instruments that could have a material adverse effect on our business, financial condition and operating results;
•increasing our vulnerability to a downturn in general economic conditions; and
•limiting our ability to react to changing market conditions in our industry and in our borrowers’ industries.
We may not be able to generate sufficient cash flow to meet our debt service obligations.
Our ability to make payments on our outstanding debt, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. To a certain extent, our cash flow is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors, many of which are beyond our control.
We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness, including the Revolving Credit Facility, or to fund our other liquidity needs. Additionally, if we incur additional indebtedness in connection with future acquisitions or development projects or for any other purpose, our debt service obligations could increase.

We may need to refinance all or a portion of our indebtedness, including the Revolving Credit Facility, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
•our financial condition and market conditions at the time; and
•restrictions in the agreements governing our indebtedness.
As a result, we may not be able to refinance any of our indebtedness, including the Revolving Credit Facility, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales or other sources of cash are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the Revolving Credit Facility. Accordingly, if we cannot service our indebtedness, we may have to take actions such as seeking additional equity or delaying capital expenditures, or strategic acquisitions and alliances, any of which could have a material adverse effect on our operations. We cannot assure you that we will be able to effect any of these actions on commercially reasonable terms, or at all.
Any lending facilities will impose restrictive covenants.
Any lending facilities which we enter would be expected to contain customary negative covenants and other financial and operating covenants that, among other things, may affect our ability to incur additional debt, make certain investments or acquisitions, reduce liquidity below certain levels, make distributions to our shareholders, redeem debt or equity securities and impact our flexibility to determine our operating policies and investment strategies. For example, such loan documents would typically be expected to contain negative covenants that would limit, among other things, our ability to repurchase our equity, distribute more than a certain amount of our net income or funds from operations to our shareholders, employ leverage beyond certain amounts, sell assets, engage in mergers or consolidations, grant liens, and enter into transactions with affiliates. If we fail to meet or satisfy any such covenants, we would likely be in default under these agreements, and the lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We could also become subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default. Further, such restrictions could also make it difficult for us to satisfy the qualification requirements necessary to maintain our status as a REIT.
Any bank credit facilities that we may use in the future to finance our operations may require us to provide collateral or pay down debt.
We may utilize bank credit facilities (including term loans and revolving facilities) to finance our investments if they become available on acceptable terms. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. If we cannot meet these requirements, lenders could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from it, which could materially and adversely affect our financial condition and ability to implement our investment strategy. In addition, if a lender files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of such loans. Such an event could restrict our access to bank credit facilities and increase our cost of capital. The providers of bank credit facilities may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to obtain leverage as fully as we would choose, which could reduce the return on our investments. If we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.
In addition, there can be no assurance that we will be able to obtain bank credit facilities on favorable terms, or at all. Banks and other financial institutions may be reluctant to enter into lending transactions with us.

Adoption of the Basel III standards and other proposed supplementary regulatory standards may negatively impact our access to financing or affect the terms of our future financing arrangements.
In response to various financial crises and the volatility of financial markets, the Basel Committee on Banking Supervision (the “Basel Committee”) adopted the Basel III standards several years ago to reform, among other things, bank capital adequacy, stress testing, and market liquidity risk. United States regulators have elected to implement substantially all of the Basel III standards and have even implemented rules requiring enhanced supplementary leverage ratio standards, which impose capital requirements more stringent than those of the Basel III standards for the most systematically significant banking organizations in the United States. Adoption and implementation of the Basel III standards and the supplemental regulatory standards adopted by United States regulators may negatively impact our access to financing or affect the terms of our future financing arrangements due to an increase in capital requirements for, and constraints on, the financial institutions from which we may borrow.
Moreover, in January 2019, the Basel Committee published its revised capital requirements for market risk, known as Fundamental Review of the Trading Book (“FRTB”), which are expected to generally result in higher global capital requirements for banks that could, in turn, reduce liquidity and increase financing and hedging costs. United States federal bank regulatory agencies released a formal FRTB proposal in July 2023. Under the proposal, large banks would begin transitioning to the new framework on July 1, 2025, with full compliance starting July 1, 2028. The impact of FRTB will not be known until after any resulting rules are finalized and implemented by the United States federal bank regulatory agencies.
Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our shareholders.
Subject to qualifying and maintaining our qualification as a REIT, we may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:
•interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
•available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
•the duration of the hedge may not match the duration of the related liability or asset;
•our hedging opportunities may be limited by the treatment of hedging transactions, and income from hedging transactions, under the rules determining REIT qualification;
•the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
•the party owing money in the hedging transaction may default on its obligation to pay; and
•we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.
Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our shareholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.
We are subject to counterparty risk associated with our hedging activities.
We are subject to credit risk with respect to the counterparties to derivative contracts (whether a clearing corporation in the case of exchange-traded instruments or another third party in the case of over-the-counter instruments). If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, we may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy, or other analogous proceeding. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If we are owed this fair market value in the termination of the derivative transaction and its claim is unsecured, we will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying security. We may obtain only a limited recovery or may obtain no recovery in such circumstances. Counterparty risk with respect to certain exchange-traded and over-the-counter derivatives may be further complicated by recently enacted U.S. financial reform legislation.
Risks Related to the Spin-Off
We have limited history of operating as an independent company, and our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.
The historical information about the Company in this prospectus refers to our business as operated by us as a wholly-owned subsidiary and integrated with AFC and managed by AFC Manager (the “Spin-Off Business”). Our historical financial information included in this prospectus is derived from AFC’s accounting records and is presented on a standalone basis as if the Spin-Off Business has been conducted independently from AFC. Accordingly, the historical financial information does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:
•Prior to the Spin-Off, our working capital requirements and capital for our general corporate purposes, including capital expenditures and acquisitions, were satisfied as part of the corporate-wide cash management policies of AFC. We may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.
•Prior to the Spin-Off, we had operated as a wholly-owned subsidiary of AFC and as part of its broader corporate organization, rather than as an independent company. AFC, AFC Manager or one of their respective affiliates performed various corporate functions for us, such as legal, treasury, accounting, auditing, human resources, investor relations, and finance. Our historical financial results reflect allocations of corporate expenses from AFC for such functions, which may be less than the expenses we would have incurred had we operated as a separate, publicly-traded company.
•Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships, as well as the management fee to AFC Manager. While we have sought to minimize the impact on SUNS when separating these arrangements, the execution of the management agreement with our Manager, the administrative services agreement between our Manager and TCG Services and the services agreement between our Manager and SRT Group, there is no guarantee these arrangements will continue to capture these benefits in the future.
Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from AFC. For additional information about the past financial performance of our business and the basis of presentation of the historical financial statements of our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this prospectus.
Following the Spin-Off, our financial profile changed, and we are a smaller, less diversified company than AFC prior to the Spin-Off.
The Spin-Off resulted in us becoming a smaller, less diversified company with more limited businesses concentrated in our industry. As a result, we may be more vulnerable to changing market conditions, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the diversification of our revenues, costs, and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and our ability to fund capital expenditures and investments may be diminished.

In connection with the separation into two public companies, each of AFC and we agreed to indemnify each other for certain liabilities. If we are required to pay under these indemnities to AFC, our financial results could be negatively impacted. In addition, the AFC indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which AFC will be allocated responsibility, and AFC may not be able to satisfy its indemnification obligations in the future.
Pursuant to the Separation and Distribution Agreement and certain other agreements between AFC and us, each party agreed to indemnify the other for certain liabilities. Third parties could also seek to hold us responsible for any of the liabilities that AFC has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnities from AFC for our benefit may not be sufficient to protect us against the full amount of such liabilities, and AFC may not be able to fully satisfy its indemnification obligations.
Moreover, even if we ultimately succeed in recovering from AFC any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.
The terms we received in our agreements with AFC and its subsidiaries involve potential conflicts of interest and could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.
The agreements we entered into with AFC in connection with the Spin-Off were prepared in the context of the Spin-Off while we were still a wholly-owned subsidiary of AFC. Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent Board of Directors or a management team that was independent of AFC. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. For example, the allocation of assets, liabilities, rights, indemnification and other obligations between AFC and us under the Separation and Distribution Agreement may have been different if agreed to by two unaffiliated parties.
Some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in AFC.
Because of their current or former positions with AFC, following the Spin-Off, some of our directors and executive officers may own shares of AFC common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for AFC or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between AFC and us regarding the terms of the agreements governing the Spin-Off and the relationship thereafter between the companies.
Risks Related to Our Organization and Structure
Provisions in our charter (our “Charter”) and our bylaws (our “Bylaws”) may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.
Our Charter and our Bylaws contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our Charter and Bylaws include, among others, provisions that:
•authorize our Board, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of shares of our preferred stock, par value $0.01 per share (“preferred stock”), debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our Board in its sole discretion may determine;
•authorize “blank check” preferred stock, which could be issued by our Board without shareholder approval, subject to certain specified limitations, and may contain voting, liquidation, dividend and other rights senior to our common stock;

•establish a classified Board such that not all members of the Board are elected at each annual meeting of shareholders, which may delay the ability of our shareholders to change the membership of a majority of our Board;
•specify that only our Board, the chairman of our Board, our chief executive officer or president or, upon the written request of shareholders entitled to cast not less than a majority of the votes entitled to be cast, our secretary can call special meetings of our shareholders;
•establish advance notice procedures for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of individuals for election to our Board;
•provide that a majority of directors then in office, even though less than a quorum, may fill any vacancy on our Board, whether resulting from an increase in the number of directors or otherwise, and that any director elected to fill such vacancy shall serve for the remainder of the full term of the class to which such director was elected and until his or her successor is duly elected and qualifies;
•specify that no shareholder is permitted to cumulate votes at any election of directors;
•provide our Board the exclusive power to adopt, alter or repeal any provision of our Bylaws and to make new Bylaws; and
•require supermajority votes of the holders of our common stock to amend specified provisions of our Charter.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.
Any provision of our Charter or Bylaws that has the effect of delaying or deterring a change in control could limit your opportunity to receive a premium for your shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our Charter and Bylaws described above.
Our authorized but unissued shares of common stock and preferred stock may prevent a change in control of our Company.
The Charter authorizes us to issue shares of our common stock and our preferred stock without shareholder approval, subject to certain specified limitations. In addition, subject to certain voting rights specifically provided in our Charter or by state statute, our Board may, without shareholder approval, amend the Charter from time to time to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of our common stock and our preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our Board may, subject to certain specified limitations, establish a class or series of shares of our common stock and our preferred stock that could delay or prevent a merger, third-party tender offer, change of control or similar transaction or a change in incumbent management that might involve a premium price for shares of our common stock or otherwise be in the best interests of our shareholders.
The Maryland General Corporation Law prohibits certain business combinations, which may make it more difficult for us to be acquired.
We are a Maryland corporation and subject to the Maryland General Corporation Law (“MGCL”). Under the MGCL, “business combinations” between a Maryland corporation and an “interested shareholder” or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as: (a) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the then-outstanding voting stock of a corporation; or (b) an affiliate or associate of a corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding stock of such corporation.
A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the expiration of the five-year period described above, any business combination between a Maryland corporation and an interested shareholder must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least:
•80% of the votes entitled to be cast by holders of the then-outstanding shares of voting stock of such corporation; and
•two-thirds of the votes entitled to be cast by holders of voting stock of such corporation, other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected, or held by an affiliate or associate of the interested shareholder.
These supermajority vote requirements do not apply if the corporation’s common shareholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares. The MGCL also permits various exemptions from these provisions, including business combinations that are exempted by the board of directors before the time that the interested shareholder becomes an interested shareholder.
Pursuant to the statute, our Board has adopted a resolution exempting any business combination with Leonard M. Tannenbaum, or any of his affiliates. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and Leonard M. Tannenbaum or any of his affiliates. As a result, Leonard M. Tannenbaum or any of his affiliates may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of our Company and increase the difficulty of consummating any offer.
In addition, under the MGCL, holders of our “control shares” (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares”) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares. Our Bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our capital stock. There can be no assurance that this exemption will not be amended or eliminated at any time in the future.
The Charter contains provisions that make removal of our directors difficult, which could make it difficult for our shareholders to effect changes to management.
The Charter provides that a director may only be removed for cause upon the affirmative vote of holders of a majority of the votes entitled to be cast generally in the election of directors. This requirement makes it more difficult to change our management by removing and replacing directors and may prevent a change of control that is in the best interests of our shareholders.
Our Bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders and provide that claims relating to causes of action under the Securities Act may only be brought in federal district courts, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees, if any, and could discourage lawsuits against us and our directors, officers and employees, if any.
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our shareholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our Charter or Bylaws or (e) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act.
These exclusive forum provisions may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors, officers, or employees, if any, which may discourage such lawsuits against us and our directors, officers, and employees, if any. Alternatively, if a court were to find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and operating results. For example, under Section 22 of the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce our exclusive forum provisions. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.
Ownership limitations contained in the Charter may restrict change of control or business combination opportunities in which our shareholders might receive a premium for their shares.
In order for us to qualify as a REIT, for each taxable year after our first REIT taxable year, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any taxable year (other than the first year for which an election to be a REIT has been made). “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. To preserve our REIT qualification, the Charter includes ownership limits based on the value and number of outstanding shares of our capital stock. Subject to certain exceptions, (i) no person, other than a Qualified Institutional Investor (as defined in our Charter) or an Excepted Holder (as defined in our charter), shall beneficially own or constructively own shares of our capital stock in excess of the aggregate stock ownership limit set forth in our Charter, (ii) no Qualified Institutional Investor, other than an Excepted Holder, shall beneficially own or constructively own shares of our capital stock in excess of the aggregate stock ownership limit applicable to Qualified Institutional Investor as set forth in our Charter and (iii) no Excepted Holder shall beneficially own or constructively own shares of our capital stock in excess of the stock ownership limit applicable to such Excepted Holder. Leonard M. Tannenbaum is an Excepted Holder and may maintain an equity interest up to 29.9% in value or number of shares, whichever is more restrictive, of our Company. These ownership limitations could have the effect of discouraging a takeover or other transaction in which our shareholders might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.
Maintenance of our exemption from registration under the Investment Company Act may impose significant limits on our operations. Your investment return in our common stock may be reduced if we are required to register as an investment company under the Investment Company Act.
We intend to conduct our operations so that we will be exempt from the provisions of the Investment Company Act pursuant to an exemption contained in 3(c)(5) thereunder. The Investment Company Act provides certain protection to investors and imposes certain restrictions on registered investment companies (including, for example, limitations on the ability of registered investment companies to incur leverage), none of which will be applicable to us.
The exemption contained in 3(c)(5)(C) is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires that at least 55% of an entity’s portfolio must be comprised of qualifying assets and at least another 25% of the portfolio must be comprised of real estate-related assets under the Investment Company Act (and no more than 20% comprised of non-qualifying or non-real assets). “Qualifying assets” for this purpose include, for example, certain mortgage loans, certain B-Notes and certain mezzanine loans that satisfy various conditions as interpreted by the SEC staff in various no-action letters and other SEC interpretive guidance). Investments that do not satisfy the “qualifying asset” conditions set forth in the relevant SEC staff no-action letters and other guidance, may be classified as real estate-related or non-real estate-related assets, depending upon applicable SEC guidance, if any. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage loans, participations in mortgage loans, mortgage-backed securities, mezzanine loans, joint venture investments, preferred equity and the equity securities of other entities may not constitute qualifying assets and therefore our investments in these types of assets may be limited.
We classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. These no-action positions are based on specific factual situations that may be substantially or entirely different from the factual situations we may face and a number of these no-action positions were issued more than twenty years ago. There may be no guidance from the SEC or its staff that applies directly to our factual situations and as a result we may have to apply SEC staff guidance that relates to other factual situations by analogy. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to reclassify our assets, we may no longer be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.
As a consequence of seeking to maintain an exemption from registration under the Investment Company Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments. In particular, a change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the applicable exemption under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain which could result in higher costs or lower proceeds to us than we would have paid or received if we were not seeking to comply with such requirements. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy. Thus, maintaining our exemption from registration under the Investment Company Act may hinder our ability to operate solely on the basis of maximizing profits.
A failure by us to maintain this exemption would require us to significantly restructure our investment strategy in a manner that would be less advantageous to us than would be the case in the absence of such requirements. For example, because affiliate transactions are generally prohibited under the Investment Company Act, we would not be able to enter into transactions with any of our affiliates if we are required to register as an investment company, which could have a material adverse effect on our ability to operate the business and pay distributions. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of such entity and liquidate its business.
Rapid and steep declines in the values of our commercial real estate-related investments may make it more difficult for us to maintain our qualification as a REIT or exemption from the Investment Company Act.
If the market value or income potential of commercial real estate-related investments declines as a result of increased interest rates or other factors, we may need to increase our commercial real estate loans and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exemption from the Investment Company Act. If the decline in commercial real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.
Our rights and the rights of our shareholders to recover on claims against our directors and officers are limited, which could reduce our and our shareholders’ recovery against them if they negligently cause us to incur losses.
The MGCL provides that a director has no liability in such capacity if the director performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. A director who performs his or her duties in accordance with the foregoing standards should not be liable to us or any other person for failure to discharge his or her obligations as a director.

The Charter permits us, and the Bylaws require us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable costs, fees and expenses in advance of final disposition of a proceeding to any individual who is a present or former director or officer and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or any individual who, while a director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. With the approval of our Board, we may provide such indemnification and advance for expenses to any individual who served a predecessor of our Company in any of the capacities described above and any employee or agent of our Company or a predecessor of our Company, including our Manager and its affiliates. In addition to the indemnification provided by the Charter and Bylaws, we have entered into indemnification agreements to indemnify, and advance certain fees, costs and expenses to, our directors and officers, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements.
While we do not currently do so, we are permitted, to the fullest extent permitted by law, to purchase and maintain insurance on behalf of any of our directors, officers, employees and agents, including our Manager and its affiliates, against any liability asserted against such person. Alternatively, we may in the future establish a sinking fund to contribute a specified amount of cash on a monthly basis towards insuring such persons against liability. Any such insurance or sinking fund may result in us having to expend significant funds, which will reduce the available cash for distribution to our shareholders. Additionally, while we do not have directors and officers insurance, regardless of whether we have a sinking fund, we may also have to expend significant funds to cover our commitments to indemnify our directors and officers.
Risks Related to Our Relationship with our Manager and its Affiliates
Our future success depends on our Manager and its key personnel and investment professionals. We may not find a suitable replacement for our Manager if the Management Agreement is terminated or if such key personnel or investment professionals leave the employment of our Manager or its affiliates or otherwise become unavailable to us.
We rely on the resources of our Manager to manage our day-to-day operations, as we do not separately employ any personnel. We rely completely on our Manager to provide us with investment advisory services and general management services. All of our executive officers also serve as officers or employees of our Manager or its affiliates. Our Manager has significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success depends to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the officers, key personnel and investment professionals of our Manager and its affiliates as well as the information and deal flow generated by such individuals. The officers, key personnel and investment professionals of our Manager and its affiliates source, evaluate, negotiate, close and monitor our loans; therefore, our success depends on their continued service. The departure of any of the officers, key personnel and investment professionals of our Manager or its affiliates could have a material adverse effect on our business.
Our Manager is not obligated to dedicate any specific personnel exclusively to us. None of our officers are obligated to dedicate any specific portion of their time to our business. Each of them may have significant responsibilities for other investment vehicles managed by affiliates of our Manager. As a result, these individuals may not always be able to devote sufficient time to the management of our business. Further, when there are turbulent conditions in the commercial real estate markets or distress in the credit markets, the attention of our Manager’s personnel and our executive officers and the resources of our Manager may also be required by other investment vehicles managed by affiliates of our Manager.
Our Manager has entered into the Administrative Services Agreement with TCG Services and Services Agreement with SRT Group pursuant to which our Manager relies on the resources of such affiliates to support our operations. We can give no assurances that these affiliates will be able to perform their obligations to our Manager under any such services agreement that is ultimately entered into. This could, in turn, have a material adverse effect on our business, financial condition and results of operations, and our ability to pay dividends to our shareholders.

In addition, we offer no assurance that our Manager will remain our manager or that we will continue to have access to our Manager’s and its affiliates’ officers, key personnel and investment professionals due to the termination of the Management Agreement, our Manager being acquired, our Manager being internalized by another client of our Manager, or due to other circumstances. Currently, we are managed by our Board and its officers and by our Manager, as provided for under the Management Agreement. The current term of the Management Agreement will expire on February 22, 2027, and will be automatically renewed for one-year terms thereafter unless otherwise terminated. Furthermore, our Manager may decline to renew the Management Agreement with 180 days’ written notice prior to the expiration of the renewal term. If the Management Agreement is terminated and we are unable to find a suitable replacement for our Manager, we may not be able to execute our investment strategy.
Our growth depends on the ability of our Manager to make loans on favorable terms that satisfy our investment strategy and otherwise generate attractive risk-adjusted returns initially and consistently from time to time.
Our ability to achieve our investment objectives depends on our ability to grow, which depends, in turn, on the management and investment teams of our Manager and their ability to identify and to make loans on favorable terms in accordance with our investment strategy as well as on our access to financing on acceptable terms. The demands on the time of the professional staff of our Manager and its affiliates will increase as our portfolio grows and the management of our Existing Portfolio may divert our Manager’s attention from future potential loans or otherwise slow our rate of investment. Our Manager may be unable to successfully and efficiently integrate new loans into our Existing Portfolio or otherwise effectively manage our assets or our future growth effectively. We cannot assure you that our Manager or its affiliates will be able to hire, train, supervise, manage and retain new officers and employees to manage future growth effectively, and any such failure could have a material adverse effect on our business. The failure to consummate loans on advantageous terms without substantial expense or delay would impede our growth, would negatively affect our results of operations and our ability to generate cash flow and make distributions to our shareholders, and could cause the value of our common stock to decline.
There are various conflicts of interest in our relationship with our Manager that could result in decisions that are not in the best interests of our shareholders.
We are subject to conflicts of interest arising out of our relationship with our Manager and its affiliates as part of being on the TCG platform. We are managed by our Manager and our executive officers are employees of our Manager or one or more of its affiliates, which are affiliated with TCG. Additionally, our executive officers, including many of our employees, may be employed by or operate other investment vehicles. There is no guarantee that the policies and procedures adopted by us, the terms and conditions of the Management Agreement or the policies and procedures adopted by our Manager and its affiliates, will enable us to identify, adequately address or mitigate these conflicts of interest.
Some examples of conflicts of interest that may arise by virtue of our relationship with our Manager include:
Manager’s advisory activities. Our Manager and its affiliates may sponsor or manage other investment vehicles that have investment objectives that compete or overlap with, and may from time to time invest in, our target asset classes. Currently, an affiliate of our Manager sponsors and manages Southern Realty Trust Inc. (“SRT”), a private vehicle which is a part of the TCG platform and that intends to elect to be treated as a REIT, with an investment strategy to provide capital solutions, including loans, to CRE markets in the Southern U.S., similar to SUNS. As of September 30, 2024, SRT’s portfolio of loans had an aggregate outstanding principal of approximately $105 million and SRT’s shareholders’ equity was approximately $114 million. Consequently, we, on the one hand, and these other investment vehicles, including SRT, on the other hand, may from time to time pursue the same or similar loan opportunities. To the extent such other investment vehicles seek to acquire the same target assets as us, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. Our Manager or its affiliates may also give advice to such other investment vehicles that may differ from the advice given to us even though their investment objectives may be the same or similar to ours. In addition to being led by Brian Sedrish, our Chief Executive Officer, SRT is managed by an affiliate of Mr. and Mrs. Tannenbaum and Mr. Sedrish. Additionally, our investment committee and the investment committee of SRT both include Mr. Tannenbaum and Mr. Sedrish. As a result, we and our Manager must dedicate a high level of attention to minimizing potential conflicts and other potential issues with respect to the selection of our investments. As described below, we have developed a robust allocation policy designed to address these potential issues.

Allocation of loans. Our Manager and its affiliates endeavor to allocate loan opportunities in a fair and equitable manner, subject to their internal policies. The internal policies of our Manager and its affiliates, which may be amended without our consent, are intended to enable us to share equitably with any other investment vehicles that are managed by our Manager or affiliates of our Manager, such as SRT. These policies may and are expected to change and be updated from time to time, for example, to reflect the ongoing experience of our Manager and its affiliates with respect to allocation matters, changes in circumstances, such as changes in relevant market conditions, certain regulatory considerations, and the acceptance of additional clients by our Manager and its affiliates. In general, loan opportunities are allocated taking into consideration various factors, including, among others, the relevant investment vehicles’ available capital, their investment objectives or strategies, their risk profiles and their existing or prior positions in a borrower or particular loan, their potential conflicts of interest, the nature of the opportunity and market conditions, certain regulatory considerations, the rotation of loan opportunities and any other considerations deemed relevant by our Manager and its affiliates. Nevertheless, it is possible that we may not be given the opportunity to participate in certain loans made by investment vehicles managed by our Manager or affiliates of our Manager. In addition, there may be conflicts in the allocation of loan opportunities among us and the investment vehicles managed by our Manager or affiliates of our Manager.
The allocation policy of our Manager addresses the allocation of investment and disposition opportunities among SUNS and other clients which may include, among others, private funds, REITs, separately managed accounts, collateralized loan obligation issuers and small business investment companies and entities regulated under the Investment Company Act (collectively, the “Funds”) advised by our Manager or its affiliates. The policy recognizes that because of commonality and/or overlap of investment objectives and policies among the Funds, investment and/or disposition opportunities that are attractive to SUNS may be attractive to one or more other Funds. Under the allocation policy, which applies to investment advisers affiliated with our Manager, each Fund’s investment committee is responsible for evaluating whether a particular investment opportunity is appropriate at that time for such Fund. If a Fund’s investment committee determines that such investment opportunity is appropriate for such Fund, the investment committee is then responsible for determining the appropriate size of the opportunity to be pursued for such Fund. In making this two-part assessment, the investment committee may consider a variety of factors, including without limitation (i) compliance with governing documents, (ii) compliance with applicable regulations, such as the Investment Company Act and REIT compliance, and (iii) portfolio management considerations, including available capital; investment strategies and objectives; liquidity objectives and constraints; hold size target ranges; tax considerations; applicable regulatory restrictions; risk profile, asset class, geographic location and other diversification and investment concentration parameters; the characteristics of the investment (including the expected return, type of investment, seniority in the capital structure, and call and put features); target returns; and supply or demand for an investment at a given price level, among other considerations.
If multiple Funds determine that an investment is appropriate for each such Fund, such Fund shall be allocated the amount of the investment that it is seeking, as determined by the criteria set forth above. If in such circumstances it is not possible to fully satisfy the size of the investment sought by all such Funds, the opportunity will generally be allocated pro rata in proportion to the level of investment originally sought on behalf of such Fund. Our Manager will conduct ongoing monitoring for compliance with such policy.
Co-investments. Other investment vehicles managed by our Manager or affiliates of our Manager co-invest with us or hold positions in loans where we have also invested, including by means of splitting commitments, participating in loans or other means of syndicating loans. Such loans raise potential conflicts of interest between us and such other investment vehicles. To the extent such investment vehicles seek to acquire the same target assets as us, subject to the internal policies of our Manager and its affiliates described above, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. In such circumstances, the size of the investment opportunity in loans otherwise available to us may be less than it would otherwise have been, and we may participate in such opportunities on different and potentially less favorable economic terms than such other parties if our Manager deems such participation as being otherwise in our best interests. Furthermore, when such other investment vehicles have interests or requirements that do not align with our interests, including differing liquidity needs or desired investment horizons, conflicts may arise in the manner in which any voting or control rights are exercised with respect to the relevant borrower, potentially resulting in an adverse impact on us. If we participate in a co-investment with an investment vehicle managed by our Manager or an affiliate of our Manager and such vehicle fails to fund a future advance on a loan, we may be required to, or we may elect to, cover such advance and invest additional funds. In addition, if we and such other investment vehicles invest in different classes or types of debt, equity or other investments relating to the same borrower, actions may be taken by such other investment vehicles that are adverse to our interests, including, but not limited to, during a work-out, restructuring or insolvency proceeding or similar matter occurring with respect to such loan. Subject to applicable internal policies of our Manager and its affiliates, our Manager and/or its affiliates may also from time to time serve as administrative agent to all lenders of such co-invested loans. In such a case, there may arise potential conflicts of interest between us, such other investment vehicles and/or such affiliated administrative agent.
Investments into investment vehicles managed by our Manager or affiliates of our Manager and their borrowers. We may invest in, acquire, sell assets to or provide financing to investment vehicles managed by our Manager or affiliates of our Manager and their borrowers or purchase assets from, sell assets to, or arrange financing from any such investment vehicles and their borrowers. Any such transactions will require approval by a majority of our independent directors. There can be no assurance that any procedural protections will be sufficient to ensure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm’s-length transaction.
Fees and expenses. We will be responsible for certain fees and expenses as determined by our Manager, including due diligence costs, legal, accounting and financial advisor fees and related costs, incurred in connection with evaluating and consummating loan opportunities, regardless of whether such loans are ultimately consummated by the parties thereto.
The ability of our Manager and its officers and employees to engage in other business activities may reduce the time our Manager spends managing our business and may result in certain conflicts of interest.
Certain of our officers and directors and the officers and other personnel of our Manager also serve or may serve as officers, directors or partners of certain affiliates of our Manager, as well as investment vehicles sponsored by such affiliates, including investment vehicles or managed accounts not yet established, whether managed or sponsored by affiliates or our Manager. For example, our Chief Executive Officer, Brian Sedrish also serves as Chief Executive Officer of SRT, and is expected to be the Chief Executive Officer for other entities focused on CRE that are affiliated with our Manager. Additionally, our Chief Financial Officer and Treasurer, Brandon Hetzel also serves as the Chief Financial Officer and Treasurer of AFC and other entities affiliated with our Manager. Accordingly, the ability of our Manager and its officers and employees to engage in other business activities may reduce the time our Manager spends managing our business. These activities could be viewed as creating a conflict of interest insofar as the time and effort of the professional staff of our Manager and its officers and employees will not be devoted exclusively to our business; instead it will be allocated between our business and the management of these other investment vehicles.
In the course of our investing activities, we will pay Base Management Fees to our Manager and will reimburse our Manager for certain expenses it incurs. As a result, investors in our common stock will invest on a “gross” basis and receive any distributions on a “net” basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct loans. As a result of this arrangement, our Manager’s interests may be less aligned with our interests.
Our Management Agreement with our Manager was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party, and the manner of determining the Base Management Fees may not provide sufficient incentive to our Manager to maximize risk-adjusted returns for our portfolio since it is based on the book value of our equity per annum and not on our performance.
We rely completely on our Manager to provide us with investment advisory services and general management services. Our executive officers also serve as officers or employees of our Manager or its affiliates. Our Management Agreement was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. Our Management Agreement with our Manager became effective concurrently with the completion of the Spin-Off.
We pay our Manager substantial Base Management Fees regardless of the performance of our portfolio. Pursuant to the terms of our Management Agreement, our Manager receives Base Management Fees that are calculated and payable quarterly in arrears in cash, in an amount equal to 0.375% of our Equity (as defined below), subject to certain adjustments, less 50% of the aggregate amount of any Outside Fees, including any agency fees relating to our loans, but excluding the Incentive Compensation and any diligence fees paid to and earned by our Manager and paid by third parties in connection with our Manager’s due diligence of potential loans. Such Base Management Fees are calculated and payable quarterly in arrears in cash, subject to certain adjustments. Our Manager’s entitlement to the Base Management Fees, which are not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking loans that provide attractive risk-adjusted returns for our portfolio. Further, the Base Management Fee structure gives our Manager the incentive to maximize the book value of our equity raised by the issuance of new equity securities or the retention of existing equity value, regardless of the effect of these actions on existing shareholders. In other words, the Base Management Fee structure rewards our Manager primarily based on the size of our equity raised and not necessarily on our financial returns to shareholders. This in turn could hurt both our ability to make distributions to our shareholders and the market price of our common stock.
The initial term of our Management Agreement will expire on February 22, 2027, and will be automatically renewed for one-year terms thereafter unless otherwise terminated. Furthermore, our Manager may decline to renew either Management Agreement with 180 days’ written notice prior to the expiration of the renewal term. If our Management Agreement is terminated and we are unable to find a suitable replacement for our Manager, we may not be able to continue to execute our investment strategy.
Terminating our Management Agreement for unsatisfactory performance of our Manager or electing not to renew the Management Agreement may be difficult and terminating our Management Agreement in certain circumstances requires payment of a substantial termination fee.
Terminating our Management Agreement without cause is difficult and costly. Our independent directors and the Audit and Valuation Committee of our Board will review our Manager’s performance and the applicable Base Management Fees and Incentive Compensation at least annually. Upon 180 days’ written notice prior to the expiration of any renewal term, our Management Agreement may be terminated upon the affirmative vote of at least two-thirds of our independent directors, based upon unsatisfactory performance by our Manager that is materially detrimental to us. The Management Agreement provides that upon any termination as described in the foregoing, we will pay our Manager a Termination Fee equal to three times the sum of the annual Base Management Fees and annual Incentive Compensation received from us during the 12-month period immediately preceding the most recently completed fiscal quarter prior to such termination. This provision increases the cost to us of terminating the Management Agreement and adversely affects our ability to terminate our Manager without cause.
Even if we terminate our Management Agreement for cause, we may be required to continue to retain our Manager for 30 days following the occurrence of events giving rise to a for-cause termination.
While we have the right to terminate our Management Agreement for cause without paying a Termination Fee, we must provide 30 days’ notice to our Manager in advance of any such termination, including in the event of our Manager’s fraud, misappropriation of funds, embezzlement or bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties. As a result, we would be forced to continue to pay our Manager during such 30-day period and we may not be able to find a suitable replacement for our Manager during this period or, if we were able to find a suitable replacement, we may be required to compensate the new manager while continuing to pay our terminated Manager during this 30-day period (or such longer period in the case of potential remedy or cure), unless our Manager waives the notice requirement. This could have an adverse effect on our business and operations, which could adversely affect our operating results and our ability to make distributions to our shareholders.
The Incentive Compensation payable to our Manager under the Management Agreement may cause our Manager to select riskier loans to increase its Incentive Compensation.
In addition to the Base Management Fees, our Manager is entitled to receive Incentive Compensation under our Management Agreement. Under our Management Agreement, we pay Incentive Compensation to our Manager based upon our achievement of targeted levels of Core Earnings. “Core Earnings” is generally defined in our Management Agreement as, for a given period, the net income (loss) computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) the Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains, losses or other non-cash items recorded in net income (loss) for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income (loss); provided that Core Earnings does not exclude, in the case of loans with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash, and (v) one-time events pursuant to changes in

GAAP and certain non-cash charges after discussions between our Manager and our independent directors and after approval by a majority of such independent directors.
In evaluating loans and other management strategies, the opportunity to earn Incentive Compensation based on Core Earnings and realized profits, as applicable, may lead our Manager to place undue emphasis on the maximization of Core Earnings and realized profits at the expense of other criteria, such as preservation of capital, in order to achieve higher Incentive Compensation. Loans with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our portfolio.
Our Manager manages our portfolio in accordance with very broad investment guidelines and our Board does not approve each loan and financing decision made by our Manager, which may result in us making riskier loans than those currently comprising our Existing Portfolio.
While our Board periodically reviews our portfolios, it does not review all proposed investments. In addition, in conducting periodic reviews, such directors may rely primarily on information provided to them by our Manager. Our Investment Guidelines may be changed from time to time upon recommendation by our Manager and approval by a majority of our Board (which must include a majority of the independent directors of our Board) and our Manager. Furthermore, our Manager may use complex strategies and enter into loans that may be difficult or impossible to unwind by the time they are reviewed by our Board. Our Manager has great latitude in determining the types of loans that are proper for us, which could result in loan returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. In addition, our Manager is not subject to any limits or proportions with respect to the mix of target investments that we make or that we may in the future acquire other than as necessary to maintain our exemption from registration under the Investment Company Act and our qualification as a REIT. Decisions made and loans entered into by our Manager may not fully reflect your best interests.
Our Manager may change its investment process, or elect not to follow it, without the consent of our shareholders and at any time, which may adversely affect our loans.
Our Manager may change its investment process without the consent of our shareholders and at any time. In addition, there can be no assurance that our Manager will follow its investment process in relation to the identification and underwriting of prospective loans. Changes in our Manager’s investment process may result in inferior, among other things, due diligence and underwriting standards, which may adversely affect the performance of our portfolio.
We do not have a policy that expressly prohibits our directors, managers, officers, shareholders or affiliates, as applicable, from engaging for their own account in business activities of the types conducted by us.
We do not have a policy that expressly prohibits our directors, officers, shareholders or affiliates from engaging for their own account in business activities of the types conducted by us. For example, certain of our officers and directors and employees of our Manager also have a relationship with our borrowers or other clients as part of their outside business activities. In addition, our Management Agreement has limited restrictions on our Manager’s and its affiliates’ respective ability to engage in additional management or loan opportunities, which could result in our Manager or its affiliates engaging in management and investment activities that compete with us, and our conflict of interest policies acknowledge that such activities shall not be deemed a conflict of interest.
Our Manager is subject to extensive regulation as an investment adviser, which could adversely affect its ability to manage our business.
Our Manager is an investment adviser under the Advisers Act. As a result, our Manager and its affiliates, as applicable, are subject to regulation as an investment adviser by various regulatory authorities that are charged with protecting the interests of its clients. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the United States Government and regulators to increase the rules and regulations governing, and oversight of, the United States financial system. This activity resulted in changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. Our Manager could be subject to civil liability, criminal liability, or sanction, including revocation of its registration as an investment adviser (if relevant), revocation of the licenses of its employees, censures, fines, or temporary suspension or permanent bar from conducting business, if it is found to have violated any of these laws or regulations. Any such liability or sanction could adversely affect the ability of our Manager and any of its applicable affiliates to manage their respective business. Additionally, our Manager and any of its applicable affiliates must continually address conflicts between their respective interests and those of their respective clients, including us. In addition, the SEC and other regulators have increased their scrutiny of potential conflicts of interest. Our Manager has procedures and controls that we believe are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and difficult and if our Manager or any of its applicable affiliates fail, or appears to fail, to deal appropriately with conflicts of interest, such entity could face litigation or regulatory proceedings or penalties, any of which could adversely affect such entity’s ability to manage our business.
While we believe that we benefit from our Manager’s key personnel and investment professionals expertise and experience, (i) we may not replicate the historical performance of our Manager’s key personnel and investment professionals or that of our Manager’s affiliates, (ii) we and our Manager have not previously managed a REIT vehicle or any investment vehicle focused solely on providing loans for commercial real estate industry operators and (iii) we can provide no assurance that, in certain circumstances, their prior experience will not cause reputational harm for us.
We believe that we benefit from the extensive and diverse expertise and significant financing industry experience of the key personnel and investment professionals of our Manager and its affiliates. However, investors should understand that we and our Manager are recently formed entities that have limited prior operating history upon which to evaluate our and our Manager’s likely performance and we and our Manager have not previously managed a REIT vehicle or any investment vehicle focused solely on providing loans for commercial real estate industry operators.
Additionally, in connection with their prior experience, certain of our Manager’s key personnel and its affiliates and our officers and directors have been named defendants in litigation or other legal proceedings involving their managed entities. For example, in 2015, Fifth Street Finance Corporation (“FSC”) and Fifth Street Asset Management (“Fifth Street”) and certain officers and directors of FSC and Fifth Street, including Mr. Tannenbaum and Alexander Frank, one of our directors, were named as defendants in actions alleging violations of Sections 10(b) and 20(a) of the Exchange Act regarding statements about the value of FSC’s assets and Fifth Street and certain officers and directors, including Mr. Tannenbaum and Mr. Frank, were named as defendants in actions alleging that the defendants breached their fiduciary duties by causing FSC to enter into an unfair Investment Advisory Agreement with Fifth Street and engaging in a scheme designed to artificially inflate FSC’s assets. In addition, in 2018, Fifth Street Management, LLC (“FSM”), during a time in which Mr. Tannenbaum was an affiliate, was subject to a cease and desist order from the SEC (the “Order”) relating to allegations of improper allocation of expenses to clients and failures relating to its review of a client’s valuation model. The Order was limited to FSM and no individual or FSM affiliated entity was subject to the Order at any time. Additionally, each of these matters have been resolved with no admission of wrongdoing by any party and the dismissals of all claims against each of the named individuals but we cannot provide assurance that these prior legal proceedings or future legal proceedings involving us, our Manager, our Manager’s key personnel or investment professionals or its affiliates or our officers or directors will not cause reputational harm for us.
In addition to other analytical tools, our Manager may utilize financial models to evaluate loan opportunities, the accuracy and effectiveness of which cannot be guaranteed.
In addition to other analytical tools, our Manager may utilize financial models to evaluate loan opportunities, the accuracy and effectiveness of which cannot be guaranteed. In all cases, financial models are only estimates of future results which are based upon assumptions made at the time that the projections are developed. There can be no assurance that our Manager’s projected results will be attained and actual results may vary significantly from the projections. General economic and industry-specific conditions, which are not predictable, can have an adverse impact on the reliability of projections.

Our Manager’s and its affiliates’ liability is limited under the Management Agreement, and we have agreed to indemnify our Manager against certain liabilities. As a result, we could experience poor performance or losses for which our Manager and its affiliates would not be liable.
Pursuant to the Management Agreement, our Manager does not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our Board in following or declining to follow its advice or recommendations. Under the terms of the Management Agreement, our Manager, its affiliates, and any of their respective members, shareholders, managers, partners, trustees, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Manager (collectively, the “Manager Parties”) will not be liable to us for acts or omissions performed in accordance with and pursuant to the Management Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the relevant Management Agreement. In addition, we have agreed to indemnify the Manager Parties with respect to all losses, damages, liabilities, demands, charges and claims of any nature whatsoever, and any and all expenses, costs and fees related thereto, arising from acts or omissions of the Manager Parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Management Agreement. We have also entered into indemnification agreements with the members of the Investment Committee of our Manager to indemnify and advance certain fees, costs and expenses to such individuals, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements. These protections may lead our Manager to act in a riskier manner when acting on our behalf than it would when acting for its own account.
Risks Related to Our Taxation as a REIT
Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders.
We intend to operate in a manner so as to qualify as a REIT. We believe that our organization and current and proposed method of operation will enable us to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code, and regulations promulgated by the U.S. Treasury Department thereunder (“Treasury Regulations”) as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may significantly change the U.S. tax laws or the application of the U.S. tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.
If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:
•we would not be allowed a deduction for distributions paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
•we could be subject to increased state and local taxes; and
•unless we are entitled to relief under statutory provisions, we would not be able to re-elect to be taxed as a REIT for four taxable years following the year in which we were disqualified.
In addition, if we fail to qualify as a REIT, we will no longer be required to make the distributions necessary to remain qualified as a REIT. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it could adversely affect the value of our common stock.
Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.
Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, in order to meet the REIT qualification requirements or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold certain assets through one or more to-be-formed taxable REIT subsidiaries that will be subject to corporate-level income tax at regular rates. In addition, if we lend money to a taxable REIT subsidiary (including loans to partnerships or limited liability companies in which a taxable REIT subsidiary owns an interest), the taxable REIT subsidiary may be unable to deduct all or a portion of the interest paid to us, which could result in an increased corporate-level tax liability. Any of these taxes would decrease cash available for distribution to our shareholders.
REIT distribution requirements could adversely affect our ability to execute our business plan and liquidity and may force us to borrow funds during unfavorable market conditions.
In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash to satisfy our REIT distribution requirements, even though attractive lending opportunities may otherwise be available. To qualify as a REIT, we must distribute to our shareholders at least 90% of our net taxable income each year, without regard to the deduction for dividends paid and excluding capital gains and certain non-cash income. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our taxable income, including any net capital gain. We intend to make distributions to our shareholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments.
The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our equity. In such cases, our shareholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable stock distributions is not entirely clear, and it is possible the taxable stock distribution will not count towards our distribution requirement, in which case adverse consequences could apply.
Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive loans.
To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets and the amounts we distribute to our shareholders. In order to meet these tests, we may be required to forego loans that we might otherwise make or liquidate loans we might otherwise continue to hold. Thus, compliance with the REIT requirements may hinder our performance by limiting our ability to make and/or maintain ownership of certain otherwise attractive loans.
Temporary investment of available capital in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset qualifications, but only during the one-year period beginning on the date we receive such capital. If we are unable to invest a sufficient amount of such capital in qualifying commercial real estate assets within such one-year period, we could fail to satisfy the gross income tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy such income test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT.
The tax on prohibited transactions will limit our ability to engage in certain loans involving the sale or other disposition of property or that would otherwise subject us to a 100% penalty tax.
A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business. Although we do not intend to hold a significant amount of assets as inventory or primarily for sale to customers in the ordinary course of our business, the characterization of an asset sale as a prohibited transaction depends on the particular facts and circumstances. The Code provides a safe harbor that, if met, allows a REIT to avoid being treated as engaged in a prohibited transaction. We may sell certain assets in transactions that do not meet all of the requirements of such safe harbor if we believe the transaction would nevertheless not be a prohibited transaction based on an analysis of all of the relevant facts and circumstances. If the IRS were to successfully argue that such a sale was in fact a prohibited transaction, we would be subject to a 100% penalty tax on the net gain with respect to such sale. In addition, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales, even though the sales might otherwise be beneficial to us.
Legislative, regulatory or administrative tax changes related to REITs could materially and adversely affect our business.
At any time, the U.S. federal income tax laws or Treasury Regulations governing REITs, or the administrative interpretations of those laws or regulations, may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.
Dividends payable by REITs generally do not qualify for reduced tax rates applicable to qualified dividend income.
The maximum U.S. federal income tax rate for certain qualified dividends payable to individual U.S. Holders is 20%. Dividends payable by REITs, however, are generally not qualified dividends and therefore are not eligible for taxation at the reduced rates. However, to the extent such dividends are attributable to certain dividends that we receive from a taxable REIT subsidiary or to income from a prior year that was retained by us and subject to corporate tax, such dividends generally will be eligible for the reduced rates that apply to qualified dividend income. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our equity. However, for tax years beginning before January 1, 2026, U.S. Holders who are individuals, estates or trusts may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to qualified dividend income received by us, if any), which temporarily reduces the effective tax rate on these dividends to a maximum federal income tax rate of 29.6% for those years. If we fail to qualify as a REIT, such dividends will no longer be ordinary REIT dividends and shareholders may not claim this deduction with respect to dividends paid by us. Shareholders are urged to consult tax advisers regarding the effect of this change on the effective tax rate with respect to REIT dividends.
If we were considered to have actually or constructively paid a “preferential dividend” to certain of our shareholders, our status as a REIT could be adversely affected.
In order to qualify as a REIT, we must annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain and certain non-cash income. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends,” unless we are a “publicly offered REIT,” which we became upon the completion of the Spin-Off. A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS’s position regarding whether certain arrangements that REITs have with their shareholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment program inadvertently causing a greater than 5% discount on the price of such stock purchased). There is no de minimis exception with respect to preferential dividends.
The ability of our Board to revoke our REIT election without shareholder approval may cause adverse consequences to our shareholders.
The Charter provides that our Board may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if our Board determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income, and we generally would no longer be required to distribute any of our net taxable income to our shareholders, which may have adverse consequences on the total return to our shareholders.
Complying with REIT requirements may limit our ability to hedge our operational risks effectively and may cause us to incur tax liabilities.
The REIT provisions of the Code may limit our ability to hedge risks relating to our operations. Any income from a hedging transaction that we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made, if properly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests.
To the extent the business interest deductions of our subsidiaries, if any, are deferred or disallowed, our taxable income may exceed our cash available for distributions to shareholders.
Code Section 163(j) limits the deductibility of “business interest” for both individuals and corporations. Certain real property trades or businesses are permitted to elect out of this limitation, but we do not expect it to be available to us. To the extent our interest deductions or those of our subsidiaries, if any, are deferred or disallowed under Code Section 163(j) or any other provision of law, our taxable income may exceed our cash available for distribution to our shareholders. As a result, there is a risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized.
The “taxable mortgage pool” rules may increase the taxes that we or our shareholders may incur, and may limit the manner in which we effect future securitizations.
Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools, or TMPs, for U.S. federal income tax purposes. As a result, we could have “excess inclusion income.” Certain categories of shareholders, such as non-U.S. shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any excess inclusion income. In addition, to the extent that our common stock is owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business taxable income, or UBTI, we may incur a corporate level tax on a portion of any excess inclusion income. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.
Risks Related to this Offering and our Common Stock
If you purchase shares of our common stock in this offering, you will experience immediate dilution.
The offering price of the share of our common stock is expected to be higher than the projected net tangible book value per share of our common stock outstanding upon the completion of the offering. Accordingly, if you purchase shares of our common stock in this offering, you will experience immediate dilution in the net tangible book value per share of our common stock. This means that investors that purchase shares of our common stock in this offering will pay a price per share of our common stock that exceeds the per common share net tangible book value of our assets.

The market price for our common stock may be volatile, which could contribute to the loss of all or part of your investment.
The trading price of our common stock has been volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:
•our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;
•changes in governmental policies, regulations or laws;
•loss of a major funding source or inability to obtain new favorable funding sources in the future;
•equity issuances by us, or share resales by our shareholders, or the perception that such issuances or resales may occur;
•actual, anticipated or perceived accounting or internal control problems;
•publication of research reports about us or the commercial real estate industry;
•our value of the properties securing our loans;
•changes in market valuations of similar companies;
•adverse market reaction to any increased indebtedness we may incur in the future;
•additions to or departures of the executive officers or key personnel supporting or assisting us from our Manager or its affiliates, including our Manager’s investment professionals;
•speculation in the press or investment community about us or other similar companies;
•our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;
•increases in market interest rates, which may lead investors to demand a higher distribution yield for our common stock (if we have begun to make distributions to our shareholders) and which could cause the cost of our interest expenses on our debt to increase;
•failure to qualify or maintain our qualification as a REIT or exemption from the Investment Company Act;
•price and volume fluctuations in the stock market generally; and
•general market and economic conditions, including the state of the credit and capital markets.
Any of the factors listed above could materially adversely affect your investment in our common stock, and our common stock may trade at prices significantly below the public offering price, which could contribute to a loss of all or part of your investment. In such circumstances the trading price of our common stock may not recover and may experience a further decline.
In addition, broad market and industry factors could materially adversely affect the market price of our common stock, irrespective of our operating performance. The stock market in general, and Nasdaq and the market for REITs have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of ours, may not be predictable. A loss of investor confidence in the market for finance companies or the stocks of other companies which investors perceive to be similar to us, the opportunities in the finance market or the stock market in general, could depress our stock price regardless of our business, financial condition, results of operations or growth prospects.
The value of our equity securities could be materially and adversely affected by our level of cash distributions.
The value of the equity securities of a company whose principal business is similar to ours is based primarily upon investors’ perception of its growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the market value of its underlying assets. For that reason, our equity may be valued at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the price at which our equity could trade. Our failure to meet investors’ expectations with regard to future earnings and cash distributions likely would materially and adversely affect the valuation of our equity.

Future offerings of debt securities, which would rank senior to our common stock upon a bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the value of our capital stock.
In the future, we intend to attempt to increase our capital resources by making offerings of debt or equity securities. We expect the principal amount of the loans we originate to increase and that we will need to raise additional equity and/or debt funds to increase our liquidity in the near future. Upon bankruptcy or liquidation, holders of our debt securities, lenders with respect to any of our borrowings and holders of our preferred stock, if any, will receive a distribution of our available assets prior to the holders of our common stock. Equity offerings by us may dilute the holdings of our existing shareholders or reduce the valuation of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control.
We may in the future pay distributions from sources other than our cash flow from operations, including borrowings, offering proceeds or the sale of assets, which means we will have less funds available for investments or less income-producing assets and your overall return may be reduced.
We may in the future pay distributions from sources other than from our cash flow from operations. We intend to fund the payment of regular distributions to our shareholders entirely from cash flow from our operations. However, we may from time to time not generate sufficient cash flow from operations to fully fund distributions to shareholders. Therefore, if we choose to pay a distribution, we may choose to use cash flows from financing activities, including borrowings (including borrowings secured by our assets) and net proceeds of this or a prior offering, from the sale of assets or from other sources to fund distributions to our shareholders.
To the extent that we fund distributions from sources other than cash flows from operations, including borrowings, offering proceeds or proceeds from asset sales, the value of your investment will decline, and such distributions may constitute a return of capital and we may have fewer funds available for the funding of loans or less income-producing assets and your overall return may be reduced. Further, to the extent distributions exceed our earnings and profits, a shareholder’s basis in our stock will be reduced and, to the extent distributions exceed a shareholder’s basis, the shareholder will be required to recognize capital gain.
Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.
If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.
Our Board may change our policies without shareholder approval.
Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, are determined by our Board or those committees or officers to whom our Board may delegate such authority. Our Board also establishes the amount of any dividends or other distributions that we may pay to our shareholders. Our Board or the committees or officers to which such decisions are delegated have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders are not entitled to approve changes in our policies.
There is a risk that shareholders may not receive distributions or that such dividends may not grow over time.
We intend to make to make regular quarterly distributions to our shareholders, consistent with our intention to qualify as a REIT. However, any future determination to actually pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant. We therefore cannot assure our shareholders that we will achieve investment results and other circumstances that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions.
As one of our significant shareholders and a significant beneficial owner of our Manager, Leonard M. Tannenbaum, can exert significant influence over our corporate actions and important corporate matters.
Our Executive Chairman, Leonard M. Tannenbaum, beneficially owns approximately 26% of our common stock as of November 7, 2024. Mr. Tannenbaum also owns 67.8% of the outstanding equity of our Manager. Similarly, Robyn Tannenbaum, our President, owns 8.8% of our Manager as of November 7, 2024. Subject to certain conditions, our Manager, expects to purchase up to $           million of shares of our common stock in the open market at a price equal to or less than $             during the period beginning 30 days after the completion of this offering through 180 days after the completion of this offering (the “Manager Investment”). As a result of the Manager Investment, these affiliates of ours will beneficially own additional shares of our common stock.
Mr. Tannenbaum and, to a lesser extent, Mrs. Tannenbaum could therefore exert substantial influence over our corporate matters, such as electing directors and approving material mergers, acquisitions, strategic partnerships or other business combination transactions, as applicable. This concentration of ownership may discourage, delay or prevent a change in control which could have the dual effect of depriving our shareholders from an opportunity to receive a premium for their equity as part of a sale of SUNS and otherwise reducing the price of such equity.
We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make shares of our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we are not subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.
We could remain an “emerging growth company” until the earliest of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which generally means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.
Similarly, as a “smaller reporting company” under federal securities laws, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may be a smaller reporting company even after we are no longer an emerging growth company.
We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company and/or smaller reporting company, as applicable.
We incur significant costs as a result of being a public company, and such costs may increase when we cease to be an emerging growth company and/or smaller reporting company.
As a public company, we incur significant legal, accounting, insurance and other expenses that we have not previously incurred, including costs associated with public company reporting requirements of the Exchange Act, Sarbanes-Oxley, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations may significantly increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, our executive officers’ attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Furthermore, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company nor a smaller reporting company, although we are currently unable to estimate these costs with any degree of certainty. We could be an emerging growth company for up to five full fiscal years, although circumstances could cause us to lose that status earlier as discussed above, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies. We may be a smaller reporting company even after we are no longer an emerging growth company.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.
General Risk Factors
Ineffective internal controls could impact our business and operating results.
Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and the reliability of our financial statements could be compromised.
We rely on information technology in our operations, and security breaches and other disruptions in our systems could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our borrowers and business partners, including personally identifiable information of our borrowers and employees, if any, on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems or those of our borrowers for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation, damage to business relationships and regulatory fines and penalties. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Although we intend to implement processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, such measures will not guarantee that a cyber-incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident. In addition, cybersecurity has become a top priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our business, liability to investors, regulatory intervention or reputational damage.
Future sales of our capital stock or other securities convertible into our capital stock could cause the value of our common stock to decline and could result in dilution of your shares of our common stock.
Our Board is authorized, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of our preferred stock, debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our Board in its sole discretion may determine.
Sales of substantial amounts of our capital stock or other securities convertible into our capital stock could cause the valuation of our capital stock to decrease significantly. We cannot predict the effect, if any, of future sales of our equity, or the availability of our equity for future sales, on the value of our equity. Sales of substantial amounts of our equity by any large shareholder, or the perception that such sales could occur, may adversely affect the valuation of our equity.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would materially adversely affect our business and the trading price of our common stock.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. When we lose our status both as an emerging growth company and a smaller reporting company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Any testing by us conducted in connection with Sarbanes-Oxley, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could materially adversely affect the trading price of our common stock.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
All statements in this prospectus other than statements of current or historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and we intend such statements to be covered by the safe harbor provisions contained therein. These forward-looking statements are based on our current intent, belief, expectations and views of future events. The forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results or performance, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “could,” “would,” “will,” “can,” “continuing,” “may,” “aim,” “intend,” “ongoing,” “plan,” “predict,” “potential,” “should,” “seeks,” “likely to” or words or phrases of similar meaning. Specifically, this prospectus includes forward-looking statements regarding (i) the use of proceeds of this offering; (ii) our portfolio and strategies for the growth of our commercial real estate lending business; (iii) our working capital, liquidity and capital requirements; (iv) potential state and federal legislative and regulatory matters; (v) our expectations and estimates regarding certain tax, legal and accounting matters, including the impact on our financial statements and/or those of our borrowers; (vi) the amount, collectability and timing of cash flows, if any, from our loans; (vii) our expected ranges of originations and repayments; (viii) estimates relating to our ability to make distributions to our shareholders in the future; and (ix) our investment strategy.
These forward-looking statements reflect management’s current views about future events, and are subject to risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of the factors discussed in “Risk Factors” beginning on page 26 of this prospectus and elsewhere in this prospectus. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:
•we have limited history of operating as an independent company, and our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results;
•our ability to identify a successful business and investment strategy and execute on our strategy;
•the ability of our Manager to locate suitable loan opportunities for us and to monitor and actively manage our portfolio and implement our investment strategy;
•our ability to meet our expected ranges of originations and repayments;
•the allocation of loan opportunities to us by our Manager;
•changes in general economic conditions, in our industry and in the commercial finance and commercial real estate markets;
•the state of the U.S. economy generally or in the specific geographic regions in which we operate, including as a result of the impact of natural disasters;
•the impact of a protracted decline in the liquidity of credit markets on our business;
•the amount, collectability and timing of our cash flows, if any, from our loans;
•losses that may be exacerbated due to the concentration of our portfolio in a limited number of loans and borrowers;
•the departure of any of the executive officers or key personnel supporting and assisting us from our Manager or its affiliates;
•impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;
•the impact of a changing interest rate environment;
•our ability to maintain our exemption from registration under the Investment Company Act (as defined below); and
•our ability to qualify and maintain our qualification as a REIT.
Any forward-looking statement speaks only as of the date on which it is made, and the Company assumes no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS
We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full).
We intend to use the net proceeds received from this offering to (i) fund existing delayed draw construction loan commitments, (ii) fund newly originated CRE loans to companies that are consistent with our investment strategy and (iii) for working capital and other general corporate purposes, which may include repayment of debt, including amounts outstanding under the Revolving Credit Facility.
As of           ,           , we had an aggregate of $           million outstanding under our Revolving Credit Facility. Interest is payable on the Revolving Credit Facility in cash in arrears at the rate per annum of SOFR plus two and three quarters of one percent (2.75%), with a SOFR floor of 2.63%, provided, however, that the interest rate will increase by an additional twenty five basis points (0.25%) during any Increase Rate Month (as defined in the Revolving Credit Agreement). As of            ,            , the interest rate on our borrowings under the Credit Facility is       %. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” for more information.
Pending application of the net proceeds, we may invest the net proceeds from this offering in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage-backed securities and corporate bonds, which are consistent with our qualification as a REIT and to maintain our exclusion from registration under the Investment Company Act.

DISTRIBUTION POLICY
We intend to make regular quarterly distributions to our shareholders, consistent with our intention to qualify as a REIT. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains and certain non-cash income, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, in order to satisfy the requirements for us to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to our shareholders out of assets legally available therefor.
Any future determination to actually pay dividends or other distributions will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements, the annual distribution requirements under the REIT provisions of the Code, our REIT taxable income and other factors that our Board deems relevant. Under the MGCL, we generally may only pay a dividend or other distribution if, after giving effect to the distribution, we would be able to pay our indebtedness as it becomes due in the usual course of business and our total assets exceed our total liabilities.
To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may be required to fund distributions from working capital or through equity, equity-related or debt financings or, in certain circumstances, asset sales, as to which our ability to consummate loans in a timely manner on favorable terms, or at all, cannot be assured, or we may make a portion of the Required Distribution in the form of a taxable stock distribution or distribution of debt securities.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2024 as follows:
•on an actual basis;
•on an as adjusted basis, giving effect to the sale and issuance by us of shares of our common stock in this offering, based on, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the use of proceeds described herein.
The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual offering price and other terms of this offering determined at pricing. The as adjusted information assumes the underwriters will not exercise their over-allotment option in this offering. You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2024
	Actual	As Adjusted(1)
	(in dollars except share data)

Cash and cash equivalents	$70,171,119	$

Debt:
Line of credit payable to affiliate	50,000,000
Shareholders’ equity:
Preferred stock, par value $0.01 per share, 10,000 and 0 shares authorized at September 30, 2024 and December 31, 2023, respectively, and 0 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	—
Common stock, par value $0.01 per share, 50,000,000 and 0 shares authorized at September 30, 2024 and December 31, 2023, respectively, and 6,925,395 and 0 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	69,254
Additional paid-in capital	114,844,562
Accumulated (deficit) earnings	(2,775,006)
Total shareholders’ equity	112,138,810
Total capitalization	$162,138,810
___________________________
(1)Each $     increase or decrease in the assumed public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our as adjusted cash and cash equivalents and total shareholders’ equity by approximately $       million (or approximately $      million if the underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity, total capitalization and shares of common stock outstanding as of September 30, 2024 would be $      , $        , $        , $       and          , respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current expectations and views of future events, which involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those discussed above in “Risk Factors” and those identified below and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”
Overview
SUNS is a Maryland corporation that was formed on August 28, 2023, that intends to elect to be treated as a real estate investment trust for U.S. federal income tax purposes and that made its first investment in January 2024. We are led by a veteran team of commercial real estate investment professionals and our external manager, Sunrise Manager LLC. We conduct our business through our parent company, Sunrise Realty Trust, Inc., and several subsidiaries. We consolidate all of our subsidiaries under generally accepted accounting principles in the United States of America (“GAAP”). We are an institutional lender that provides debt capital solutions to CRE markets in the Southern United States. SUNS’ focus is on originating CRE debt investments and providing capital to high-quality borrowers and sponsors with transitional business plans collateralized by CRE assets with opportunities for near-term value creation, as well as recapitalization opportunities. SUNS intends to create a diversified investment portfolio, targeting investments in senior mortgage loans, mezzanine loans, B-notes, CMBS and debt-like preferred equity securities across CRE asset classes. We intend for SUNS’ investment mix to include high quality residential, including multi-family, condominiums and single-family residential communities, retail, office, hospitality, industrial, mixed-use and specialty-use real estate.
Our investment focus includes originating or acquiring loans backed by single assets or portfolios of assets that typically have (i) an investment hold size of approximately $15-100 million, secured by CRE assets, including transitional or construction projects, across diverse property types, (ii) a duration of approximately 2-5 years, (iii) interest rates that are determined periodically on the basis of a floating base lending rate (e.g., SOFR) plus a credit spread, (iv) a loan-to-value (“LTV”) ratio of no greater than approximately 75% on an individual investment basis and (v) no more than approximately 75% LTV across the portfolio, in each case, at the time of origination or acquisition, and are led by experienced borrowers and well-capitalized sponsors with high quality business plans. Our loans typically feature origination fees and/or exit fees. We target a portfolio net internal rate of return (“IRR”) in the low-teens, which we aim to be in the mid-teens after including total interest and other revenue from the portfolio, including loans funded from drawing on our leverage, net of our interest expense from our portfolio lenders. We are also targeting a near- to mid-term target capitalization of one-third equity, one-third secured debt availability and one-third unsecured debt. We do not expect to be fully drawn on our anticipated secured debt availability and, as a result, we are targeting an expected leverage ratio of 1.5:1 debt-to-equity.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult.

We could remain an “emerging growth company” for up to five years from our initial public offering, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.
Spin-Off
On February 22, 2024, AFC announced a plan to separate into two independent, publicly traded companies— one focused on providing institutional loans to state law compliant cannabis operators in the United States, the other an institutional commercial real estate lender focused on the Southern United States. On July 9, 2024, AFC completed the separation of its CRE portfolio through the spin-off of SUNS. The Spin-Off was effected by the transfer of AFC’s CRE portfolio from AFC to SUNS and the distribution of all of the outstanding shares of SUNS Common Stock to all of AFC’s shareholders of record as of the close of business on July 8, 2024. AFC’s shareholders of record as of the Record Date received one share of our Common Stock for every three shares of AFC common stock held as of the Record Date. AFC retained no ownership interest in us following the Spin-Off. Prior to the Spin-Off, AFC contributed approximately $114.8 million to us in connection with the Spin-Off, comprised of our loan portfolio and cash.
In connection with the Spin-Off, we entered into several agreements with AFC that govern the relationship between us and AFC following the Spin-Off, including the Separation and Distribution Agreement and the Tax Matters Agreement. These agreements provide for the allocation between AFC and SUNS of the assets, liabilities and obligations (including, among others, investments, property and tax-related assets and liabilities) of AFC and its subsidiaries attributable to periods prior to, at and after the Spin-Off. Moreover, concurrent with the completion of the Spin-Off on July 9, 2024, our management agreement with SUNS Manager became effective. SUNS Manager also entered into (i) an Administrative Services Agreement (the “Administrative Services Agreement”) with TCG Services LLC, an affiliate of the Manager and Leonard Tannenbaum, the Company’s Executive Chairman, and Robyn Tannenbaum, the Company’s President, and (ii) a Services Agreement (the “Services Agreement”) with SRT Group LLC, an affiliate of SUNS Manager, Mr. Tannenbaum, Mrs. Tannenbaum, Mr. Sedrish and Mr. Hetzel.
We adopted the 2024 Stock Incentive Plan (the “2024 Plan”). A summary of the 2024 Plan can be found in the section entitled “Management—2024 Stock Incentive Plan.” Such description is incorporated herein by reference. The description of the foregoing 2024 Plan is intended to provide a general description only, is subject to the detailed terms and conditions of, and is qualified in its entirety by reference to the full text of, the 2024 Plan, which is attached hereto as Exhibit 10.4, which is incorporated herein by reference.
Effective July 1, 2024, Jodi Hanson Bond and James Fagan resigned from AFC’s Board of Directors and joined our Board of Directors. Additionally, Alexander Frank was appointed as a director of SUNS and remained a director of AFC. In addition, effective July 1, 2024, Leonard Tannenbaum was appointed Executive Chairman of SUNS (and remained Executive Chairman and Chief Investment Officer of AFC) and Brian Sedrish was appointed Chief Executive Officer and director of SUNS. Brandon Hetzel continues in his role as Chief Financial Officer and Treasurer of SUNS (and remains the Chief Financial Officer of AFC) and Robyn Tannenbaum continues in her role as President of SUNS (and remains the President of AFC).
During the three and nine months ended September 30, 2024, we incurred approximately $0.0 million and $0.6 million, respectively, related to Spin-Off costs, which are recorded within professional fees in the unaudited interim statements of operations.
Developments During the Third Quarter ended September 30, 2024:
Spin-Off
Effective July 9, 2024, AFC completed the separation of its CRE portfolio through the spin-off of SUNS and we became an independent, publicly traded company, trading on the Nasdaq Capital Market under the symbol “SUNS”. See “—Spin-Off” above.

Updates to Our Loan Portfolio During the Third Quarter ended September 30, 2024
In July 2024, SUNS and an affiliate of SUNS entered into a senior secured credit facility for a total aggregate commitment amount of approximately $35.2 million for the refinance of an active adult multi-family residential rental development in southwest Austin, Texas. We committed a total of approximately $14.1 million and the affiliate committed the remaining approximately $21.1 million. The senior loan was issued at a discount of 1.0% and matures in three years. At closing, we funded approximately $11.4 million and the affiliate funded approximately $17.0 million. The loan bears interest at a rate of SOFR plus 4.25%, with a rate index floor of 4.75%. The credit facility is secured by a deed of trust on the property and any deposit and reserve accounts established by the terms of the credit facility. The proceeds of the loan will be used to, among other things, fund the completion of construction and other reserves and refinance existing debt.
In July 2024, SUNS and an affiliate of SUNS entered into a senior secured credit facility for a total aggregate commitment amount of $42.0 million for the refinance of a luxury hotel component of a 20-story mixed-use project in San Antonio, Texas. We committed a total of approximately $27.3 million, and the affiliate committed the remaining $14.7 million. The senior loan was issued at a discount of 1.0% and matures in three years. At closing, we funded approximately $25.0 million and the affiliate funded approximately $13.5 million. The loan bears interest at a rate of SOFR plus 6.35%, with a rate index floor of 4.50%. The loan is secured by a first-priority mortgage on the property and a security interest in all of the equity interests held by the borrower. The proceeds of the credit facility will be used to, among other things, fund the completion of reserves and refinance existing debt.
In August 2024, the Company and an affiliate of SUNS entered into amendments to the existing secured mezzanine and senior loan credit agreements for the mixed-use property in Houston, Texas. The amendments, among other things, (i) extended the maturity date on both loans from November 2024 to February 2026, (ii) modified the senior loan interest rate from floating (3.48% plus SOFR, SOFR floor of 4.0%) to fixed 12.5% and (iii) included a $12.0 million upsize to the senior loan, of which we have commitments for $6.0 million and the affiliate co-investor has commitments for the rest.
In August 2024, SUNS and affiliates entered into a $75.00 million senior secured revolving credit facility and a $85.00 million senior secured term credit facility for a total aggregate commitment amount of $160.00 million for the construction of a master-planned single-family residential home community and property development in Palm Beach Gardens, Florida. We committed a total of approximately $18.75 million and $21.25 million to the revolving loan and term loan, respectively, and funded $8.77 million and $18.76 million towards each respective loan at close. Affiliates committed the remaining $56.25 million and $63.75 million towards the revolving loan and term loan, funding $26.32 million and $56.29 million, respectively, at close. The term loan and secured revolver were each issued at a discount of 1.25%. The revolving loan bears interest at a rate of SOFR plus 6.25%, with a rate index floor of 4.00%, and unused fee of 2.00%. The proceeds of the revolving loan will be used to, among other things, fund the completion of reserves, fund home construction costs and refinance existing debt. The term loan bears an interest rate of SOFR plus 8.25%, with a rate index floor of 4.00%. The proceeds of the senior loan will be used to, among other things, fund the completion of construction and other reserves and refinance existing debt. The term loan and the secured revolver each mature in three years. The loans are each secured by senior first mortgage lien on the property and a security interest in all of the equity interests held by the borrower.
Revolving Credit Facility
In September 2024, we entered into the SRT Revolving Credit Facility. The SRT Revolving Credit Facility provides for a $50.0 million commitment, which may be borrowed, repaid and redrawn, subject to a draw fee and the other conditions provided in the Credit Agreement. Interest is payable on the SRT Revolving Credit Facility at 1-month SOFR (subject to a 3.0% floor) plus a margin of 2.75% (7.60% at September 30, 2024), with a maturity date of December 31, 2025. The SRT Revolving Credit Facility was terminated on November 6, 2024.

Dividends Declared Per Share
For the nine months ended September 30, 2024, we declared the following cash dividends:

Date Declared	Payable to Shareholders of Record at the Close of Business on	Payment Date	Amount per Share	Total Amount
August 14, 2024	September 30, 2024	October 15, 2024	$0.21	$1.5	million
August 14, 2024	December 31, 2024	January 15, 2025	0.42	2.9	million
2024 Period Subtotal			$0.63	$4.4	million
Recent Developments
In November 2024, SUNS and affiliated co-investors entered into a whole loan (the “Whole Loan”) consisting of an aggregate of $96.0 million in loan commitments. The property securing the loan is a development site and related condominium project located in Fort Lauderdale, Florida. The proceeds are expected to be used to commence and facilitate construction.
We committed a total of $30.0 million and affiliated co-investors committed $60.0 million, with the remaining $6.0 committed by an unaffiliated investor (the “Originating Lender”). At closing, we funded approximately $3.6 million and the affiliated co-investors funded approximately $7.2 million and the Originating Lender funded approximately $0.7 million. The Whole Loan is split into a Senior Loan and Mezzanine Loan, each with two A-Notes ($62.4 million of the total commitment amount) and two B-Notes ($33.6 million of the total commitment amount, of which $6.0 million was committed by the Originating Lender). The A-Notes bear interest at a rate of SOFR plus 4.75%, with a rate index floor of 4.75%. The B-Notes bear interest at a rate of SOFR plus 11.00%, with a rate index floor of 4.75%. The A-Notes and B-Notes were issued at a discount of 1.0% and mature in 26 months, subject to two, six-month extension options.
On November 6, 2024, we entered into the Loan and Security Agreement (the “Revolving Credit Agreement”) by and among us, the lenders party thereto (the “Lenders”), and East West Bank, as Agent, Joint Lead Arranger, Joint Book Runner, Co-Syndication Agent and Co-Documentation Agent.
The Revolving Credit Agreement provides for a senior secured revolving credit facility (the “Revolving Credit Facility”) with $50.0 million in initial aggregate commitments, which may be borrowed, repaid and redrawn, subject to a borrowing base based on eligible loan obligations held by the Company and subject to the satisfaction of other conditions provided in the Revolving Credit Agreement. Pursuant to the terms of the Revolving Credit Agreement, the amount of total commitments may be increased to up to $200.0 million in aggregate, subject to available borrowing base and lenders’ willingness to provide additional commitments. The Revolving Credit Facility has a maturity date of November 8, 2027.
Interest is payable on the Revolving Credit Facility in cash in arrears at the rate per annum of SOFR plus 2.75%, with a SOFR floor of 2.63%; provided, however, that the interest rate will increase by an additional 0.25% during any Increase Rate Month (as defined in the Revolving Credit Agreement).
We are required to pay certain fees to the agent and the lenders under the Revolving Credit Agreement, including a $75,000 agent fee payable to the agent and an 0.25% per annum loan fee payable ratably to the lenders, in each case, payable on the closing date and on the annual anniversary thereafter. Commencing on the six-month anniversary of the closing date, the Revolving Credit Facility has an unused line fee of 0.25% per annum, payable semi-annually in arrears. Based on the terms of the Revolving Credit Agreement, the unused line fee is waived if our average cash balance exceeds the minimum balance required per the Revolving Credit Agreement.
The Revolving Credit Facility contains customary covenants, including covenants that limit or restrict the Company’s and its subsidiaries’ ability to incur liens, incur indebtedness, make certain restricted payments, merger or consolidate or make dispositions of assets. In addition, the Company and its subsidiaries are subject to certain financial covenants, including a liquidity and debt service coverage ratio covenant.

The Revolving Credit Facility is guaranteed by certain material subsidiaries of the Company and is secured by substantially all assets of the Company and certain of its material subsidiaries; provided that upon the meeting of certain conditions, the facility will be secured only by certain assets of the Company comprising of or relating to loan obligations designed for inclusion in the borrowing base.
The description above is only a summary of the material provisions of the Revolving Credit Agreement and is qualified in its entirety by reference to the Revolving Credit Agreement, a copy of which is filed as Exhibit 10.6 to this registration statement and incorporated by reference herein.
On November 6, 2024, in conjunction with the entry by the Company into the Revolving Credit Facility, we terminated the unsecured revolving credit agreement (the “Credit Agreement”) dated September 26, 2024, by and between us, as borrower, and SRT Finance LLC, as agent and lender. Upon execution of the Revolving Credit Facility, the lenders’ commitments under the Credit Agreement were terminated and the liability of the Company and its subsidiaries with respect to their obligations under the Credit Agreement was discharged.
Relationships
Certain of the lenders and their affiliates may in the future engage in investment banking, commercial banking and other financial advisory and commercial dealings with the Company and its affiliates.
Key Financial Measures and Indicators
As a commercial real estate finance company, we believe the key financial measures and indicators for our business are Distributable Earnings (as defined below), book value per share and dividends declared per share.
Non-GAAP Metrics
Distributable Earnings
In addition to using certain financial metrics prepared in accordance with GAAP to evaluate our performance, we also use Distributable Earnings to evaluate our performance, excluding the effects of certain transactions and GAAP adjustments we believe are not necessarily indicative of our current loan activity and operations. Distributable Earnings is a measure that is not prepared in accordance with GAAP. We use these non-GAAP financial measures both to explain our results to shareholders and the investment community and in the internal evaluation and management of our businesses. Our management believes that these non-GAAP financial measures and the information they provide are useful to investors since these measures permit investors and shareholders to assess the overall performance of our business using the same tools that our management uses to evaluate our past performance and prospects for future performance. The determination of Distributable Earnings is substantially similar to the determination of Core Earnings under our Management Agreement, provided that Core Earnings is a component of the calculation of any Incentive Compensation earned under the Management Agreement for the applicable time period. Thus, Core Earnings is calculated without giving effect to Incentive Compensation expense, while the calculation of Distributable Earnings accounts for any Incentive Compensation earned for such time period.
We define Distributable Earnings as, for a specified period, the net income (loss) computed in accordance with GAAP, excluding (i) stock-based compensation expense, (ii) depreciation and amortization, (iii) any unrealized gains, losses or other non-cash items recorded in net income (loss) for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income (loss); provided that Distributable Earnings does not exclude, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash, (iv) increase (decrease) in provision for current expected credit losses, (v) TRS (income) loss, net of any dividends received from TRS and (vi) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between our Manager and our independent directors and after approval by a majority of such independent directors.
We believe providing Distributable Earnings on a supplemental basis to our net income as determined in accordance with GAAP is helpful to shareholders in assessing the overall performance of our business. As a REIT, we are required to distribute at least 90% of our annual REIT taxable income, subject to certain adjustments, and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of such taxable income. Given these requirements and our belief that dividends are generally one of the principal reasons that shareholders invest in our Common Stock, we generally intend to attempt to pay dividends to our shareholders in an amount at least equal to such REIT taxable income, if and to the extent authorized by our Board of Directors. Distributable Earnings is one of many factors considered by our Board of Directors in authorizing dividends and, while not a direct measure of net taxable income, over time, the measure can be considered a useful indicator of our dividends.
Distributable Earnings is a non-GAAP financial measure and should not be considered as a substitute for GAAP net income. We caution readers that our methodology for calculating Distributable Earnings may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measures, and as a result, our reported Distributable Earnings may not be comparable to similar measures presented by other REITs.
The following table provides a reconciliation of GAAP net income to Distributable Earnings:

	Three months ended September 30,	Period from August 28, 2023 to September 30,	Nine months ended September 30,	Period from August 28, 2023 to September 30,
	2024	2023	2024	2023
Net income	$1,738,363	$7,767	$5,014,451	$7,767
Adjustments to net income:
Stock-based compensation expense	160,139	—	160,139	—
Depreciation and amortization	—	—	—	—
Unrealized (gains) losses, or other non-cash items	—	—	—	—
(Decrease) increase in provision for current expected credit losses	(47,527)	—	24,327	—
TRS (income) loss	—	—	—	—
One-time events pursuant to changes in GAAP and certain non-cash charges	—	—	—	—
Distributable earnings	$1,850,975	$7,767	$5,198,917	$7,767
Basic weighted average shares of common stock outstanding	6,800,500	6,889,032	6,800,500	6,889,032
Distributable earnings per basic weighted average share	$0.27	$0.00	$0.76	$0.00
Book Value Per Share
We believe that book value per share is helpful to shareholders in evaluating our growth as we scale our equity capital base and continue to invest in our target investments. The book value per share of our Common Stock as of September 30, 2024 and December 31, 2023 was approximately $16.19 and $4.53, respectively, on a post-split share basis. The September 30, 2024 book value per share of our Common Stock includes a reduction in book value due to the declaration of the fourth quarter dividend, declared on August 14, 2024. The book value per share of our Common Stock as of September 30, 2024 would have been $16.61, absent the declaration of the fourth quarter dividend.
Factors Impacting our Operating Results
The results of our operations are affected by a number of factors and primarily depend on, among other things, the level of our net interest margin, the market value of our assets and the supply of, and demand for, commercial real estate debt and other financial assets in the marketplace. Our net interest margin, which includes the accretion and amortization of OID, is recognized based on the contractual rate and the outstanding principal balance of the loans we originate. Interest rates will vary according to the type of loan, conditions in the financial markets, creditworthiness of our borrowers, competition and other factors, some of which cannot be predicted with any certainty. Our operating results may also be impacted by credit losses in excess of initial anticipations or unanticipated credit events experienced by our borrowers.

Results of Operations for the three and nine months ended September 30, 2024
We were formed on August 28, 2023 with limited operational activity during the period from August 28, 2023 to September 30, 2023. We did not make our first investment until January 2024; and therefore, have no period to compare results for the three and nine months ended September 30, 2024.
Our net income allocable to our common shareholders for the three months ended September 30, 2024, was approximately $1.7 million, or $0.26 per basic weighted average common share. Net interest income was comprised of interest income earned of approximately $3.2 million, net of interest expense of approximately $(43.2) thousand.
For the three months ended September 30, 2024, operating expenses were approximately $1.5 million, mainly relating to approximately $0.6 million in general and administrative expenses, $0.3 million in professional fees and $0.4 million in management fees. Concurrent with the completion of the Spin-Off on July 9, 2024, our Management Agreement with SUNS Manager became effective. As a result of this agreement, SUNS management fee was approximately $0.4 million and no incentive fee was incurred for the three months ended September 30, 2024. Reimbursable shared expenses under the Management Agreement were approximately $0.5 million for the three months ended September 30, 2024. Other costs within professional fees related to legal, audit, and board of director fees.
Our net income allocable to our common shareholders for the nine months ended September 30, 2024, was approximately $5.0 million, or $0.74 per basic weighted average common share. Net interest income was comprised of interest income earned of approximately $7.2 million, net of interest expense of approximately $(43.2) thousand.
For the nine months ended September 30, 2024, operating expenses were approximately $2.1 million, mainly relating to approximately $0.6 million in general and administrative expenses, $1.0 million in professional fees and $0.4 million in management fees. As a result of our Management Agreement with SUNS Manager, SUNS management fee was approximately $0.4 million and no incentive fee was incurred for the nine months ended September 30, 2024. Reimbursable shared expenses under the Management Agreement were approximately $0.5 million for the nine months ended September 30, 2024. Professional fees included approximately $0.6 million in spin-off costs incurred during the nine months ended September 30, 2024. Other costs within professional fees related to legal, audit, and board of director fees.
Stock-based compensation was approximately $0.2 million for the three and nine months ended September 30, 2024, driven by restricted stock awards granted and restricted stock awards converted as part of the Spin-Off.
Provision for Current Expected Credit Losses
The decrease (increase) in provision for current expected credit losses for the three and nine months ended September 30, 2024 was approximately $47.5 thousand and $(24.3) thousand, respectively. The CECL Reserve balance as of September 30, 2024 was approximately $24.3 thousand, or 0.03%, of our total loans held at carrying value balance of approximately $96.4 million and was bifurcated between (i) the current expected credit loss reserve (contra-asset) related to outstanding balances on loans held at carrying value of zero and (ii) a liability for unfunded commitments of approximately $24.3 thousand. The liability is based on the unfunded portion of loan commitments over the full contractual period over which we are exposed to credit risk through a current obligation to extend credit. Management considered the likelihood that funding will occur, and if funded, the expected credit loss on the funded portion. We continuously evaluate the credit quality of each loan by assessing the risk factors of each loan.

Loan Portfolio
The table below summarizes our total loan portfolio as of September 30, 2024, unless otherwise specified.

Loan Type	Location		Original Funding Date	Loan Maturity	Current Commitments as of 9/30/2024	% of Total SUNS	Principal Balance as of 9/30/2024	Cash Interest Rate	Fixed/ Floating	Amortization During Term	YTM[1]

Senior mortgage loans:
Mixed-use	Houston, TX	[2]	1/4/2024	2/26/2026	$11,994,037	9.8%	$10,629,036	16.5%	Floating	No	20%
Residential	Austin, TX		7/3/2024	7/3/2027	14,087,288	11.6%	12,079,636	9.1%	Floating	No	10%
Hospitality	San Antonio, TX		7/31/2024	8/9/2027	27,300,000	22.5%	25,342,611	11.2%	Floating	No	13%
Residential	PBG, FL	[3]	8/5/2024	9/1/2027	21,250,000	17.5%	18,262,152	13.1%	Floating	No	13%
Residential	PBG, FL	[3]	8/5/2024	9/1/2027	18,750,000	15.4%	8,866,115	11.1%	Floating	No	12%
Subordinate debt:
Residential	Sarasota, FL		1/31/2024	5/12/2027	28,188,776	23.2%	22,367,562	13.0%	Fixed	No	14%
				Subtotal[4]	$121,570,101	100.0%	$97,547,112	12.3%			13%
											Wtd Average
___________________________
(1)Estimated YTM includes a variety of fees and features that affect the total yield, which may include, but is not limited to, OID, exit fees, prepayment fees, unused fees and contingent features. OID is recognized as a discount to the funded loan principal and is accreted to income over the term of the loan.
The estimated YTM calculations require management to make estimates and assumptions, including, but not limited to, the timing and amounts of loan draws on delayed draw loans, the timing and collectability of exit fees, the probability and timing of prepayments and the probability of contingent features occurring. For example, certain credit agreements contain provisions pursuant to which certain PIK interest rates and fees earned by us under such credit agreements will decrease upon the satisfaction of certain specified criteria which we believe may improve the risk profile of the applicable borrower. To be conservative, we have not assumed any prepayment penalties or early payoffs in our estimated YTM calculation. Estimated YTM is based on current management estimates and assumptions, which may change. Estimated YTM is calculated using the interest rate as of September 30, 2024 applied through maturity. Actual results could differ from those estimates and assumptions.
(2)Cash interest rate represents a blended rate of differing cash interest rates applicable to each of the senior and subordinate loans to which the Company is a lender under the credit agreements. The subordinate loan component bears interest at a base interest rate of 15.31% plus SOFR (SOFR floor of 2.42%) and the senior loan component bears interest at a base interest rate of 12.50%.
(3)This loan is structured as a senior term loan and home construction revolver, of which the proceeds will be used to fund varying development projects. Under each credit facility, the borrower is able to re-draw funds after repayment through maturity.
(4)The interest subtotal rate is a weighted average rate.
Loans Held for Investment at Carrying Value
As of September 30, 2024 and December 31, 2023, our portfolio included six and zero loans held at carrying value, respectively. The aggregate originated commitment under these loans was approximately $121.6 million and zero, respectively, and outstanding principal was approximately $97.5 million and zero, respectively, as of September 30, 2024 and December 31, 2023. During the nine months ended September 30, 2024, we funded approximately $122.5 million of new loans and additional principal and had approximately $24.9 million of principal repayments of loans held at carrying value. As of September 30, 2024 and December 31, 2023, approximately 72% and zero, respectively, of our loans held at carrying value had floating interest rates. As of September 30, 2024, these floating benchmark rates included one-month SOFR subject to a weighted average floor of 4.2% and quoted at 4.8%.
The following tables summarize our loans held at carrying value as of September 30, 2024:

	As of September 30, 2024
	Outstanding Principal(1)	Original Issue Discount	Carrying Value(1)	Weighted Average Remaining Life (Years)(2)
Senior mortgage loans(3)	$75,179,550	$(915,856)	$74,263,694	2.7
Subordinate debt	22,367,562	(225,510)	22,142,052	2.6
Total loans held at carrying value	$97,547,112	$(1,141,366)	$96,405,746	2.6
___________________________
(1)The difference between the Carrying Value and the Outstanding Principal amount of the loans consists of unaccreted OID and loan origination costs.
(2)Weighted average remaining life is calculated based on the carrying value of each respective group of loans as of September 30, 2024.

(3)Senior mortgage loans include senior loans that also have a contiguous subordinate loan because as a whole, the expected credit quality of the subordinate loan is more similar to that of a senior loan.
The following table presents changes in loans held at carrying value as of and for the nine months ended September 30, 2024:

	Principal	Original Issue Discount	Carrying Value
Total loans held at carrying value at December 31, 2023	$—	$—	$—
New fundings	120,031,341	(1,255,761)	118,775,580
Funded interest	2,428,444	—	2,428,444
Accretion of original issue discount	—	114,395	114,395
Loan repayments	(24,912,673)	—	(24,912,673)
Total loans held at carrying value at September 30, 2024	$97,547,112	$(1,141,366)	$96,405,746
Collateral Overview
Our loans are secured by various types of assets of our borrowers, including real property and certain personal property and other assets to the extent permitted by applicable laws and the regulations governing our borrowers.
Our debt investments will primarily be secured by real estate assets that are expected to be diversified across asset classes, including high quality residential, including multi-family, condominiums and single-family residential communities, retail, office, hospitality, industrial, mixed-use and specialty-use real estate.
Upon default of a loan, we may seek to sell the loan to a third party or have an affiliate or a third party work with the borrower to have the borrower sell collateral securing the loan to a third party or institute a foreclosure proceeding to have such collateral sold, in each case, to generate funds towards the payoff of the loan. While we believe that the appraised value of any real estate assets or other collateral securing our loans may impact the amount of the recovery in each such scenario, the amount of any such recovery from the sale of such real estate or other collateral may be less than the appraised value of such collateral and the sale of such collateral may not be sufficient to pay off the remaining balance on the defaulted loan. If we do not or cannot sell a foreclosed property, we would then come to own and operate it as “real estate owned.”
We may pursue a sale of a defaulted loan if we believe that a sale would yield higher proceeds or that a sale could be accomplished more quickly than a foreclosure proceeding while yielding proceeds comparable to what would be expected from a foreclosure sale. To the extent that we determine that the proceeds are more likely to be maximized through instituting a foreclosure sale or through taking title to the underlying collateral, we will be subject to the rules and regulations under state law that govern foreclosure sales. However, we can provide no assurances that a third party would buy such loans or that the sales price of such loans would be sufficient to recover the outstanding principal balance, accrued interest, and fees.
Liquidity and Capital Resources
Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make distributions to our shareholders and meet other general business needs. We use significant cash to purchase our target investments, repay principal and interest on our borrowings, make distributions to our shareholders and fund our operations. The sources of financing for our target investments are described below.
Our primary sources of cash generally consist of net proceeds of future debt or equity offerings, debt financing, including borrowings under our Revolving Credit Facility, payments of principal and interest we receive on our portfolio of assets and cash generated from our operating results.
As of September 30, 2024 and December 31, 2023, all of our cash was unrestricted and totaled approximately $70.2 million and $31.2 million, respectively.

As of September 30, 2024, we believe that our cash on hand, capacity available under our Revolving Credit Facility and cash flows from operations will be sufficient to satisfy the operating requirements of our business through at least the next twelve months.
Capital Markets
Given the nature of our business, we constantly explore both the public and private capital markets to raise capital, subject to market and other considerations. We intend to raise future equity capital and issue debt securities in order to fund our future investments in loans.
Revolving Credit Facility
On September 26, 2024, we entered into the SRT Revolving Credit Facility with a $50.0 million commitment, which may be borrowed, repaid and redrawn, subject to a draw fee and the other conditions provided in the Credit Agreement. Interest is payable on the SRT Revolving Credit Facility at 1-month SOFR (subject to a 3.0% floor) plus a margin of 2.75% (7.60% at September 30, 2024), with a maturity date of December 31, 2025. We did not incur any fees or costs related to the origination of the SRT Revolving Credit Facility, and the SRT Revolving Credit Facility does not have any unused fees. As of September 30, 2024, we drew on the full amount of the SRT Revolving Credit Facility, resulting in $50.0 million in outstanding borrowings and zero available for borrowing. The borrowings were subsequently repaid on October 1, 2024. The SRT Revolving Credit Facility was terminated on November 6, 2024.
The Revolving Credit Facility contains aggregate commitments of $50.0 million, with a maturity date of November 8, 2027, which may be borrowed, repaid and redrawn (subject to a borrowing base based on eligible loan obligations held by us and subject to the satisfaction of other conditions provided under the Revolving Credit Facility). Interest is payable on the Revolving Credit Facility at the rate per annum of SOFR plus 2.75%, with a SOFR floor of 2.63%; provided, however, that the interest rate will increase by an additional 0.25% during any Increase Rate Month (as defined in the Revolving Credit Agreement).
The Company is required to pay certain fees to the agent and the lenders under the Revolving Credit Agreement, including a $75,000 agent fee payable to the agent and an 0.25% per annum loan fee payable ratably to the lenders, in each case, payable on the closing date and on the annual anniversary thereafter. Commencing on the six-month anniversary of the closing date, the Revolving Credit Facility has an unused line fee of 0.25% per annum, payable semi-annually in arrears. Based on the terms of the Revolving Credit Agreement, the unused line fee is waived if our average cash balance exceeds the minimum balance required per the Revolving Credit Agreement.
The amount of total commitments under the Revolving Credit Facility may be increased to up to $200.0 million in aggregate, subject to available borrowing base and lenders’ willingness to provide additional commitments. The Revolving Credit Facility is guaranteed by certain material subsidiaries of the Company and is secured by substantially all assets of the Company and certain of its material subsidiaries; provided that upon the meeting of certain conditions, the facility will be secured only by certain assets of the Company comprising of or relating to loan obligations designed for inclusion in the borrowing base. In addition, the Company is subject to various financial and other covenants, including a liquidity and debt service coverage ratio covenant.
Other Credit Facilities, Warehouse Facilities and Repurchase Agreements
In the future, we may also use other sources of financing to fund the origination or acquisition of our target investments, including other credit facilities and other secured and unsecured forms of borrowing. These financings may be collateralized or non-collateralized and may involve one or more lenders. We expect that these facilities will typically have maturities ranging from two to five years and may accrue interest at either fixed or floating rates.

Cash Flows
The following table sets forth changes in cash and cash equivalents for the nine months ended September 30, 2024 and during the period from August 28, 2023 to September 30, 2023:

	Nine months ended September 30, 2024	Period from August 28, 2023 to September 30, 2023
Net cash provided by (used in) operating activities	$2,685,307	$7,767
Net cash (used in) provided by investing activities	(93,862,907)	—
Net cash provided by (used in) financing activities	130,104,097	21,000,000
Change in cash and cash equivalents	$38,926,497	$21,007,767
Net Cash Provided by (Used in) Operating Activities
Net cash provided by operating activities during the nine months ended September 30, 2024 was approximately $2.7 million, compared to approximately $7.8 thousand for the period from August 28, 2023 to September 30, 2023. The increase of approximately $2.7 million during the period from August 28, 2023 to September 30, 2023 to the nine months ended September 30, 2024 was primarily due to an increase in net income of approximately $5.0 million, partially offset by changes in net working capital. The most significant items in working capital were an increase in non-cash interest income capitalized of $(2.4) million, an increase in interest receivable of approximately $(1.0) million, increase in prepaid expenses and other assets of approximately $(0.3) million, partially offset by an increase in accrued management and incentive fees of $0.4 million, increase in accrued direct administrative expenses of $0.5 million and increase in accounts payable and other liabilities of approximately $0.3 million.
Net Cash (Used in) Provided by Investing Activities
Net cash used in investing activities during the nine months ended September 30, 2024 was approximately $(93.9) million, compared to zero for the period from August 28, 2023 to September 30, 2023. The decrease of approximately $(93.9) million was primarily due to an increase in issuance and fundings on loans of approximately $(118.8) million, partially offset by an increase in principal repayments of loans of approximately $24.9 million.
Net Cash Provided by (Used in) Financing Activities
Net cash provided by financing activities during the nine months ended September 30, 2024 was approximately $130.1 million, compared to $21.0 million for the period from August 28, 2023 to September 30, 2023. The increase of approximately $109.1 million during the period from August 28, 2023 to September 30, 2023 to the nine months ended September 30, 2024 was primarily due to an increase in net transfers and distributions from our Former Parent of approximately $59.1 million and an increase of $50.0 million in borrowings on the revolving credit facility.
Contractual Obligations, Other Commitments, and Off-Balance Sheet Arrangements
Our contractual obligations as of September 30, 2024 are as follows:

	As of September 30, 2024
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Unfunded commitments	$—	$24,022,989	$—	$—	$24,022,989
Total	$—	$24,022,989	$—	$—	$24,022,989
As of September 30, 2024, all unfunded commitments were related to our total loan commitments and were available for funding in less than three years.

We may enter into certain contracts that may contain a variety of indemnification obligations. The maximum potential future payment amounts we could be required to pay under these indemnification obligations may be unlimited.
Off-balance sheet commitments consist of unfunded commitments on delayed draw loans. Other than as set forth in this registration statement, we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, special purpose entities or variable interest entities, established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities or entered into any commitment to provide, nor do we intend to provide, additional funding to any such entities.
Dividends
We intend to elect to be taxed as a REIT for U.S. federal income tax purposes, commencing with the taxable year ending December 31, 2024, and, as such, intend to annually distribute to our shareholders at least 90% of our REIT taxable income, prior to the deduction for dividends paid and excluding our net capital gain. If we distribute less than 100% of our REIT taxable income in any tax year (taking into account any distributions made in a subsequent tax year under Sections 857(b)(9) or 858 of the Code), we will pay tax at regular corporate rates on that undistributed portion. Furthermore, if we distribute less than the sum of (i) 85% of our ordinary income for the calendar year, (ii) 95% of our capital gain net income for the calendar year and (iii) any undistributed shortfall from our prior calendar year (the “Required Distribution”) to our shareholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then we are required to pay non-deductible excise tax equal to 4% of any shortfall between the Required Distribution and the amount that was actually distributed. Any of these taxes would decrease cash available for distribution to our shareholders. The 90% distribution requirement does not require the distribution of net capital gains. However, if we elect to retain any of our net capital gain for any tax year, we must notify our shareholders and pay tax at regular corporate rates on the retained net capital gain. The shareholders must include their proportionate share of the retained net capital gain in their taxable income for the tax year, and they are deemed to have paid the REIT’s tax on their proportionate share of the retained capital gain. Furthermore, such retained capital gain may be subject to the nondeductible 4% excise tax. If we determine that our estimated current year taxable income (including net capital gain) will be in excess of estimated dividend distributions (including capital gains dividends) for the current year from such income, we will accrue excise tax on a portion of the estimated excess taxable income as such taxable income is earned.
To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may be required to fund distributions from working capital or through equity, equity-related or debt financings or, in certain circumstances, asset sales, as to which our ability to consummate transactions in a timely manner on favorable terms, or at all, cannot be assured, or we may make a portion of the Required Distribution in the form of a taxable stock distribution or distribution of debt securities.
Critical Accounting Policies and Estimates
There have been no significant changes in our critical accounting policies and estimates from what was previously disclosed in the Information Statement included as Exhibit 99.1 to the Company’s Registration Statement on Form 10, the final version of which was included as Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on July 3, 2024. Many of these accounting policies require judgment and the use of estimates and assumptions when they are applied in the preparation of our financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates.

BUSINESS
Overview
Sunrise Realty Trust, Inc. is a real estate focused debt fund, actively pursuing opportunities to finance transitional commercial real estate projects located across the Southern U.S. SUNS is an integral part of the platform of affiliated asset managers under the Tannenbaum Capital Group (“TCG”). SUNS is led by a veteran team of commercial real estate investment professionals and its external manager, Sunrise Manager LLC (our “Manager”), which, alongside other TCG platform asset managers pursuing similar or adjacent opportunities, are supported by the marketing, reporting, legal and other non-investment support services provided by the team of professionals within the TCG platform. Our and our Manager’s relationship with TCG provide us with investment opportunities through a robust relationship network of commercial real estate owners, operators and related businesses as well as significant back-office personnel to assist in management of loans.
Our focus is on originating and investing in secured commercial real estate (“CRE”) loans and providing capital to high-quality borrowers and sponsors with transitional business plans collateralized by CRE assets with opportunities for near-term value creation, as well as recapitalization opportunities. SUNS intends to further diversify its investment portfolio, targeting investments in senior mortgage loans, mezzanine loans, B-notes, commercial mortgage-backed securities (“CMBS”) and debt-like preferred equity securities across CRE asset classes. We intend for SUNS’ investment mix to include loans secured by high quality residential, including multi-family, condominiums and single-family residential communities, retail, office, hospitality, industrial, mixed-use and specialty-use real estate. As of September 30, 2024, SUNS’ portfolio of loans had an aggregate outstanding principal of approximately $97.5 million.
Our investment focus includes originating or acquiring loans backed by single assets or portfolios of assets that typically have (i) an investment hold size of approximately $15-100 million, secured by CRE assets, including transitional or construction projects, across diverse property types, (ii) a duration of approximately 2-5 years, (iii) interest rates that are determined periodically on the basis of a floating base lending rate (e.g., SOFR) plus a credit spread, (iv) a loan-to-value (“LTV”) ratio of no greater than approximately 75% on an individual investment basis and (v) no more than approximately 75% loan-to-value across the portfolio, in each case, at the time of origination or acquisition, and are led by experienced borrowers and well-capitalized sponsors with high quality business plans. Our loans typically feature origination fees and/or exit fees. We target a portfolio net internal rate of return (“IRR”) in the low-teens, which we believe may increase to the mid-teens after including total interest and other revenue from the portfolio, including loans funded from drawing on our leverage, net of our interest expense from our portfolio lenders. We are also targeting a near- to mid-term target capitalization of one-third equity, one-third secured debt availability and one-third unsecured debt. We do not expect to be fully drawn on our secured debt availability and, as a result, we are targeting an expected leverage ratio of 1.5:1 debt-to-equity.
As of November 7, 2024, we had a potentially actionable pipeline of approximately $1.2 billion of commercial real estate deal commitments under review by our Manager, and have signed non-binding term sheets for approximately $235.4 million of commitments. To date, we have closed on each non-binding term sheet we have executed. However, we are in varying stages of our review and have not completed our due diligence process with respect to the transactions we are currently reviewing and for which we have signed term sheets. As a result, there can be no assurance that we will move forward with any of these potential investments.
In July 2024 we separated from AFC through a Spin-Off transaction. The separation was effected by the transfer of AFC’s commercial real estate portfolio, from AFC to us and the distribution of all of the outstanding shares of our common stock to all of AFC’s shareholders of record as of the close of business on July 8, 2024. As a result of the Spin-Off, we are now an independent, public company trading under the symbol “SUNS” on the Nasdaq Capital Market.
We are an externally managed Maryland corporation and intend to elect to be taxed as a REIT under Section 856 of the Code, commencing with our taxable year ending December 31, 2024. We believe our organization and current and proposed method of operation will enable us to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income, distribution and other tests described under “U.S. Federal Income Tax Considerations—Taxation,” which in turn depends, in part, on our operating results and ability to obtain financing. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act.
Target Investments and Portfolio
We invest in transitional CRE assets located in the Southern U.S., including ground-up development and recapitalization transactions, with an emphasis on direct origination of loans with borrowers. We typically invest in loans that have the following characteristics:
•target deal size of $15 million to $250 million;
•investment hold size of $15 million to $100 million;
•secured by CRE assets, including transitional or construction projects, across diverse property types;
•located primarily within markets in the Southern U.S. benefiting from economic tailwinds with growth potential;
•interest rates that are determined periodically on the basis of a floating base lending rate (e.g., SOFR) plus a credit spread;
•no more than approximately 75% loan-to-value on an individual investment basis and no more than approximately 75% loan-to-value across the portfolio, in each case, at the time of origination or acquisition;
•duration of approximately 2-5 years;
•origination fees and/or exit fees;
•significant downside protections; and
•experienced borrowers and well-capitalized sponsors with high quality business plans.
The allocation of capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to changes in prevailing market conditions, including with respect to interest rates and general economic and credit market conditions as well as local economic conditions in markets where we are active.
Southern U.S.
Our investments are primarily concentrated in those states/districts that SUNS considers to be part of the Southern U.S. Those states/districts include AL, AR, DE, FL, GA, KY, LA, MD, MS, NC, OK, SC, TN, TX, VA, WV and D.C. Within its targeted geographic region, we expect that the following states, which are and are expected to continue exhibiting above average population and employment growth, will represent a greater share of the overall geographic exposure: GA, FL, NC, SC, TN and TX.
Commercial Real Estate Sub-Industries
With respect to investment type, the specific commercial real estate sub-industries that SUNS intends to primarily invest in include multi-family, condominiums, retail, office, hospitality, industrial, mixed-use and specialty-use real estate.
Credit Quality
We intend for our investment mix to include high quality multi-family, condominiums, retail, office, hospitality, industrial, mixed-use and specialty-use real estate. We believe that our Manager’s expected rigorous investment process on behalf of us will enable us to make investments with potential for value creation as we seek to provide capital to strong sponsors with readily executable business plans while endeavoring to implement significant downside protections.

Current and Prospective Portfolio
We intend to maintain a direct origination platform, produce a large universe of opportunities through multiple sourcing channels, then select the most attractive investments for comprehensive due diligence. As of November 7, 2024, our portfolio consisted of loans to six different borrowers.
In January 2024, we and SRT, an affiliate of AFC and ours, purchased an aggregate of approximately $56.4 million in loan commitments in a secured mezzanine loan facility, of which approximately $28.2 million of principal has been funded by us and another approximately $28.2 million of principal has been funded by SRT. We and SRT are each 50.0% syndicate lenders in the secured mezzanine loan facility. Approximately $16.9 million was established as reserves, for the payment of interest and other costs and expenses, which is fully funded and held by an affiliated agent on the loan. The lenders have a right to convert the mezzanine loan to a first priority mortgage loan after the repayment of the existing senior loan and subject to certain other terms and conditions. The secured mezzanine loan bears interest at an annual rate of SOFR plus a 15.31% spread, subject to a SOFR floor of 2.42%. At the end of February 2024, we and SRT entered into an amendment to the secured mezzanine loan, which among other things, (1) extended the maturity date to May 31, 2024 and (2) amended the SOFR floor from 2.42% to 4.00%. In May 2024, we and SRT entered into an amendment to the secured mezzanine loan and purchased approximately $2.5 million of the senior loan, of which approximately $1.3 million has been funded by us and another $1.3 million has been funded by SRT. The senior loan bears interest at an annual rate of SOFR plus a 3.48% spread, subject to a SOFR floor of 2.42%, and matures on November 30, 2024. The amendment to the secured mezzanine loan, among other things, (1) extended the maturity date to November 30, 2024 and (2) replenished the interest reserves held by the administrative agent on the loan in an amount of approximately $9.6 million, for the payment of interest and other costs and expenses. In August 2024, we and SRT entered into amendments to the existing secured mezzanine and senior loan credit agreements for the mixed-use property in Houston, Texas. The amendments, among other things, (i) extended the maturity date on both loans from November 2024 to February 2026, (ii) modified the senior loan interest rate from floating (3.48% plus SOFR, SOFR floor of 4.0%) to fixed 12.5% and (iii) included a $12.0 million upsize to the senior loan, of which we have commitments for $6.0 million and SRT has commitments for the rest. The property securing the loan is a mixed-use (for-sale residential, retail and hotel) project located in Houston, Texas. A portion of the proceeds are being used to facilitate the completion of construction.
In January 2024, we and SRT entered into a secured mezzanine loan facility consisting of an aggregate of approximately $56.4 million in loan commitments, of which approximately $20.7 million of principal was funded by us as a result of our participation interest in the loan and another approximately $20.7 million of principal was funded by SRT. The secured mezzanine loan commitments were issued by us and SRT at a discount of 1.0% for a net funding amount of approximately $20.4 million each, respectively. The $56.4 million of total commitments includes $15.0 million of unfunded commitments which was established to be drawn to pay interest on the secured mezzanine loan, of which we are responsible for $7.5 million. The $15.0 million of unfunded commitments are anticipated to be drawn over the life of the loan. We and SRT are each 50.0% syndicate lenders in the secured mezzanine loan facility. The secured mezzanine loan bears interest at an annual fixed rate of 13.00% and matures in May 2027, which the borrower may extend, at its option and subject to meeting certain terms and conditions, to May 2028. The mezzanine loan facility is secured by a security interest in all of the equity interests held by the borrower in its wholly-owned subsidiary. The property securing the loan is a 424-unit multi-family (with a component of ground-floor retail) project that is under construction and is located in Sarasota, Florida. A portion of the proceeds are being used to facilitate the completion of construction.
In July 2024, we and SRT entered into a senior secured mortgage loan for a total aggregate commitment amount of approximately $35.2 million for the refinance of an active adult multi-family residential rental development in southwest Austin, Texas. We committed a total of approximately $14.1 million and SRT committed the remaining approximately $21.1 million. The senior secured loan was issued at a discount of 1.0% and matures in three years. At closing, we funded approximately $11.4 million and SRT funded approximately $17.0 million. The loan bears interest at a rate of SOFR plus 4.25%, with a rate index floor of 4.75%. The senior secured loan is secured by a deed of trust on the property and any deposit and reserve accounts established by the terms of the senior secured loan. The proceeds of the senior secured loan will be used to, among other things, fund the completion of construction and other reserves and refinance existing debt.
In July 2024, we and SRT entered into a senior secured mortgage loan for a total aggregate commitment amount of $42.0 million for the refinance of a luxury hotel component of a 20-story mixed-use project in San Antonio, Texas.

We committed a total of approximately $27.3 million, and SRT committed the remaining $14.7 million. The senior secured loan was issued at a discount of 1.0% and matures in three years. At closing, we funded approximately $25.0 million and SRT funded approximately $13.5 million. The senior secured loan bears interest at a rate of SOFR plus 6.35%, with a rate index floor of 4.50%. The senior secured loan is secured by a first-priority mortgage on the property and a security interest in all of the equity interests held by the borrower. The proceeds of the senior secured loan will be used to, among other things, fund the completion of reserves and refinance existing debt.
In August 2024, we, along with our affiliates, entered into a $75.00 million senior secured revolving loan and a $85.00 million senior mortgage loan for a total aggregate commitment amount of $160.00 million for the construction of a master-planned single-family residential home community and property development in Palm Beach Gardens, Florida. We committed a total of approximately $18.75 million and $21.25 million to the revolving loan and mortgage loan, respectively, and funded $8.77 million and $18.76 million towards each respective loan at close. Affiliates committed the remaining $56.25 million and $63.75 million towards the revolving loan and mortgage loan, funding $26.32 million and $56.29 million, respectively, at close. The revolving loan and mortgage loan were each issued at a discount of 1.25%. The revolving loan bears interest at a rate of SOFR plus 6.25%, with a rate index floor of 4.00%, and unused fee of 2.00%. The proceeds of the revolving loan will be used to, among other things, fund the completion of reserves, fund home construction costs and refinance existing debt. The mortgage loan bears an interest rate of SOFR plus 8.25%, with a rate index floor of 4.00%. The proceeds of the mortgage loan will be used to, among other things, fund the completion of construction and other reserves and refinance existing debt. The mortgage loan and the revolving loan each mature in three years. The loans are each secured by senior first mortgage lien on the property and a security interest in all of the equity interests held by the borrower.
In November 2024, we and affiliated co-investors entered into a whole loan (the “Whole Loan”) consisting of an aggregate of $96.0 million in loan commitments. The property securing the loan is a development site and related condominium project located in Fort Lauderdale, Florida. The proceeds are expected to be used to commence and facilitate construction. We committed a total of $30.0 million and affiliated co-investors committed $60.0 million, with the remaining $6.0 million committed by an unaffiliated investor (the “Originating Lender”). At closing, we funded approximately $3.6 million, the affiliated co-investors funded approximately $7.2 million and the Originating Lender funded approximately $0.7 million. The Whole Loan is split into a Senior Loan and Mezzanine Loan, each with two A-Notes ($62.4 million of the total commitment amount) and two B-Notes ($33.6 million of the total commitment amount, of which $6.0 million was committed by the Originating Lender). The A-Notes bear interest at a rate of SOFR plus 4.75%, with a rate index floor of 4.75%. The B-Notes bear interest at a rate of SOFR plus 11.00%, with a rate index floor of 4.75%. The A-Notes and B-Notes were issued at a discount of 1.0% and mature in 26 months, subject to two, six-month extension options.
Our Manager or an affiliated fund has executed the following non-binding term sheets for loans for which we expect to fund a portion of the commitment amount in accordance with our allocation policy and we expect an affiliated co-investor to fund most of the remaining portion of the loans.
•A secured mezzanine loan consisting of an aggregate of approximately $26.0 million in loan commitments. The property securing the loan is the development site and related multifamily project located in Miami, Florida. The proceeds are expected to be used to commence and facilitate construction.
•A senior secured mortgage loan consisting of an aggregate of approximately $79.8 million in loan commitments. The property securing the loan is the development site and related condominium project located in Naples, Florida. The proceeds are expected to be used to commence and facilitate construction.
•A senior secured mortgage loan consisting of an aggregate of approximately $72.6 million in loan commitments. The property securing the loan is the development site and related net leased credit tenant project located in New Orleans, Louisiana. The proceeds are expected to be used to commence and facilitate construction.
•A senior secured mortgage loan consisting of an aggregate of approximately $57.0 million in loan commitments. The property securing the loan is an operating hospitality project located in Austin, Texas. The proceeds are expected to be used to refinance the existing mortgage and provide reserves for carry costs.
As of November 7, 2024, we had a potentially actionable pipeline of approximately $1.2 billion of commercial real estate deal commitments under review by our Manager, and have signed non-binding term sheets for approximately $235.4 million of commitments. To date, we have closed on each non-binding term sheet we have executed. However, we are in varying stages of our review and have not completed our due diligence process with respect to the deals we are currently reviewing and for which we have signed term sheets. As a result, there can be no assurance that we will move forward with any of these potential investments.
Market Opportunity
We plan to capitalize on developments in CRE credit markets where non-bank lenders have provided an increasing share of CRE financings as a result of the capital shortage caused by the development, rehabilitation and re-capitalization of assets across the U.S., and particularly in the Southern U.S. We believe this shift is caused by two recent changes: (1) substantially lower amounts of bank capital being made available for transitional real estate assets due to tighter lending parameters, regulatory requirements and portfolio issues; and (2) dislocations and declining liquidity caused by the rapid rise in interest rates that began in March 2022. We believe that this represents a paradigm shift relative to the low interest rate environment observed over the past ten years, which was characterized by an abundance of cheap capital. We believe that non-bank lenders can take advantage of banks’ recent retrenchment and lack of capital, as well as the current interest rate environment, to generate higher returns with lower leverage levels. Additionally, we are not burdened by the same regulatory hurdles facing traditional lenders, which we believe will better allow us to structure attractive credit positions without taking undue risk or excessive leverage.
We intend to focus on the Southern U.S. due to: (1) positive demographic trends, including accelerated migration patterns resulting from COVID-19 and the resulting shortage in residential and commercial real estate supply; and (2) our local presence, knowledge and network of brokers and sponsors in these markets.
Large and Deep Addressable Market Facing Dislocations
Since 2018, banks have significantly increased their issuance of CRE loans. According to the Federal Deposit Insurance Corporation (the “FDIC”), over the last five years, banks’ exposure to U.S. CRE markets has risen approximately $1 trillion in aggregate, nearing $4 trillion in total, with bank investments broadly distributed across CRE loan types. The current environment of higher interest rates and declining liquidity has caused severe issues across these loan portfolios.
Historically, for CRE projects, higher interest rates typically result in: (1) decreased valuations; (2) lower occupancy rates; (3) construction/development delays; and (4) reduced liquidity (i.e., fewer options for borrowers). Each of these changes increases the default risk of CRE loans on bank balance sheets, and as these effects typically happen in tandem, the impact is magnified. For example, many CRE loans have short terms with balloon payments and in a higher rate environment, refinancing these loans becomes challenging and expensive. In an environment of declining valuations and occupancy rates, however, borrowers of these loans have even less ability to secure favorable refinancing terms, further increasing default risk.
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(1)Newmark Research Data.
(2)Other CRE Loans include real-estate investor loans and other assets linked to commercial properties.

Banks entered 2023 facing new regulations (Basel III), an office sector crash, rising interest rates and declining liquidity, forcing them to curtail their lending activity. Regional bank turmoil and sustained rate hikes in 2023 further amplified bank retrenchment from CRE lending and forced some lenders to liquidate existing loan portfolios to improve balance sheet liquidity. In addition, higher rates coupled with the slowdown in the structured credit markets (warehouse lines and CLOs) has eroded lender margins, causing some to exit.
With banks and other traditional lenders halting lending or unable to bridge funding gaps due to lower leverage targets, we believe that there is a large and immediate need for capital from non-traditional capital providers to support transitional CRE business plans. CRE is a capital intensive asset class with a consistent need for debt financing for development, rehabilitation and recapitalizations. We believe that the U.S. CRE debt market is capable of delivering predictable income streams with significant downside protection through an economic cycle.
Further, the current environment of elevated interest rates combined with reduced CRE valuations present compelling lending opportunities. Declines in real estate values reduces new lender risk in the form of lower LTV ratios: originated loans placed at approximately 70% LTV (based on valuations as of July 2024) represent approximately 55% LTV of peak asset valuations. In addition, higher benchmark rates (Treasury Rate and SOFR) as well as elevated spreads enhance net interest margins, which we believe results in greater opportunity for outsized returns.
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*Based on management estimates. Provided for illustrative purposes only and does not reflect the terms of any specific capital structure.
(1)Valuation decline based on Green Street Commercial Property Price Index as of July 2024 (~20% decline from recent peak).
(2)Source: Cushman & Wakefield, Green Street Advisors.
(3)Source: Average of apartment, industrial, office, self-storage, senior housing, single-family rental, and strip center sectors.
(4)LIBOR used for Dec 2019; SOFR used for July 2024.
We believe that, in times of dislocation, the risk-adjusted returns available in the U.S. CRE debt market offer an attractive investment opportunity and support an allocation from opportunistic investors.
High Volume of Near-Term CRE Loan Maturities
CRE debt transactions are typically financed with short duration loans, which amplifies the need for a consistent supply of fresh capital for both new originations and rollover financings. We expect that a high volume of near-term maturing debt will lead to substantial demand for CRE debt capital. According to S&P Global, over $2.1 trillion in loans across CRE sectors are set to mature in 2025 and 2026, with approximately $832 billion of loans carrying senior debt LTVs of 80% or greater maturing from 2024 through 2028.
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(1)Green Street, NCREIF, RCA, Trepp, MBA, Newmark Research. Loans with an estimated senior debt LTV of 80% or greater are potentially troubled. The loans are marked-to-market using an average of cumulative changes in the Dow Jones REIT sector price indices, REIT sector enterprise value indices and Green Street sector CPPI.
The actions of bank regulators have enabled banks and other lenders to extend maturing loans rather than force repayments that may result in capital impairment. The rapid rise in interest rates from March 2022 to September 2023, coupled with this backlog of refinancing needs is causing banks to seek repayment to recover capital and shore up liquidity. Additionally, many loans contain rate caps which are naturally expiring as loan terms come due (see chart below from Cred-iq.com). The currently elevated interest rates have made purchasing these caps, previously struck at low levels, uneconomical. We believe that the most pressing gap is for subordinate financings, as we believe banks who are continuing to lend look to reduce leverage levels. Maturing loans, plus expiring rate caps, will create opportunities for alternative lenders who can bridge the gap and offer borrowers gap financing to complete their capitalizations. We anticipate that lenders who can take advantage of this dislocation will be able to generate equity-like returns with debt-like risk, with leverage levels significantly below where they have been over the last decade.

Migration Patterns and Business Growth Driving Demand for CRE in the Southern U.S.
According to the 2022 Allied US Migration Report, population and employment migration to the Southern U.S. has long been occurring, but COVID-19 has accelerated this growth. These trends have caused the Southern U.S. to benefit from increased population, employment and real GDP growth, as per the U.S. Bureau of Economic Analysis.
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(1)U.S. Census Bureau Data; CoStar Market Data; Federal Reserve Bank of St. Louis
(2)Target states include: FL, TX, NC, SC, TN, and GA.
Personal income growth in our target states is outpacing the U.S. average, largely due to corporations moving to the Southern U.S.
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(1)U.S. Bureau of Economic Analysis; Federal Reserve Bank of St. Louis.
(2)Target states include: FL, TX, NC, SC, TN, and GA.
We expect these migration and growth trends to continue for the foreseeable future given the favorable business environment, climate, taxes, access to intellectual capital and lower fixed expenses available in the Southern U.S.

COVID-19’s acceleration of pre-existing migration patterns and business growth in the Southern U.S. has driven increased unmet demand for CRE in the Southern U.S. We anticipate that the CRE supply lag in the Southern U.S. will worsen in the coming years due to the reduced access to capital from traditional CRE lenders discussed above, which we believe will provide a consistent flow of investment opportunities in our target states and investment types.
Higher Rates and Decreased Competition
From March 2022 to July 2023, the Federal Reserve embarked on an aggressive rate hiking cycle, ending a four-decade bond bull market characterized by cheap and abundant capital. Credit markets have experienced tremendous disruption, including the failure of Silicon Valley Bank and Signature Bank in Spring 2023; the iShares 20 Plus Year Treasury Bond ETF is off over 46% from its all time closing high in 2020 (as of October 25, 2024). Implied bank lending rates suggest that an elevated rate environment (especially relative to the recent decade) will persist into 2025 (see chart below from the Federal Reserve Bank of St. Louis). As a result, it is anticipated that borrowers will have difficulty refinancing oversized debt tranches and servicing the cost of new debt capital.
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Source: Federal Reserve Bank of St. Louis
We believe that this market environment bodes well for lenders who can provide subordinated debt tranches and serve as “rescue capital” where borrowers otherwise would be required to support existing equity investments. We believe that many borrowers will prefer to utilize mezzanine loans and/or debt-like preferred equity securities to plug gaps.
Historically, many lenders relied upon high degrees of low-cost leverage, enabling them to compete aggressively on pricing offered to borrowers. These relatively highly-levered lenders have pulled back due to: (1) their inability to access the aforementioned cheap financing in the current market environment; and (2) portfolio issues that resulted from their aggressive use of leverage. We believe that lenders with capital to deploy and more conservative leverage profiles, like our company, will be able to take advantage of these dynamics to obtain better pricing at lower leverage points than has existed over the last several years. Additionally, highly leveraged lenders may become sources of deal flow if they are forced to sell positions to cover margin calls or investor redemptions.
Potential Opportunities for Immediate Deployment
Our opportunity set is expected to encompass the following categories, with the volume of each dependent on currently elevated interest rates declining at the expected rates, the supply of fresh capital that enters the CRE lending space, and continued migration trends to the Southern U.S. We believe the following will be the most actionable areas of focus over the next several years:
1.New loan originations for well-capitalized sponsors with high-quality business plans that would have borrowed at lower rates and higher leverage levels over the last decade;
2.Recapitalization transactions of high-quality assets for borrowers with maturing loans or rate cap expirations, who in addition to refinancing existing lenders may need incremental capital to satisfy further repositioning and carrying costs, or may need additional time to achieve lease-up or other milestones prior to receiving permanent financing or engaging in an asset sale;

3.Special situations investments where equity investors may seek portfolio-level liquidity and we can provide a loan backed by a diversified portfolio of quality assets at acceptable leverage levels; and
4.Banks or other lenders seeking to sell existing loans to generate liquidity, the selling of which may be involuntary due to capital calls or investor redemptions and may be done at a discount to par.
We believe that the current market climate will produce a robust pipeline of quality lending opportunities in markets in the Southern U.S. experiencing strong growth and demand tailwinds characterized by:
1.Conservative leverage levels;
2.Improved lender protections; and
3.Higher absolute returns relative to the last decade.
Our investment portfolio is expected to comprise a spectrum of CRE asset classes, including high quality multifamily, condominiums, industrial, office, retail, hospitality, mixed-use and specialty-use real estate, as well as investments including refinancings for later-and-transitional-stage assets and ground-up development.
Attractive Risk-Adjusted Return Profile
We believe that our strategy of taking advantage of declining liquidity in the CRE credit markets, combined with investing in geographies with favorable demographic tailwinds, should provide our investors a strong degree of downside protection combined with attractive risk-adjusted returns. We anticipate that recapitalization transactions driven by maturing loans or interest rate cap expirations will allow us to invest into deals that have been relatively de-risked. As an example, we may have the opportunity to invest in assets where the primary risk is lease-up of a property, as opposed to day one ground-up development risk. In these situations, equity and potentially other tranches (mezzanine, preferred equity) may be subordinated to our tranche, which may allow us to generate attractive returns with a significant cushion below.
Our ground-up development loans are expected to be secured by collateral located in Southern U.S. geographies with strong demographic and demand tailwinds. In new build or rehabilitation projects, in addition to these tailwinds, we also expect to require that borrowers contribute increased levels of equity, reducing our leverage detachment point, further enhancing credit quality. The increased levels of equity are expected to provide strong downside protection for our company, as our loans are anticipated to carry reduced loan to value ratios than were observed in our target markets as recently as a year and a half ago. As demonstrated by the below chart (from Green Street Advisors as of October 2024), historically, impairment in CRE values has been limited to the first 0-40% of the capital structure.
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Source: Green Street Advisors as of October 2024
As a result of the forces impacting CRE capital markets, including increased interest rates, lower availability of capital, and higher equity requirements, we believe that providers of subordinated debt capital will be able to consistently command mid-teens returns at lower LTV levels than were required over the last decade. These tranches provide better downside protection and more closely resemble senior leverage as compared with the prior ten years.
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Source: Based on management estimates. Provided for illustrative purposes only and does not reflect the terms of any specific capital structure.
We believe that traditional lenders are structurally challenged and will continue to pull back from the market, which will provide us with the opportunity to achieve our targeted returns for several years to come.
Investment Objective
We will seek to generate strong risk-adjusted returns by originating and investing in CRE assets located in the Southern U.S., including ground-up development and recapitalization transactions, with an emphasis on direct origination of loans with borrowers. Returns are anticipated to be generated through a combination of current and/or accrued interest payments, origination and exit fees, servicing fees, minimum multiple-of-capital payments and extension and other fees. We intend to primarily invest in senior mortgage loans, mezzanine loans, B-notes, CMBS and debt-like preferred equity securities across CRE asset classes.
We will seek to lend to experienced borrowers in order to: (i) finance acquisitions, (ii) refinance existing indebtedness, (iii) fund value-add and transitional business plans, or (iv) provide portfolio-level liquidity solutions directly or via purchases of existing loans. We expect that our investments will typically have the following characteristics:
•target deal size of $15 million to $250 million;
•investment hold size of $15 million to $100 million;
•secured by CRE assets, including transitional or construction projects, across diverse property types;
•located primarily within markets in the Southern U.S. benefiting from economic tailwinds with growth potential;
•interest rates that are determined periodically on the basis of a floating base lending rate (e.g., SOFR) plus a credit spread;
•no more than approximately 75% LTV on an individual investment basis and no more than approximately 75% LTV across the portfolio, in each case, at the time of origination or acquisition;
•duration of approximately 2-5 years;
•origination fees and/or exit fees;
•significant downside protections; and
•experienced borrowers and well-capitalized sponsors with high quality business plans.

Our portfolio of investments will target low-teens net IRR, which we aim to be in the mid-teens after including total interest and other revenue from the portfolio, including loans funded from drawing on our leverage, net of our interest expense from our portfolio lenders. We are targeting an expected leverage ratio of 1.5:1 debt-to-equity.
Our investment mix will likely include high quality residential, including multifamily, condominiums and single-family residential communities, industrial, office, retail, hospitality, mixed-use and specialty-use real estate.
Our investment program will primarily include senior mortgage loans, mezzanine loans, B-notes, CMBS and debt-like preferred equity securities. We may originate or purchase the above types of investments and hold them to maturity. We may also originate a whole loan and subsequently create a mezzanine loan by partnering with a senior lender (likely a national or regional bank, or an insurance company), who will acquire the senior portion of the loan from us. We believe that this structure would allow us to deliver enhanced returns to our investors while providing competitive financing rates to our borrowers. An example of this structure is shown below.
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(1)Based on an assumed thirty-six (36) month term, fully-funded at close and annual compounding for yield calculation. Based on management estimates. Provided for illustrative purposes only and does not reflect the terms of any specific loan or borrower.
(2)The entire 1.25% original issue discount (OID) is being allocated exclusively to the subordinate tranche, amounting to 4.375% of its $20 million balance.
The following charts summarize our target portfolio by property and transaction types.
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(1)May include mixed-use and specialty properties.
(2)Anticipated to comprise approximately 25%-50% of the portfolio. Provided for illustrative purposes only. No assurances can be given that SUNS will achieve the indicated portfolio diversification or returns.
(3)Anticipated to comprise approximately 50%-75% of the portfolio. Provided for illustrative purposes only. No assurances can be given that SUNS will achieve the indicated portfolio diversification or returns.
(4)Includes loans in documentation stage; SUNS is in varying stages of negotiation and has not completed its due diligence process with respect to projects that have not closed. As a result, there can be no assurance that these potential investments will be completed on the terms described above or at all. A component of these loans may be held through one or more affiliated co-investors.
The allocation of capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to changes in prevailing market conditions, including with respect to interest rates and general economic and credit market conditions as well as local economic conditions in markets where we are active.

Key Differentiating Factors
We believe that there is an immediate opportunity to capitalize on CRE market dislocations and declining liquidity, converging with migration trends to the Southern U.S. These opportunities are outlined below along with our view of our competitive advantages in identifying meaningful investment opportunities.
Unique Market Opportunity: A rapid rise in interest rates has caused significant impairment and disruption to the CRE capital markets. Legacy portfolio issues have caused banks and other traditional CRE lenders to retrench from CRE, and elevated interest rates have drained liquidity from the CRE capital markets. $2.0 trillion of looming CRE maturities by 2026 will have to be addressed, and capital providers with liquidity and speed of execution will be better positioned to take advantage of this market dislocation. In addition, we believe that there is a supply-demand imbalance in the Southern U.S. for CRE. COVID-19 sped up migration inflows to the Southern U.S. as market dislocations simultaneously began to halt new supply, worsening any supply-demand imbalance further. We anticipate that this supply lag will persist for the foreseeable future.
Experience and Strategic Presence: We believe that our size and institutional infrastructure, as well as our management team’s expertise in transitional real estate, distressed debt and recapitalizations; cycle-tested track record in CRE credit; deep knowledge of the Southern U.S. CRE market; and deep network of relationships across CRE markets will differentiate our company in making CRE debt investments in the Southern U.S. We maintain a strategic local presence in the Southern U.S., with our headquarters in West Palm Beach, Florida, which we believe will enhance our sourcing capabilities and local market knowledge.
Diversified Portfolio: We intend to build a diversified portfolio of CRE investments that combines the upside potential from higher-yielding investments, including mezzanine loans, B-notes, CMBS, subordinate credit and debt-like preferred equity securities, with the relative safety of a stable pool of senior mortgage loans, which we believe will maximize risk-adjusted returns for our shareholders.
TCG Platform: Our and our Manager’s relationship with TCG provide us with investment opportunities through a robust relationship network of commercial real estate owners, operators and related businesses as well as significant back-office personnel to assist in management of loans.
Strong Underlying Collateral: Our debt investments will primarily be secured by real estate assets that are expected to be diversified across asset classes, including high quality residential, including multifamily, condominiums and single-family residential communities, industrial, office, retail, hospitality, mixed-use and specialty-use real estate.
Underwriting and Investment Process
We believe that our Manager’s rigorous investment process on our behalf enables us to make investments with potential for value creation as it seeks to provide capital to strong sponsors with readily executable business plans while endeavoring to implement significant downside protections. Our investment process includes, but is not limited, to the origination, underwriting, investment committee review, legal documentation and post-closing steps outlined below.

Origination	Underwriting	Investment Committee	Legal Documentation and Post-Closing
•Direct origination platform works to create enhanced yields by originating and structuring investments, as well as implementing enhanced controls
•Platform drives increased deal flow, which provides for improved deal selectivity
•Allows for specific portfolio construction and a focus on higher quality investment opportunities

•Disciplined underwriting process leads to a highly selective approach
•Underwriting team focuses on collateral and sponsor analysis, business plan review and exit strategy
•Other tools that we frequently use to verify data, include but are not limited to: appraisals, comparable analyses, environmental reports, site visits, and background checks

•Focused on managing credit risk through comprehensive investment review process
•The investment committee must approve each investment before commitment papers are issued
•Members of the investment committee include: Leonard M. Tannenbaum and Brian Sedrish

•Investment team works alongside external counsel to negotiate creditor agreements and other applicable agreements
•Emphasis is placed on financial covenants and a limitation of actions that may be adverse to lenders
•Portfolio is proactively managed to monitor ongoing performance and loan covenant compliance

We require a significant amount of information from each of our borrowers and on any guarantors, typically including: ownership structure charts; the borrower’s and related entities’ governing documents; a list of judgments, liens, and criminal convictions against key personnel/management; a list of pending or threatened claims/litigation by or against the borrower or its guarantor(s) including the status of any claim; information about other liabilities, including loans, foreclosures and bankruptcies; lending and banking references; recent certificates of good standing for all loan party entities; and other background information such as Google, credit and Lexis/Nexis searches. We also conduct financial due diligence on borrowers including, but not limited to, reviewing: audited or certified annual financial statements for the previous year, including monthly financial statements (where available); a detailed operating budget for the forward looking year; a list of any non-recurring/extraordinary revenues or expenses for current and prior fiscal years; details of corporate overhead or other corporate eliminations; balance sheet, within 30 days of closing; the last three (3) months of bank deposits; a capitalization table; proof of insurance policies; and resumes and net worth of key personnel/management. Additionally, we conduct extensive due diligence on properties owned or leased by its borrowers and any related guarantors.
Human Capital
The Company is led by a veteran team of commercial real estate investment professionals and our Manager, which, alongside other TCG platform asset managers pursuing similar or adjacent opportunities, are supported by the marketing, reporting, legal and other non-investment support services provided by the team of professionals within the TCG platform. Our officers also serve as officers or employees of our Manager and/or its affiliates. We are externally managed by our Manager. Our Manager receives certain administrative services, including personnel, legal, accounting, human resources, clerical, bookkeeping and record keeping services from TCG Services. In addition, the Manager receives investment personnel from SRT Group. The employees of TCG Services and SRT Group have extensive financing capabilities and experience in originating, underwriting and managing real estate and cash flow financings. Our and our Manager’s relationship with TCG provide us with a robust relationship network of commercial real estate owners, operators and related businesses as well as significant back-office personnel to assist in management of loans.
The investment professionals we have access to through our Manager and TCG are valuable assets to our operations, and we believe each person is an integrated member of the team and is meaningful to our continued success. Our Manager’s team and TCG’s team meets regularly as a full team where each member will be encouraged to actively participate in a wide range of topics relating to our operations.
We believe that our Manager’s ability to attract, develop, engage and retain key personnel is essential to our operations. While we are a young company, we believe our Manager provides a committed team of investment professionals and administrative support with substantial experience in each aspect of our operations, including cash flow and real estate lending, construction and real estate development, portfolio management, corporate finance and capital markets.
Spin-Off
On February 22, 2024, AFC announced a plan to separate into two independent, publicly traded companies—one focused on providing institutional loans to state law compliant cannabis operators in the United States, the other an institutional CRE lender focused on the Southern U.S. Prior to the Spin-Off, the Company held AFC’s CRE portfolio as a wholly-owned subsidiary of AFC. On July 9, 2024, AFC completed the separation of its CRE portfolio through the spin-off of the Company from AFC (the “Spin-Off”) through a pro-rata distribution of all of the outstanding shares of our common stock to all of AFC’s shareholders of record as of the close of business on July 8, 2024 (the “Record Date”). AFC’s shareholders of record as of the Record Date received one share of our common stock for every three shares of AFC common stock held as of the Record Date. AFC retained no ownership interest in us following the Spin-Off. Prior to the Spin-Off, AFC contributed approximately $114.8 million to us in connection with the Spin-Off, comprised of its CRE portfolio and cash.
In connection with the Spin-Off, we entered into several agreements with AFC that govern the relationship between us and AFC following the Spin-Off, including the Separation and Distribution Agreement and the Tax Matters Agreement. These agreements provide for the allocation between AFC and us of the assets, liabilities and obligations (including, among others, investments, property and tax-related assets and liabilities) of AFC and its subsidiaries attributable to periods prior to, at and after the Spin-Off. Moreover, concurrent with the completion of the Spin-Off on July 9, 2024, our Management Agreement became effective. Our Manager also entered into the Administrative Services Agreement.
Effective July 1, 2024, Jodi Hanson Bond and James Fagan resigned from AFC’s Board of Directors and joined our Board of Directors. Additionally, Alexander Frank was appointed as a director of the Company and remains a director of AFC. In addition, effective July 1, 2024, Leonard M. Tannenbaum was appointed our Executive Chairman (and remains Chairman of AFC) and Brian Sedrish was appointed as our Chief Executive Officer and as a member of our Board of Directors. Brandon Hetzel continued in his role as our Chief Financial Officer and Treasurer (and remains the Chief Financial Officer and Treasurer of AFC), and Robyn Tannenbaum continued in her role as our President (and remains the President and Chief Investment Officer of AFC).
During the three and nine months ended September 30, 2024, we incurred approximately $0.0 million and $0.6 million, respectively, related to Spin-Off costs, which are recorded within professional fees in the unaudited interim statements of operations.

Organizational Chart
The ownership percentages shown in the below chart is as of November 7, 2024.
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(1)Tannenbaum Capital Group (“TCG”) is a platform for real estate and private credit focused asset managers and lenders, including Sunrise Realty Trust, Inc. (“SUNS”) and Southern Realty Trust, Inc. (“SRT”). TCG’s team of professionals provides services to the asset managers that are part of the TCG platform, including marketing, reporting, legal and other non-investment support services. Leonard Tannenbaum has a 78% interest in TCG and Robyn Tannenbaum has a 8% interest in TCG.
(2)Represents contractual relationship pursuant to which SUNS Manager provides investment advisory and related services to SUNS.
(3)Represents contractual relationship pursuant to which TCG Services LLC provides administrative personnel and services to SUNS’ Manager.
(4)Represents contractual relationship pursuant to which SRT Group LLC provides investment personnel and services to SUNS’ Manager.
(5)Represents contractual relationship pursuant to which TCG Services LLC provides administrative personnel and services to SRT Group LLC.
(6)Represents contractual relationship pursuant to which SRT Group LLC provides investment advisory and related services to SRT.
(7)Brian Sedrish is the Chief Executive Officer, a member of the investment committee, and a board member of SRT. Leonard Tannenbaum is a member of the investment committee and Executive Chairman of the board of directors of SRT. Robyn Tannenbaum is the Head of Capital Markets of SRT.
(8)Serves as the agent for certain loans of SUNS.
(9)Brian Sedrish, our Chief Executive Officer, is expected to be granted approximately     % ownership in connection with this offering, which is expected to further increase relative to the amount of equity capital raised by the Company.
Administrative Services Agreement and Services Agreement
Our Manager has entered into the Administrative Services Agreement with TCG Services, an affiliate of our Manager and Leonard M. Tannenbaum, our Executive Chairman, and Robyn Tannenbaum, our President, that sets forth the terms on which TCG Services provides to us certain administrative services, including providing personnel, office facilities, information technology and other equipment and legal, accounting, human resources, clerical, bookkeeping and record keeping services at such facilities and other services that are necessary or useful for us.
Our Manager has also entered into a Services Agreement with SRT Group, an affiliate of the Manager, Leonard M. Tannenbaum, Robyn Tannenbaum, Brian Sedrish our Chief Executive Officer, and Brandon Hetzel, our Chief Financial Officer, that sets forth the terms on which SRT Group provides investment personnel to us.

Conflicts of Interest
Numerous conflicts of interest exist after the Spin-Off based upon the numerous arrangements and/or agreements between the parties. For example, our Chief Executive Officer, Brian Sedrish also serves as Chief Executive Officer of SRT, a private vehicle that elected to be treated as a REIT with an investment strategy to provide capital solutions to CRE markets in the Southern U.S., similar to SUNS, and our Manager and its affiliates are not precluded from providing services to or managing a business with the same investment strategies as us. For more information, see “Risk Factors—There are various conflicts of interest in our relationship with our Manager that could result in decisions that are not in the best interests of our shareholders.”
Legal Proceedings
From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business. Furthermore, third-parties may try to seek to impose liability on us in connection with our loans. As of November 7, 2024, we were not subject to any material legal proceedings.
Headquarters
We currently maintain our executive offices at 525 Okeechobee Blvd., Suite 1650, West Palm Beach, FL 33401.
Emerging Growth Company
As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. We will continue to be an emerging growth company until the earliest to occur of the following: (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which generally means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.
Until we cease to be an emerging growth company, we plan to take advantage of reduced reporting requirements generally unavailable to other public companies. Those provisions allow us to do the following:
•provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation;
•not provide an auditor attestation of our internal control over financial reporting as required under Sarbanes-Oxley; and
•not hold a nonbinding advisory vote on executive compensation.
We have elected to adopt the reduced disclosure requirements described above for purposes of this prospectus. In addition, for so long as we qualify as an emerging growth company, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.
In addition, the JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

MANAGEMENT
We operate under the direction of our Board, which is responsible for directing the management of our business and affairs. Our Board has retained our Manager to manage our loans and day-to-day operations, subject to the terms of our Management Agreement and the supervision of our Board. We do not have any employees. Our loans are sourced and overseen by the members of our Manager’s team, which has access to the services of over 30 professionals, including six investment professionals, through the Administrative Services Agreement with TCG Services and Services Agreement with SRT Group, and certain of whom are also our officers.
Directors and Executive Officers
The following table sets forth certain information concerning our directors and our executive officers, who, alongside our Manager and TCG Services, assist in our day-to-day operations:

Directors and Executive Officers	Age	Position/Title
Alexander Frank	66	Lead Independent Director
Leonard M. Tannenbaum	53	Executive Chairman
Brian Sedrish	51	Chief Executive Officer and Director
Jodi Hanson Bond	54	Independent Director
James Fagan	66	Independent Director
Brandon Hetzel	38	Chief Financial Officer and Treasurer
Robyn Tannenbaum	39	President
Alexander Frank - Lead Independent Director. Mr. Frank has served as our lead independent director since July 2024. Mr. Frank also currently serves as a director of AFC. Mr. Frank has more than 30 years of experience in financial and operational infrastructure. He previously worked at Fifth Street, which he joined in September 2011 and during his tenure through September 2017, he held various positions and was responsible for the operations of the company during his tenure from 2011 to 2017. Since retiring in September 2017, Mr. Frank has served as a board member at Fifth Street. He was the Chief Operating Officer and Chief Financial Officer of Fifth Street from the time of its initial public offering in 2014 to its sale to Oaktree in 2017. From September 2008 to March 2011, he served as a Managing Director and Chief Financial Officer of Chilton Investment Company LLC, a global investment management firm. Prior to that, Mr. Frank spent over 22 years at Morgan Stanley, having served as global head of institutional operations, global corporate controller and chief financial officer of U.S. broker/dealer operations and global treasurer. In his roles, he oversaw various securities infrastructure services, creating efficiencies throughout the organization, and managed all aspects of the internal and external financial control and reporting functions. Mr. Frank began his career in audit and tax accounting at Arthur Andersen LLP before joining Morgan Stanley in 1985. He received an M.B.A. from the University of Michigan and a B.A. from Dartmouth College. Mr. Frank brings to our Board a deep knowledge of financial management. He provides our Board with key insights to the financial markets, capital raising activities, and the management of a large, complex business.
Leonard M. Tannenbaum - Executive Chairman. Mr. Tannenbaum has served as our director since February 2024, and in connection with the Spin-Off, he serves as our Executive Chairman. Mr. Tannenbaum is responsible for our overall management and, in his capacity as a principal of our Manager, leads the Investment Committee, which is responsible for overseeing investment processes including origination, credit underwriting, risk analysis and loan approvals. Mr. Tannenbaum has extensive leadership experience, including his experience as the founder of AFC and its Chief Executive Officer from July 2020 until September 2023 and its Chief Investment Officer from November 2023 until October 2024 and as the founder of Fifth Street, and its Chief Executive Officer from its inception in 1998 until October 2017 when substantially all of its assets were sold to Oaktree Capital Management (“Oaktree”). Prior to such sale to Oaktree, Fifth Street had a core focus on disciplined credit investing across multiple economic cycles, and issued billions of dollars in public equity, private capital and public debt securities. Fifth Street made flexible investments across capital structures to growing middle market companies, primarily in conjunction with private equity sponsors. It managed approximately $5 billion of assets across multiple private investment vehicles and two publicly-traded business development companies. Fifth Street dissolved and liquidated its operations in the first half of 2022 and since its asset sale to Oaktree, it has had no revenue generating operations and makes no investments. Mr. Tannenbaum had a controlling interest in Fifth Street Subsequent to the sale to Oaktree in 2017, Mr. Tannenbaum founded Tannenbaum Capital Group, a group of affiliated investment managers that are focused on allocating capital across various strategies including credit and commercial real estate. Mr. Tannenbaum currently serves as a director of AFC and SRT. Mr. Tannenbaum graduated from The Wharton School of the University of Pennsylvania, where he received a B.S. in economics. Subsequent to his undergraduate degree from the University of Pennsylvania, he received an MBA in Finance from The Wharton School as part of the submatriculation program. He is also a holder of the Chartered Financial Analyst designation and is a member of The Wharton Graduate Executive Board. Mr. Tannenbaum brings extensive financing industry and leadership experience to our Board. He provides our Board with critical understanding of our business and knowledge of how to craft and execute on our business and strategic plans. He is the founder, and a substantial shareholder, of our Company. Mr. Tannenbaum is married to the Company’s President, Robyn Tannenbaum.
Brian Sedrish - Chief Executive Officer and Director. Mr. Sedrish has served as our Chief Executive Officer and Director since July 2024. Mr. Sedrish has served as the Chief Executive Officer of SRT since September 2023. Mr. Sedrish previously worked as a Managing Director and Portfolio Manager at Related Fund Management from 2013 to 2023. Mr. Sedrish also worked as the Head of Commercial Real Estate Acquisitions Special Situations for Deutsche Bank. Mr. Sedrish has over 20 years of leadership experience within real estate private equity, focusing on institutional commercial real estate opportunities. Mr. Sedrish received his B.A. from University of Michigan, his M.B.A from Northwestern University and his M.P.A from Harvard University. Mr. Sedrish brings extensive commercial real estate industry and leadership experience to our Board. He provides our Board with a deep understanding of commercial real estate, financial markets, private equity and deal experience, with critical knowledge of how to execute on our business and strategic plans.
Jodi Hanson Bond - Independent Director. Ms. Bond has served as our independent director since July 2024. Since March 2020, Ms. Bond has served as the Chief Executive Officer of Quantum Wave Strategies, LLC and, since August 2020, as the President of DevryBV Sustainable Strategies. From October 2017 to September 2019, Ms. Bond was the Executive Vice President and Head of Government and Industry Relations at Chubb Limited. Previously, Ms. Bond served as an Independent Director at Fifth Street from March 2017 to June 2021. From October 2011 to October 2017, Ms. Bond was the Senior Vice President, International at the U.S. Chamber of Commerce and the President and a member of the Board of Directors for several U.S. Chamber of Commerce subsidiaries, including U.S.-Colombia Business Council, Association of American Chambers of Commerce of Latin America and the Caribbean, Brazil-U.S. Business Council, U.S.-Argentina Business Council, and U.S.-Cuba Business Council. Ms. Bond is also a member of the National Association of Corporate Directors and the Economic Club of Washington. Ms. Bond has been a director of AFC since 2020 and resigned as a director of AFC, in connection with the Spin-Off. Ms. Bond received her M.A. in Government from Johns Hopkins University and her B.A. in Politics from Whitman College. Ms. Bond’s experience as a global business practitioner and her executive leadership positioning for corporate advancement and business strategy development across various countries bring meaningful insight to our Board.
James Fagan - Independent Director. Mr. Fagan has served as our independent director since July 2024. Mr. Fagan has 40 years of CRE experience having worked and held senior positions with both CBRE Group, Inc. (“CBRE”) and Cushman & Wakefield, Inc. (“C&W”). His responsibilities have included supervising different offices for both CBRE & C&W in the New York metropolitan region, including Connecticut, Long Island, New Jersey and Manhattan. Mr. Fagan has acted as a broker on hundreds of millions dollars’ worth of transactions in both leasing and capital markets arenas. Mr. Fagan also has been a leader in implementing acquisitions and strategic initiatives undertaken by both CBRE and C&W. Mr. Fagan has been a director of AFC since 2023 and resigned as a director of AFC, in connection with the Spin-Off. He is a graduate of the University of Connecticut. Mr. Fagan brings to our Board extensive commercial real estate industry knowledge and valuable experience with the finance industry.
Brandon Hetzel - Chief Financial Officer and Treasurer. Mr. Hetzel has served as our Chief Financial Officer and Treasurer since February 2024. Mr. Hetzel also currently serves as the Chief Financial Officer of AFC, a position he has held since March 2023. Mr. Hetzel has also served as Chief Financial Officer of SRT since September 2023. Prior to joining the Company, Mr. Hetzel served as VP of Finance for a real estate development and asset management company and prior to that spent seven years with PricewaterhouseCoopers where he was a manager in the REIT audit practice. Mr. Hetzel has over fourteen years of real estate and financial management experience focused on real estate and REITs, including multi-family properties, hotels, office buildings, malls, strip centers and condominium development. Mr. Hetzel received a Master of Business Administration, Accounting BSBA and Finance BSBA from the University of Central Florida and is a licensed Certified Public Accountant.

Robyn Tannenbaum - President. Mrs. Tannenbaum has served as our President since February 2024. Mrs. Tannenbaum also currently serves as the President of AFC, a position she has held since March 2023 , and Chief Investment Officer of AFC, a position she has held since October 2024. Mrs. Tannenbaum has also served as Head of Capital Markets of SRT since September 2023. Mrs. Tannenbaum has over 7 years’ experience focusing on mergers and acquisitions and leveraged loans to healthcare companies. Additionally, she has 5 years of experience as an investor relations professional within the finance industry. Mrs. Tannenbaum formerly served as Head of Investor Relations at Fifth Street from March 2014 to October 2017 and as a Vice President in Healthcare mergers and acquisitions at CIT Group Inc. Subsequent to her time at Fifth Street, from October 2017 through July 2020, she founded and worked at REC Investor Relations, a boutique investor relations and marketing consulting firm advising healthcare and financial services companies. She graduated summa cum laude with a B.S. in Finance, with a concentration in Marketing and a Public Relations minor from Lehigh University. Mrs. Tannenbaum brings deep experience in investor relations within the finance industry, bringing meaningful insight as the President. Mrs. Tannenbaum is married to Mr. Tannenbaum.
Some of our directors and executive officers act, and some of our future directors and executive officers may act, as directors and executive officers of our Manager, its affiliates and other investment vehicles managed by our Manager, as applicable, and such directors and executive officers may own interests in such other entities from time to time.
Board of Directors
Our Board has the responsibility for establishing broad corporate policies and for our overall performance and direction, and generally oversees the management of our day-to-day operations. Our Board monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of certain of our service providers. Among other things, our Board elects our officers and either directly, or by delegation to the Audit and Valuation Committee and/or Compensation Committee, as applicable, reviews and monitors the services and activities performed by our Manager and our officers.
Our directors keep informed about our business by attending meetings of our Board and its committees and through supplemental reports and communications with our Manager and our executive officers. Our independent directors meet in executive session at which only our independent directors are present at least twice a year or such greater number as required by the rules, regulations and listing standards of the Nasdaq Capital Market. Our Lead Independent Director, Alexander Frank, acts as the presiding independent director and presides at meetings of the independent directors or non-management directors.
Our Board has designated Alexander Frank, one of our independent directors, to serve as Lead Independent Director. The Lead Independent Director serves as the liaison between management and the independent directors. The Lead Independent Director’s duties include facilitating communication with our Board and presiding over regularly conducted executive sessions of the independent directors. It is the role of the Lead Independent Director to review matters such as our Board meeting agendas, meeting schedule sufficiency and, where appropriate, other information provided to the directors; however, all directors are encouraged to, and in fact do, consult with management on each of the above topics. The Lead Independent Director and each of the other directors communicate regularly with the Executive Chairman and our Chief Executive Officer regarding appropriate agenda topics and other matters related to our Board.
Under the Bylaws, our Board may designate a chairperson to preside over the meetings of our Board and meetings of the shareholders and to perform such other duties as may be assigned to him or her by our Board. We do not have a fixed policy as to whether the chairperson of our Board should be an independent director and we believe that our flexibility to select our chairman and reorganize our leadership structure from time to time is in the best interests of our Company and our shareholders. Mr. Tannenbaum serves as the Executive Chairman. We believe that we are best served through our leadership structure with Mr. Tannenbaum serving as an Executive Chairman combined with Alexander Frank serving as Lead Independent Director. We believe that Mr. Tannenbaum’s extensive finance industry and leadership experience and critical understanding of our business and knowledge of how to craft and execute on our business and strategic plans qualifies him to serve as the Executive Chairman, and his relationship with our Manager provides an effective bridge between our Board and our Manager, thus ensuring an open dialogue between our Board and our Manager and that both groups act with a common purpose.

We believe that the leadership structure of our Board must be evaluated on a case by case basis and that our existing Board leadership structure provides sufficient independent oversight over our Manager. In addition, we believe that the current governance structure, when combined with the functioning of the independent director component of our Board and our overall corporate governance structure, strikes an appropriate balance between strong and consistent leadership and independent oversight of our business and affairs. However, we re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.
Classification of Directors
Our Board consists of five directors, classified into three classes serving staggered three-year terms, as follows:
•Class I, consisting of Leonard M. Tannenbaum and Alexander Frank, with current terms expiring at the annual meeting of shareholders to be held in 2025;
•Class II, consisting of Brian Sedrish and James Fagan, with initial terms expiring at the annual meeting of shareholders to be held in 2026; and
•Class III, consisting of Jodi Hanson Bond, with initial terms expiring at the annual meeting of shareholders to be held in 2027.
At each annual meeting of shareholders, at least one class of directors will be elected to succeed the class whose terms are then expiring and each director will hold office for the term for which he or she is elected and until his or her successor is duly elected and qualifies. At any meeting of shareholders, the presence in person or by proxy of shareholders entitled to cast a majority of the votes entitled to be cast at such meeting on any matter constitutes a quorum. A plurality of the all votes cast at a meeting of shareholders duly called and at which a quorum is present is sufficient to elect a director.
Although a majority of our entire Board may establish, increase or decrease the number of directors, the number thereof shall never be less than the minimum number required by the MGCL (which is one), nor more than 11, and a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed only for cause, and then only by the shareholders upon the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.
Except as may be provided by our Board in setting the terms of any class or series of our preferred stock, a vacancy created by an increase in the number of directors or otherwise may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.
We believe our Board collectively has the experience, qualifications, attributes and skills to effectively oversee the management of our Company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board of directors duties, a commitment to representing the best interests of our Company and our shareholders and a dedication to enhancing shareholder value.
Director Independence
Our Board reviews any relationship that each of our directors has with us, either directly or indirectly, that could interfere with exercising independent judgment in carrying out a director’s responsibilities. Our Board has determined that Alexander Frank, Jodi Hanson Bond and James Fagan meet the independence standards as set forth by the rules, regulations and listing standards of the Nasdaq and the applicable rules of the SEC.
Role of Our Board of Directors in Risk Oversight
One of the key functions of our Board is informed oversight of our risk management process. Our Board administers this oversight function directly, with support from its three standing committees, the Audit and Valuation Committee, Compensation Committee and the Nominating and Corporate Governance Committee, each of which addresses risks specific to its respective areas of oversight. In particular, as more fully described below, our Audit and Valuation Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit and Valuation Committee also monitors compliance with legal and regulatory requirements and the review and approval of our related party transactions, in addition to oversight of the performance of our internal audit function (to the extent such function is required by applicable rules and regulations). Because the Audit and Valuation Committee is already charged with approving our related party transactions, our Board has charged the Audit and Valuation Committee with overseeing amounts payable to our Manager pursuant to our Management Agreement and making recommendations to our Board with respect to our Board’s approval of the renewal of our Management Agreement. Our Compensation Committee is generally responsible for discharging the Board’s responsibilities relating to the compensation, if any, of our executive officers and directors, overseeing the expense reimbursement of our Manager and its affiliates for compensation paid by such entities to their respective employees pursuant to our Management Agreement, the administration and implementation of our incentive and equity-based compensation plans, including the 2024 Stock Incentive Plan, and the preparation of reports on or relating to executive compensation required by the rules and regulations of the SEC. Our Nominating and Corporate Governance Committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct.
Our Manager has established an Investment Committee for us, the members of which consist of employees of our Manager and/or its affiliates, and which currently includes certain affiliates of our Manager and certain of our officers. The Investment Committee works in conjunction with our Board to manage our credit risk through a comprehensive investment review process.
In addition, our Board and the Audit and Valuation Committee meet regularly with our Manager and consider the feedback our Manager provides concerning the risks related to our enterprise, business, operations and strategies. Our Manager regularly reports to our Board and the Audit and Valuation Committee on our portfolio and the risks related thereto, asset impairments, leverage position, affiliate payments (including payments made and expenses reimbursed pursuant to the terms of the Management Agreement), compliance with applicable covenants under the agreements governing our indebtedness, compliance with our qualification as a REIT and compliance with our exemption from registration as investment company under the Investment Company Act. Members of our Board are routinely in contact with our Manager and our executive officers, as appropriate, in connection with their consideration of matters submitted for the approval of our Board or the Audit and Valuation Committee and the risks associated with such matters.
We believe that the extent of our Board’s (and its committees’) role in risk oversight complements the Board’s leadership structure because it allows our independent directors, through the three fully independent Board committees, executive sessions with the independent auditors, and otherwise, to exercise oversight of risk without any conflict that might discourage critical review.
We believe that a board of directors’ role in risk oversight must be evaluated on a case by case basis and that our Board’s role in risk oversight is appropriate. However, we re-examine the manner in which our Board administers its oversight function on an ongoing basis to ensure that it continues to meet our needs.
Committees of the Board of Directors
Our Board has three committees: the Audit and Valuation Committee, Compensation Committee and the Nominating and Corporate Governance Committee, each of which meets the Nasdaq independence standards and other governance requirements for such a committee. The principal functions of each committee are briefly described below. Additionally, our Board may from time to time establish other committees to facilitate our Board’s oversight of management of our business and affairs. The charters of the Audit and Valuation Committee, Compensation Committee and the Nominating and Corporate Governance Committee are available on our website at www.sunriserealtytrust.com/investors. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.

Audit and Valuation Committee. The Audit and Valuation Committee charter defines the Audit and Valuation Committee’s principal functions, including oversight related to:
•the integrity of our financial statements;
•the qualifications and independence of any independent registered public accounting firm engaged by us;
•the performance of our internal audit function (to the extent such function is required by applicable rules and regulations) and any independent registered public accounting firm;
•the determination of the fair value of assets that are not publicly-traded or for which current market values are not readily available; and
•the entry and monitoring of related party transactions.
The Audit and Valuation Committee assists our Board in its management of our Company. In particular, the Audit and Valuation Committee (i) serves as an independent party to monitor our financial reporting processes and internal control system; (ii) discusses the audit conducted by our independent registered public accounting firm; (iii) provides an open avenue of communication among our independent registered public accounting firm, our management and our Board; and (iv) serves as an independent party to review, approve and monitor our related party transactions. The members of the Audit and Valuation Committee are appointed by our Board to serve in accordance with the Bylaws and at the discretion of our Board and may be removed or replaced by our Board at any time.
The Audit and Valuation Committee consists of no fewer than three directors. Except as may otherwise be permitted by the rules of Nasdaq and the SEC, each member of the Audit and Valuation Committee shall, in the determination of our Board be (1) an “independent director” that (a) satisfies the independence and other requirements established by Nasdaq and (b) meets the independence requirements of Section 10A of the Exchange Act, and SEC Rule 10A-3(b)(1) under the Exchange Act and (2) financially literate, as determined by our Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit and Valuation Committee. In addition, the Audit and Valuation Committee shall at all times include at least one member who has accounting or related financial management expertise, as our Board’s interprets such qualification in its business judgment.
The responsibilities of the Audit and Valuation Committee include, but are not limited to, appointment, compensation, retention and oversight of any independent registered public accounting firm engaged by us, discuss and review guidelines and policies with respect to risk assessment and risk management, review the adequacy of our internal audit function (to the extent such function is required by applicable rules and regulations), assist in performing oversight responsibilities for the internal control systems and disclosure procedures, recommend to our Board whether the financial statements should be included in reports made available to our shareholders and meet periodically with management to discuss any of the above or any identified issues.
Subject to the provisions of our related person transaction policies and procedures, the Audit and Valuation Committee is also responsible for reviewing and approving our related party transactions, including matters related to our Management Agreement. Because the Audit and Valuation Committee is already charged with approving our related party transactions, our Board has charged the Audit and Valuation Committee with overseeing amounts payable to our Manager pursuant to our Management Agreement and making recommendations to our Board with respect to our Board’s approval of the renewal of our Management Agreement. The Audit and Valuation Committee and our Board must approve any renewal of our Management Agreement.
Our Audit and Valuation Committee consists of three members, Alexander Frank, Jodi Hanson Bond and James Fagan, with Mr. Frank serving as chairperson. Our Board has affirmatively determined that Mr. Frank, Ms. Bond and Mr. Fagan each meet the definition of “independent director” based on the Nasdaq independence standards, and satisfy the independence requirements of Rule 10A-3 of the Exchange Act. Our Board has also determined that (i) Mr. Frank qualifies as an “audit committee financial expert” under SEC rules and regulations and (ii) each member of the Audit and Valuation Committee is “financially literate” as the term is defined by Nasdaq listing standards.

Compensation Committee. The Compensation Committee charter defines the Compensation Committee’s principal functions, including:
•discharging the Board’s responsibilities relating to the compensation, if any, of our executive officers and directors;
•overseeing the expense reimbursement of our Manager and its affiliates for compensation paid by such entities to their respective employees pursuant to our Management Agreement;
•administering and implementing our incentive and equity-based compensation plans, including the 2024 Stock Incentive Plan; and
•preparing reports on or relating to executive compensation required by the rules and regulations of the SEC.
The Compensation Committee has the sole authority to retain and terminate compensation consultants to assist in the evaluation of compensation matters and the sole authority to approve the fees and other retention terms of such compensation consultants. The Compensation Committee, with input from its compensation consultant, if any, and our Manager, discusses and considers potential risks that arise from our compensation practices, policies and programs.
The Compensation Committee consists of no fewer than three directors. Except as may otherwise be permitted by the rules of Nasdaq, each member of the Compensation Committee shall, in the determination of our Board be an “independent director” that satisfies the independence and other requirements established by Nasdaq. The members of the Compensation Committee shall also qualify as “non-employee directors” within the meaning of Rule 16b-3 promulgated under the Exchange Act. Our Compensation Committee consists of three members, James Fagan, Jodi Hanson Bond and Alexander Frank, with Mr. Fagan serving as chairperson. Our Board has affirmatively determined that all directors who serve on the Compensation Committee are independent under Nasdaq rules and qualify as non-employee directors within the meaning of Rule 16b-3 promulgated under the Exchange Act.
Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee charter defines the Nominating and Corporate Governance Committee’s principal functions, including:
•identifying individuals to become members of the Board, consistent with the procedures and selection criteria established by the Nominating and Corporate Governance Committee;
•periodically reviewing the size and composition of the Board and recommending to the Board such modifications to its size and/or composition as are determined by the Nominating and Corporate Governance Committee to be necessary or desirable;
•recommending to the Board the director nominees for the next annual meeting of shareholders;
•recommending to the Board individuals to fill vacant Board positions;
•recommending to the Board committee appointments and chairpersons;
•developing and recommending to the Board a set of corporate governance principles, a Code of Business Conduct and Ethics and related corporation policies, practices and procedures;
•periodically reviewing and recommending to the Board updates to our corporate governance principles, Code of Business Conduct and Ethics and related corporation policies, practices and procedures;
•monitoring the Corporation’s compliance with applicable corporate governance requirements; and
•overseeing an annual evaluation of the Board, its committees and individual directors.
The Nominating and Corporate Governance Committee consists of no fewer than three directors. Except as may otherwise be permitted by the rules of Nasdaq, each member of the Nominating and Corporate Governance Committee shall, in the determination of our Board be an “independent director” that satisfies the independence and other requirements established by Nasdaq.
Our Nominating and Corporate Governance Committee consists of three members, Jodi Hanson, James Fagan and Alexander Frank, with Ms. Bond serving as chairperson. Our Board has affirmatively determined that all directors who serve on the Nominating and Corporate Governance Committee are independent under Nasdaq rules.
Other Committees. Our Board may appoint from among its members one or more other committees, composed of one or more directors, to serve at the pleasure of our Board from time to time.

Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that seeks to identify and mitigate conflicts of interest between us and our employees, if any, directors and officers. However, we cannot assure you that these policies or the conduct of our business in accordance with applicable provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of our shareholders. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:
•honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
•compliance with applicable laws, rules and regulations;
•prompt internal reporting of violations of the code of business conduct and ethics or applicable laws to appropriate persons identified in the code;
•accountability for adherence to the code of business conduct and ethics;
•the protection of our legitimate interests, including its assets and corporate opportunities; and
•confidentiality of information entrusted to directors, officers and employees, if any, by us and our borrowers.
Any waiver of the code of business conduct and ethics for our directors or executive officers must be approved by our Board, and any such waiver shall be promptly disclosed as required by law and Nasdaq regulations.
Limitations on Liabilities and Indemnification of Directors and Officers
To the maximum extent permitted by Maryland law in effect from time to time, our Charter authorizes us to obligate ourselves, and our Bylaws obligate us, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:
•any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or
•any individual who, while a director or officer of our Company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.
The Charter and Bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours or a predecessor of ours.
We have entered into indemnification agreements with our directors and officers that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements. We do not currently carry directors’ and officers’ insurance. However, we may in the future maintain such insurance or establish a sinking fund to contribute a specified amount of cash on a monthly basis towards insuring our directors and officers against liability. See “Certain Provisions of Maryland Law and Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability” for additional information regarding the limitations on liabilities and indemnification of our directors and officers.
Compensation Committee Interlocks and Insider Participation
One of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board or our Compensation Committee. None of the members of our Compensation Committee is, or has ever been, our officer or employee.

Compensation of Our Directors
We expect to pay each of our directors an annual retainer of $50,000 in cash in equal quarterly payments of $12,500. Each director is entitled to reimbursement of reasonable expenses associated with attending board meetings. However, we do not pay our directors any fees for attending individual board or committee meetings. The Audit and Valuation Committee chairperson receives an additional $10,000 annual retainer in cash in equal quarterly payments of $2,500. The Compensation Committee chairperson receives an additional $5,000 annual retainer in cash in equal quarterly payments of $1,250. The Nominating and Corporate Governance Committee chairperson will receive an additional $5,000 annual retainer in cash in equal quarterly payments of $1,250. Directors must attend at least 75% of all meetings of the Board and all committees on which the director sits (including separate meetings of non-management directors or independent directors) in any specified fiscal year in order to be eligible to receive director compensation. If a director is also one of our executive officers, we will not pay any compensation to such person for services rendered as a director. Additionally, our directors are entitled to receive awards under our 2024 Stock Incentive Plan. For additional information regarding our 2024 Stock Incentive Plan, see “—2024 Stock Incentive Plan.”
Compensation of Our Executive Officers
We do not have any employees nor do we hire any employees who are compensated directly by us. Our loans are sourced and overseen by the members of our senior team, which currently consists of over 30 professionals. including six investment professionals, through the Administrative Services Agreement with TCG Services and Services Agreement with SRT Group. Each of our executive officers, including each executive officer who serves as a director, is employed by our Manager and/or its affiliates and receives compensation for his or her services, including services performed on our behalf, from our Manager and/or its affiliates, as applicable, except we may award equity-based incentive awards for our executive officers under our 2024 Stock Incentive Plan. Instead, we pay our Manager the fees described under “Management Compensation” and we indirectly bear the costs of the compensation paid to certain of our executive officers through expense reimbursements we pay to our Manager or its affiliates, as applicable. Pursuant to our Management Agreement, we reimburse our Manager or its affiliates, as applicable, for our fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to (i) subject to review by the Compensation Committee of our Board, our Manager’s personnel serving as our Chief Executive Officer (except when the Chief Executive Officer serves as a member of the Investment Committee prior to the consummation of an internalization transaction of our Manager by us), Chief Legal Counsel, Chief Financial Officer, Chief Marketing Officer, Managing Director and any of our other officers based on the percentage of his or her time spent devoted to our affairs and (ii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of our Manager and its affiliates who spend all or a portion of their time managing our affairs, with the allocable share of the compensation of such personnel described in this clause (ii) being as reasonably determined by our Manager to appropriately reflect the amount of time spent devoted by such personnel to our affairs. The service by any personnel of our Manager and its affiliates as a member of the Investment Committee will not, by itself, be dispositive in the determination as to whether such personnel is deemed “investment personnel” of our Manager and its affiliates for purposes of expense reimbursement. For additional information regarding fees paid to our Manager and our reimbursement obligations related to compensation of our executive officers, see “Management Compensation.” For additional information regarding our 2024 Stock Incentive Plan, see “2024 Stock Incentive Plan.”
2024 Stock Incentive Plan
Our Board has, with the approval of our shareholders, adopted the 2024 Stock Incentive Plan to promote the success of our Company and the interests of our shareholders by providing an additional means for us to attract, motivate, retain and reward directors, officers, employees and other eligible persons through the grant of awards and incentives. Equity-based awards are also intended to further align the interests of award recipients and our shareholders. Included below is a summary of some of the key terms of the 2024 Stock Incentive Plan.
Administration. The Compensation Committee has been appointed as the initial administrator of the 2024 Stock Incentive Plan. The Compensation Committee may delegate some or all of its authority with respect to the 2024 Stock Incentive Plan to another committee of directors, and certain limited authority to grant awards to employees, if any, may be delegated to one or more of our officers. The appropriate acting body, be it our Board, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to herein as the “Administrator.” The

Administrator has broad authority under the 2024 Stock Incentive Plan, including the authority to grant awards to participants it selects and to determine the terms and conditions of all awards.
Eligibility. Persons eligible to receive awards under the 2024 Plan include officers or employees of the Company or any of its subsidiaries, directors of the Company, employees of the Manager and certain directors, consultants and other service providers to the Company or any of its subsidiaries.
Authorized Shares. The current maximum number of shares of our common stock that may be delivered pursuant to awards under the 2024 Stock Incentive Plan (the “Share Limit”) equals 8% of the outstanding shares of our common stock at our Spin-Off from AFC, or 551,122 shares of our common stock. The Share Limit will automatically increase (i) upon the sale and consummation of any offering of our common stock (each such sale and offering, an “Equity Offering”), in an amount equal to ten percent (10.0%) of the total number of shares of common stock sold by us in connection with such Equity Offering and (ii) if on the last day of our fiscal year, the Share Limit has not increased during such fiscal year by an aggregate amount equal to or greater than two percent (2.0%) of the total number of shares of common stock outstanding on the first day of such fiscal year (the “Minimum Annual Increase”), then in an amount equal to the difference between the Minimum Annual Increase and the aggregate amount in which the Share Limit increased during such fiscal year, effective as of the last day of such fiscal year. Notwithstanding the foregoing, our Board may act prior to the sale and consummation of the applicable Equity Offering or the last day of such fiscal year, as applicable, to provide that an increase in the Share Limit will be a lesser number of shares of common stock than would otherwise occur pursuant to the preceding sentence. Shares that are subject to or underlie awards that expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2024 Stock Incentive Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2024 Stock Incentive Plan. Shares that are exchanged by a participant or withheld by us as full or partial payment in connection with any award granted under the 2024 Stock Incentive Plan, as well as any shares exchanged by a participant or withheld by us to satisfy tax withholding obligations related to any award granted under the 2024 Stock Incentive Plan, will not be counted against the Share Limit and will again be available for subsequent awards under the 2024 Stock Incentive Plan. To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share Limit and will again be available for subsequent awards under the 2024 Stock Incentive Plan.
Types of Awards. The 2024 Stock Incentive Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses, stock units and other forms of awards granted or denominated in our common stock or units of our common stock. The 2024 Stock Incentive Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash. We have granted and, and currently intend to continue to grant, restricted stock awards to participants in the 2024 Stock Incentive Plan, but we may also grant any other type of award available under the 2024 Stock Incentive Plan in the future.
Change in Control. Upon the occurrence of a change in control event, each then-outstanding award granted under the 2024 Stock Incentive Plan will terminate, subject to any provision that has been made by the Administrator, through a plan of reorganization or otherwise, for the survival, substitution, assumption, exchange or other continuation or settlement of any award. The Administrator also has broad authority to provide for the accelerated vesting of outstanding awards in connection with a change in control event.
Transfer Restrictions. Subject to certain exceptions contained in the 2024 Stock Incentive Plan, awards under the 2024 Stock Incentive Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient.
Adjustments. As is customary in incentive plans of this nature, the Share Limit and the number and kind of shares available under the 2024 Stock Incentive Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets and periods under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, conversions, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders.

Tax Withholding. Participants in the 2024 Stock Incentive Plan are responsible for the payment of any federal, state or local taxes that we are required by law to withhold upon any option exercise or vesting or other tax event for other awards. Subject to approval by the Administrator, participants may elect to have any applicable tax withholding obligations satisfied by authorizing us to withhold shares of common stock to be issued pursuant to an option exercise or vesting of other awards, or through the delivery of previously acquired shares owned by the participant.
No Limit on Other Authority. The 2024 Stock Incentive Plan does not limit the authority of our Board or any committee to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority.
Termination of or Changes to the 2024 Stock Incentive Plan. Our Board may amend or terminate the 2024 Stock Incentive Plan at any time and in any manner. Shareholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by our Board. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the 2024 Stock Incentive Plan.

OUR MANAGER AND OUR MANAGEMENT AGREEMENT
General
We are currently externally managed and advised by Sunrise Manager LLC, a registered investment adviser under the Advisers Act, and an affiliate of Mr. Tannenbaum and Mrs. Tannenbaum, to provide debt capital solutions to commercial real estate markets in the Southern U.S. Each of our officers is an employee of our Manager and/or its affiliates, and certain of our officers are members of its Investment Committee. The executive offices of our Manager are located at 525 Okeechobee Blvd., Suite 1650, West Palm Beach, FL 33401 and the telephone number of our Manager’s executive offices is (561) 530-3315. Our Manager has entered into the Administrative Services Agreement with TCG Services, which sets forth the terms on which TCG Services provides certain administrative services, including providing personnel, office facilities, information technology and other equipment and legal, accounting, human resources, clerical, bookkeeping and record keeping services at such facilities and other services that are necessary or useful for us. TCG Services is an affiliate of our Manager and Leonard Tannenbaum, our Executive Chairman, and Robyn Tannenbaum, our President. Our Manager has also entered into a Services Agreement with SRT Group, an affiliate of the Manager, Leonard M. Tannenbaum, Robyn Tannenbaum, Brian Sedrish our Chief Executive Officer, and Brandon Hetzel, our Chief Financial Officer, that sets forth the terms on which SRT Group provides investment personnel to us.
Manager
We have entered into a Management Agreement with our Manager for its services in managing our loans and day-to-day operations and to otherwise perform services for us as discussed below. Under the Management Agreement, our Manager has contractual responsibilities to us, including to provide us with a management team, who are our executive officers, and the Investment Committee.
Management Agreement
We are managed by our Board and our executive officers and by our Manager, as provided for under our Management Agreement, which is summarized below.
Pursuant to our Management Agreement, our Manager manages our loans and our day-to-day operations, subject at all times to the further terms and conditions set forth in our Management Agreement and such further limitations or parameters as may be imposed from time to time by our Board. Our Manager uses its commercially reasonable efforts to perform its duties under our Management Agreement.
In connection with its management and operation of our business activities, our Manager may retain, at our sole cost and expense, such services of persons and firms as our Manager deems necessary or advisable. In addition, subject to the approval of our Board (which shall not be unreasonably withheld), our Manager may enter into one or more sub-advisory agreements with other investment managers (each, a “Sub-Manager”) pursuant to which our Manager may obtain the services of such Sub-Manager(s) to assist our Manager in providing the investment advisory services required to be provided by our Manager under our Management Agreement. Any compensation payable to a Sub-Manager are the responsibility of our Manager.
Our Manager shall be responsible for preparing, or causing to be prepared, at our sole cost and expense: (i) any reports and other information relating to any proposed or consummated loan as may be reasonably requested; (ii) all reports, financial or otherwise, with respect to us, reasonably required by our Board; (iii) all materials and data necessary to complete such reports and other materials, including an annual audit of our books of accounts by a nationally recognized independent accounting firm; and (iv) regular reports for our Board to enable our Board to review our acquisitions, portfolio composition and characteristics, credit quality, performance and compliance with the policies approved by our Board.
Indemnification and Liability
Our Management Agreement provides for customary indemnification of our Manager and its affiliates, and certain of our and their respective members, shareholders, managers, partners, trustees, personnel, officers, directors, employees, consultants and Sub-Managers, as applicable. Additionally, we have entered into indemnification agreements with the members of the Investment Committee provided by our Manager that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law. Neither we nor our Manager currently carry directors’ and officers’ insurance. The Management Agreement also provides that our Manager, its affiliates, and any of their respective members, shareholders, managers, partners, trustees, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Manager (collectively, the “Manager Parties”) will not be liable to us for acts or omissions performed in accordance with and pursuant to the Management Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the relevant Management Agreement.
Term
The initial term of our Management Agreement shall continue until February 22, 2027. After the initial term, our Management Agreement shall automatically renew each year for an additional one-year period, unless we or our Manager elect not to renew. We may decline to renew our Management Agreement upon 180 days prior written notice and the affirmative vote of at least two-thirds of our independent directors that there has been unsatisfactory performance by our Manager that is materially detrimental to us taken as a whole. In such event, we shall pay our Manager a termination fee (the “Termination Fee”) equal to three times the sum of (i) the average annual Base Management Fee and (ii) the average annual Incentive Compensation, in each case, earned by our Manager during the 12-month period immediately preceding the most recently completed fiscal quarter. Our Manager may decline to renew our Management Agreement upon 180 days prior written notice and without payment of any termination fee by either party. We and our Manager have agreed that it is both of our intention that if our Management Agreement is not terminated prior to our equity equaling or exceeding $1,000,000,000, then we and our Manager (or the equity owners of our Manager) shall contemplate effecting an Internalization Transaction (as defined below) upon our equity equaling or exceeding $1,000,000,000 pursuant to our Management Agreement.
Termination for Cause
We may terminate our Management Agreement effective upon 30 days’ prior written notice, without payment of any termination fee, if (i) our Manager, its agents or its assignees breach any material provision of our Management Agreement and such breach shall continue for a period of 30 days after written notice thereof specifying such breach and requesting that the same be remedied in such 30-day period (or 45 days after written notice of such breach if our Manager takes steps to cure such breach within 30 days of the written notice); (ii) there is a commencement of any proceeding relating to our Manager’s bankruptcy or insolvency, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition; (iii) any Manager change of control occurs that a majority of the independent directors determines is materially detrimental to us taken as a whole; (iv) our Manager is dissolved; or (v) our Manager commits fraud against us, misappropriates or embezzles our funds, or acts, or fails to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the Management Agreement; provided, however, that if any of the actions or omissions described in this clause (v) are caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions or omissions within 30 days of our Manager’s actual knowledge of its commission or omission, we shall not have the right to terminate our Management Agreement.
Our Manager may terminate our Management Agreement effective upon 60 days’ prior written notice in the event that we default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default shall continue for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period. We are required to pay to our Manager the Termination Fee if our Management Agreement is terminated pursuant to the preceding sentence. Additionally, our Manager may terminate our Management Agreement if we are required to register as an investment company under the Investment Company Act, in which case we shall not be required to pay a termination fee.
Internalization of our Manager
In the event that certain conditions are met, we have the option to internalize our Manager. Any such transaction will require the approval of a committee consisting solely of our independent directors and shareholder approval as further described below. Upon the date on which our equity equals or exceeds $1,000,000,000 (such date, the “Internalization Trigger Date”), our Manager shall provide us with a written offer for an internalization transaction in which our Manager will contribute all of its assets to us, or in the alternative, the equity owners of our Manager will contribute 100% of the outstanding equity interest in our Manager to us (such transaction an “Internalization Transaction”). The initial offer price will be as determined by our Manager and set forth in any such initial written offer. Upon receipt of our Manager’s initial offer, a special committee of our Board consisting solely of our independent directors (the “Internalization Committee”) may accept our Manager’s proposal or submit a counteroffer. If an Internalization Transaction is not consummated pursuant to our Manager’s initial offer or our Manager’s counteroffer, our Manager and we agree to enter into good faith negotiations for the consummation of an Internalization Transaction with an offer price to be agreed. Notwithstanding the foregoing, if an Internalization Transaction has not been consummated prior to the end of the three month anniversary of the Internalization Trigger Date, then on the last day of such term, we shall have the right, but not the obligation, to consummate an Internalization Transaction, effective as of the last day of such term, at an internalization price (the “Internalization Price”) equal to five times the sum of (i) the average annual Base Management Fee, (ii) the average annual Incentive Compensation and (iii) and the aggregate amount of Outside Fees less the Base Management Fee Rebate, in each case, earned by our Manager during the 12-month period immediately preceding the most recently completed fiscal quarter.
At the time of consummation of an Internalization Transaction, all assets of our Manager or 100% of the equity interest in our Manager shall be conveyed to and acquired by us in exchange for the consideration to be paid for the Internalization Transaction. Consummation of any Internalization Transaction agreed to between us and our Manager is conditioned upon the satisfaction of the following conditions: (i) our receipt of a fairness opinion from a nationally-recognized investment banking firm to the effect that the consideration to be paid by us for the assets and equity of our Manager is fair, from a financial point of view, to our shareholders who are not affiliated with our Manager or its affiliates; (ii) the approval of the acquisition by the Internalization Committee; and (iii) the approval of our shareholders holding a majority of the votes cast on such Internalization Transaction proposal at a meeting of shareholders duly called and at which a quorum is present, any of which conditions may be waived by us, in our sole discretion.
The price to be paid to our Manager in any Internalization Transaction may be payable in cash, shares of our common stock or a combination at the discretion of the Internalization Committee. The value of our common stock paid as partial or full consideration of any Internalization Transaction shall be calculated based on the volume-weighted average of the closing market price of our common stock for the ten consecutive trading days immediately preceding the date with respect to which value must be determined; provided, however, that if our common stock is not traded on a securities exchange at the time of closing of any such Internalization Transaction, then the number of shares of common stock shall be determined by agreement between our Board and our Manager or, in the absence of such agreement, the Internalization Price shall be paid in cash.
Investment Guidelines
We have adopted investment guidelines (the “Investment Guidelines”) which require us and our Manager to abide by certain investment strategies which include, but are not limited to: (i) not making loans that would cause us to fail to qualify as a REIT, or that would cause us to be regulated as an investment company under the Investment Company Act; (ii) not making investments that would cause us to violate any law, rule or regulation of any governmental body or any securities exchange or that would otherwise not be permitted by our governing documents; (iii) requiring the approval of the Investment Committee for all loans made by us; and (iv) until appropriate loans that align with our overall investment strategy are identified, permitting our Manager to invest our available cash in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage-backed securities and corporate bonds, subject to the requirements for our qualification as a REIT.
Our Investment Guidelines may only be amended, restated, modified, supplemented or waived pursuant to the approval of (i) a majority of our entire Board (which must include a majority of our independent directors) and (ii) our Manager.
Investment Committee
Pursuant to our Management Agreement, our Manager has established an Investment Committee for us, the members of which consist of employees of our Manager and/or its affiliates and which currently includes certain of our Manager’s affiliates and certain of our officers. The Investment Committee has the following responsibilities: (i) reviewing loan opportunities for us presented to it by senior investment professionals of our Manager and (ii)

reviewing our loan portfolios for compliance with the Investment Guidelines established pursuant to our Management Agreement at least on a quarterly basis, or more frequently as necessary. All of our loans require the approval of the Investment Committee.
The members of the Investment Committee consist of Mr. Tannenbaum and Mr. Sedrish. Any action to be taken by the Investment Committee requires the approval of a majority of the members of the Investment Committee; provided that during any time that the Investment Committee is comprised of less than four (4) members, any action by the Investment Committee shall require unanimous approval of all members of the Investment Committee.
Manager Succession Plan
The members of our Manager have delegated the management of the business and affairs of our Manager to Leonard M. Tannenbaum, as managing member (the “Managing Member”). Pursuant to our Manager’s operating agreement, the Managing Member will hold office until such Managing Member resigns or is removed pursuant to our Manager’s operating agreement. The Managing Member shall be automatically removed as such in the event of his or her (i) death, insanity, permanent physical or mental disability, (ii) withdrawal as a member of our Manager in accordance with our Manager’s operating agreement or (iii) the forfeiture of the Managing Member’s interest in our Manager in accordance with our Manager’s operating agreement.
For so long as we remain externally managed, upon the resignation or removal of Leonard M. Tannenbaum as the Managing Member, the members of our Manager will appoint Robyn Tannenbaum as the Managing Member.
Co-Investments
Certain investment opportunities in loans, which may be suitable for us, may also be suitable for other accounts, private funds, pooled investment vehicles or other entities managed or advised, directly or indirectly, by our Manager, Mr. Tannenbaum, Mrs. Tannenbaum, Mr. Sedrish or any of their or our respective affiliates or entities in which any such person is an executive. and, subject to compliance with the Manager COI Policy (as defined below) and our code of business conduct and ethics, our Manager may allocate such loans and participate in such loans as our Manager deems reasonable under the circumstances in good faith with the Allocation Policy (as discussed below).
Allocation Policy
Our Manager and its affiliates endeavor to allocate loan opportunities in a fair and equitable manner, subject to their internal policies. The internal policies of our Manager and its affiliates, which may be amended without our consent, are intended to enable us to share equitably with any other investment vehicles that are managed by our Manager or affiliates of our Manager, such as SRT. These policies may and are expected to change and be updated from time to time, for example, to reflect the ongoing experience of our Manager and its affiliates with respect to allocation matters, changes in circumstances, such as changes in relevant market conditions, certain regulatory considerations, and the acceptance of additional clients by our Manager and its affiliates. In general, loan opportunities are allocated taking into consideration various factors, including, among others, the relevant investment vehicles’ available capital, their investment objectives or strategies, their risk profiles and their existing or prior positions in a borrower or particular loan, their potential conflicts of interest, the nature of the opportunity and market conditions, certain regulatory considerations, the rotation of loan opportunities and any other considerations deemed relevant by our Manager and its affiliates. Nevertheless, it is possible that we may not be given the opportunity to participate in certain loans made by investment vehicles managed by our Manager or affiliates of our Manager. In addition, there may be conflicts in the allocation of loan opportunities among us and the investment vehicles managed by our Manager or affiliates of our Manager.
The allocation policy of our Manager addresses the allocation of investment and disposition opportunities among SUNS and other clients which may include, among others, private funds, REITs, separately managed accounts, collateralized loan obligation issuers and small business investment companies and entities regulated under the Investment Company Act (collectively, the “Funds”) advised by our Manager or its affiliates, such as SRT. The policy recognizes that because of commonality and/or overlap of investment objectives and policies among the Funds, investment and/or disposition opportunities that are attractive to SUNS may be attractive to one or more other Funds. Under the allocation policy, which applies to investment advisers affiliated with our Manager, each Fund’s investment committee is responsible for evaluating whether a particular investment opportunity is appropriate at that time for such

Fund. If a Fund’s investment committee determines that such investment opportunity is appropriate for such Fund, the investment committee is then responsible for determining the appropriate size of the opportunity to be pursued for such Fund. In making this two-part assessment, the investment committee may consider a variety of factors, including without limitation (i) compliance with governing documents, (ii) compliance with applicable regulations, such as the Investment Company Act and REIT compliance, and (iii) portfolio management considerations, including available capital; investment strategies and objectives; liquidity objectives and constraints; hold size target ranges; tax considerations; applicable regulatory restrictions; risk profile, asset class, geographic location and other diversification and investment concentration parameters; the characteristics of the investment (including the expected return, type of investment, seniority in the capital structure, and call and put features); target returns and supply or demand for an investment at a given price level, among other considerations.
If multiple Funds determine that an investment is appropriate for each such Fund, such Fund shall be allocated the amount of the investment that it is seeking, as determined by the criteria set forth above. If in such circumstances it is not possible to fully satisfy the size of the investment sought by all such Funds, the opportunity will generally be allocated pro rata in proportion to the level of investment originally sought on behalf of such Fund. Our Manager conducts ongoing monitoring for compliance with such policy.
Manager Biographical Information
Biographical information of the management team provided by our Manager, who serve as our executive officers, and the members of the Investment Committee is included above under “Management—Directors and Executive Officers.”
Fee Waiver
From time to time, the Manager may waive fees it would otherwise be entitled to under the terms of the Management Agreement. The Manager has agreed to waive the inclusion of the net proceeds from this offering in the Company’s Equity until the earlier of (a) December 31, 2025 and (b) the quarter in which the total amount of the net proceeds of this offering have been utilized to fund loans in our portfolio. On          ,          , the Company and our Manager entered into a manager investment agreement (the “Manager Investment Agreement”), which includes the waiver of the fees.

MANAGER COMPENSATION
Our Manager manages our day-to-day affairs. The following table summarizes all of the compensation, fees and expense reimbursement that we pay to our Manager under our Management Agreement:

Type	Description	Payment
Base Management Fees
An amount equal to 0.375% of our Equity (as defined below), determined as of the last day of each quarter. The Base Management Fees are reduced by the Base Management Fee Rebate. Under no circumstances will the Base Management Fee be less than zero. Our Equity, for purposes of calculating the Base Management Fees, could be greater than or less than the amount of shareholders’ equity shown on our financial statements. The Base Management Fees are payable independent of the performance of our portfolio.
For additional information, see “Management Compensation—Base Management Fees.”
Quarterly in arrears in cash.

Base Management Fee Rebate
An amount equal to 50% of the aggregate amount of any other fees earned and paid to our Manager during the applicable quarter resulting from the investment advisory services and general management services rendered by our Manager to us under our Management Agreement, including any agency fees relating to our loans, but excluding the Incentive Compensation and any diligence fees paid to and earned by our Manager and paid by third parties in connection with our Manager’s due diligence of potential loans.
For additional information, see “Management Compensation—Base Management Fees.”
Reduces the Base Management Fees on a quarterly basis.

Incentive Compensation
An amount with respect to each fiscal quarter (or portion thereof that our Management Agreement is in effect) based upon our achievement of targeted levels of Core Earnings. No Incentive Compensation is payable with respect to any fiscal quarter unless our Core Earnings for such quarter exceed the amount equal to the product of (i) 2% and (ii) Adjusted Capital (as defined below) as of the last day of the immediately preceding fiscal quarter (such amount, the “Hurdle Amount”). The Incentive Compensation for any fiscal quarter will otherwise be calculated as the sum of (i) the product of (A) 50% and (B) the amount of our Core Earnings for such quarter, if any, that exceeds the Hurdle Amount, but is less than or equal to 166-2/3% of the Hurdle Amount and (ii) the product of (A) 20% and (B) the amount of our Core Earnings for such quarter, if any, that exceeds 166-2/3% of the Hurdle Amount. Such compensation is subject to Clawback Obligations (as defined below), if any.
For additional information, see “Management Compensation—Incentive Compensation” and “Management Compensation—Incentive Compensation—Incentive Compensation Clawback.”
Quarterly in arrears in cash.

Type	Description	Payment
Expense Reimbursement
We pay all of our costs and expenses and reimburse our Manager or its affiliates for expenses of our Manager and its affiliates paid or incurred on our behalf, excepting only those expenses that are specifically the responsibility of our Manager pursuant to our Management Agreement. Pursuant to our Management Agreement, we reimburse our Manager or its affiliates, as applicable, for our fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to (i) subject to review by the Compensation Committee of our Board, our Manager’s personnel serving as our Chief Executive Officer (except when the Chief Executive Officer serves as a member of the Investment Committee prior to the consummation of an internalization transaction of our Manager by us), General Counsel, Chief Compliance Officer, Chief Financial Officer, Chief Marketing Officer, Managing Director and any of our other officers, based on the percentage of his or her time spent devoted to our affairs and (ii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of the Manager and its affiliates who spend all or a portion of their time managing our affairs, with the allocable share of the compensation of such personnel described in this clause (ii) being as reasonably determined by our Manager to appropriately reflect the amount of time spent devoted by such personnel to our affairs. The service by any personnel of our Manager and its affiliates as a member of the Investment Committee will not, by itself, be dispositive in the determination as to whether such personnel is deemed “investment personnel” of our Manager and its affiliates for purposes of expense reimbursement. Prior to the consummation of our Spin-Off, we were not obligated to reimburse our Manager or its affiliates, as applicable, for any compensation paid to Mr. Tannenbaum or Mrs. Tannenbaum. For the 2024 fiscal year, we anticipate that our Manager will seek reimbursement for our allocable share of Mrs. Tannenbaum’s compensation.
Monthly in cash.

Termination Fee
Equal to three times the sum of (i) the annual Base Management Fee and (ii) the annual Incentive Compensation, in each case, earned by our Manager during the 12-month period immediately preceding the most recently completed fiscal quarter prior to the date of termination. Such fee shall be payable upon termination of our Management Agreement in the event that (i) we decline to renew our Management Agreement, without cause, upon 180 days prior written notice and the affirmative vote of at least two-thirds of our independent directors that there has been unsatisfactory performance by our Manager that is materially detrimental to us taken as a whole, or (ii) our Management Agreement is terminated by our Manager (effective upon 60 days’ prior written notice) based upon our default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default continuing for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period.
For additional information, see “Management Compensation—Termination Fee.”
Upon specified termination in cash.
General
Under our Management Agreement, we pay a Base Management Fee and Incentive Compensation to our Manager. Pursuant to our Management Agreement, we also are obligated to reimburse our Manager or its affiliates for certain expenses of our Manager and its affiliates paid or incurred on our behalf. We may also grant equity-based awards and incentives to our Manager and other eligible awardees under our 2024 Stock Incentive Plan from time to time.
Base Management Fees
Our Management Agreement states that the Base Management Fees (i) amount to 0.375% of our Equity, determined as of the last day of each quarter, and (ii) will be reduced by only 50% of the aggregate amount of any Outside Fees, including any agency fees relating to our loans, but excluding the Incentive Compensation and any diligence fees paid to and earned by our Manager and paid by third parties in connection with our Manager’s due diligence of potential loans. Under no circumstances will the Base Management Fees be less than zero. Our Equity, for purposes of calculating the Base Management Fees, could be greater than or less than the amount of shareholders’ equity shown on our financial statements. The Base Management Fees are payable independent of the performance of our portfolio.
For purposes of computing the Base Management Fees, “Equity” means, as of any date (i) the sum of (A) the net proceeds from all of our issuances of equity securities since our inception through such date (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (B) our retained earnings at the end of the most recently completed fiscal quarter determined in accordance with GAAP (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (ii) (A) any amount that we have paid to repurchase our common stock since our inception through such date, (B) any unrealized gains and losses and other non-cash items that have impacted shareholders’ equity as reported in our financial statements prepared in accordance with GAAP through such date; and (C) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, through such date, in each case as determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors.
Incentive Compensation
In addition to the Base Management Fees, our Manager receives incentive compensation (“Incentive Compensation” or “Incentive Fees”) with respect to each fiscal quarter (or portion thereof that our Management Agreement is in effect) based upon our achievement of targeted levels of Core Earnings (as defined below). To the extent earned by our Manager, the Incentive Compensation will be payable to our Manager quarterly in arrears in cash.
No Incentive Compensation is payable with respect to any fiscal quarter unless our Core Earnings for such quarter exceed the amount equal to the product of (i) 2% and (ii) the Adjusted Capital as of the last day of the immediately preceding fiscal quarter (the “Hurdle Amount”). The Incentive Compensation for any fiscal quarter will otherwise be calculated as the sum of (i) the product (the “Catch-Up Amount”) of (A) 50% and (B) the amount of our Core Earnings for such quarter, if any, that exceeds the Hurdle Amount, but is less than or equal to 166-2/3% of the Hurdle Amount and (ii) the product (the “Excess Earnings Amount”) of (A) 20% and (B) the amount of our Core Earnings for such quarter, if any, that exceeds 166-2/3% of the Hurdle Amount.
For the purposes of computing Incentive Compensation:
•“Adjusted Capital” means the sum of (i) cumulative gross proceeds generated from issuances of the shares of our capital stock (including any distribution reinvestment plan), less (ii) distributions to our investors that represent a return of capital and amounts paid for share repurchases pursuant to any share repurchase program.
•“Core Earnings” means, for a given period, the net income (loss) for such period, computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income and (v) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case as determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors. For the avoidance of doubt, Core Earnings shall not exclude under clause (iv) above, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash.
The calculation methodology for computing Incentive Compensation will look through any derivatives or swaps as if we owned the reference assets directly. Therefore, net interest, if any, associated with a derivative or swap (which represents the difference between (i) the interest income and fees received in respect of the reference assets of such derivative or swap and (ii) the interest expense paid by us to the derivative or swap counterparty) will be included in the calculation of Core Earnings for purposes of the Incentive Compensation.
Incentive Compensation Clawback
Once Incentive Compensation is earned and paid to our Manager, it is not refundable, notwithstanding any losses incurred by us in subsequent periods, except that if our aggregate Core Earnings for any fiscal year do not exceed the amount equal to the product of (i) 8.0% and (ii) our Adjusted Capital as of the last day of the immediately preceding fiscal year (such amount, the “Annual Hurdle Amount”), our Manager will be obligated to pay us (such obligation to pay, the “Clawback Obligation”) an amount equal to the aggregate Incentive Compensation that was earned and paid to our Manager during such fiscal year (such amount, the “Clawback Amount”); provided that under no circumstances will the Clawback Amount be more than the amount to which the Annual Hurdle Amount exceeds our aggregate Core Earnings for the specified fiscal year. The Clawback Obligation is determined on an annual basis and any Incentive Compensation earned during a specified fiscal year will not be subject to the Clawback Obligation with respect to the Incentive Compensation earned during any prior or subsequent fiscal year.
The aggregate Core Earnings, Annual Hurdle Amount, Clawback Amount and any components thereof for the initial and final fiscal years that our Management Agreement is in effect will be prorated based on the number of days during the initial and final fiscal years, respectively, that our Management Agreement is in effect, to the extent applicable.
Incentive Compensation Illustration
The following illustration sets forth a simplified graphical representation of the calculation of our quarterly Incentive Compensation in accordance with our Management Agreement without consideration to any Clawback Obligation.
Quarterly Incentive Fee on Core Earnings
Core Earnings (expressed as a percentage of Adjusted Capital as of the last day of the immediately preceding fiscal quarter)
Percentage of Core Earnings allocated to the Incentive Fee on income
Incentive Compensation Example
The following table sets forth a simplified, hypothetical example of a quarterly Incentive Compensation calculation in accordance with our Management Agreement without consideration to any Clawback Obligation. Our actual results may differ materially from the following example.
This example of a quarterly Incentive Compensation calculation assumes the following:
•Adjusted Capital as of the last day of the immediately preceding fiscal quarter of $100 million; and
•Core Earnings before the Incentive Compensation for the specified quarter representing a quarterly yield of 15.0% on Adjusted Capital as of the last day of the immediately preceding fiscal quarter.

Under these assumptions, the hypothetical quarterly Incentive Compensation payable to our Manager would be $0.75 million as calculated below:

		Illustrative Amount	Calculation
1.	What are the Core Earnings?	$3,750,000	Assumed to be a 3.75% quarterly or 15.0% per annum return on Adjusted Capital as of the last day of the immediately preceding fiscal quarter ($100.0 million).
2.	What is the Hurdle Amount?	$2,000,000	The hurdle rate (2.0% quarterly or 8.0% per annum) multiplied by Adjusted Capital as of the last day of the immediately preceding fiscal quarter ($100.0 million).
3.	What is the Catch-Up Amount?	$666,667	The catch-up incentive rate (50.0%) multiplied by the amount that Core Earnings ($3.8 million) exceeds the Hurdle Amount ($2 million), but is less than or equal to 166-2/3% of the Hurdle Amount (approximately $3.3 million).
4.	What is the Excess Earnings Amount?	$83,333	The excess earnings incentive rate (20%) multiplied by the amount of Core Earnings ($3.8 million) that exceeds 166-2/3% of the Hurdle Amount (approximately $3.3 million).
5.	What is the Incentive Compensation?	$750,000	The sum of the Catch-Up Amount (approximately $666,667) and the Excess Earnings Amount (approximately $83,333).
The foregoing is solely a hypothetical example of a quarterly Incentive Compensation that we could pay to our Manager for a given fiscal quarter and is based on the simplified assumptions described above.
Non-GAAP Metrics Used in Hypothetical Example
As used in this prospectus, we use hypothetical Equity, Adjusted Capital, Catch-up Amount and Excess Earnings Amount only as measures in the calculation of the financial metrics that we are required to calculate under the terms of the Management Agreement. All of the adjustments made in our calculation of these metrics are adjustments that were made in calculating our performance for purposes of the required financial metrics under the Management Agreement, and are presented in a manner consistent with the reporting of the metrics to our Manager. Additionally, the terms Equity, Adjusted Capital, Core Earnings, Catch-up Amount and Excess Earnings Amount are not defined under GAAP and are not measures of shareholder equity, capitalization, operating income or operating performance presented in accordance with GAAP. Our Equity, Adjusted Capital, Core Earnings, Catch-up Amount and Excess Earnings Amount have limitations as analytical tools, and when assessing our shareholder equity, capitalization, operating income and operating performance, you should not consider Equity, Adjusted Capital, Core Earnings, Catch-up Amount and Excess Earnings Amount in isolation, or as a substitute for shareholder equity, capitalization and operating income or other income statement data prepared in accordance with GAAP. Additionally, other companies may calculate Equity, Adjusted Capital, Core Earnings, Catch-up Amount and Excess Earnings Amount differently than we do, limiting their usefulness as comparative measures.
Further, we note that, as presented in the above table, Adjusted Capital, Core Earnings, Catch-up Amount and Excess Earnings Amount are hypothetical non-GAAP financial measures and reconciliation of those numbers to the most directly comparable financial measure prepared in accordance with GAAP are not provided in this prospectus as they are derived from our actual historical financials and are meant to serve as an illustrative tool to assist the investor in understanding how our Manager’s fees would be calculated based on hypothetical assumptions pursuant to the terms of the Management Agreement.
Expense Reimbursement
We pay all of our costs and expenses and reimburse our Manager and/or its affiliates for expenses of our Manager and/or its affiliates paid or incurred on our behalf, excepting only those expenses that are specifically the responsibility of our Manager pursuant to our Management Agreement. Pursuant to our Management Agreement, we

reimburse our Manager and/or its affiliates, as applicable, for our fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to (i) subject to review by the Compensation Committee of our Board, personnel of our Manager and/or its affiliates, as applicable, serving as our Chief Executive Officer (except when the Chief Executive Officer serves as a member of the Investment Committee prior to the consummation of an internalization transaction of our Manager by us), General Counsel, Chief Compliance Officer, Chief Financial Officer, Chief Marketing Officer, Managing Director and any of our other officers based on the percentage of his or her time spent devoted to our affairs and (ii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of our Manager and/or its affiliates who spend all or a portion of their time managing our affairs, with the allocable share of the compensation of such personnel described in this clause (ii) being as reasonably determined by our Manager to appropriately reflect the amount of time spent devoted by such personnel to our affairs. The service by any personnel of our Manager and its affiliates as a member of the Investment Committee will not, by itself, be dispositive in the determination as to whether such personnel is deemed “investment personnel” of our Manager and its affiliates for purposes of expense reimbursement.
Costs and expenses paid or incurred by our Manager on our behalf are reimbursed monthly in cash to our Manager and are made regardless of whether any cash distributions are made to our shareholders. For additional information regarding the expense reimbursement of compensation paid to our executive officers, see “Management—Compensation of Our Executive Officers.”
Termination Fee
Upon termination of our Management Agreement, a Termination Fee will be payable to our Manager by us in cash in the event that (i) we decline to renew our Management Agreement, without cause, upon 180 days prior written notice and the affirmative vote of at least two-thirds of our independent directors that there has been unsatisfactory performance by our Manager that is materially detrimental to us taken as a whole, or (ii) our Management Agreement is terminated by our Manager (effective upon 60 days’ prior written notice) based upon our default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default continuing for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period. The Termination Fee equals three times the sum of (i) the annual Base Management Fee and (ii) the annual Incentive Compensation, in each case, earned by our Manager during the 12-month period immediately preceding the most recently completed fiscal quarter prior to the date of termination.
Grants of Equity Compensation to our Manager
Pursuant to the 2024 Stock Incentive Plan, we may grant equity-based awards and incentives to employees or executive officers of our Manager and other eligible awardees under the 2024 Stock Incentive Plan from time to time. These equity-based awards under our 2024 Stock Incentive Plan create incentives to improve long-term stock price performance and focus on long-term business objectives, create substantial retention incentives for award recipients and enhance our ability to pay compensation based on our overall performance, each of which further align the interests of our Manager and the other eligible awardees with our shareholders. For additional information regarding our 2024 Stock Incentive Plan, see “Management—2024 Stock Incentive Plan.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following provides certain information regarding the beneficial ownership of our common stock as of November 7, 2024, and as adjusted to reflect the sale of common stock offered by us in this offering with respect to:
•each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;
•each of our executive officers and member of our Board; and
•all of our current directors and executive officers as a group.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.
Applicable percentage of beneficial ownership prior to this offering is based on 6,925,395 shares of common stock that were outstanding as of November 7, 2024. Applicable percentage ownership after this offering is based on          shares of common stock to be outstanding after this offering (or          shares if the underwriters exercise their option to purchase additional shares in full). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have deemed shares of our common stock underlying awards of restricted stock that are currently vested or that will vest within 60 days of November 7, 2024, to be outstanding, but we have not deemed these shares to be outstanding for computing the percentage ownership of any other person.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Sunrise Realty Trust, Inc., 525 Okeechobee Blvd., Suite 1650, West Palm Beach, FL 33401.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		Shares Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
Expected 5% Shareholders
Leonard M. Tannenbaum(1)	1,735,501	25.0%
BlackRock, Inc.(2)	492,125	7.1%
Robyn Tannenbaum(3)	510,213	7.4%

Expected Named Executive Officers and Directors
Leonard M. Tannenbaum(1)	1,735,501	25.0%
Brian Sedrish	—	—
Robyn Tannenbaum(3)	510,213	7.4%
Brandon Hetzel(4)	2,137	*
Jodi Hanson Bond	20,467	*
James Fagan(5)	14,653	*
Alexander C. Frank	3,976	*

All executive officers and directors as a group (7 persons)	2,286,947	32.9%
5% shareholders other than executive officers and directors
___________________________
*Represents beneficial ownership of less than one percent.
(1)Includes (i) 1,240,362 shares of common stock, 18,054 of which Leonard Tannenbaum has the right to acquire within 60 days of November 7, 2024 pursuant to the vesting of restricted stock, (ii) 420,181 shares of common stock held by the Tannenbaum Family Foundation (formerly known as the Leonard M. Tannenbaum Foundation), for which the Leonard Tannenbaum serves as the President and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest, (iii) 15,000 shares of common stock held by the Sunny 5 Irrevocable Trust for benefit of certain members of Leonard Tannenbaum’s family, for which Jeffrey Boccuzzi is a Co-Trustee and which

Leonard Tannenbaum disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest, (iv) 58,958 shares of common stock held by Tannenbaum Family 2012 Trust for benefit of certain members of the Leonard Tannenbaum’s family, for which Jeffrey Boccuzzi is a Co-Trustee and which Leonard Tannenbaum disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest, and (v) 1,000 shares of common stock held by Leonard Tannenbaum as UTMA custodian for son. This does not include 25,527 shares of common stock held by Leonard Tannenbaum’s spouse Robyn Tannenbaum.
(2)Beneficial and percentage ownership information is as of September 30, 2024 and is based on information reported on a Schedule 13G filed by BlackRock, Inc. with the SEC on November 8, 2024. The schedule indicates that BlackRock, Inc. has sole voting power over 485,107 shares of our Common Stock and sole dispositive power over 492,125 shares of our Common Stock. The business address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.
(3)Includes (i) 15,074 shares of common stock, 6,652 of which Robyn Tannenbaum has the right to acquire within 60 days of November 7, 2024 pursuant to the vesting of restricted stock, (ii) 420,181 shares of common stock held by the Tannenbaum Family Foundation (formerly known as the Leonard M. Tannenbaum Foundation), for which the Leonard Tannenbaum serves as the President and which Robyn Tannenbaum disclaims beneficial ownership of the reported securities except to the extent of her pecuniary interest, (iii) 15,000 shares of common stock held by the Sunny 5 Irrevocable Trust for benefit of certain members of the Robyn Tannenbaum’s family, for which Jeffrey Boccuzzi is a Co-Trustee and which Robyn Tannenbaum disclaims beneficial ownership of the reported securities except to the extent of her pecuniary interest, (iv) 58,958 shares of common stock held by Tannenbaum Family 2012 Trust for benefit of certain members of the Robyn Tannenbaum’s family, for which Jeffrey Boccuzzi is a Co-Trustee and which Robyn Tannenbaum disclaims beneficial ownership of the reported securities except to the extent of her pecuniary interest, and (v) 1,000 shares of common stock held by Robyn Tannenbaum as UTMA custodian for daughters. This does not include 1,270,763 shares of common stock held by Robyn Tannenbaum’s spouse Leonard Tannenbaum.
(4)Represents restricted stock granted under our Stock Incentive Plan that Mr. Hetzel has the right to acquire within 60 days of November 7, 2024 pursuant to the vesting of restricted stock.
(5)Includes (i) 5,813 shares of common stock and (ii) 8,840 shares of common stock held by Civic Reserve LLC, which is wholly owned by Mr. Fagan and his spouse.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Related Party Transactions since Inception
See “Prospectus Summary—Organizational Chart” for an organizational diagram detailing our corporate structure, which describes the various relationships between our directors, officers and significant shareholders and other affiliated entities.
Co-Investments with Affiliates
In January 2024, we and SRT, an affiliate of AFC and ours, purchased an aggregate of approximately $56.4 million in loan commitments in a secured mezzanine loan facility, of which approximately $28.2 million of principal has been funded by us and another approximately $28.2 million of principal has been funded by SRT. We and SRT are each 50.0% syndicate lenders in the secured mezzanine loan facility. Approximately $16.9 million was established as reserves, for the payment of interest and other costs and expenses, which is fully funded and held by an affiliated agent on the loan. The lenders have a right to convert the mezzanine loan to a first priority mortgage loan after the repayment of the existing senior loan and subject to certain other terms and conditions. The secured mezzanine loan bears interest at an annual rate of SOFR plus a 15.31% spread, subject to a SOFR floor of 2.42%. At the end of February 2024, we and SRT entered into an amendment to the secured mezzanine loan, which among other things, (1) extended the maturity date to May 31, 2024 and (2) amended the SOFR floor from 2.42% to 4.00%. In May 2024, we and SRT entered into an amendment to the secured mezzanine loan and purchased approximately $2.5 million of the senior loan, of which approximately $1.3 million has been funded by us and another $1.3 million has been funded by SRT. The senior loan bears interest at an annual rate of SOFR plus a 3.48% spread, subject to a SOFR floor of 2.42%, and matures on November 30, 2024. The amendment to the secured mezzanine loan, among other things, (1) extended the maturity date to November 30, 2024 and (2) replenished the interest reserves held by the administrative agent on the loan in an amount of approximately $9.6 million, for the payment of interest and other costs and expenses. In August 2024, we and SRT entered into amendments to the existing secured mezzanine and senior loan credit agreements for the mixed-use property in Houston, Texas. The amendments, among other things, (i) extended the maturity date on both loans from November 2024 to February 2026, (ii) modified the senior loan interest rate from floating (3.48% plus SOFR, SOFR floor of 4.0%) to fixed 12.5% and (iii) included a $12.0 million upsize to the senior loan, of which we have commitments for $6.0 million and SRT has commitments for the rest. A wholly-owned subsidiary of SRT, Southern Realty Trust Holdings LLC, serves as the agent of this loan. Fees paid to the agent by the borrower are customary and are de minimis.
In January 2024, SRT entered into a secured mezzanine loan facility consisting of an aggregate of approximately $56.4 million in loan commitments, of which approximately $20.7 million of principal was funded by us as a result of our participation interest in the loan and another approximately $20.7 million of principal was funded by SRT. The secured mezzanine loan commitments were issued by us and SRT at a discount of 1.0% for a net funding amount of approximately $20.4 million each, respectively. The $56.4 million of total commitments includes $15.0 million of unfunded commitments which was established to be drawn to pay interest on the secured mezzanine loan, of which we are responsible for $7.5 million. The $15.0 million of unfunded commitments are anticipated to be drawn over the life of the loan. We and SRT are each 50.0% syndicate lenders in the secured mezzanine loan facility. The secured mezzanine loan bears interest at an annual fixed rate of 13.00% and matures in May 2027, which the borrower may extend, at its option and subject to meeting certain terms and conditions, to May 2028. The mezzanine loan facility is secured by a security interest in all of the equity interests held by the borrower in its wholly-owned subsidiary. SRT Agent LLC serves as the agent of this loan. Fees paid to the agent by the borrower are customary and are de minimis.
In July 2024, we and SRT entered into a senior secured mortgage loan for a total aggregate commitment amount of approximately $35.2 million for the refinance of an active adult multi-family residential rental development in southwest Austin, Texas. We committed a total of approximately $14.1 million and SRT committed the remaining approximately $21.1 million. The senior secured loan was issued at a discount of 1.0% and matures in three years. At closing, we funded approximately $11.4 million and SRT funded approximately $17.0 million. The loan bears interest at a rate of SOFR plus 4.25%, with a rate index floor of 4.75%. The senior secured loan is secured by a deed of trust on the property and any deposit and reserve accounts established by the terms of the senior secured loan. The proceeds of the senior secured loan will be used to, among other things, fund the completion of construction and other reserves and refinance existing debt. SRT Agent LLC serves as the agent of this loan. Fees paid to the agent by the borrower are customary and are de minimis.

In July 2024, we and SRT entered into a senior secured mortgage loan for a total aggregate commitment amount of $42.0 million for the refinance of a luxury hotel component of a 20-story mixed-use project in San Antonio, Texas. We committed a total of approximately $27.3 million, and SRT committed the remaining $14.7 million. The senior secured loan was issued at a discount of 1.0% and matures in three years. At closing, we funded approximately $25.0 million and SRT funded approximately $13.5 million. The senior secured loan bears interest at a rate of SOFR plus 6.35%, with a rate index floor of 4.50%. The senior secured loan is secured by a first-priority mortgage on the property and a security interest in all of the equity interests held by the borrower. The proceeds of the senior secured loan will be used to, among other things, fund the completion of reserves and refinance existing debt. SRT Agent LLC serves as the agent of this loan. Fees paid to the agent by the borrower are customary and are de minimis.
In August 2024, we, along with our affiliates, including SRT, entered into a $75.00 million senior secured revolving loan and a $85.00 million senior mortgage loan for a total aggregate commitment amount of $160.0 million for the construction of a master-planned single-family residential home community and property development in Palm Beach Gardens, Florida. We committed a total of approximately $18.75 million and $21.25 million to the revolving loan and mortgage loan, respectively, and funded $8.77 million and $18.76 million towards each respective loan at close. Affiliates committed the remaining $56.25 million and $63.75 million towards the revolving loan and mortgage loan, funding $26.32 million and $56.29 million, respectively, at close. The revolving loan and mortgage loan were each issued at a discount of 1.25%. The revolving loan bears interest at a rate of SOFR plus 6.25%, with a rate index floor of 4.00%, and unused fee of 2.00%. The proceeds of the revolving loan will be used to, among other things, fund the completion of reserves, fund home construction costs and refinance existing debt. The mortgage loan bears an interest rate of SOFR plus 8.25%, with a rate index floor of 4.00%. The proceeds of the mortgage loan will be used to, among other things, fund the completion of construction and other reserves and refinance existing debt. The mortgage loan and the revolving loan each mature in three years. The loans are each secured by senior first mortgage lien on the property and a security interest in all of the equity interests held by the borrower. SRT Agent LLC serves as the agent of this loan. Fees paid to the agent by the borrower are customary and are de minimis.
In November 2024, we and affiliated co-investors, including SRT, entered into a whole loan (the “Whole Loan”) consisting of an aggregate of $96.0 million in loan commitments. The property securing the loan is a development site and related condominium project located in Fort Lauderdale, Florida. The proceeds are expected to be used to commence and facilitate construction. We committed a total of $30.0 million and affiliated co-investors committed $60.0 million, with the remaining $6.0 million committed by an unaffiliated investor (the “Originating Lender”). At closing, we funded approximately $3.6 million, the affiliated co-investors funded approximately $7.2 million and the Originating Lender funded approximately $0.7 million. The Whole Loan is split into a Senior Loan and Mezzanine Loan, each with two A-Notes ($62.4 million of the total commitment amount) and two B-Notes ($33.6 million of the total commitment amount, of which $6.0 million was committed by the Originating Lender). The A-Notes bear interest at a rate of SOFR plus 4.75%, with a rate index floor of 4.75%. The B-Notes bear interest at a rate of SOFR plus 11.00%, with a rate index floor of 4.75%. The A-Notes and B-Notes were issued at a discount of 1.0% and mature in 26 months, subject to two, six-month extension options. SRT Agent LLC serves as the agent of this loan. Fees paid to the agent by the borrower are customary and are de minimis.
SRT, a fund led by Brian Sedrish, our Chief Executive Officer, and owned and controlled by Leonard M. Tannenbaum, our Executive Chairman and AFC’s Chairman, was a co-investor in each of the loans described in detail above. Mr. Tannenbaum also holds approximately 26% of our common stock as of November 7, 2024.
Management Agreement
See “Our Manager and Management Agreement—Management Agreement” for a description of the Management Agreement with our Manager.
The Spin-Off from AFC
In connection with the Spin-Off, we entered into a separation and distribution agreement and several other agreements with AFC to effect the Spin-Off and provide a framework for our relationship with AFC and its subsidiaries after the Spin-Off. These agreements provide for the allocation between us, on the one hand, and AFC and its subsidiaries on the other hand, of the assets, liabilities and obligations associated with the Spin-Off Business, on the one hand, and AFC other current businesses, on the other hand, and govern the relationship between our company, on the one hand, and AFC and its subsidiaries, on the other hand, subsequent to the Spin-Off (including with respect to transition services, employee matters and tax matters).
Tax Matters Agreement
In connection with the Spin-Off, we and AFC entered into a tax matters agreement that contains certain tax matters arrangements and governs the parties’ respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business and taxes incurred as a result of the Spin-Off. The tax matters agreement also sets forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests, and assistance and cooperation on tax matters.
The tax matters agreement governs the rights and obligations that we and AFC have after the Spin-Off with respect to taxes for both pre-and post-closing periods. Under the tax matters agreement, we are responsible for (i) any of our taxes for all periods prior to and after the Distribution and (ii) any taxes of the AFC group for periods prior to the Distribution to the extent attributable to the commercial real estate lending business. AFC generally is responsible for any of the taxes of the AFC group other than taxes for which we are responsible. In addition, AFC is responsible for its taxes arising as a result of the Spin-Off. Notwithstanding the foregoing, sales, use, transfer, real property transfer, intangible, recordation, registration, documentary, stamp or similar taxes imposed on the Distribution shall be borne fifty percent (50%) by us and fifty percent (50%) by AFC.
Each of AFC and SUNS have agreed to indemnify each other against any taxes allocated to such party under the tax matters agreement and related out-of-pocket costs and expenses.
Related Person Transactions Policy
The Company has a written related person transaction policy regarding the review and approval or ratification of related person transactions.
The purpose of this policy is to describe the procedures used to identify, review, approve, disapprove, ratify and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (x) we were, are, or will be a participant, (y) the aggregate amount involved will or may be expected to exceed $120,000 and (z) a related person had, has, or will have a direct or indirect material interest. For purposes of this policy, a related person is (i) any person who is, or at any time since the beginning of our last fiscal year was, an executive officer, director or director nominee of ours, (ii) any person who is the beneficial owner of more than 5% of any class of our voting securities, (iii) any immediate family member of any of the foregoing persons, or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position with significant decision making influence, or in which all the related persons, in the aggregate, have a 10% or greater beneficial ownership interest.
Under this policy, the Audit and Valuation Committee is responsible for reviewing, approving or ratifying each related person transaction or proposed transaction, subject to certain exceptions. No director will participate in any discussion or approval of a related person transaction for which he or she, or any of his or her immediate family members, is a related person or may otherwise have a potential or actual conflict of interest with us, except that the director will be counted for purposes of a quorum and will provide all information concerning the related person transaction as may be reasonably requested by other members of the Audit and Valuation Committee. In the event our Chief Financial Officer determines that it is impractical or undesirable to wait until the next Audit and Valuation Committee meeting to review a related person transaction, the chairperson of the Audit and Valuation Committee may act on behalf of the Audit and Valuation Committee to review and approve or ratify such related person transaction. In addition, our Board has delegated to the chairperson of the Audit and Valuation Committee the authority to pre-approve or ratify (as applicable) any related person transaction in which he or she, or any of his or her immediate family members, is not a related person or does not otherwise have a potential or actual conflict of interest, in each case, for purposes of such related person transaction. In determining whether to approve or ratify a related person transaction, the Audit and Valuation Committee or its chairperson, as applicable, will consider all relevant facts and circumstances of the related person transaction available to it and will approve only those related person transactions that are, under all of the circumstances, fair as to us, as the Audit and Valuation Committee or its chairperson, as applicable, determines in good faith.

These policies may not be successful in eliminating the influence of conflicts of interest or related person transactions. If they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.
Conflicts of Interest Policy
Our Manager has adopted a Conflicts of Interest Policy (the “Manager COI Policy”), which sets out our Manager’s conflict of interest policies and procedures relating to its investment advisory activities and is to be used as a guide for compliance with applicable legal standards, the federal securities laws, and our Manager’s policies. In its capacity as investment manager to us and other entities, our Manager acts as a fiduciary and thus owes us and them a series of duties, including a general duty to act at all times in their best interest and avoid actual and apparent conflicts of interest. Our Manager is currently an investment adviser under the Advisers Act. The Manager COI Policy sets forth guidelines and best practices to ensure our Manager complies with all legal and regulatory requirements.
Our Manager’s Chief Compliance Officer has overall responsibility for implementing and monitoring the Manager COI Policy and, when applicable, our Manager’s overall compliance program, including ensuring the effectiveness of the policies and procedures contained in the Manager COI Policy. Our Manager’s Chief Compliance Officer may delegate certain responsibilities, including, without limitation, the granting or withholding of any consents or pre-approvals required by the Manager COI Policy, or the making of other determinations pursuant to the Manager COI Policy, to one or more of our Manager’s partners, members, owners, principals, directors, officers, supervisors and employees, and any other person who provides investment advice on behalf of our Manager and is subject to the supervision and control of our Manager (collectively, “Covered Persons”), in each case acting under the supervision of our Manager’s Chief Compliance Officer (or under the supervision of another person designated by our Manager’s Chief Compliance Officer), but shall retain overall responsibility for our Manager’s compliance program. In the event that our Manager’s Chief Compliance Officer personally is required to obtain any consents, pre-approvals or other determinations pursuant to the Manager COI Policy that would, with respect to any other Covered Person, be made by our Manager’s Chief Compliance Officer himself, then in such cases our Manager’s Chief Financial Officer shall be responsible for granting or making any such consents, pre-approvals or other determinations with respect to our Manager’s Chief Compliance Officer.
Pursuant to our Management Agreement, our Manager has also agreed to (i) use reasonable efforts to avoid any potential conflicts of interest, (ii) disclose the nature and source of any material conflict of interest to our Board and the Audit and Valuation Committee of our Board before undertaking a transaction on our behalf and (iii) require the persons who provide services to us to comply with our code of business conduct and ethics, which includes our conflict of interest policy, in the performance of such services or such comparable policies as shall in substance hold such persons to at least the standards of conduct set forth in our code of business conduct and ethics.
Additionally, we separately maintain a conflict of interest policy governing the handling of actual or apparent conflicts of interest between personal and professional relationships of our Covered Persons, including in the case where a Covered Person may have a relationship with our borrowers or other clients. Pursuant to our conflict of interest policy, in such circumstances where a Covered Person’s outside business activities include an investment in or management role at one of our borrowers or other clients, such Covered Person shall not participate in any decision making processes that will give rise to a potential or actual conflict of interest unless approved by the Audit and Valuation Committee of our Board. A Covered Person may seek approval for making an investment in or engaging in outside activity with a borrower by sending a written request to our legal department describing the nature of the investment or the outside activity, the time commitment involved, the parties for whom such Covered Person will be working with or associated with, and other relevant particulars of such activity. Requests to engage in such investment and outside activity will be reviewed and approved by our legal department on a case-by-case basis. The investment in or management role at a borrower or a client that is approved pursuant to our conflict of interest policy does not alone, without participating in any decision making processes that will give rise to a conflict of interest, constitute a “conflict of interest” for purposes of our conflict of interest policy.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES
The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters. These policies may be amended or revised from time to time at the discretion of our Board (which must include a majority of our independent directors), without a vote of our shareholders; provided, however, that any amendments to our investment policies are subject to the approval of our Manager. Any change to any of these policies by our Board and our Manager, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our Board and our Manager believe that it is advisable to do so in our and our shareholders’ best interests. We cannot assure you that our investment objectives will be attained.
Investments in Loans and Other Lending Policies
We were founded to pursue activities in financing CRE debt investments and providing capital to high-quality borrowers and sponsors with transitional business plans collateralized by CRE assets with opportunities for near-term value creation, as well as recapitalization opportunities. Our intended investment strategy is to construct a portfolio of loans backed by single assets or portfolios that typically have (i) an investment hold size of approximately $15-100 million, secured by CRE assets, including transitional or construction projects, across diverse property types, (ii) a duration of approximately 2-5 years, (iii) interest rates that are determined periodically on the basis of a floating base lending rate (e.g., SOFR) plus a credit spread, (iv) a LTV ratio of no greater than approximately 75% on an individual investment basis and (v) no more than approximately 75% loan-to-value across the portfolio. We may also invest in other senior loans secured by real estate, equipment, value associated with licenses and/or other assets of the loan parties to the extent permitted by applicable laws and the regulations governing such loan parties. In connection with our loan activities, we may engage in the origination, syndication and servicing of loans.
We may invest in new originations or purchase participations in existing syndications, each of which may be of any credit quality, have any combination of principal and interest payment structures, and be of any size and of any lien position. The real estate securing our loans may include, among other things, high quality multi-family, condominiums, retail, office, hospitality, industrial, mixed use and specialty-use real estate. Subject to compliance with our Investment Guidelines as described in the section entitled “Our Manager and Our Management Agreement—Investment Guidelines,” there are no limitations on the amount or percentage of our total assets that may be invested in any one loan or the concentration in any one type of loan.
Our Manager utilizes a rigorous underwriting and investment process to enables us to source, screen and ultimately deploy our capital through senior secured loans and other types of loans that are consistent with our Investment Guidelines and our overall investment strategy. For more information on the principles and procedures we employ in our underwriting and investment process in connection with the acquisition of our investment assets, see “Business—Underwriting and Investment Process.”
Investments in Real Estate or Interests in Real Estate
We intend to invest in high quality residential, including multi-family, condominiums and single-family communities, retail, office, hospitality, industrial, mixed use and specialty-use real estate.
Investments in Equity
In connection with our investments in loans, we may from time to time receive an assigned right to acquire warrants and/or equity of a borrower. We may sell any assigned rights, and the sale may be to one of our affiliates, subject to any such affiliate’s separate approval process and our related person transactions policy, or a third-party buyer on the market.
Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities or Other Issuers
We do not intend to underwrite or invest in any securities of other REITs, other entities engaged in real estate related activities or other issuers. Generally speaking, other than the loans described above in the section entitled “—Investments in Loans and Other Lending Policies,” we do not expect to engage in any significant investment activities with other entities. We do not intend to engage in the purchase and sale (or turnover), trading, underwriting or agency distribution of securities of other issuers.
Disposition Policy
Although we do not currently have any plans to dispose of our existing loans, we will consider doing so, subject to compliance with our Investment Guidelines, if our Manager, Investment Committee and/or Board, as applicable, determines that a sale or other disposition of our loans would be in our interests based on the price being offered for the loan, the operating performance of the loan parties, the tax consequences of the disposition and other factors and circumstances surrounding the proposed disposition.
Equity Capital and Debt Financing Policies
If our Board determines that additional capital is required or appropriate, we intend to raise such funds through offerings of equity or debt securities, entering into credit facilities and borrowing thereunder, and/or retaining cash flow (subject to the distribution requirements applicable to REITs and our desire to minimize our U.S. federal income tax obligations) or any combination of these methods. In the event that our Board determines to raise additional equity or debt capital, it has the authority, without any action by our shareholders, to issue additional common stock, preferred stock or debt securities, including senior securities, in any manner and on such terms and for such consideration as it deems appropriate, at any time, subject to compliance with applicable law and the rules and requirements for listed companies on Nasdaq. However, we do not intend to offer our securities in exchange for property. Existing shareholders will have no preemptive right to additional shares issued in any offering, and any offering might cause a dilution of investment.
We do not have a formal policy limiting the amount of debt we may incur and our Board has broad authority to approve our incurrence of debt. We will consider a number of factors in evaluating the amount of debt that we may incur, which may include, among other things, then-current economic conditions, relative costs of debt and equity capital, market values of our loans, general market conditions, outlook for the level, slope, and volatility of interest rates, the creditworthiness of our financing counterparties, fluctuations in the market price of our common stock, growth and acquisition opportunities and assumptions regarding our future cash flow. Although we are not required to maintain any particular leverage ratio, we expect to employ prudent amounts of leverage and, when appropriate, to use debt as a means of providing additional funds for the acquisition of loans, to refinance existing debt or for general corporate purposes. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
Our Board may establish a class or series of shares of our common stock and preferred stock that could delay or prevent a merger, third-party tender offer, change of control or similar transaction or a change in incumbent management that might involve a premium price for shares of our common stock or otherwise be in the best interests of our shareholders. Additionally, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock.
We may, under certain circumstances, purchase common or preferred stock in the open market or in private transactions with our shareholders, if those purchases are approved by our Board. Our Board has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.
Reporting Policies
We intend to make available to our shareholders our annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements certified by independent public accountants, with the SEC.

DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of our stock does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and our Charter and Bylaws. Copies of our Charter and Bylaws have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part and are incorporated herein by reference. See “Where You Can Find Additional Information.”
General
We have the authority to issue 50,010,000 shares of stock, consisting of 50,000,000 shares of common stock, $0.01 par value per share (our “common stock”) and 10,000 shares of preferred stock, $0.01 par value per share (our “preferred stock”). As of November 7, 2024, 6,925,395 shares of our common stock were issued and outstanding and no shares of our preferred stock were outstanding. Our Board, with the approval of a majority of the entire Board of Directors and without any action by our shareholders, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Under Maryland law, our shareholders generally are not liable for our debts or obligations solely as a result of their status as shareholders.
Common Stock
Our Board of Directors may reclassify any unissued shares of our common stock from time to time into one or more classes or series of stock. Subject to certain provisions of, and except as may otherwise be specified in the Charter, and subject to the rights of the holders of our preferred stock, if any, and any other class or series of stock hereinafter classified and designated by our Board:
•the holders of our common stock shall have the exclusive right to vote for the election of directors and on all other matters requiring shareholder action, each share entitling the holder thereof to cast one vote on each matter submitted to a vote of shareholders;
•dividends or other distributions may be declared and paid or set apart for payment upon our common stock out of any assets or our funds legally available for the payment of distributions, but only when, as, and if, authorized by our Board; and
•upon our voluntary or involuntary liquidation, dissolution or winding up, our net assets legally available for distribution shall, after the payment of or adequate provision for all known debts and liabilities and any preferential rights of the holders of any then-outstanding shares of our preferred stock, be distributed pro rata to the holders of our common stock.
Preferred Stock
Our Board of Directors has the authority, without action by our shareholders, to issue up to 10,000 shares of our preferred stock in one or more classes or series and to designate the rights, preferences and privileges of each class or series, which may be greater than the rights of our common stock. There are no shares of our preferred stock designated or outstanding. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of our preferred stock. However, the effects might include:
•restricting dividends on our common stock;
•diluting the voting power of our common stock;
•impairing liquidation rights of our common stock; or
•delaying or preventing a change in control of us without further action by our shareholders.
The Board of Directors’ authority to issue our preferred stock without shareholder approval could make it more difficult for a third-party to acquire control of our company and could discourage such attempt. We have no present plans to issue any shares of our preferred stock.

Classified or Reclassified Shares
Prior to the issuance of classified or reclassified shares of any class or series of stock, our Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of our stock; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the provisions of the Charter and Bylaws and subject to the express terms of any class or series of our stock outstanding at the time, the preferences, conversion or other rights, voting powers (including exclusive voting rights, if any), restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause us to file articles supplementary with the State Department of Assessments and Taxation of Maryland.
Shareholders’ Consent in Lieu of Meeting
The MGCL generally provides that, unless the charter of the corporation authorizes shareholder action by less than unanimous consent, holders of common stock may take action by consent in lieu of a meeting only if it is given by all such shareholders entitled to vote on the matter. The Charter and Bylaws do not provide for action by common shareholders by less than unanimous consent.
Distributions
Our Board of Directors from time to time may authorize and we may pay to our shareholders such dividends or other distributions in cash or other property, including in shares of one class of our stock payable to holders of shares of another class of our stock, as our Board of Directors in its discretion shall determine. See “Distribution Policy” above for a description of our current distribution policy.
Corporate Opportunities
Under the Charter, none of our directors or officers, including any officer or director who also serves as a director, officer or employee of our Manager, or serves on the Investment Committee, shall be obligated, in their capacity as such, to offer us the opportunity to participate in any business or investing activity or venture that falls within our Investment Guidelines (as described above under “Our Manager and Our Management Agreement—Investment Guidelines”) that is presented to such person, other than in their capacity as our officer or director.
Ownership Limitations and Exceptions
Subject to certain exceptions as described in the Charter, the following restrictions apply to our common stock:
•(i) No person, other than a Qualified Institutional Investor or an Excepted Holder, shall Beneficially Own or Constructively Own shares of our capital stock in excess of the “Aggregate Stock Ownership Limit,” which is defined as 4.9% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of our capital stock, (ii) no Qualified Institutional Investor, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of our capital stock in excess of the “Qualified Institutional Investor Aggregate Stock Ownership Limit” which is defined as 9.8% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of our capital stock and (iii) no Excepted Holder shall Beneficially Own or Constructively Own shares of our capital stock in excess of the Excepted Holder Limit for such Excepted Holder.
•No person shall Beneficially Own or Constructively Own shares of our capital stock to the extent that such Beneficial Ownership or Constructive Ownership of our capital stock would result in us (i) being Closely Held (as defined below) (without regard to whether the ownership interest is held during the last half of a taxable year), or (ii) otherwise failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in us owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).
•Any transfer of shares of our capital stock that, if effective, would result in our capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the

Code) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of our capital stock.
•Any transfer of shares of our capital stock that, if effective, would cause our assets to be deemed “plan assets” within the meaning of Department of Labor regulation 20 C.F.R. 2510.3-101 for purposes of ERISA or Section 4975 of the Code shall be void ab initio, and the intended transferee shall acquire no rights in such shares of our capital stock.
Additionally, our Board, in its sole discretion, may exempt (prospectively or retroactively) a person from the Aggregate Stock Ownership Limit and/or the Qualified Institutional Investor Aggregate Stock Ownership Limit, may qualify a person as a Qualified Institutional Investor, and may establish or increase an Excepted Holder Limit for such person if: (i) our Board of Directors obtains such representations, covenants and undertakings (X) from such person as are reasonably necessary to ascertain that no individual’s Beneficial or Constructive Ownership of such shares of our capital stock will be in violation of the provisions of the Charter described in the second bullet above and (Y) as our Board of Directors may deem appropriate in order to conclude that granting the exemption, granting Qualified Institutional Investor status, and/or establishing or increasing the Excepted Holder Limit, as the case may be, will not otherwise cause us to lose our status as a REIT; and (ii) such person agrees that any violation or attempted violation of such representations, covenants or undertakings (or other action that is contrary to the restrictions contained in the Charter) will result in such shares of our capital stock being automatically transferred to a trust in accordance with the Charter.
Our Board of Directors may from time to time increase the Aggregate Stock Ownership Limit and/or the Qualified Institutional Investor Aggregate Stock Ownership Limit for one or more persons and decrease the Aggregate Stock Ownership Limit and/or the Qualified Institutional Investor Aggregate Stock Ownership Limit for all other persons; provided, however, that the decreased Aggregate Stock Ownership Limit and/or Qualified Institutional Investor Aggregate Stock Ownership Limit, as applicable, will not be effective for any person whose percentage of ownership of our capital stock is in excess of such decreased Aggregate Stock Ownership Limit and/or Qualified Institutional Investor Aggregate Stock Ownership Limit, as applicable, until such time as such person’s percentage of ownership of our capital stock equals or falls below the decreased Aggregate Stock Ownership Limit and/or Qualified Institutional Investor Aggregate Stock Ownership Limit, as applicable, but any further acquisition of our capital stock by any such person (other than a person for whom an exemption has been granted pursuant to a provision of the Charter or an Excepted Holder) in excess of such percentage ownership of our capital stock will be in violation of the Aggregate Stock Ownership Limit and/or Qualified Institutional Investor Aggregate Stock Ownership Limit, as applicable; and provided further, that the new Aggregate Stock Ownership Limit and/or Qualified Institutional Investor Aggregate Stock Ownership Limit, as applicable, would not allow five or fewer persons (taking into account all Excepted Holders) to Beneficially Own or Constructively Own more than 49.9% in value of the outstanding shares of our capital stock.
Any person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of our capital stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer described above, or who would have owned shares of our capital stock transferred to the trust as described below, must immediately give us written notice of such event or, in the case of a proposed or attempted transaction, give us at least 15 days prior written notice and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.
“Beneficial Ownership” shall mean ownership of our capital stock by a person, whether the interest in the shares of our capital stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3)(A) of the Code. The terms “Beneficial Owner,” “Beneficially Owns,” “Beneficially Owning” and “Beneficially Owned” shall have the correlative meanings.
“Closely Held” shall mean, as of a given date, that we, as of such date, are “closely held” within the meaning of Section 856(a)(6) (without regard to Section 856(h)(2)) of the Code.
“Constructive Ownership” shall mean ownership of our capital stock by a person, whether the interest in the shares of our capital stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the

Code. The terms “Constructive Owner,” “Constructively Owns,” “Constructively Owning” and “Constructively Owned” shall have the correlative meanings.
“Excepted Holder” shall mean any of our shareholders for whom an Excepted Holder Limit is created by the Charter or our Board of Directors pursuant to the Charter and shall include Leonard M. Tannenbaum.
“Excepted Holder Limit” shall mean for each Excepted Holder, provided that the affected Excepted Holder agrees to comply with the requirements established by the Charter or our Board of Directors and, subject to adjustment pursuant to certain provisions of the Charter, the percentage limit established for such Excepted Holder by the Charter or our Board. An Excepted Holder Limit has been established permitting Leonard M. Tannenbaum to Beneficially Own or Constructively Own up to 29.9%, in value or number of shares, whichever is more restrictive, of the outstanding shares of our capital stock.
“Qualified Institutional Investor” shall mean a person that is registered as an investment company under the Investment Company Act (i) so long as each Individual who Beneficially Owns shares of our capital stock as a result of being a Beneficial Owner of such entity satisfies the Aggregate Stock Ownership Limit and (ii) subject to our Board of Directors qualifying such person as a Qualified Institutional Investor pursuant to the applicable terms of our Charter.
Transfer Restrictions
Under the Charter and Bylaws, if any transfer of shares of our capital stock occurs which, if effective, would result in any person Beneficially Owning or Constructively Owning shares of our capital stock in violation of the restrictions outlined above under “Ownership Limitations and Exceptions”:
•then that number of shares of our capital stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such person to violate the ownership limitations (rounded up to the next whole share) shall be automatically transferred to a trust for the benefit of a charitable beneficiary, as described in the Charter, effective as of the close of business on the business day prior to the date of such transfer, and such person shall acquire no rights in such shares; or
•if the transfer to the trust described in the preceding clause would not be effective for any reason to prevent violation of the Aggregate Stock Ownership Limit, the Qualified Institutional Investor Aggregate Stock Ownership Limit or the Excepted Holder Limit, as applicable, our being Closely Held or our otherwise failing to qualify as a REIT, then the transfer of that number of shares of our capital stock that otherwise would cause any person to violate such provisions of the Charter, shall be void ab initio, and the intended transferee shall acquire no rights in such shares of our capital stock.
•to the extent that, upon a transfer of shares of our capital stock pursuant to the Charter, a violation of any provision of the Charter would nonetheless be continuing (for example, where the ownership of shares of our capital stock by a single trust would violate the 100 shareholder requirement applicable to REITs), then shares of our capital stock shall be transferred to that number of trusts, each having a distinct trustee and a charitable beneficiary or charitable beneficiaries that are distinct from those of each other trust, such that there is no violation of any provisions of the Charter.
•Shares of our capital stock held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of our capital stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of our capital stock held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon our demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a prohibited owner before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Shares of our capital stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we, or our designee, accepts such offer. We may reduce the amount so payable to the prohibited owner by the amount of any distribution that we made to the prohibited owner before it discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our capital stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.
If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of our capital stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that we paid to the prohibited owner before it discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to the discovery by us that shares of our capital stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount must be paid to the trustee upon demand.
In addition, if our Board of Directors determines that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of our capital stock described above, our Board of Directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of our capital stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.
Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of outstanding shares of any class of our capital stock, within 30 days after the end of each taxable year, must give us written notice stating the shareholder’s name and address, the number of shares of each class of our capital stock that the shareholder Beneficially Owns and a description of the manner in which the shares are held. Each such owner must provide us such additional information as we may request in order to determine the effect, if any, of the shareholder’s Beneficial Ownership on our status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit, the Qualified Institutional Investor Aggregate Stock Ownership Limit and each Excepted Holder Limit. In addition, each person who is a Beneficial Owner or Constructive Owner of shares of our capital stock and each person (including the shareholder of record) who is holding shares of our capital stock for a Beneficial Owner or Constructive Owner must, on request, provide to us such information as we may request in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the Aggregate Stock Ownership Limit, the Qualified Institutional Investor Aggregate Stock Ownership Limit and each Excepted Holder Limit.
Any certificates representing shares of our capital stock will bear a legend referring to the restrictions on ownership and transfer described above. These restrictions on ownership and transfer of our capital stock will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

The restrictions on ownership and transfer of our capital stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interests of our shareholders.
Other Rights
Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any other securities of our Company.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.
Listing
Our common stock is listed on the Nasdaq Capital Market under the symbol “SUNS.”

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS
The following summary of the terms of our stock and of certain provisions of Maryland law does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and our Charter and Bylaws. Copies of our Charter and Bylaws have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part and are incorporated herein by reference. See “Where You Can Find Additional Information.”
Board of Directors
Our Board of Directors currently consists of five directors. The Charter and Bylaws provide that the number of directors initially constituting our Board of Directors may be increased or decreased only by our Board pursuant to the Bylaws, but shall never be less than the minimum number required by the MGCL (which is one), nor more than 11. The directors (other than any director elected solely by holders of one or more classes or series of our preferred stock) are classified, with respect to the terms for which they severally hold office, into three classes, as nearly equal in number as possible as determined by our Board, one class (“Class I”) to hold office initially for a term expiring at the next succeeding annual meeting of shareholders, another class (“Class II”) to hold office initially for a term expiring at the second succeeding annual meeting of shareholders and another class (“Class III”) to hold office initially for a term expiring at the third succeeding annual meeting of shareholders, with the members of each class to hold office until their successors are duly elected and qualify. At each annual meeting of the shareholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election and until their successors are duly elected and qualify, or until their earlier removal or resignation.
Vacancies. Under the Charter, except as may be provided by our Board in setting the terms of any class or series of our preferred stock, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which such vacancy occurred and until a successor is elected and qualifies.
Voting. The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of our Board, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or the Bylaws.
Removal of Directors. Subject to the rights of holders of shares of one or more classes or series of our preferred stock to elect or remove one or more directors, any director, or our entire Board, may be removed from office at any time, but only for cause and then only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors. For the purpose of this provision, “cause” shall mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.
Election of Directors. Except as may otherwise be provided in the Charter with respect to holders of any class or series of our preferred stock, a plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a director. Holders of shares of our common stock have no right to cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.
REIT Qualification
We intend to elect and qualify for U.S. federal income tax treatment as a REIT, and our Board shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve our status as a REIT; however, if our Board determines that it is no longer in our best interests to attempt to, or continue to, qualify as a REIT, our Board may revoke or otherwise terminate our REIT election pursuant to Section 856(g) of the Code. Our Board, in its sole and absolute discretion, also may (a) determine that compliance with any restriction or limitation on stock ownership and transfers set forth in the Charter is no longer required for REIT qualification and (b) make any other determination or take any other action pursuant to the provisions of the Charter.

Business Combinations
Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested shareholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Thereafter, any such business combination must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested shareholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested shareholder, unless, among other conditions, the corporation’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. A corporation’s board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
Pursuant to the statute, our Board has adopted a resolution exempting any business combination with Leonard M. Tannenbaum, or any of his affiliates. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and Leonard M. Tannenbaum or any of his affiliates. As a result, Leonard M. Tannenbaum or any of his affiliates may be able to enter into business combinations with us that may not be in the best interests of our shareholders, without compliance with the supermajority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of our Company and increase the difficulty of consummating any offer.
Control Share Acquisitions
The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from shares entitled to vote on the matter.
“Control shares” are voting shares of stock that, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:
•one-tenth or more but less than one-third;
•one-third or more but less than a majority; or
•a majority or more of all voting power.
Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem for fair value any or all of the control shares (except those for which voting rights have previously been approved). Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of shareholders is held at which the voting rights of such shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The control share acquisition statute does not apply to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or acquisitions approved or exempted by the charter or bylaws of the corporation. The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our capital stock. This provision may be amended or eliminated at any time in the future by our Board.
Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:
•a classified board of directors;
•a two-thirds vote requirement for removing a director;
•a requirement that the number of directors be fixed only by vote of the board of directors;
•a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and
•a majority requirement for the calling of a shareholder-requested special meeting of shareholders.
Pursuant to Subtitle 8, we have provided that vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining directors and that directors elected by the Board to fill vacancies will serve for the remainder of the full term of the class in which the vacancy occurred. Through provisions in the Charter and Bylaws unrelated to Subtitle 8, we already (i) have a classified Board of Directors, (ii) vest in our Board the exclusive power to fix the number of directorships and (iii) require, unless called by our Board, chairman of our Board, our chief executive officer or our president, the written request of shareholders entitled to cast a majority of all of the votes entitled to be cast at such a meeting to call a special meeting.
Indemnification and Limitation of Directors’ and Officers’ Liability
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. The Charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.
The MGCL requires us (unless the Charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:
•the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•the director or officer actually received an improper personal benefit in money, property or services; or
•in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:
•a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and
•a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.
The Charter authorizes us to obligate ourselves, and our Bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:
•any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or
•any individual who, while a director or officer of our Company and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.
The Charter and Bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours or a predecessor of ours.
In addition to the indemnification provided by the Charter and Bylaws, we have entered into indemnification agreements with our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements.
Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling our Company for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
We do not currently carry directors’ and officers’ insurance. However, we may in the future maintain such insurance or establish a sinking fund to contribute a specified amount of cash on a monthly basis towards insuring our directors and officers against liability.
Advance Notice of Director Nominations and New Business
The Bylaws provide that, with respect to an annual meeting of our shareholders, nominations of individuals for election to our Board and the proposal of other business to be considered by our shareholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our Board or (iii) by any shareholder who was a shareholder of record at the record date set by the Board for determining shareholders entitled to vote at the meeting, at the time of giving the notice required by the Bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other proposed business and has provided notice to us within the time period, and containing the information and other materials, specified in the advance notice provisions of the Bylaws.
With respect to special meetings of shareholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our Board may be made only (i) by or at the direction of our Board or (ii) if the meeting has been called for the purpose of electing directors, by any shareholder who was a shareholder of record at the record date set by the Board for determining shareholders entitled to vote at the meeting, at the time of giving the notice required by the Bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has provided notice to us within the time period, and containing the information and other materials, specified in the advance notice provisions of the Bylaws.
The advance notice procedures of the Bylaws provide that, to be timely, a shareholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to our secretary at our principal executive office not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for our preceding year’s annual meeting.
In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a shareholder’s notice must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the close of business on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made.
Meetings of Shareholders
Under the Bylaws, annual meetings of shareholders will be held each year at a date, time and place determined by our Board. Special meetings of shareholders may be called by our Board, chairman of our Board, our chief executive officer or our president. Additionally, subject to the provisions of the Bylaws, special meetings of the shareholders must be called by our secretary upon the written request of shareholders entitled to cast not less than a majority of the votes entitled to be cast at such meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such meeting.
Amendments to the Charter and Bylaws
Under the MGCL, a Maryland corporation generally may not amend its charter unless declared advisable by the board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Except for those amendments permitted to be made without shareholder approval under Maryland law or the Charter, the Charter generally may be amended only if the amendment is first declared advisable by our Board and thereafter approved by the affirmative vote of shareholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Any amendment to the Charter related to the removal of directors or the amendment provision in the Charter related thereto requires the affirmative vote of shareholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.
Our Board has the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws.
Transactions Outside the Ordinary Course of Business
Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with, or convert to, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our Charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

Dissolution of SUNS
The dissolution of our Company must be declared advisable by a majority of the entire Board and approved by our shareholders by the affirmative vote of a majority of all of the votes entitled to be cast on the matter.
Effects of Certain Provisions of Maryland Law and of Our Charter and Bylaws
The restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Ownership Limitations and Exceptions” prevent (i) any person, other than a Qualified Institutional Investor or an Excepted Holder, from Beneficially Owning or Constructively Owning more than 4.9% (in value or by number of shares, whichever is more restrictive) of the aggregate outstanding shares of our capital stock and (ii) any Qualified Institutional Investor, other than an Excepted Holder, from Beneficially Owning or Constructively Owning more than 9.8% (in value or by number of shares, whichever is more restrictive) of the aggregate outstanding shares of our capital stock, in each case, without the approval of our Board. These provisions as well as the business combination provisions of the MGCL may delay, defer or prevent a change in control. Likewise, if the provision in the Bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt in to certain provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.
Further, our Board has the power to classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly classified shares, as discussed under the captions “Description of Capital Stock—Common Stock” and “—Classified or Reclassified Shares,” and could authorize the issuance of shares of a class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. We believe that the power of our Board to classify or reclassify unissued shares of stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.
The Charter and Bylaws also provide that the number of directors may be established only by a majority of the entire Board, which prevents our shareholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of the Bylaws discussed above under the captions “—Meetings of Shareholders” and “—Advance Notice of Director Nominations and New Business” require shareholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual or special meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our Board and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a shareholder proponent’s interest in our Company and adequate time to consider shareholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our shareholders to remove incumbent directors or fill vacancies on our Board with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for outstanding shares of our common stock or otherwise be in the best interest of our shareholders.
Exclusive Forum for Certain Litigation
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our shareholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our Charter or Bylaws or (e) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act. Although our Bylaws contain the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.
Although we believe these provisions will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, these exclusive forum provisions may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

SHARES AVAILABLE FOR FUTURE SALE
Upon the completion of this offering, as a result of the sale of        shares in this offering, we will have          shares of common stock outstanding (or           shares if the underwriters exercise their option to purchase additional shares in full).
Rule 144
In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares considered to be restricted securities for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell those securities without registration and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration, subject to the continued availability of current public information about us after only a six-month holding period. Any sales by affiliates under Rule 144, even after the applicable holding periods, are subject to requirements and/or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, if any, consultants or advisors who purchases our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Form S-8 Registration Statements
On July 12, 2024, we filed with the SEC a registration statement on Form S-8 under the Securities Act to register the shares subject to outstanding options or reserved for issuance under our 2024 Stock Incentive Plan. This registration statement became effective immediately upon filing. Shares covered by this registration statement are eligible for sale in the open market, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.
Lock-Up Periods
For a description of certain lock-up periods, see “Underwriting—No Sales of Similar Securities.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion summarizes the material U.S. federal income tax considerations regarding qualification and taxation as a “real estate investment trust” within the meaning of Section 856 of the Code and the material U.S. federal income tax considerations to investors of the purchase, ownership and disposition of our common stock. This discussion does not address the consequence of an investment in shares of any other equity interest in us. This discussion is based upon the provisions of the Code, the final and temporary Treasury regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase our common stock (including the impact of the Medicare contribution tax on net investment income), nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction or under any U.S. federal tax laws other than U.S. federal income tax laws. This summary does not address all tax considerations that may be relevant to a prospective investor based on such investor’s particular circumstances, and is not intended to be applicable to all categories of investors that may be subject to special treatment under the Code, including but not limited to dealers in securities, banks, thrifts, or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold our common stock as part of a straddle, conversion transaction, or hedge, partnerships or other pass-through entities and persons holding our common stock through a partnership or other pass-through entity, a holder who received our common stock through the exchange of employee stock options or otherwise as compensation, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons whose “functional currency” is other than the U.S. dollar, holders subject to the alternative minimum tax, foreign governments, and international organizations. In addition, this discussion is limited to persons who hold our common stock as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.
The sections of the Code relating to qualification and operation as a REIT, the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and Treasury regulations. No advance ruling from the IRS has been or will be sought regarding any matter discussed in this prospectus. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.
THIS SECTION IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU REGARDING THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK DESCRIBED BY THIS PROSPECTUS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISOR REGARDING THE IMPACT OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common stock that is:
•a citizen or resident of the United States;
•a corporation or entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States, and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
A “Non-U.S. Holder” is any beneficial owner of our common stock that is not (i) a U.S. Holder or (ii) an entity classified as a partnership for U.S. federal income tax purposes.
If a partnership, or entity treated as a partnership for U.S. federal income tax purposes, holds our common stock the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Persons holding our common stock through a partnership or other entity treated as a partnership for U.S. federal income tax purposes should consult their own tax advisors.

Taxation
We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2024. We intend to operate in a manner that will enable us to qualify as a REIT.
In connection with this offering, O’Melveny & Myers LLP will render an opinion that our organization and current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year ending December 31, 2024 and each taxable year thereafter. Investors should be aware that the opinion of O’Melveny & Myers LLP will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets, income, organizational documents, stockholder ownership, and the present and future conduct of our business and will not be binding upon the IRS or any court. We have not received, and do not intend to seek, any rulings from the IRS regarding our status as a REIT or our satisfaction of the REIT requirements. The IRS may challenge our status as a REIT, and a court could sustain any such challenge. In addition, the opinion of O’Melveny & Myers LLP will be based on U.S. federal income tax law governing qualification as a REIT in effect as of the date thereof, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of the ownership of our shares, and the percentage of our taxable income that we distribute. O’Melveny & Myers LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify as a REIT.”
So long as we qualify for taxation as a REIT, we generally are not subject to U.S. federal income tax on the portion of our taxable income or capital gain that is distributed to shareholders annually as long as we qualify as a REIT. This treatment substantially eliminates the “double taxation” (i.e., at both the corporate and stockholder levels) that typically results from investment in a corporation.
Notwithstanding our qualification as a REIT, we will be subject to U.S. federal income tax as follows:
•we will be taxed at normal corporate rates on any undistributed net income (including undistributed net capital gains);
•if we fail to satisfy either the 75% or the 95% gross income tests (discussed below), but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of (1) the amount by which we fail the 75% test and (2) the amount by which we fail the 95% test, in either case, multiplied by a fraction intended to reflect our profitability;
•if we should fail to satisfy the asset tests or other requirements applicable to REITs, as described below, yet nonetheless maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax;
•we will be subject to a tax of 100% on net income from any “prohibited transaction”;
•we will be subject to tax, at the corporate rate, on net income from (1) the sale or other disposition of “foreclosure property” (generally, property acquired by us through foreclosure or after a default on a loan secured by the property or a lease of the property and for which an election is in effect) that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property;
•if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain income for the year and (3) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of the Required Distribution over the sum of (a) the amounts actually distributed plus (b) the amounts with respect to which certain taxes are imposed on us;
•if we acquire any asset from a “C corporation” (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during a five-year period beginning on the date that we acquired the asset, then the asset’s “built-in” gain generally will be subject to tax at the highest regular corporate rate;
•if we fail to qualify for taxation as a REIT because we failed to distribute by the end of the relevant year any earnings and profits we inherited from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits;
•a 100% tax may be imposed on certain transactions between us and our taxable REIT subsidiaries (“TRSs”) that do not reflect arm’s length terms;
•we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to satisfy the record keeping requirements intended to monitor our compliance with rules relating to the ownership of our common stock, as described below in “—Requirements for Qualification—Organizational Requirements”;
•With respect to an interest in a taxable mortgage pool or a residual interest in a real estate mortgage investment conduit, or “REMIC,” the ownership of which is attributed to us or to a REIT in which we own an interest, although the law on the matter is unclear as to the ownership of an interest in a taxable mortgage pool, we may be taxable at the highest corporate rate on the amount of any excess inclusion income for the taxable year allocable to the percentage of our stock that is held in record name by “disqualified organizations.” For a discussion of “excess inclusion income,” see “—Taxable Mortgage Pools and Excess Inclusion Income.” A “disqualified organization” includes:
◦the United States;
◦any state or political subdivision of the United States;
◦any foreign government;
◦any international organization;
◦any agency or instrumentality of any of the foregoing;
◦any other tax-exempt organization, other than a farmer’s cooperative described in Section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code; and
◦any rural electrical or telephone cooperative.
•certain of our subsidiaries may be subchapter C corporations, the earnings of which could be subject to federal corporate income tax; and
•we and our subsidiaries, if any, may be subject to a variety of taxes, including state, local and foreign income taxes, property taxes and other taxes on our assets and operations and could also be subject to tax in situations and on transactions not presently contemplated.
We will use the calendar year both for U.S. federal income tax purposes and for financial reporting purposes.
Requirements for Qualification. To qualify as a REIT, we must elect to be treated as a REIT and must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests and (d) annual distribution requirements.
Organizational Requirements. A REIT must be organized as a corporation, trust or association:
1)that is managed by one or more trustees or directors;
2)the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
3)that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;
4)that is neither a financial institution nor an insurance company subject to specified provisions of the Code;
5)the beneficial ownership of which is held by 100 or more persons;
6)during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, or by application of certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include some entities that would not ordinarily be considered “individuals”); and
7)that meets other tests, described below, regarding the nature of its income and assets.
The Code provides that conditions (1) through (4) must be met during our entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Charter provides for restrictions regarding transfer of our capital stock, in order to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These transfer restrictions are described in “Description of Capital Stock—Ownership Limitations and Exceptions” and “—Transfer Restrictions.”
We will be treated as having satisfied condition (6) above if we comply with the regulatory requirements to request information from our shareholders regarding their actual ownership of our common stock, and we do not know, or in exercising reasonable diligence would not have known, that we failed to satisfy this condition. If we fail to comply with these regulatory requirements for any taxable year we will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed.
Gross Income Tests. We must satisfy the following two separate gross income tests at the close of each of our taxable years:
•75% Gross Income Test. At least 75% of our gross income (excluding gross income from prohibited transactions, income from certain hedging transactions and certain foreign currency gains) must consist of income derived directly or indirectly from investments relating to real property or mortgages on real property (generally including rents from real property, dividends from other REITs, and, in some circumstances, interest on mortgages), or some types of temporary investment income.
•95% Gross Income Test. At least 95% of our gross income (excluding gross income from prohibited transactions, income from certain hedging transactions and certain foreign currency gains) must consist of items that satisfy the 75% gross income test and certain other items, including dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of these types of income).
Interest income that we receive will satisfy the 75% gross income test (as described above) to the extent that it is derived from a loan that is adequately secured by a mortgage on real property or on interests in real property (including, in the case of a loan secured by both real property and personal property, such personal property if it does not exceed 15% of the total fair market value of all of the property securing the loan). If a loan is secured by both real property and other property (and such other property is not treated as real property as described above), and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan, determined as of (a) the date we agreed to acquire or originate the loan or (b) in the event of a “significant modification,” the date we modified the loan, then a part of the interest income from such loan equal to the percentage amount by which the loan exceeds the value of the real property will not be qualifying income for purposes of the 75% gross income test, but may be qualifying income for purposes of the 95% gross income test.
We expect that any CMBS in which we invest generally will be treated either as interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income from such CMBS will be qualifying income for the 95% gross income test. In the case of CMBS treated as interests in grantor trusts, interest on mortgage loans held by the trust would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. In the case of CMBS treated as interests in a REMIC, income derived from REMIC interests generally will be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test.
The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a loan and therefore as a qualifying asset for purposes of the REIT asset tests, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying loans for REIT purposes.
There is limited case law and administrative guidance addressing whether mezzanine loans or preferred equity investments will be treated as equity or debt for U.S. federal income tax purposes. If the IRS successfully recharacterizes a mezzanine loan or preferred equity investment we hold in a manner inconsistent with our intended treatment, there can be no assurance that we will not derive nonqualifying income for purposes of the 75% or 95% gross income test or earn income that could be subject to a 100% penalty tax.
If we receive contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, then the income attributable to the participation feature will be treated as gain from the sale of the underlying real property and will satisfy both the 75% and 95% gross income tests provided that the property is not held by the borrower as inventory or dealer property. Interest income that we receive from a loan in which all or a portion of the interest income payable is contingent on the gross receipts or sales of the borrower will generally be qualifying income for purposes of both the 75% and 95% gross income tests.
We may receive fee income in a number of circumstances, including from loans that we originate. Fee income, including prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for us entering or having entered into an agreement to make a loan secured by real property or an interest in real property and the fees are not determined by income and profits of the borrower. Other fees generally are not qualifying income for purposes of either gross income test. Fees earned by any TRSs are not included in computing the 75% and 95% gross income tests, and thus neither assist nor hinder our compliance with these tests.
Phantom income. Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from certain assets in advance of our receipt of cash flow from or proceeds from disposition of such assets and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.
For example, some of the loans and debt securities that we acquire may have been issued with original issue discount. In general, we will be required to accrue original issue discount based on the constant yield to maturity of the debt securities, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though such yield may exceed cash payments, if any, received on such debt instrument. In addition, we may agree to modify the terms of distressed and other loans we hold. These modifications may be considered “significant modifications” for U.S. federal income tax purposes that give rise to a deemed debt-for-debt exchange upon which we may recognize taxable income or gain without a corresponding receipt of cash.
Furthermore, we may acquire debt instruments or CMBS in the secondary market for less than their face amount. The amount of such discount generally will be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.
As a result of each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized.
Prohibited Transactions. Net income from prohibited transactions is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of assets held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. We intend to continue to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or primarily for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of our business (for purposes of the prohibited transaction rules) either by relying on an appropriate safe harbor or otherwise.
Foreclosure Property. Foreclosure property generally includes any real property, including interests in real property, and any personal property incident to such real property:
•that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;
•for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and
•for which the REIT makes a proper election to treat the property as foreclosure property.
Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. We will be subject to tax at the maximum corporate rate on any net income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests.
Effect of Subsidiary Entities. In the case of a REIT that is a partner in a partnership, Treasury regulations provide that for purposes of applying the gross income and asset tests the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will remain the same in the hands of the REIT for U.S. federal income tax purposes.
A TRS is a corporation in which we directly or indirectly own stock and that jointly with us elects to be treated as our TRS under Section 856(l) of the Code. If our TRS owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our TRS. A TRS is subject to U.S. federal income tax and state and local income tax, where applicable, as a regular C corporation. Generally, a TRS can engage in activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, we will be obligated to pay a 100% penalty tax on some payments that we receive or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among us, our borrowers and/or the TRS are not comparable to similar arrangements among unrelated parties.
We may own interests in one or more TRSs that may receive management fee income and/or hold assets or generate income that could cause us to fail the REIT income or asset tests or subject it to the 100% tax on prohibited transactions. Our TRSs may incur significant amounts of U.S. federal, state and local income taxes and, if doing business or owning property outside of the United States, significant non-U.S. taxes.
If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary” (“QRS”), the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a QRS is a corporation, other than a TRS, all of the stock of which is owned directly or indirectly by the REIT. All assets, liabilities and items of income, deduction and credit of the QRS will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A QRS is not subject to U.S. federal corporate income taxation, although it may be subject to state and local taxation in some states.

Relief Provisions for Failing the 75% or the 95% Gross Income Tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under provisions of the Code. Relief provisions are generally available if:
•following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year; and
•our failure to meet these tests was due to reasonable cause and not willful neglect.
However, it is not possible to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “—Taxation,” even if the relief provisions apply, a tax will be imposed with respect to some or all of our excess nonqualifying gross income, reduced by approximated expenses.
Asset Tests. We must satisfy the following four tests relating to the nature of our assets at the close of each quarter of our taxable year:
•at least 75% of the value of our total assets must be represented by real estate assets (including (1) our allocable share of real estate assets held by partnerships in which we own an interest, (2) stock or debt instruments held for not more than one year purchased with the proceeds of our stock offering or long-term (at least five years) debt offering, cash, cash items and government securities, (3) stock in other REITs and (4) certain mortgage-backed securities and loans);
•not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;
•of the investments included in the 25% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets (unless the issuer is a TRS), and we may not own more than 10% of the vote or value of any one issuer’s outstanding securities (unless the issuer is a TRS or we can avail ourselves of the rules relating to certain securities and “straight debt” summarized below);
•not more than 20% of the value of our total assets may be represented by securities of one or more TRS; and
•not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.
The term “securities”, generally includes debt securities issued by a partnership or another REIT. However, “straight debt” securities and certain other obligations, including loans to individuals or estates, certain specified loans to partnerships, certain specified rental agreements and securities issued by REITs are not treated as “securities” for purposes of the “10% value” asset test. “Straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in cash if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors (subject to certain specified exceptions), and (iii) the issuer is either not a corporation or partnership, or the only securities of the issuer held by us, and certain of our TRSs, subject to a de minimis exception, are straight debt and other specified assets.
For purposes of the 75% asset test, mortgage loans generally will qualify as real estate assets to the extent that they are secured by real property. Where a mortgage covers both real property and other property, an apportionment may be required in the same manner as described under “—Gross Income Tests.”
As noted above, there is limited case law and administrative guidance addressing whether mezzanine loans or preferred equity investments we may make will be treated as equity or debt for U.S. federal income tax purposes. If the IRS successfully recharacterizes a mezzanine loan or preferred equity investment in a manner inconsistent with our intended treatment, there can be no assurance that we will satisfy all of the asset tests.
In the case of CMBS treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. In the case of CMBS treated as an interest in a REMIC, such interests will generally qualify as real estate assets, and income derived from REMIC interests will generally be treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest qualifies for purposes of the REIT asset and income tests.

The above asset tests must be satisfied not only at the end of the quarter in which we acquire securities in the applicable issuer, but also in each quarter we acquire any security or other property. After initially meeting the asset tests at the end of any quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets or acquisition of sufficient qualifying assets within 30 days after the close of that quarter. Although we plan to take steps to ensure that we satisfy such steps for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in our overall interest in an issuer. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.
In certain cases, we may avoid disqualification for any taxable year if we fail to satisfy the asset tests after the 30 day cure period. We will be deemed to have met certain of the REIT asset tests if the value of our non-qualifying assets for such tests (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the non-qualifying assets within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause rather than willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT, after the 30 day cure period, by taking steps including (i) the disposition of sufficient assets to meet the asset test within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (iii) disclosing certain information to the IRS. If we fail the asset test and cannot avail ourselves of these relief provisions, we may fail to qualify as a REIT.
Annual Distribution Requirements. We are required to distribute dividends (other than capital gain dividends) to our shareholders each taxable year in an amount at least equal to (i) the sum of (a) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of specified items of noncash income. Dividends must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular dividend payment after the declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at the regular corporate tax rate. We may designate all or a portion of our undistributed net capital gains as being includable in the income of our shareholders as gain from the sale or exchange of a capital asset. If so, the shareholders receive an increase in the basis of their stock in the amount of the income recognized. Shareholders are also to be treated as having paid their proportionate share of the capital gains tax imposed on us on the undistributed amounts and receive a corresponding decrease in the basis of their stock. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for that year, (2) 95% of our REIT capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the Required Distribution over the sum of (a) the amounts actually distributed and (b) the undistributed amounts on which certain taxes are imposed on us. We intend to make timely distributions sufficient to satisfy all annual distribution requirements.
From time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of those expenses in arriving at our taxable income. Further, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends (discussed immediately below) or engage in other potentially adverse transactions.
Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being disqualified as a REIT or taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.
Record Keeping Requirements. To elect taxation as a REIT under applicable Treasury regulations, we must maintain records and request information from our stockholders designed to disclose the actual ownership of our stock. We intend to comply with these requirements.
Affiliated REITs. If any REIT in which we acquire an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT, QRS or a TRS, as further described above in “—Effect of Subsidiary Entities.”
Failure to Qualify as a REIT. If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, nor will we be required to make those distributions. If we fail to so qualify and the relief provisions do not apply, to the extent of current and accumulated earnings and profits, all distributions to shareholders generally will be taxable at capital gain rates if certain minimum holding period requirements are met, and, subject to specified limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to statutory relief.
The rule against re-electing REIT status following a loss of such status could also apply to us if it were determined that AFC failed to qualify as a REIT for certain taxable years and we were treated as a successor to any such entity for U.S. federal income tax purposes. If we fail to qualify as a REIT due to a predecessor’s failure to qualify as a REIT, we would be subject to corporate income tax as described in the preceding paragraph.
We may be entitled to invoke specified cure provisions for any taxable year in the event we violate a provision of the Code that would otherwise result in our failure to qualify as a REIT. However, these cure provisions are available only if the relevant violations are due to reasonable cause, so there can be no guarantee that such cure provisions will be available under all circumstances. If we are able to invoke these cure provisions, we would continue to qualify as a REIT, and would instead be required to pay a monetary penalty.
Taxation of U.S. Holders of our common stock
Distributions. As long as we qualify as a REIT, distributions made to our taxable U.S. Holders of our common stock will be taxed as follows:
•Distributions out of current or accumulated earnings and profits (and not designated as capital gain dividends) generally constitute ordinary dividend income to U.S. Holders and generally will not be eligible for the dividends received deduction for corporations or the preferential tax rate for “qualified dividend income” (other than ordinary dividends attributable to dividends from taxable corporations, such as TRSs and to income upon which we have paid corporate income tax). However, for taxable years beginning before January 1, 2026, U.S. Holders that are individuals, trusts or estates generally may deduct up to 20% of “qualified REIT dividends” (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, which temporarily reduces the effective tax rate on these dividends to a maximum federal income tax rate of 29.6% for those years.
•Distributions in excess of current and accumulated earnings and profits are not taxable to a U.S. Holder to the extent that they do not exceed the adjusted basis of the U.S. Holder’s shares, but rather reduce the adjusted basis of those shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Holder’s shares, they are to be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less).
•Distributions designated as capital gain dividends constitute long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. Holder has held our stock. Corporate U.S. Holders may be required to treat up to 20% of some capital gain dividends as ordinary income. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. Holders who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.
•If we elect to retain and pay income tax on our net long-term capital gain, each holder of our common stock would: (1) include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in our income, (2) be deemed to have paid its proportionate share of the tax that we paid on such gain and (3) be allowed a credit for its proportionate share of the tax deemed to have been paid, with an adjustment made to increase the holder’s basis in our stock by the difference between (a) the amount of capital gain included in income and (b) the amount of tax deemed paid by the holder.
•Distributions declared by us in October, November or December of any year payable to a U.S. Holder of record on a specified date in October, November or December will be treated as both paid by us and received by the U.S. Holder on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year.
U.S. Holders may not include in their individual income tax returns any of our net operating losses or capital losses. In determining the extent to which a distribution constitutes a dividend for U.S. federal income tax purposes, our earnings and profits generally will be allocated first to distributions with respect to our preferred stock, if any, prior to allocating any remaining earnings and profits to distributions on our common stock. If we have net capital gains and designate some or all of our distributions as capital gain dividends to that extent, although the proper tax treatment of those amounts is not entirely clear, we intend to allocate the capital gain dividends among different classes of stock in proportion to the allocation of earnings and profits as described above.
Distributions Consisting of Stock and Cash. The IRS allows us to satisfy our REIT distribution requirements by making distributions partly in cash and partly in shares of our common stock as long as we follow certain procedures and provided the cash portion is no less than 20% of the overall distribution. With respect to each such distribution, each U.S. Holder must include the sum of the value of the shares of our common stock and the amount of cash, if any, received pursuant to the dividend in its gross income as a taxable dividend to the extent that the distribution is made out of our current and accumulated earnings and profits. For this purpose, the amount of the dividend paid in our common stock will be equal to the amount of cash that could have been received instead of our common stock. A U.S. Holder that receives shares of our common stock pursuant to the dividend would have a tax basis in such stock equal to the amount of cash that could have been received instead of such stock as described above, and the holding period in such stock would begin on the day following the payment date for the dividend. Accordingly, a U.S. Holder’s tax liability with respect to such dividend may be significantly greater than the amount of cash it receives.
Tax Rates. The current maximum tax rate applicable to non-corporate taxable U.S. Holders for long-term capital gains, including capital gain dividends, and for certain dividends, generally is 20%. Short-term capital gains recognized by non-corporate taxpayers are taxed at ordinary income rates (currently up to 37%). Gains recognized by corporate taxpayers (other than tax-exempt taxpayers) are currently subject to U.S. federal income tax at a rate of 21%, whether or not classified as long-term capital gains. The deductibility of capital losses is subject to certain limitations.
In general, dividends paid by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent the REIT’s dividends are attributable either to dividends received from taxable corporations (such as our taxable REIT subsidiaries), to income that was subject to tax at the corporate (REIT) level or to dividends properly designated by us as capital gain dividends. In addition, individuals will be subject to a 3.8% surtax on the lesser of (i) their net investment income (including, among other things, dividend and capital gains from the sale or other disposition of stock), or (ii) the excess of their adjusted gross income, increased by any foreign earned income otherwise excluded from adjusted gross income over their applicable “threshold amount.” The applicable threshold amounts include: for married couples filing a joint return (and surviving spouses), $250,000; for a married taxpayer filing an individual return, $125,000; and for single and head-of-household taxpayers, $200,000. Taxable estates and certain trusts are also subject to a 3.8% surtax on the lesser of (i) their undistributed net investment income for the tax year, or (ii) any excess of their adjusted gross income over the dollar amount at which the highest tax bracket for estates and trusts begins for the tax year. U.S. Holders should consult their tax advisors regarding the effect, if any, of this 3.8% surtax on their ownership and disposition of our common stock.

Sale, Exchange, Repurchase or Other Disposition of our common stock. Upon a sale, repurchase or other taxable disposition of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received on the sale or other disposition and such holder’s adjusted tax basis in our common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for our common stock is more than one year. In general, any loss upon a sale or exchange of shares by a U.S. Holder, if such holder has held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by such holder as long-term capital gain. The deductibility of capital losses is subject to a number of limitations.
Backup Withholding and Information Reporting. Information with respect to dividends paid on our common stock and proceeds from the sale or other disposition of our common stock may be required to be reported to U.S. Holders and to the IRS. This obligation, however, does not apply with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.
A U.S. Holder may be subject to backup withholding (currently at a rate of 24%) with respect to distributions paid on our common stock, or with respect to proceeds received from a sale or other disposition of our common stock. Backup withholding will not apply, however, if the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. To establish status as an exempt person, a U.S. Holder will generally be required to provide certification on IRS Form W-9.
U.S. Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures of obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.
Treatment of Tax-Exempt Holders. Distributions on our common stock by us to a tax-exempt employee pension trust, or other domestic tax-exempt holder, generally will not constitute unrelated business taxable income (“UBTI”), unless the holder has borrowed to acquire or carry our common stock. However, a qualified trust that holds more than 10% (by value) of a pension-held REIT may be required to treat a specified percentage of the REIT’s distributions as UBTI. This requirement will apply only if (1) the REIT would not qualify as such for U.S. federal income tax purposes but for the application of a “look-through” exception to the “five or fewer” requirement applicable to shares held by qualified trusts and (2) the REIT is “predominantly held” by “qualified trusts” (as defined below). A REIT is predominantly held if either (1) a single qualified trust holds more than 25% by value of the REIT interests; or (2) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less specified associated expenses) of the REIT. A de minimis exception applies in any year in which the ratio set forth in the preceding sentence is less than 5%. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code.
Taxation of Non-U.S. Holders
The rules governing U.S. federal income taxation of Non-U.S. Holders are complex. This section is only a summary of such rules. We urge Non-U.S. Holders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our common stock, including any reporting requirements. The rules below regarding distributions generally apply in the same manner regardless of whether the distribution is made in cash or is a taxable stock dividend.
Distributions Generally. A Non-U.S. Holder who receives a distribution that is not attributable to gain from our sale or exchange of “United States real property interests” within the meaning of Section 897 of the Code (“USRPIs”) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend ordinarily will apply unless an applicable tax treaty, reduces or eliminates the tax. Under some treaties, lower withholding tax rates generally applicable to dividends do not apply to dividends from

REITs (or are not as favorable for REIT dividends as compared to non-REIT dividends). However, if a distribution is treated as effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. Holders are taxed on distributions, unless an applicable income tax treaty provides otherwise, and in the case of a corporate Non-U.S. Holder also may be subject to a branch profits tax at the rate of 30% (or lower treaty rate). In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common stock.
A Non-U.S. Holder generally will not be subject to U.S. federal income tax on a distribution not attributable to gain from our sale or exchange of a USRPI and in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the Non-U.S. Holder’s adjusted basis in its stock. Instead, the excess portion of such a distribution will reduce the adjusted basis of that stock. A Non-U.S. Holder will be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the Non-U.S. Holder’s adjusted basis in its stock, if the Non-U.S. Holder otherwise would be subject to U.S. federal income tax on gain from the sale or disposition of its stock, as described below. As also discussed below, we may nevertheless withhold on such distributions even if the distributions are not ultimately subject to U.S. federal income tax. A Non-U.S. Holder may file to claim a refund to the extent that withholdings result in tax payments in excess of its U.S. federal income tax liability.
For U.S. federal income tax purposes, we generally plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution (other than distributions designated as capital gain dividends or distributions of USRPI gain subject to the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) as discussed below) made to a Non-U.S. Holder unless the Non-U.S. Holder provides us with appropriate documentation:
•evidencing that such Non-U.S. Holder is eligible for an exemption or reduced rate under an applicable income tax treaty, generally on an IRS Form W-8BEN or Form W-8BEN-E (in which case we will withhold at the lower treaty rate); or
•claiming that the distribution is income that is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, generally on an IRS Form W-8ECI (in which case we will not withhold tax).
Additional withholding regulations may require us to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits if our common stock constitutes a USRPI with respect to such Non-U.S. Holder, as described below under “—Dispositions of Stock.”. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than distributions subject to FIRPTA, as described above, and except to the extent an exemption or a lower rate of withholding applies), to the extent that we do not do so, we will withhold at a rate of 15% on any portion of such a distribution.
Distributions Attributable to the Sale or Exchange of Real Property. Except as discussed below with respect to “qualified shareholders” and “qualified foreign pension funds,” for any year in which we qualify as a REIT, a Non-U.S. Holder will incur tax on distributions by us that are attributable to gain from our sale or exchange of USRPIs under special provisions of the U.S. federal income tax laws known as FIRPTA. The term USRPIs includes interests in real property and shares in corporations at least 50% of whose real estate and business assets consist of interests in U.S. real property. The term USRPI generally does not include interests in loans or other debt securities. As a result, we do not anticipate that we will generate material amounts of gain that would be subject to FIRPTA.
Under FIRPTA, a Non-U.S. Holder is taxed on distributions by us attributable to gain from sales of USRPIs as if the gain were effectively connected with a U.S. trade or business of the Non-U.S. Holder. A Non-U.S. Holder thus would be taxed on such a distribution at regular tax rates applicable to U.S. holders, subject to any applicable alternative minimum tax for non-corporate holders. A corporate Non-U.S. Holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 21% of any distribution that is a distribution attributable to USRPI gain and may be required to withhold 21% of any capital gain dividend (or amounts that could have been designated as a capital gain dividend) not otherwise subject to withholding as a distribution of USRPI gain. A Non-U.S. Holder may receive a credit against its tax liability for the amount we withhold.

Notwithstanding the foregoing, FIRPTA and the 21% withholding tax will not apply to any distribution with respect to any class of our stock that is regularly traded on an established securities market located in the United States (including our common stock) if the recipient Non-U.S. Holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of distribution. Instead, any distribution will be treated as an ordinary distribution subject to the rules discussed above in “—Distributions Generally,”.
Dispositions of Stock. Gain recognized by a Non-U.S. Holder upon the sale or exchange of our common stock generally would not be subject to U.S. taxation unless:
•the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business, in which case, unless an applicable income tax treaty provides otherwise, the Non-U.S. Holder will be subject to the same treatment as U.S. Holders with respect to such gain and may be subject to the 30% branch profits tax on its effectively connected earnings and profits, subject to adjustments, in the case of a foreign corporation;
•the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the Non-U.S. Holder will incur a 30% tax on his or her capital gains derived from sources within the United States (net of certain losses derived from sources within the United States), unless an applicable income tax treaty provides otherwise; or
•the Non-U.S. Holder is not a “qualified shareholder” or a “qualified foreign pension fund” and our common stock constitutes a USRPI.
Our common stock will not constitute a USRPI if we either are not a United States real property holding corporation (“USRPHC”) or we are a domestically-controlled REIT. Whether we are a USRPHC will depend upon whether the fair market value of USRPIs owned by us equals or exceeds 50% of the fair market value of these interests, any interests in real estate outside of the United States, and our other trade and business assets. USRPIs generally do not include mortgage loans. As a result, we do not anticipate that we will be a USRPHC, but no assurance can be provided that we will not be treated as such.
A Non-U.S. Holder generally will not incur tax under FIRPTA with respect to gain on a disposition of our common stock as long we are a “domestically controlled REIT.” A REIT will be domestically controlled if non-U.S. persons hold, directly or indirectly, less than 50% in value of its stock at all times during the five-year period ending on the date of disposition. For these purposes, a person holding less than 5% of any regularly traded classes of stock of a REIT for five years will be treated as a U.S. person unless the REIT has actual knowledge that such person is not a U.S. person.
Regardless of the extent of our non-U.S. ownership, if our common stock is regularly traded on an established securities market, a Non-U.S. Holder will not incur tax under FIRPTA on a disposition of the shares if such non-U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 10% or less of the total fair market value of such class of stock. The testing period is the shorter of (1) the period during which the non-U.S. stockholder held the shares and (2) the five-year period ending on the disposition date.
If the gain on the sale of our common stock were taxed under FIRPTA, a Non-U.S. Holder would be taxed on that gain in the same manner as U.S. Holders subject to any applicable alternative minimum tax. Qualified Shareholders. To the extent our stock is held directly (or indirectly through one or more partnerships) by a “qualified shareholder,” it will not be treated as a USRPI. Thus, gain from the sale or exchange of our common stock (including distributions treated as gain from the sale or exchange of our common stock) will not be subject to tax unless such gain is treated as effectively connected with the qualified shareholder’s conduct of a U.S. trade or business. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a USRPI (and capital gain dividends and non-dividend distributions to such shareholder may be treated as ordinary dividends). For these purposes, a qualified shareholder is generally a Non-U.S. Holder that (1)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the NYSE or the Nasdaq Stock Market, (2) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (3) maintains records of persons holding 5% or more of the class of interests described in clauses (1)(A) or (1)(B) above. However, in the case of a qualified shareholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply to the “applicable percentage” of the qualified shareholder’s stock (with the “applicable percentage” generally meaning the percentage of the value of the interests in the qualified shareholder held by applicable investors after applying certain constructive ownership rules). The applicable percentage of the amount realized by a qualified shareholder on the disposition of our common stock or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs. Such treatment shall also apply to applicable investors in respect of distributions treated as a sale or exchange of stock with respect to a qualified shareholder. For these purposes, an “applicable investor” is a person (other than a qualified shareholder) who generally holds an interest in the qualified shareholder and holds more than 10% of our stock (applying certain constructive ownership rules).
Qualified Foreign Pension Funds. For FIRPTA purposes neither a “qualified foreign pension fund” nor any entity all of the interests of which are held by one or more qualified foreign pension funds (a “qualified controlled entity”) is treated as a Non-U.S. Holder. For these purposes, a “qualified foreign pension fund” is an organization or arrangement (1) created or organized in a foreign country, (2) established by a foreign country (or one or more political subdivisions thereof) or one or more employers to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees as a result of, or in consideration for, services rendered, (3) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (4) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities and (5) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its income is deferred, or such income is excluded from its gross income or taxed at a reduced rate. Distributions received by qualified foreign pension funds and their wholly-owned non-U.S. subsidiaries will be taxed as described above at “—Distributions Generally” regardless of whether the distribution is attributable to the sale of a USRPI. Gain of a qualified foreign pension fund or its wholly-owned non-U.S. subsidiary treated as gain from the sale or exchange of our common stock as well as our capital gain dividends and distributions treated as gain from the sale or exchange of our common stock under the rules described above at “—Distributions Generally” will not be subject to tax unless such gain is treated as effectively connected with the qualified foreign pension fund’s (or the subsidiary’s, as applicable) conduct of a U.S. trade or business, in which case the qualified foreign pension fund (or subsidiary) generally will be subject to tax at the graduated rates applicable to ordinary income, in the same manner as U.S. holders, unless an applicable income tax treaty provides otherwise, and may be subject to the 30% branch profits tax on its effectively connected earnings and profits, subject to adjustments, in the case of a foreign corporation.
Information Reporting and Backup Withholding. The applicable withholding agent will report to our Non-U.S. Holders and the IRS the amount of dividends treated as paid during each calendar year and the amount of any tax withheld with respect to such payments. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty or agreement. In addition, a Non-U.S. Holder may be subject to backup withholding with respect to dividends paid on our common stock, unless the Non-U.S. Holder certifies that it is not a U.S. person or otherwise establishes an exemption. If the proceeds of a disposition of stock are paid by or through a U.S. office of a broker dealer, the payment is generally subject to U.S. information reporting and to backup withholding unless the disposing Non-U.S. Holder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker dealer, unless the payor has actual knowledge that the payee is a United States person. However, if the proceeds from a disposition of stock are paid to or through a foreign office of a U.S. broker dealer or a non-U.S. office of a foreign broker dealer that is (1) a “controlled foreign corporation” for U.S. federal income tax purposes, (2) a foreign person 50% or more of whose gross income from all sources for a three year period was effectively connected with a U.S. trade or business, (3) a foreign partnership with one or more partners who are U.S. persons and who, in the aggregate, hold more than 50% of the income or capital interest in the partnership, or (4) a foreign partnership engaged in the conduct of a trade or business in the United States, then (A) backup withholding will apply only if the broker dealer has actual knowledge that the owner is not a Non-U.S. Holder, and (B) information reporting will apply unless the Non-U.S. Holder certifies its non-U.S. status. Prospective foreign purchasers should consult their tax advisors and financial planners concerning these rules.

Other Tax Considerations
FATCA. Sections 1471 to 1474 of the Code (“FATCA”) impose a withholding tax of 30% on certain payments received by foreign financial institutions, their affiliates and certain other foreign entities, unless the payee entity agrees to comply with certain due diligence, reporting and related requirements with respect to its account holders and, in some cases, the owners of its debt and equity securities. Withholding under FATCA applies to certain payments of U.S. source income such as interest and dividends. Accordingly, we may be required to withhold under FATCA on distributions or other payments to investors that fail to comply with the applicable requirements of FATCA or to timely certify as to such compliance. Treasury regulations proposed by the U.S. Treasury Department in December 2018, however, indicate an intent to eliminate the requirement under FATCA of withholding on payments of gross proceeds from the disposition of our common stock (other than amounts treated as interest), and the U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.
Taxable Mortgage Pools and Excess Inclusion Income. An entity, or a portion of an entity, may be classified as a “taxable mortgage pool”, or TMP, under the Code if:
•substantially all of its assets consist of debt obligations or interests in debt obligations;
•more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;
•the entity has issued debt obligations (liabilities) that have two or more maturities; and
•the payments required to be made by the entity on its debt obligations (liabilities) “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.
Under applicable Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP. If financing and securitization arrangements give rise to TMPs, the consequences will be as follows.
A portion of the REIT’s income from the TMP arrangement could be treated as “excess inclusion income.” The REIT’s excess inclusion income must be allocated among its shareholders in proportion to dividends paid. The REIT is required to notify shareholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of excess inclusion income:
•cannot be offset by any net operating losses otherwise available to the stockholder;
•in the case of a shareholder that is a REIT, a regulated investment company, or a common trust fund or other pass-through entity, is considered excess inclusion income of such entity;
•is subject to tax as UBTI in the hands of most types of shareholders that are otherwise generally exempt from U.S. federal income tax; and
•results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign shareholders.
To the extent that excess inclusion income is allocated to certain shareholders of a REIT that are generally exempt from U.S. federal income tax, but that are not subject to tax on UBTI (e.g., a government entity or charitable remainder trust), the REIT may be subject to tax on this income at the applicable corporate tax rate (currently 21%). In that case, the REIT could reduce distributions to such shareholders by the amount of such tax paid by the REIT attributable to such stockholder’s ownership. Applicable Treasury regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect a non-publicly offered REIT’s compliance with its distribution requirements. See “ —Taxation—Requirements for Qualification—Annual Distribution Requirements.”
The manner in which excess inclusion income is calculated, or would be allocated to shareholders, including allocations among shares of different classes of stock, is not clear under current law.

If a subsidiary partnership of ours that we do not wholly-own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for U.S. federal income tax purposes and potentially would be subject to U.S. federal corporate income tax or withholding tax. In addition, this characterization would alter our income and asset test calculations and could adversely affect our compliance with those requirements. We intend to avoid any arrangements that would give rise to a TMP that would adversely affect our qualification as a REIT.
Future Changes in Applicable Law. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our shareholders may be enacted, amended or repealed. Changes to the U.S. federal income tax laws and to interpretations of the U.S. federal income tax laws could adversely affect an investment in our common stock.
State and Local Taxes. We and our shareholders may be subject to state or local taxation in various jurisdictions, including those in which they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in any securities being offered by this prospectus or a prospectus supplement to this prospectus.

ERISA CONSIDERATIONS
Certain ERISA Considerations
The following is a summary of certain considerations associated with the purchase of shares of our common stock by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
In considering an investment in shares of our common stock of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.
In addition, a fiduciary of a Plan should consider the fact that none of we, our Manager, the underwriters or any of our or their respective affiliates will act as a fiduciary to any Plan with respect to the Plan’s decision to invest in shares of our common stock. None of we, our Manager, the underwriters or any of our or their respective affiliates is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to any Plan’s decision to invest in shares of our common stock.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving Plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition of shares of our common stock by an ERISA Plan with respect to which we or the underwriters are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, (“PTCEs”) that may apply to the acquisition of shares of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Governmental plans, certain church plans, non-U.S. plans and other plans, while not subject to the fiduciary responsibility provisions of Title I of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to Similar Laws. Because of the foregoing, shares of our common stock should not be purchased by any person investing “plan assets” of any Plan, unless such purchase will not constitute a non-exempt prohibited transaction under ERISA or the Code or similar violation of any applicable Similar Laws.
The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA, Section 4975 of the Code and any Similar Laws to such investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA, the Code or any other applicable Similar Laws.
The sale of shares of our common stock to a Plan, or to a person using assets of any Plan to effect its acquisition, is in no respect a representation by us, our Manager or the underwriters that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for the Plans generally or any particular Plan.

UNDERWRITING
Raymond James & Associates, Inc. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our Manager and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Underwritten Securities
Raymond James & Associates, Inc.
Keefe, Bruyette & Woods, Inc.
BTIG, LLC
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares of common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Underwriting Discounts and Expenses
The representative has advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriter may allow, and such dealers may reallow, a concession not in excess of $      per share. After this offering, the public offering price, concession or any other term of this offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of common stock.

	Per Share	Without Option	With Option
Public offering price (1)	$	$	$
Underwriting discounts and commissions (2) (3)
Proceeds, before expenses, to us(3)	$	$	$
___________________________
(1)Plus declared and unpaid dividends, if any, from ,          if initial settlement occurs after that date.
(2)Excludes certain other compensation payable to the underwriters.
(3)Assumes no exercise of the underwriters’ option to purchase additional shares of common stock described below.
The estimated expenses of this offering payable by us, exclusive of the underwriting discount, are estimated to be approximately $     . We have agreed to reimburse the underwriters for filing fees and the reasonable fees and other disbursements of counsel for the underwriters in connection with any required Blue Sky filings and the filing for

review of the public offering of the common stock by the Financial Industry Regulatory Authority, Inc. (in each case, up to $     ).
Option
We have granted an option to the underwriters to purchase up to       additional shares of common stock at the offering price, less the underwriting discount. The underwriters may exercise this option at any time or from time to time for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriters’ initial amount reflected in the above table.
No Sales of Similar Securities
We, our directors and executive officers and certain of our shareholders have agreed with the underwriters not to offer, sell, transfer or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or, exchangeable for, exercisable for, or repayable with shares of common stock, for a period of days after the date of this prospectus without first obtaining the written consent of Raymond James & Associates, Inc., Keefe, Bruyette & Woods, Inc. and BTIG, LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•offer, pledge, sell or contract to sell any shares of common stock;
•sell any option or contract to purchase any shares of common stock;
•purchase any option or contract to sell any shares of common stock;
•grant any option, right or warrant for the sale of any shares of common stock;
•lend or otherwise dispose of or transfer any shares of common stock;
•file or cause to be filed any registration statement related to the shares of common stock; or
•enter into any swap, hedging, collar or other agreement that can be reasonably expected to transfer, in whole or in part, the economic consequence of ownership of any shares of common stock whether any such swap, hedging, collar or other agreement is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.
This lock-up provision applies to shares of common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of common stock. It also applies to shares of common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Raymond James & Associates, Inc., Keefe, Bruyette & Woods, Inc. and BTIG, LLC may release any of the shares of common stock and other securities subject to the lock-up agreements described above in whole or in part subject to the below considerations. When determining whether or not to release shares of common stock from lock-up agreements, Raymond James & Associates, Inc., Keefe, Bruyette & Woods, Inc. and BTIG, LLC will consider, among other factors, the shareholders’ reasons for requesting the release, the number of shares of common stock for which the release is being requested and market conditions at the time. However, Raymond James & Associates, Inc., Keefe, Bruyette & Woods, Inc. and BTIG, LLC have informed us that, as of the date of this prospectus, there are no agreements between them and any party that would allow such party to transfer any shares of common stock, nor do they have any intention at this time of releasing any of the shares of common stock subject to the lock-up agreements, prior to the expiration of the lock-up period.
Listing
Our common stock is listed on the Nasdaq Capital Market under the trading symbol “SUNS.”

Price Stabilization, Short Positions and Penalty Bids
Until the distribution of our shares of common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our securities. However, the underwriters may engage in transactions that stabilize the price of our securities, such as bids or purchases to peg, fix or maintain that price.
In connection with this offering, the underwriters may purchase and sell our securities in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of our securities than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares of our securities to close out the covered short position, the underwriters will consider, among other things, the price of shares of our securities available for purchase in the open market as compared to the price at which they may purchase shares of our securities through the option. “Naked” short sales are sales in excess of the underwriters’ option to purchase additional shares of common stock. The underwriters must close out any naked short position by purchasing shares of our securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our securities made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Capital Market, in the OTC market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. The underwriters may allocate a limited number of shares of common stock for sale to their online brokerage customers. An electronic prospectus may be available on the websites maintained by the underwriters. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of this prospectus.
Other Activities and Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, financial advisory, lending and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or any in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Raymond James & Associates, Inc. has acted as initial purchaser/placement agent for SRT, an affiliate of our Manager, in connection with its private offering of shares of its common stock.
Sales Outside the United States
No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
Each of the underwriters may arrange to sell common stock offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.
Notice to Prospective Investors in Canada
These securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are: (i) accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions (NI 45-106) or Subsection 73.3(1) of the Securities Act (Ontario), and (ii) permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Under Canadian Securities Law, National Instrument 33-105 Underwriting Conflicts (NI 33-105) provides disclosure requirements with respect to certain potential conflicts of interest that may exist between an issuer and underwriters, dealers or placement agents, as the case may be. Pursuant to section 3A.3 of NI 33-105, we and the representative are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
We and the representative hereby notify prospective Canadian purchasers that: (a) we may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the aggregate purchase price of any securities purchased), or personal information, which form 45-106F1 may be required to be filed by us under NI 45-106, (b) such personal information may be delivered to the Ontario Securities Commission, or the OSC, in accordance with NI 45-106, (c) such personal information is collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario, (d) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and € the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the administrative support clerk at the OSC, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-3684. Prospective Canadian purchasers that purchase securities in this offering will be deemed to have authorized the indirect collection of the personal information by the OSC, and to have acknowledged and consented to its name, address, telephone number and other specified information, including the aggregate purchase price paid by the purchaser, being disclosed to other Canadian securities regulatory authorities, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.
Upon receipt of this prospectus, each Canadian purchaser hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par a réception de ce document, chaque acheteur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés – anglais seulement.

LEGAL MATTERS
The validity of the shares of common stock offered hereby and certain other legal matters as to Maryland law will be passed upon for us by Venable LLP. In addition, certain legal matters will be passed upon for us by O’Melveny & Myers LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Greenberg Traurig, LLP.
EXPERTS
The financial statements of Sunrise Realty Trust, Inc. for the period from August 28, 2023 (the date of formation) through December 31, 2023 have been audited by CohnReznick LLP, independent registered public accounting firm, as set forth in their report herein. Such financial statements are included herein in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement , please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We will furnish without charge to you, on written or oral request, a copy of this prospectus. You should direct any requests for documents to our Chief Legal Officer, at Sunrise Realty Trust, Inc., 525 Okeechobee Blvd., Suite 1650, West Palm Beach, FL 33401, telephone (561) 530-3315.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available on the website of the SEC referred to above. We also maintain a website at www.sunriserealtytrust.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Sunrise Realty Trust, Inc.
Audited Financial Statements
As of and for the period from August 28, 2023 (date of formation) to December 31, 2023
Unaudited Financial Statements
For the Three and Nine Months Ended September 30, 2024 and the period from August 28, 2023 (date of formation) to September 30, 2023

Page
Balance Sheets as of September 30, 2024 (unaudited) and December 31, 2023	F-9
Statements of Operations for the three and nine months ended September 30, 2024 (unaudited) and from August 28, 2023 (date of formation) to September 30, 2023 (unaudited)	F-10
Statements of Shareholders’ Equity for the three and nine months ended September 30, 2024 (unaudited) and from August 28, 2023 (date of formation) to September 30, 2023 (unaudited)	F-11
Statement of Cash Flows for the nine months ended September 30, 2024 (unaudited) and from August 28, 2023 (date of formation) to September 30, 2023 (unaudited)	F-13
Notes to the Financial Statements (unaudited)	F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Sunrise Realty Trust, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Sunrise Realty Trust, Inc. (the “Company”), formerly known as CRE South LLC, as of December 31, 2023, and the related statements of operations, member’s equity, and cash flows for the period from August 28, 2023 (date of formation) through December 31, 2023, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from August 28, 2023 (date of formation) through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Sunrise Realty Trust, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Sunrise Realty Trust, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ CohnReznick LLP
We have served as Sunrise Realty Trust, Inc.’s auditor since 2023.
Baltimore, Maryland
February 21, 2024

SUNRISE REALTY TRUST, INC.
BALANCE SHEET

As of December 31, 2023
Assets
Cash and cash equivalents	$31,244,622
Total assets	$31,244,622

Liabilities
Accounts payable and other liabilities	$10,000
Total liabilities	10,000
Commitments and contingencies (Note 4)

Member's equity	31,234,622

Total liabilities and member's equity	$31,244,622
See accompanying notes to the financial statements

SUNRISE REALTY TRUST, INC.
STATEMENT OF OPERATIONS

For the period from August 28, 2023 (date of formation) to December 31, 2023
Revenue
Interest income	$244,742
Net interest income	244,742
Expenses
General and administrative expenses	120
Professional fees	10,000
Total expenses	10,120

Net income	$234,622
See accompanying notes to the financial statements

SUNRISE REALTY TRUST, INC.
STATEMENT OF MEMBER’S EQUITY

For the period from August 28, 2023 (date of formation) to December 31, 2023
Member's Equity
Balance at August 28, 2023	$—
Capital contributions	31,000,000
Net income	234,622
Balance at December 31, 2023	$31,234,622
See accompanying notes to the financial statements

SUNRISE REALTY TRUST, INC.
STATEMENT OF CASH FLOWS

For the period from August 28, 2023 (date of formation) to December 31, 2023
Cash flows from operating activities:
Net income	$234,622

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Changes in operating assets and liabilities
Accounts payable and other liabilities	10,000
Net cash provided by (used in) operating activities	244,622

Cash flows from financing activities:
Proceeds from capital contributions	31,000,000
Net cash provided by (used in) financing activities	31,000,000

Net increase (decrease) in cash and cash equivalents	31,244,622
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$31,244,622
See accompanying notes to the financial statements

SUNRISE REALTY TRUST, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023
1.         ORGANIZATION
Sunrise Realty Trust, Inc. (the “Company” or “SUNS”) (f/k/a CRE South LLC) was formed on August 28, 2023 and converted from a Delaware limited liability company to a Maryland corporation in February 2024. SUNS is a wholly-owned subsidiary of AFC Gamma, Inc. (“AFCG”) and is an institutional lender to the commercial real estate sector.
SUNS primarily originates, structures, underwrites, invests in and manages senior secured loans and other types of commercial real estate loans and debt securities. Our objective is to provide attractive risk-adjusted returns over time through cash distributions and capital appreciation primarily by providing loans to real estate developers. Our investment guidelines include (i) first and second lien loans secured by mortgages to commercial real estate owners, operators and related businesses, (ii) the ownership of real property assets, and (iii) mortgage-backed securities.
2.     SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the period. Accordingly, actual results could differ materially from those estimates under different assumptions and conditions.
Cash and Cash Equivalents
Cash and cash equivalents include funds on deposit with financial institutions, including demand deposits with financial institutions. Cash and short-term investments with an original maturity of three months or less when acquired are considered cash and cash equivalents for the purpose of the balance sheets and statements of cash flows.
Concentration of Credit Risks
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions, and, at times, cash held exceeds the Federal Deposit Insurance Corporation insured limit. The Company seeks to manage this credit risk by monitoring the financial institutions and their ability to continue in business for the foreseeable future.
Revenue Recognition
Interest income relates to interest income earned from bank deposits. Interest income is recognized from interest bearing bank accounts and revenue is recognized as it is earned.
Income Taxes
SUNS is a wholly-owned subsidiary of AFCG, and is a disregarded entity for tax purposes, and does not file a tax return. The Company’s entire share of taxable income or loss is included in the tax return of AFCG.

Recent Accounting Pronouncements
The Company considered the applicability and impact of all Accounting Standard Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”). Recently issued ASU’s were assessed and determined either to be not applicable or expected to have minimal impact on the Company’s financial statements.
3.     MEMBER’S EQUITY
As of December 31, 2023, AFCG contributed $31.0 million to the Company and there is no outstanding capital commitments as of December 31, 2023.
4.     COMMITMENTS AND CONTINGENCIES
The Company from time to time may be a party to litigation in the normal course of business. The Company investigates these claims as they arise. If the potential loss from any claim or legal claim is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. As of December 31, 2023, the Company is not aware of any legal claims that could materially impact its business, financial condition or results of operations.
5.     SUBSEQUENT EVENTS
The Company has evaluated subsequent events through February 21, 2024, the date the financial statements were available to be issued. There were no material subsequent events, other than those described below, that required disclosure in these financial statements.
In January 2024, the Company and an affiliate entered into a secured mezzanine loan consisting of an aggregate of $56.4 million in loan commitments, of which $28.2 million was funded by the Company and another $28.2 million was provided by an affiliate of the Company. The Company and affiliate are each 50.0% syndicate lenders in the secured mezzanine loan. The secured mezzanine loan bears interest at an annual rate of Secured Overnight Financing Rate (“SOFR”) plus 15.31% spread, subject to a SOFR floor of 2.42%, and matures in January 2025.
In January 2024, the Company and an affiliate entered into a secured mezzanine loan consisting of an aggregate of $56.4 million in loan commitments, of which $20.7 million was funded by the Company and another $20.7 million was provided by an affiliate of the Company. The secured mezzanine loan was purchased by the Company and affiliate at a discount of 1.0% for a purchase price of approximately $20.4 million each, respectively. Approximately $15.0 million was established as an unfunded commitment, available to be drawn to pay interest on the secured mezzanine loan, of which the Company is responsible for $7.5 million. The Company and affiliate are each 50.0% syndicate lenders in the secured mezzanine loan. The secured mezzanine loan bears interest at an annual fixed rate of 13.00% and matures in May 2027.

SUNRISE REALTY TRUST, INC.
BALANCE SHEETS

	As of
	September 30, 2024	December 31, 2023
	(unaudited)
Assets
Loans held for investment at carrying value, net	$96,405,746	$—
Cash and cash equivalents	70,171,119	31,244,622
Interest receivable	1,007,320	—
Prepaid expenses and other assets	250,339	—
Total assets	$167,834,524	$31,244,622

Liabilities
Accrued interest	$43,197	$—
Dividends payable	4,362,999	—
Current expected credit loss reserve	24,327	—
Accrued management and incentive fees	422,238	—
Accrued direct administrative expenses	487,870	—
Accounts payable and other liabilities	355,083	10,000
Line of credit payable to affiliate	50,000,000	—
Total liabilities	55,695,714	10,000
Commitments and contingencies (Note 7)
Shareholders' equity
Member's equity	—	31,234,622
Preferred stock, par value $0.01 per share, 10,000 and 0 shares authorized at September 30, 2024 and December 31, 2023 and 0 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	—	—
Common stock, par value $0.01 per share, 50,000,000 and 0 shares authorized at September 30, 2024 and December 31, 2023 and 6,925,395 and 0 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	69,254	—
Additional paid-in capital	114,844,562	—
Accumulated (deficit) earnings	(2,775,006)	—
Total shareholders' equity	112,138,810	31,234,622

Total liabilities and shareholders' equity	$167,834,524	$31,244,622
See accompanying notes to the financial statements

SUNRISE REALTY TRUST, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	Three months ended September 30,	Period from August 28, 2023 to September 30,	Nine months ended September 30,	Period from August 28, 2023 to September 30,
	2024	2023	2024	2023
Revenue
Interest income	$3,220,930	$7,767	$7,226,812	$7,767
Interest expense	(43,197)	—	(43,197)	—
Net interest income	3,177,733	7,767	7,183,615	7,767
Expenses
Management and incentive fees	422,238	—	422,238	—
General and administrative expenses	572,249	—	593,817	—
Stock-based compensation	160,139	—	160,139	—
Professional fees	332,271	—	968,643	—
Total expenses	1,486,897	—	2,144,837	—
Decrease (increase) in provision for current expected credit losses	47,527	—	(24,327)	—
Net income before income taxes	1,738,363	7,767	5,014,451	7,767
Income tax expense	—	—	—	—
Net income	$1,738,363	$7,767	$5,014,451	$7,767

Earnings per common share:
Basic earnings per common share	$0.26	$—	$0.74	$—
Diluted earnings per common share	$0.25	$—	$0.73	$—

Weighted average number of common shares outstanding:
Basic weighted average shares of common stock outstanding	6,800,500	6,889,032	6,800,500	6,889,032
Diluted weighted average shares of common stock outstanding	6,825,905	6,889,032	6,825,905	6,889,032
See accompanying notes to the financial statements

SUNRISE REALTY TRUST, INC.
STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited)

Three months ended September 30, 2024
	Member's Equity	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Shareholders' Equity
		Shares	Amount
Balance as of June 30, 2024	$—	100	$1	$45,399,999	$3,510,710	$48,910,710
Stock-based compensation	—	36,363	364	148,275	—	148,639
Dividends declared on common shares ($0.63 per share)	—	—	—	—	(4,362,999)	(4,362,999)
Issuance of common stock in connection with the Spin-Off	—	6,888,932	68,889	69,296,288	—	69,365,177
Net transfers and distributions (to) from Former Parent	—	—	—	—	(3,661,080)	(3,661,080)
Net income	—	—	—	—	1,738,363	1,738,363
Balance as of September 30, 2024	$—	6,925,395	$69,254	$114,844,562	$(2,775,006)	$112,138,810

Period from August 28, 2023 to September 30, 2023
	Member's Equity	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Shareholders' Equity
		Shares	Amount
Balance as of August 28, 2023	$—	—	$—	$—	$—	$—
Net transfers and distributions from (to) Former Parent	21,000,000	—	—	—	—	21,000,000
Net income	7,767	—	—	—	—	7,767
Balance as of September 30, 2023	$21,007,767	—	$—	$—	$—	$21,007,767
See accompanying notes to the financial statements

SUNRISE REALTY TRUST, INC.
STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited)

Nine months ended September 30, 2024
	Member's Equity	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Shareholders' Equity
		Shares	Amount
Balance as of December 31, 2023	$31,234,622	—	$—	$—	$—	$31,234,622
Effect of corporate conversion on member's equity	(31,234,622)	100	1	30,999,999	234,622	—
Stock-based compensation	—	36,363	364	148,275	—	148,639
Dividends declared on common shares ($0.63 per share)	—	—	—	—	(4,362,999)	(4,362,999)
Issuance of common stock in connection with the Spin-Off	—	6,888,932	68,889	69,296,288	—	69,365,177
Net transfers and distributions from (to) Former Parent	—	—	—	14,400,000	(3,661,080)	10,738,920
Net income	—	—	—	—	5,014,451	5,014,451
Balance as of September 30, 2024	$—	6,925,395	$69,254	$114,844,562	$(2,775,006)	$112,138,810

Period from August 28, 2023 to September 30, 2023
	Member's Equity	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Shareholders' Equity
		Shares	Amount
Balance as of August 28, 2023	$—	—	$—	$—	$—	$—
Net transfers and distributions from (to) Former Parent	21,000,000	—	—	—	—	21,000,000
Net income	7,767	—	—	—	—	7,767
Balance as of September 30, 2023	$21,007,767	—	$—	$—	$—	$21,007,767
See accompanying notes to the financial statements

SUNRISE REALTY TRUST, INC.
STATEMENT OF CASH FLOWS
(unaudited)

	Nine months ended September 30,	Period from August 28, 2023 to September 30,
	2024	2023
Operating activities:
Net income	$5,014,451	$7,767
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Increase (decrease) in provision for current expected credit losses	24,327	—
Accretion of deferred loan original issue discount and other discounts	(114,395)	—
Stock-based compensation	148,639	—
Interest drawn on loans	(2,428,444)	—
Changes in operating assets and liabilities:
Interest receivable	(1,007,320)	—
Prepaid expenses and other assets	(250,339)	—
Accrued interest	43,197	—
Accrued management and incentive fees	422,238	—
Accrued direct administrative expenses	487,870	—
Accounts payable and other liabilities	345,083	—
Net cash provided by (used in) operating activities	2,685,307	7,767

Cash flows from investing activities:
Issuance of and fundings on loans	(118,775,580)	—
Principal repayment of loans	24,912,673	—
Net cash (used in) provided by investing activities	(93,862,907)	—

Cash flows from financing activities:
Net transfers and distributions from (to) Former Parent	80,104,097	21,000,000
Borrowings on revolving credit facility	50,000,000	—
Net cash provided by (used in) financing activities	130,104,097	21,000,000

Net increase (decrease) in cash and cash equivalents	38,926,497	21,007,767
Cash and cash equivalents, beginning of period	31,244,622	—
Cash and cash equivalents, end of period	$70,171,119	$21,007,767

Supplemental disclosure of non-cash activity:
OID withheld from funding of loans	$1,255,761	$—
Dividends declared and not yet paid	$4,362,999	$—

Supplemental information:
Interest paid during the period	$—	$—
Income taxes paid during the period	$—	$—
See accompanying notes to the financial statements

SUNRISE REALTY TRUST, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of September 30, 2024
(unaudited)
1.    ORGANIZATION
Sunrise Realty Trust, Inc. (the “Company” or “SUNS”) (f/k/a CRE South LLC) was formed on August 28, 2023, and converted from a Delaware limited liability company to a Maryland corporation in February 2024. The Company is an institutional lender that provides debt capital solutions to the commercial real estate (“CRE”) market in the Southern United States. The Company focuses on originating, underwriting and managing CRE debt investments and providing capital to high-quality borrowers and sponsors with transitional business plans collateralized by CRE assets with opportunities for near-term value creation, as well as recapitalization opportunities. The Company intends to create a diversified investment portfolio, targeting investments in senior mortgage loans, mezzanine loans, B-notes, commercial mortgage-backed securities (“CMBS”) and debt-like preferred equity securities across CRE asset classes. The Company intends for its investment mix to include high quality residential, including multi-family, condominiums and single-family residential communities, retail, office, hospitality, industrial, mixed-use and specialty-use real estate. The Company operates in one operating segment.
SUNS is externally managed and advised by Sunrise Manager LLC (“SUNS Manager” or the “Manager”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Company conducts its business through the parent company, Sunrise Realty Trust, Inc., and several subsidiaries. The Company consolidates all of its subsidiaries under generally accepted accounting principles in the United States of America (“GAAP”).
The Company intends to elect to be taxed as a REIT for United States federal income tax purposes under the Internal Revenue Code (the “Code”), commencing with the taxable year ending December 31, 2024. The Company generally will not be subject to United States federal income taxes on its REIT taxable income as long as it annually distributes all of its REIT taxable income prior to the deduction for dividends paid to shareholders and complies with various other requirements as a REIT.
Spin-Off
On July 9, 2024, Advanced Flower Capital Inc. (f/k/a AFC Gamma, Inc.) (“AFC” or the “Former Parent”) announced the completion of the previously announced separation and spin-off of AFC’s CRE portfolio into an independent, publicly traded company, SUNS (the “Spin-Off”). The Spin-Off was effected by the transfer of AFC’s CRE portfolio from AFC to SUNS and the distribution of all of the outstanding shares of SUNS’ common stock, par value $0.01 per share (the “Common Stock”) to all of AFC’s shareholders of record as of the close of business on July 8, 2024 (the “Record Date”). AFC’s shareholders of record as of the Record Date received one share of SUNS Common Stock for every three shares of AFC common stock held as of the Record Date. The Spin-Off was completed on July 9, 2024 (the “Distribution Date”). On the Distribution Date, SUNS became an independent, publicly traded company, trading on the Nasdaq Capital Market under the symbol “SUNS”. AFC retained no ownership interest in the Company following the Spin-Off.
In connection with the Spin-Off, the Company entered into several agreements with AFC that govern the relationship between the Company and AFC following the Spin-Off, including the Separation and Distribution Agreement and the Tax Matters Agreement. These agreements provide for the allocation between AFC and SUNS of the assets, liabilities and obligations (including, among others, investments, property and tax-related assets and liabilities) of AFC and its subsidiaries attributable to periods prior to, at and after the Spin-Off. Moreover, in preparation for the Spin-Off, the management of SUNS entered into a new management agreement with SUNS Manager, which became effective concurrently with the completion of the Spin-Off. The Manager also entered into (i) an Administrative Services Agreement (the “Administrative Services Agreement”) with TCG Services LLC, an affiliate of the Manager and Leonard Tannenbaum, the Company’s Executive Chairman, and Robyn Tannenbaum, the Company’s President, and (ii) a Services Agreement (the “Services Agreement”) with SRT Group LLC, an affiliate of the Manager, Mr. Tannenbaum, Mrs. Tannenbaum, Mr. Sedrish and Mr. Hetzel.

2.    SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited interim financial statements should be read in conjunction with the audited financial statements and the related management’s disclosure and analysis of financial condition and results of operations included in the Company’s final Information Statement included as Exhibit 99.1 to the Company’s Registration Statement on Form 10, initially filed on February 22, 2024, as amended, and declared effective on July 2, 2024 (File No. 001-41971) by the U.S. Securities and Exchange Commission (the “SEC”), the final version of which was included as Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on July 3, 2024 (the “Information Statement”).
Refer to Note 2 to the Company’s financial statements in the Information Statement for a description of the Company’s significant accounting policies. The Company has included disclosures below regarding basis of presentation and other accounting policies that (i) are required to be disclosed quarterly, (ii) have material changes or (iii) the Company views as critical as of the date of this report.
Basis of Presentation
The accompanying unaudited interim financial statements and related notes have been prepared on the accrual basis of accounting in conformity with GAAP and in conformity with the rules and regulations of the SEC applicable to interim financial information. The unaudited interim financial statements reflect all adjustments that, in the opinion of management, are necessary for the fair presentation of the Company’s results of operations and financial condition as of and for the periods presented. The historical financial statements of the Company for the periods prior to the completion of the Spin-Off are prepared from AFC’s historical accounting records and are presented on a standalone basis as if the Company’s operations have been conducted independently from AFC.
The aggregate net effect of transactions between the Company and related parties that have been historically settled other than in cash are reflected in the Balance Sheets as Member’s Equity and Shareholder’s Equity and in the Statements of Cash Flows as Net Transfers and Distributions From (to) Former Parent. For additional information, see Note 12, “Related Party Transactions,” and Note 8, “Shareholders’ Equity.”
The current period’s results of operations will not necessarily be indicative of results that ultimately may be realized for the year ending December 31, 2024.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Significant estimates include the current expected credit losses (“CECL”).
Recent Accounting Pronouncements
The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of this extended transition period. As a result, the Company will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of the Company’s financials to those of other public companies more difficult.
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07—Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024; early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the impact of the update on the Company’s future financial statements.
In December 2023, the FASB issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 improves the transparency of income tax disclosures related to rate reconciliation and income taxes. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied prospectively, however retrospective application is permitted. The Company does not currently anticipate that adoption of ASU 2023-09 will have a material impact on the financial statements.
3.    LOANS HELD FOR INVESTMENT AT CARRYING VALUE
As of September 30, 2024 and December 31, 2023, the Company’s portfolio included six and zero loans held at carrying value, respectively. The aggregate originated commitment under these loans was approximately $121.6 million and zero, respectively, and outstanding principal was approximately $97.5 million and zero, respectively, as of September 30, 2024 and December 31, 2023. During the nine months ended September 30, 2024, the Company funded approximately $122.5 million of new loans and additional principal and had approximately $24.9 million of principal repayments of loans held at carrying value. As of September 30, 2024 and December 31, 2023, approximately 72% and zero, respectively, of the Company’s loans held at carrying value had floating interest rates. As of September 30, 2024, these floating benchmark rates included one-month Secured Overnight Financing Rate (“SOFR”) subject to a weighted average floor of 4.2% and quoted at 4.8%.
The following table summarizes the Company’s loans held at carrying value as of September 30, 2024:

	As of September 30, 2024
	Outstanding Principal (1)	Original Issue Discount	Carrying Value (1)	Weighted Average Remaining Life (Years) (2)

Senior mortgage loans (3)	$75,179,550	$(915,856)	$74,263,694	2.7
Subordinate debt	22,367,562	(225,510)	22,142,052	2.6
Total loans held at carrying value	$97,547,112	$(1,141,366)	$96,405,746	2.6
___________________________
(1)The difference between the Carrying Value and the Outstanding Principal amount of the loans consists of unaccreted OID and loan origination costs.
(2)Weighted average remaining life is calculated based on the carrying value of each respective group of loans as of September 30, 2024.
(3)Senior mortgage loans include senior loans that also have a contiguous subordinate loan because as a whole, the expected credit quality of the subordinate loan is more similar to that of a senior loan.

The following table presents changes in loans held at carrying value as of and for the nine months ended September 30, 2024:

	Principal	Original Issue Discount	Carrying Value

Total loans held at carrying value at December 31, 2023	$—	$—	$—
New fundings	120,031,341	(1,255,761)	118,775,580
Funded interest	2,428,444	—	2,428,444
Accretion of original issue discount	—	114,395	114,395
Loan repayments	(24,912,673)	—	(24,912,673)
Total loans held at carrying value at September 30, 2024	$97,547,112	$(1,141,366)	$96,405,746
A more detailed listing of the Company’s loans held at carrying value portfolio based on information available as of September 30, 2024 is as follows:

Loan Type	Location	Outstanding Principal(1)	Original Issue Discount	Carrying Value(1)	Interest Rate		Maturity Date(2)	Payment Terms(3)
Senior mortgage loans:
Mixed-use	Houston, TX	$10,629,036	$(56,668)	$10,572,368	16.5%	(4)	2/26/2026	I/O
Residential	Austin, TX	12,079,636	(129,133)	11,950,503	9.1%	(5)	7/3/2027	I/O
Hospitality	San Antonio, TX	25,342,611	(257,833)	25,084,778	11.2%	(6)	8/9/2027	I/O
Residential	PBG, FL	18,262,152	(250,868)	18,011,284	13.1%	(7)	9/1/2027	I/O
Residential	PBG, FL	8,866,115	(221,354)	8,644,761	11.1%	(8)	9/1/2027	I/O
Subordinate debt:
Residential	Sarasota, FL	22,367,562	(225,510)	22,142,052	13.0%	(9)	5/12/2027	I/O
Total loans held at carrying value		$97,547,112	$(1,141,366)	$96,405,746
___________________________
(1)The difference between the Carrying Value and the Outstanding Principal amount of the loans consists of unaccreted OID and loan origination costs.
(2)Certain loans are subject to contractual extension options and may be subject to performance based or other conditions as stipulated in the loan agreement. Actual maturities may differ from contractual maturities stated herein as certain borrowers may have the right to prepay with or without paying a prepayment penalty. The Company may also extend contractual maturities and amend other terms of the loans in connection with loan modifications.
(3)I/O = interest-only, P/I = principal and interest. P/I loans may include interest-only periods for a portion of the loan term.
(4)Cash interest rate represents a blended rate of differing cash interest rates applicable to each of the senior and subordinate loans to which the Company is a lender under the credit agreements. The subordinate loan component bears interest at a base interest rate of 15.31% plus SOFR (SOFR floor of 2.42%) and the senior loan component bears interest at a base interest rate of 12.50%. In August 2024, the Company and the borrower entered into an amendment to, among other things, (i) extend the maturity date on both loans from November 2024 to February 2026, (ii) modify the senior loan interest rate from floating (3.48% plus SOFR, SOFR floor of 4.0%) to fixed 12.5% and (iii) include a $12.0 million upsize to the senior loan, of which the Company has commitments for $6.0 million and an affiliate co-investor has commitments for the rest.
(5)Base interest rate of 4.25% plus SOFR (SOFR floor of 4.75%).
(6)Base interest rate of 6.35% plus SOFR (SOFR floor of 4.50%).
(7)Base interest rate of 8.25% plus SOFR (SOFR floor of 4.00%).
(8)Base interest rate of 6.25% plus SOFR (SOFR floor of 4.00%).
(9)Base interest rate of 13.0%.
4.CURRENT EXPECTED CREDIT LOSSES
The Company estimates its current expected credit losses on both the outstanding balances and unfunded commitments on loans held for investment and requires consideration of a broader range of historical experience adjusted for current conditions and reasonable and supportable forecast information to inform the “CECL Reserve” using a model that considers multiple datapoints and methodologies that may include discounted cash flows (“DCF”)

and other inputs, which may include the risk rating of the loan, how recently the loan was originated compared to the measurement date and expected prepayment, if applicable. Calculation of the CECL Reserve requires loan specific data, which may include the fixed charge coverage ratio, loan-to-value ratio, property type and geographic location. Estimating the CECL Reserve also requires significant judgment with respect to various factors, including but not limited to, the expected timing of loan repayments and the Company’s current and future view of the macroeconomic environment. The Company may consider loan-specific qualitative factors on certain loans to estimate its CECL Reserve, which may include (i) whether cash from the borrower’s operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan and (iii) the liquidation value of collateral. For loans where the Company has deemed the borrower/sponsor to be experiencing financial difficulty, the Company may elect to apply a practical expedient in which the fair value of the underlying collateral is compared to the amortized cost of the loan in determining a specific CECL allowance.
As of September 30, 2024, the Company’s CECL Reserve for its loans held at carrying value is approximately $24.3 thousand, or 0.03%, of the Company’s total loans held at carrying value of approximately $96.4 million, and is bifurcated between the current expected credit loss reserve (contra-asset) related to outstanding balances on loans held at carrying value of zero, and a liability for unfunded commitments of approximately $24.3 thousand. The Company made its first investment in January 2024 and therefore did not have a CECL Reserve as of December 31, 2023. The liability was based on the unfunded portion of the loan commitment over the full contractual period over which the Company is exposed to credit risk through a current obligation to extend credit. Management considered the likelihood that funding will occur and, if funded, the expected credit loss on the funded portion.
Activity related to the CECL Reserve for outstanding balances and unfunded commitments on the Company’s loans held at carrying value as of and for the three and nine months ended September 30, 2024 was as follows:

	Outstanding(1)	Unfunded(2)	Total
Balance at June 30, 2024	$37,421	$34,433	$71,854
(Decrease) increase in provision for current expected credit losses	(37,421)	(10,106)	(47,527)
Write-offs	—	—	—
Recoveries	—	—	—
Balance at September 30, 2024	$—	$24,327	$24,327

	Outstanding(1)	Unfunded(2)	Total
Balance at December 31, 2023	$—	$—	$—
Increase (decrease) in provision for current expected credit losses	—	24,327	24,327
Write-offs	—	—	—
Recoveries	—	—	—
Balance at September 30, 2024	$—	$24,327	$24,327
___________________________
(1)As of September 30, 2024, the CECL Reserve related to outstanding balances on loans held at carrying value is recorded within current expected credit loss reserve in the Company’s balance sheets.
(2)As of September 30, 2024, the CECL Reserve related to unfunded commitments on loans held at carrying value is recorded within current expected credit loss reserve as a liability in the Company’s balance sheets.
The Company continuously evaluates the credit quality of each loan by assessing the risk factors of each loan and assigning a risk rating based on a variety of factors. Risk factors include property type, geographic and local market dynamics, physical condition, projected cash flow, loan structure and exit plan, loan-to-value ratio, fixed charge coverage ratio, project sponsorship, and other factors deemed necessary by the Company. Based on a 5-point scale, the Company’s loans are rated “1” through “5,” from less risk to greater risk, which ratings are defined as follows:

Rating	Definition
1	Very Low Risk — Investment exceeds performance expectations. Trends and risk factors since time of investment are favorable.
2	Low Risk — Investment performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable.
3	Medium Risk — Performing investments requiring closer monitoring. Trends and risk factors show some deterioration.
4	High Risk/ Potential for Loss — Investment underperforming with the potential of some interest loss. Trends and risk factors are negative.
5	Impaired/ Loss Likely — Investment underperforming with expected loss of interest, and full recovery of principal is unlikely.
The risk ratings are primarily based on historical data as well as taking into account future economic conditions.
As of September 30, 2024, the carrying value, excluding the CECL Reserve, of the Company’s loans held at carrying value within each risk rating by year of origination is as follows:

Risk Rating:	2024	Total
1	$10,572,368	$10,572,368
2	85,833,378	85,833,378
3	—	—
4	—	—
5	—	—
Total	$96,405,746	$96,405,746
5.INTEREST RECEIVABLE
The following table summarizes the interest receivable for the Company as of September 30, 2024 and December 31, 2023:

	As of September 30, 2024	As of December 31, 2023

Interest receivable	$983,034	$—
Unused fees receivable	16,473	—
Other fees receivable	7,813	—
Total interest receivable	$1,007,320	$—
6.DEBT
Revolving Credit Facility
In September 2024, the Company entered into an unsecured revolving credit agreement (the “Credit Agreement”), by and between the Company, as borrower, and SRT Finance LLC, as agent and lender. SRT Finance LLC is indirectly owned by Leonard M. Tannenbaum, Executive Chairman of the Company’s Board of Directors and one of the Company’s officers, and Robyn Tannenbaum, President of the Company, along with their family members and associated family trusts. The Credit Agreement provides for an unsecured revolving credit facility (the “SRT Revolving Credit Facility”) with a $50.0 million commitment, which may be borrowed, repaid and redrawn, subject to a draw fee and the other conditions provided in the Credit Agreement. Interest is payable on the SRT Revolving Credit Facility at 1-month SOFR (subject to a 3.0% floor) plus a margin of 2.75% (7.60% at September 30, 2024), with a maturity date of December 31, 2025. The Company did not incur any fees or costs related to the origination of the SRT Revolving Credit Facility, and the SRT Revolving Credit Facility does not have any unused fees. As of September 30, 2024, the Company drew on the full amount of the Revolving Credit Facility, resulting in $50.0 million in outstanding borrowings and zero available for borrowing. Interest expense incurred for the three and nine months ended September 30, 2024 was approximately $43.2 thousand. The borrowings were subsequently repaid on October 1, 2024. The SRT Revolving Credit Facility was terminated on November 6, 2024.
7.COMMITMENTS AND CONTINGENCIES
As of September 30, 2024 and December 31, 2023, the Company had the following commitments to fund various investments:

	As of September 30, 2024	As of December 31, 2023

Total original loan commitments	$121,570,101	$—
Less: drawn commitments	(97,547,112)	—
Total undrawn commitments	$24,022,989	$—
The Company from time to time may be a party to litigation in the normal course of business. The Company investigates these claims as they arise. If the potential loss from any claim or legal claim is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. As of September 30, 2024, the Company is not aware of any legal claims that could materially impact its business, financial condition or results of operations.
8.SHAREHOLDER’S EQUITY
Corporate Conversion
On February 20, 2024, the Company completed a corporate conversion, converting from a Delaware limited liability company to a Maryland corporation. Pursuant to the certificate of incorporation effected in connection with the corporate conversion, the Company’s authorized capital stock consists of 50,000,000 shares of voting Common Stock and 10,000 shares of Preferred Stock (defined below), par value $0.01 per share.
Preferred Stock
As of September 30, 2024 and December 31, 2023, the Company authorized 10,000 and zero shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), respectively, of which none have been issued. The Company’s Board of Directors (the “Board of Directors”) has the authority, without action by our shareholders, to issue up to 10,000 shares of Preferred Stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of SUNS’ Common Stock. There were no shares of Preferred Stock designated or outstanding as of September 30, 2024 and December 31, 2023, respectively.
Common Stock
As of September 30, 2024 and December 31, 2023, the Company authorized 50,000,000 and zero shares of Common Stock, respectively, and issued 6,925,395 and zero shares of Common Stock, respectively.
Spin-Off
On July 1, 2024, the Board of Directors approved a forward stock split of shares of the Company’s Common Stock, at a ratio of 68,890.32-for-one (to be effected in the form of a stock dividend for purposes of the Maryland General Corporation Law), pursuant to which 68,890.32 additional shares of the Company’s Common Stock were issued for each outstanding share of the Company’s Common Stock (the “Forward Stock Split”), payable prior to the consummation of the Spin-Off. The Forward Stock Split took effect immediately prior to the distribution of the shares of the Company’s common stock to the shareholders of AFC common stock.
As a result of the Forward Stock Split, the number of outstanding shares of the Company’s Common Stock increased to 6,889,032 shares outstanding as of July 9, 2024, of which 88,685 were restricted shares at the time of Spin-Off.
The Spin-Off was effected by the transfer of AFC’s CRE portfolio from AFC to SUNS and the distribution of all of the outstanding shares of SUNS Common Stock to all of AFC’s shareholders of record as of the close of business on July 8, 2024. AFC’s shareholders of record as of the Record Date received one share of SUNS Common Stock for every three shares of AFC common stock held as of the close of business on July 8, 2024, the Record Date for the distribution, as well as a cash payment in lieu of any fractional shares. The Spin-Off was completed on July 9, 2024. Immediately after the Spin-Off, the Company was no longer a wholly owned subsidiary of AFC.
On July 9, 2024, AFC non-vested restricted stock awards that were outstanding on the Distribution Date were converted into AFC restricted stock awards and SUNS restricted stock awards. Upon completion of the Spin-Off, the AFC restricted stock awards were converted into 88,685 shares of SUNS restricted stock. The vesting schedule remains the same as the original awards.
Stock Incentive Plan
The Company has established the 2024 Stock Incentive Plan (the “2024 Plan”). The 2024 Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses, stock units and other forms of awards granted or denominated in the Company’s Common Stock or units of Common Stock. The 2024 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash. The Company has granted, and currently intends to continue to grant, restricted stock awards to participants in the 2024 Plan, but it may also grant any other type of award available under the 2024 Plan in the future. Persons eligible to receive awards under the 2024 Plan include officers or employees of the Company or any of its subsidiaries, directors of the Company, employees of the Manager and certain directors, consultants and other service providers to the Company or any of its subsidiaries.
In July 2024, the Board of Directors approved grants of 36,363 shares of restricted stock to Brian Sedrish in connection with his appointment as CEO, which vest over a three-year period with approximately 33% vesting on each of the first, second and third anniversaries of July 9, 2024.
As of September 30, 2024, there were 36,363 shares of restricted stock granted under the 2024 Plan.
As of September 30, 2024, the maximum number of shares of the Company’s Common Stock that may be delivered pursuant to awards under the 2024 Plan (the “Share Limit”) equals 551,122 shares. Shares that are subject to or underlie awards that expire or, for any reason, are cancelled, terminated, forfeited, fail to vest or are not paid or delivered under the 2024 Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2024 Plan.
The stock-based compensation expense for the Company was approximately $0.2 million for the three and nine months ended September 30, 2024 and zero during the period from August 28, 2023 to September 30, 2023, respectively.

The following table summarizes restricted stock (i) converted upon Spin-Off, (ii) granted, (iii) vested and (iv) forfeited for the Company’s directors and officers and employees of the Manager as of September 30, 2024. There was no stock award activity during the period from August 28, 2023 (date of formation) to December 31, 2023.

As of September 30, 2024
Converted upon Spin-Off	88,685
Granted	36,363
Vested	(805)
Forfeited	—
Balance	124,243
The fair value of the Company’s restricted stock awards is based on the Company’s stock price on the date of grant. The following tables summarize the restricted stock activity as of and during the nine months ended September 30, 2024:

	Number of shares of restricted stock	Weighted-average grant date fair value
Balance as of July 9, 2024 (1)	88,685	$13.00
Granted	36,363	13.75
Vested	(805)	21.64
Forfeited	—	—
Balance as of September 30, 2024	124,243	$13.16
___________________________
(1)Effective date of conversion upon Spin-Off.
The total fair value of shares vested during the three and nine months ended September 30, 2024 was approximately $11.8 thousand. During the three months ended September 30, 2024, 36,363 shares of restricted stock were granted with a weighted-average grant date fair value of $13.75. There were no shares of restricted stock that were granted or that vested during the period from August 28, 2023 to September 30, 2023.
As of September 30, 2024, there was approximately $1.3 million of total unrecognized compensation cost related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 2.23 years.
9.EARNINGS PER SHARE
In connection with the Spin-Off, all of the outstanding shares of the Company’s Common Stock were distributed to AFC’s shareholders of record as of the close of business on July 8, 2024 and AFC’s shareholders received one share of the Company’s Common Stock for every three shares of AFC common stock held. As a result, on July 9, 2024, the Company had 6,889,032 shares of Common Stock outstanding. This share amount is utilized for the calculation of basic and diluted earnings per share for all periods presented prior to the Spin-Off. For periods prior to the Spin-Off, there were no dilutive equity instruments, as there were no equity awards of the Company outstanding prior to the Spin-Off. After the Spin-Off, actual outstanding shares are used to calculate both basic and diluted weighted average number of common shares outstanding.

The following information sets forth the computations of basic and diluted weighted average earnings per common share for the three and nine months ended September 30, 2024 and for the period from August 28, 2023 to September 30, 2023:

	Three months ended September 30,	Period from August 28, 2023 to September 30,	Nine months ended September 30,	Period from August 28, 2023 to September 30,
	2024	2023	2024	2023

Net income attributable to common shareholders	$1,738,363	$7,767	$5,014,451	$7,767
Divided by:
Basic weighted average shares of common stock outstanding	6,800,500	6,889,032	6,800,500	6,889,032
Weighted average unvested restricted stock	25,405	—	25,405	—
Diluted weighted average shares of common stock outstanding	6,825,905	6,889,032	6,825,905	6,889,032
Basic weighted average earnings per common share	$0.26	$—	$0.74	$—
Diluted weighted average earnings per common share	$0.25	$—	$0.73	$—
Diluted earnings per common share was computed using the treasury stock method for restricted stock. Diluted weighted average earnings per common share excluded 33,998 and 33,998 weighted average unvested restricted stock due to anti-dilutive effect for the three and nine months ended September 30, 2024, respectively, and zero for the period from August 28, 2023 to September 30, 2023.
10.INCOME TAX
Prior to the Spin-Off, the Company was a wholly-owned subsidiary of AFC, and was a disregarded entity for tax purposes. As such, the Company did not file a tax return. The Company’s entire share of taxable income or loss was previously included in the tax return of AFC. The Company was formed on August 28, 2023 and converted from a Delaware limited liability company to a Maryland corporation in February 2024. The Company intends to elect to be taxed as a REIT for U.S. federal income tax purposes, commencing with the taxable year ending December 31, 2024. The Company believes that, commencing with such taxable year, the Company is organized and operated in such manner as to qualify for taxation as a REIT under the U.S. federal income tax laws, and the Company intends to continue to operate in such a manner. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income, and distribution tests, which in turn depends, in part, on our operating results. The Company will elect to be taxed as a REIT only if the Company believes that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and that our method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for such taxable year and thereafter.
So long as the Company qualifies for taxation as a REIT, the Company generally will not be subject to U.S. federal income tax on the portion of our taxable income or capital gain that is distributed to stockholders annually. The income tax provision for the Company was zero for the three and nine months ended September 30, 2024.
For the three and nine months ended September 30, 2024, the Company incurred no expense for U.S. federal excise tax. Excise tax represents a 4% tax on the sum of a portion of the Company’s ordinary income and net capital gains not distributed during the period. If it is determined that an excise tax liability exists for the current period, the Company will accrue excise tax on estimated excess taxable income as such taxable income is earned. The expense is calculated in accordance with applicable tax regulations.

The Company does not have any unrecognized tax benefits and the Company does not expect that to change in the next 12 months.
11.FAIR VALUE
Fair Value of Financial Instruments
GAAP requires disclosure of fair value information about financial instruments, whether or not recognized at fair value in the balance sheets, for which it is practicable to estimate that value.
The following table details the book value and fair value of the Company’s financial instruments not recognized at fair value in the unaudited interim balance sheets as of September 30, 2024:

	As of September 30, 2024
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$70,171,119	$70,171,119
Loans held for investment at carrying value	$96,405,746	$96,668,539
Estimates of fair value for cash and cash equivalents are measured using observable, quoted market prices, or Level 1 inputs. The Company’s loans held for investment are measured using unobservable inputs, or Level 3 inputs.
12.RELATED PARTY TRANSACTIONS
Management Agreement
On February 22, 2024, the Company and the Manager, entered into a management agreement (the “Management Agreement”), effective upon the listing of the Company’s Common Stock. Following the completion of the Spin-Off on July 9, 2024, the Company is managed by its Board of Directors and the Company’s executive officers and by SUNS Manager, as provided for under our Management Agreement.
Pursuant to the Management Agreement, the Manager manages the loans and day-to-day operations of the Company, subject at all times to the further terms and conditions set forth in the Management Agreement and such further limitations or parameters as may be imposed from time to time by the Company’s Board of Directors.
The Manager receives base management fees (the “Base Management Fees”) that are calculated and payable quarterly in arrears, in an amount equal to 0.375% of the Company’s Equity (as defined in the Management Agreement), subject to certain adjustments, less 50% of the aggregate amount of any other fees (“Outside Fees”), including any agency fees relating to the Company’s loans, but excluding the Incentive Compensation (as defined below) and any diligence fees paid to and earned by the Manager and paid by third parties in connection with the Manager’s due diligence of potential loans.
In addition to the Base Management Fees, the Manager is entitled to receive incentive compensation (the “Incentive Compensation” or “Incentive Fees”) with respect to each fiscal quarter (or portion thereof that the Management Agreement is in effect) based upon the Company’s achievement of targeted levels of Core Earnings. “Core Earnings” is defined in the Management Agreement as, for a given period, the net income (loss) for such period, computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income and (v) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between the Manager and the Company’s independent directors and approval by a majority of the independent directors.
There was no Incentive Compensation incurred for the three and nine months ended September 30, 2024 or during the period from August 28, 2023 to September 30, 2023.

Administrative Services Agreement
In July 2024, SUNS Manager entered into the Administrative Services Agreement with TCG Services LLC, an affiliate of SUNS Manager, Mr. Tannenbaum and Mrs. Tannenbaum. The Administrative Services Agreement sets forth the terms on which TCG Services LLC will provide SUNS certain administrative services, including providing personnel, office facilities, information technology and other equipment and legal, accounting, human resources, clerical, bookkeeping and record keeping services at such facilities as well as other services.
Services Agreement
In July 2024, SUNS Manager entered into a Services Agreement with SRT Group LLC, an affiliate of SUNS Manager, Mr. Tannenbaum, Mrs. Tannenbaum, Mr. Sedrish and Mr. Hetzel. The Services Agreement sets forth the terms on which SRT Group LLC will provide SUNS its investment personnel.
The Company is required to pay all of its allocable costs and expenses and reimburse the Manager or its affiliates for such expenses paid or incurred on behalf of the Company by the Manager or its affiliates, excepting only those expenses that are specifically the responsibility of the Manager pursuant to the Management Agreement.
Until the completion of the Spin-Off, there were no Base Management Fees or Incentive Fees incurred by the Company. The following table summarizes the related party costs incurred by the Company for the three and nine months ended September 30, 2024 and for the period from August 28, 2023 to September 30, 2023:

	Three months ended September 30,	Period from August 28, 2023 to September 30,	Nine months ended September 30,	Period from August 28, 2023 to September 30,
	2024	2023	2024	2023
Affiliate costs
Base management fees	$422,238	$—	$422,238	$—
Incentive fees earned	—	—	—	—
General and administrative expenses reimbursable to Manager	492,870	—	492,870	—
Total	$915,108	$—	$915,108	$—
Amounts payable to the Company’s Manager as of September 30, 2024 and December 31, 2023 were approximately $0.9 million and zero, respectively.
Investments in Loans
From time to time, the Company may co-invest with other investment vehicles managed by the SUNS Manager or its affiliates, including by means of splitting loans, participating in loans or other means of syndicating loans. The Company is not obligated to provide, nor has it provided, any financial support to the other managed investment vehicles. As such, the Company’s risk is limited to the carrying value of its investment in any such loan. Additionally, SUNS Manager or its affiliates, may from time to time serve as administrative and collateral agents to the lenders under our co-investments. As of September 30, 2024, there were six co-invested loans held by the Company and affiliates of the Company.
Unsecured Revolving Credit Facility with Affiliate
The Company entered the Revolving Credit Facility with SRT Finance LLC, an affiliate of the Company and Mr. and Mrs. Tannenbaum. Refer to Note 6 for more information.

13.DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the Company’s dividends declared during the nine months ended September 30, 2024. No dividends were declared during the period from August 28, 2023 to September 30, 2023:

	Declaration Date	Record Date	Payment Date	Per Common Share Distribution Amount	Total Distribution Amount

Regular cash dividend	8/14/2024	9/30/2024	10/15/2024	$0.21	$1,454,333
Regular cash dividend	8/14/2024	12/31/2024	1/15/2025	0.42	2,908,666
2024 Period Subtotal				$0.63	$4,362,999
14.SUBSEQUENT EVENTS
The Company has evaluated subsequent events through the date the financial statements were available to be issued. There were no material subsequent events, other than those described below, that required disclosure in these unaudited interim financial statements.
New Loan
In November 2024, the Company and affiliated co-investors entered into a whole loan (the “Whole Loan”) consisting of an aggregate of $96.0 million in loan commitments. The property securing the loan is a development site and related condominium project located in Fort Lauderdale, Florida. The proceeds are expected to be used to commence and facilitate construction.
The Company committed a total of $30.0 million and affiliated co-investors committed $60.0 million, with the remaining $6.0 committed by an unaffiliated investor (the “Originating Lender”). At closing, the Company funded approximately $3.6 million and the affiliated co-investors funded approximately $7.2 million and the Originating Lender funded approximately $0.7 million. The Whole Loan is split into a Senior Loan and Mezzanine Loan, each with two A-Notes ($62.4 million of the total commitment amount) and two B-Notes ($33.6 million of the total commitment amount, of which $6.0 million was committed by the Originating Lender). The A-Notes bear interest at a rate of SOFR plus 4.75%, with a rate index floor of 4.75%. The B-Notes bear interest at a rate of SOFR plus 11.00%, with a rate index floor of 4.75%. The A-Notes and B-Notes were issued at a discount of 1.0% and mature in 26 months, subject to two, six-month extension options.
Revolving Credit Facility
On November 6, 2024, the Company entered into the Loan and Security Agreement (the “Revolving Credit Agreement”) by and among the Company, the lenders party thereto (the “Lenders”), and East West Bank, as Agent, Joint Lead Arranger, Joint Book Runner, Co-Syndication Agent and Co-Documentation Agent.
The Revolving Credit Agreement provides for a senior secured revolving credit facility (the “Revolving Credit Facility”) with $50.0 million in initial aggregate commitments, which may be borrowed, repaid and redrawn, subject to a borrowing base based on eligible loan obligations held by the Company and subject to the satisfaction of other conditions provided in the Revolving Credit Agreement. Pursuant to the terms of the Revolving Credit Agreement, the amount of total commitments may be increased to up to $200.0 million in aggregate, subject to available borrowing base and lenders’ willingness to provide additional commitments. The Revolving Credit Facility has a maturity date of November 8, 2027.
Interest is payable on the Revolving Credit Facility in cash in arrears at the rate per annum of SOFR plus 2.75%, with a SOFR floor of 2.63%; provided, however, that the interest rate will increase by an additional 0.25% during any Increase Rate Month (as defined in the Revolving Credit Agreement).
The Company is required to pay certain fees to the agent and the lenders under the Revolving Credit Agreement, including a $75,000 agent fee payable to the agent and an 0.25% per annum loan fee payable ratably to the lenders, in each case, payable on the closing date and on the annual anniversary thereafter. Commencing on the six-month anniversary of the closing date, the Revolving Credit Facility has an unused line fee of 0.25% per annum, payable semi-annually in arrears. Based on the terms of the Revolving Credit Agreement, the unused line fee is waived if our average cash balance exceeds the minimum balance required per the Revolving Credit Agreement.
The Revolving Credit Facility contains customary covenants, including covenants that limit or restrict the Company’s and its subsidiaries’ ability to incur liens, incur indebtedness, make certain restricted payments, merger or consolidate or make dispositions of assets. In addition, the Company and its subsidiaries are subject to certain financial covenants, including a liquidity and debt service coverage ratio covenant.
The Revolving Credit Facility is guaranteed by certain material subsidiaries of the Company and is secured by substantially all assets of the Company and certain of its material subsidiaries; provided that upon the meeting of certain conditions, the facility will be secured only by certain assets of the Company comprising of or relating to loan obligations designed for inclusion in the borrowing base.
Relationships
Certain of the lenders and their affiliates may in the future engage in investment banking, commercial banking and other financial advisory and commercial dealings with the Company and its affiliates.
Termination of SRT Revolving Credit Facility
On November 6, 2024, in conjunction with the entry by the Company into the Revolving Credit Facility, the Company terminated the unsecured revolving credit agreement (the “Credit Agreement”) dated September 26, 2024, by and between the Company, as borrower, and SRT Finance LLC, as agent and lender. Upon execution of the Revolving Credit Facility, the lenders’ commitments under the Credit Agreement were terminated and the liability of the Company and its subsidiaries with respect to their obligations under the Credit Agreement was discharged.

                 Shares
 Sunrise Realty Trust, Inc.
Common Stock
PRELIMINARY PROSPECTUS
Bookrunning Managers

RAYMOND JAMES

KEEFE, BRUYETTE & WOODS

BTIG
               ,
Until                  ,             (25 days after the date of this prospectus), all dealers that effect transactions in our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 31.    Other Expenses of Issuance and Distribution
The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Amount to be Paid
SEC Registration Fee	$	*
FINRA filing fee		*
Printing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Other expenses		*
Total:	$	*
___________________________
*To be filed by amendment
Item 32. Sales to Special Parties
None.
Item 33. Recent Sales of Unregistered Securities
Brian Sedrish was appointed as Chief Executive Officer (“CEO”), effective July 1, 2024. In connection with his recent appointment as CEO, we granted Mr. Sedrish 36,363 shares of restricted stock, which vest over a three-year period with approximately 33% vesting on each of the first, second and third anniversaries of July 9, 2024.
Item 34.    Indemnification of Directors and Officers.
Maryland law permits Sunrise Realty Trust, Inc. (the “Company”) to include a provision in its charter limiting the liability of its directors and officers to the Company and its shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. The Company’s charter (the “Charter”) contains a provision that eliminates the Company’s directors’ and officers’ liability to the maximum extent permitted by Maryland law.
The Maryland General Corporation Law (the “MGCL”) requires the Company (unless the Charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits the Company to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:
•the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;
•the director or officer actually received an improper personal benefit in money, property or services; or

•in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
Under the MGCL, the Company may not indemnify a director or officer in a suit by the Company or in its right in which the director or officer was adjudged liable to the Company or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the Company or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
In addition, the MGCL permits the Company to advance reasonable expenses to a director or officer upon its receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.
The Charter authorizes the Company to obligate itself, and the Company’s bylaws (the “Bylaws”) obligate it, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:
•any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or
•any individual who, while a director or officer of our Company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.
The Charter and Bylaws also permit the Company to indemnify and advance expenses to any individual who served any of its predecessors in any of the capacities described above and any employee or agent of the Company or any of its predecessors.
The Company has entered into indemnification agreements with each of its directors and officers whereby it agrees to indemnify such directors and officers to the maximum extent permitted by Maryland law against all expenses and liabilities, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, the Company has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
We do not currently carry directors’ and officers’ insurance.
Item 35.    Treatment of Proceeds from Stock Being Registered.
Not applicable.

Item 36.    Financial Statement and Exhibits.
(a)Financial Statements. See page F-1 for an index of the financial statements included in the registration statement.
(b)Exhibit Index.

Exhibit No.	Description of Exhibits
1.1*	Form of Underwriting Agreement
2.1
Separation and Distribution Agreement, dated as of July 8, 2024, by and between Advanced Flower Capital Inc. (f/k/a/ AFC Gamma, Inc.) and Sunrise Realty Trust, Inc. (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K on July 8, 2024 and incorporated herein by reference).

3.1	Articles of Amendment and Restatement of Sunrise Realty Trust, Inc. (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K on July 3, 2024 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Sunrise Realty Trust, Inc. (filed as Exhibit 3.2 to Amendment No. 2 to the Company’s Registration Statement on Form 10-12B on May 20, 2024 and incorporated herein by reference).
5.1	Form of Opinion of Venable LLP
8.1	Form of Opinion of O’Melveny & Myers LLP with respect to tax matters.
10.1
Tax Matters Agreement, dated as of July 8, 2024, by and between Advanced Flower Capital Inc. (f/k/a/ AFC Gamma, Inc.) and Sunrise Realty Trust, Inc. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K on July 8, 2024 and incorporated herein by reference).

10.2	Management Agreement, dated as of February 22, 2024 (filed as Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form 10-12B on May 20, 2024 and incorporated herein by reference).
10.3	Form of Indemnification Agreement (filed as Exhibit 10.3 to Amendment No. 3 to the Company’s Registration Statement on Form 10-12B on June 10, 2024 and incorporated herein by reference).
10.4§	2024 Stock Incentive Plan (filed as Exhibit 10.4 to Amendment No. 3 to the Company’s Registration Statement on Form 10-12B on June 10, 2024 and incorporated herein by reference).
10.5§	Form of 2024 Stock Incentive Plan Restricted Stock Agreement (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q on November 7, 2024 and incorporated herein by reference).
10.6
Loan and Security Agreement, dated as of November 6, 2024, among Sunrise Realty Trust, Inc., the other persons from time to time party thereto, as loan parties, East West Bank, as Agent, Joint Lead Arranger, Joint Book Runner, Co-Syndication Agent and Co-Documentation Agent, and the financial institutions party thereto, as Lenders (filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q on November 7, 2024 and incorporated herein by reference).

21.1	List of Subsidiaries of the Registrant.
23.1*	Consent of CohnReznick LLP, independent registered public accounting firm.
23.2	Consent of Venable LLP (included in Exhibit 5.1).
23.3	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1).
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement).
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
107*	Filing Fee Table.
___________________________
*To be filed by amendment.
§Management contract or compensatory plan or arrangement

Item 37.    Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
1.For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
2.For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on                      , .

SUNRISE REALTY TRUST, INC.

By:
Name: Brian Sedrish
Title: Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Brian Sedrish and Brandon Hetzel, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	,
Brian Sedrish	(Principal Executive Officer)

	Chief Financial Officer and Treasurer	,
Brandon Hetzel	(Principal Financial Officer and Principal Accounting Officer)

	Executive Chairman, Director	,
Leonard M. Tannenbaum

	Director	,
Alexander Frank

	Director	,
Jodi Hanson Bond

	Director	,
James Fagan